FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

May 05, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  1-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

QUARTERLY REPORT

OJSC Wimm-Bill-Dann Foods

The Issuer’s code: 06005-A

For Q1 2011

Issuer’s location: 16/15 Yauzskiy bulvar, of. 306, Moscow 109028, Russia

Information contained herein is required to be disclosed according to the Russian Federation law on securities

Attorney-in-Fact (POA No. 24/03-BRV of 24.03.2010)

Date: April 25, 2011	/s/ R.V. Bolotovskiy
signature

Chief Accountant

Date: April 25, 2011	/s/ E.V. Morozova
signature

Contact person: Alexandr Alexandrovich Orlov, leading legal counsel

Phone: (495) 925-5805

Fax: (495) 733-9736

E-mail address: orlovaa@wbd.ru

Web page (pages) disclosing the information, contained in this quarterly report: www.wbd.ru

Contents

I. Brief information on the Issuer’s Governing Bodies, on the Issuer’s Bank Accounts, Auditor, Appraiser and Financial Advisor, as well as other Signatories of the Quarterly Report
1.1. The Issuer’s management bodies members
1.2. The Issuer’s bank accounts
1.3. The Issuer’s Auditor (Auditors)
1.4. The Issuer’s Appraiser (Appraisers)
1.5. The Issuer’s Financial Advisors
1.6. Other signatories of the Quarterly Report
II. General information on the Issuer’s financial and economic performance
2.1. The Issuer’s financial and economic activity indicators
2.2. Market capitalization of the Issuer
2.3. The Issuer’s liabilities
2.3.1. Creditor indebtedness
2.3.2. The Issuer’s credit history
2.3.3. Issuer liabilities for collateral pledged to third parties
2.3.4. Other liabilities of the Issuer
2.4. Primary purposes of issue and intended use of funds raised from the securities replacement
2.5. Risks related to acquisition of offered issuable securities
III. Detailed information on the Issuer
3.1. The Issuer’s creation history and development
3.1.1. The Issuer’s company name
3.1.2. Information on the Issuer’s state registration
3.1.3. The Issuer establishment and development history
3.1.4. Contact details
3.1.5. Taxpayer’s identification number
3.1.6. The Issuer’s divisions and representative offices
3.2. The Issuer’s main business activity
3.2.1. Industry classification of the Issuer
3.2.2. The Issuer’s main economic operations
3.2.3. The Issuer’s materials, goods (raw materials) and suppliers
3.2.4. The Issuer’s goods (works, services) sales markets
3.2.5. Information on the Issuer’s licenses
3.2.6. The Issuer’s joint activities
3.3. The Issuer’s outline for the future activities
3.4. The Issuer’s participation in industrial, bank and financial groups, holdings, concerns and associations
3.5. The Issuer’s subsidiary and dependent companies

3.6. Composition, structure and value of the Issuer’s fixed assets, information about plans for purchase, replacement, retirement of fixed assets, as well as on all facts of encumbrance of the Issuer’s fixed assets

3.6.1. Fixed assets
IV. Information of the Issuer’s financial and economic operations
4.1. Results of the Issuer’s financial and economic operations
4.1.1. Profit and losses

4.1.2. Factors which had impact on the change of amount of the earnings obtained from the Issuer’s selling of goods, products, works, services, as well as on the Issuer’s profit (loss) obtained from main operations

4.2. The Issuer’s liquidity, sufficiency of capital and current assets

4.3. Amount and structure of the Issuer’s capital and current assets
4.3.1. Amount and structure of the Issuer’s capital and current assets
4.3.2. The Issuer’s financial investments
4.3.3. The Issuer’s intangible assets
4.4. Information on the Issuer’s policy and expenditures in the field of the scientific and engineering development, in relation to licenses and patents, new developments and researches
4.5. Analysis of the development tendencies in the field of the issuer’s main operations

V. Detailed information on the persons forming part of the Issuer’s governing bodies, Issuer’s bodies for control over its financial and economic operations, and brief data on the Issuer’s employees (staff)

5.1. Information on the structure and competence of the Issuer’s governing bodies
5.2. The Issuer’s governing bodies
5.2.1. The Issuer’s Board of Directors (Supervisory Board)
5.2.2. The Issuer’s sole executive body
5.2.3. The Issuer’s collective executive body
5.3. Information on the size of remuneration, benefits and/or compensation of expenses with regard to each of the Issuer’s governing body
5.4. Information on the structure and competence of the bodies controlling the Issuer’s financial and economic operations
5.5. The Issuer’s financial and economic operations control bodies
5.6. Information on remuneration, benefits and/or compensation of expenses for the Issuer’s financial and business operations control body
5.7. Numbers and general information on educational background and lineup of the Issuer’s staff (employees), as well as on change in number of issuer’s staff (employees)
5.8. Information on any Issuer’s liabilities to its staff (employees) which concern a possibility of their participation in the authorized (joint-stock) capital (share fund) of the Issuer
VI. Information on the Issuer’s members (shareholders) and the Issuer’s interested party transactions
6.1-6.2. Shareholders
6.1. Information on the total number of the Issuer’s shareholders (members)

6.2. Information on the Issuer’s members (shareholders) holding at least 5 percent equity stake in the Issuer’s authorized (joint-stock) capital (share fund) or at least 5 percent of its ordinary shares; information on such entities’ members (shareholders) holding at least 20 percent equity stake in their authorized (joint-stock) capital (share fund) or at least 20 percent of their ordinary shares

6.3. Information on the government or municipality’s equity stake in the Issuer’s authorized (joint-stock) capital (share fund), availability of special right (“golden share”)
6.4. Information on restrictions for participation in the Issuer’s authorized (joint-stock) capital (share fund)

6.5. Information on changes in the body and the amount of participation of the Issuer’s shareholders (members) holding at least 5 percent of the Issuer’s authorized (joint-stock) capital (share fund) or at least 5 percent of the Issuer’s ordinary shares

6.6. The Issuer’s interested party transactions
6.7. Accounts receivable
VII. The Issuer’s accounting reports and other financial information
7.1. The Issuer’s yearly accounting reports
7.2. The Issuer’s quarterly accounting reports for the last completed accounting quarter
7.3. The Issuer’s consolidated accounting reports for the last completed financial year
7.4. Information on the Issuer’s accounting policy
7.5. Information on the total amount of exports, as well as on the share of exports in total sales

7.6. Information on the Issuer’s real estate value as well as on essential changes in the Issuer’s property after the end date of the last completed financial year
7.7. Information on the Issuer’s participation in court proceedings if such participation may significantly affect the Issuer’s financial and economic operations
VIII. Additional information on the Issuer and the issuable securities placed by him
8.1. Additional information on the Issuer
8.1.1. Information on the size and structure of the Issuer’s authorized (joint-stock) capital (share fund)
8.1.2. Information on changes in size of the Issuer’s authorized (joint-stock) capital (share fund)
8.1.3. Information on allocation and usage of a reserve fund and other Issuer’s funds
8.1.4. Information on the procedure for calling and holding the meeting (session) of the Issuer’s highest governing body
8.1.5. Information on commercial organizations in which the Issuer owns at least 5 percent in the authorized (joint-stock) capital (share fund) or at least 5 percent of its ordinary shares
8.1.6. Issuer’s sufficient transactions
8.1.7. Information on the Issuer’s credit ratings
8.2. Information on each class (category) of Issuer’s shares
8.3. Information on previous issues of the Issuer’s issuable securities other than stocks
8.3.1. Information on issues which securities are all redeemed (annulled)
8.3.2. Information on outstanding issues
8.3.3. Information on issues of securities under which obligations of the issuer are not performed (default)
8.4. Information on the entity(s) that provided surety for bond issue
8.5. Conditions of surety for enforcement of obligations on the bonds issue
8.5.1. Conditions of enforcement of obligations on mortgage-backed bonds
8.6. Information on organizations, registering the rights to the issue securities of the Issuer
8.7. Information on the laws that govern the export and import of capital, which may affect the payment of dividends, interest and other payments to non-residents
8.8. Description of the procedure for taxation of yield on the Issuer’s placed and being placed issuable securities
8.9. Information on declared (accrued) and paid dividends on shares of the issuer and the issuer’s incomes on the bonds

8.9.1. Information on declared (accrued) and paid dividends on shares of the issuer over the last 5 completed financial years or for each completed financial year, if the issuer has been carrying out its activities less than 5 years

8.9.2. Bond issues, for which the income has been paid over the last 5 completed financial years preceding the date of completion of the last reporting quarter, and if the issuer carries out its activity for less than 5 years - for each complete financial year preceding the date completion of the last reported quarter.

8.10. Other information
8.11. Information on provided securities and the issuer of the provided securities, title of ownership to which shall be certified by Russian depositary receipts

Introduction

Basis of the Issuer’s obligation to disclose information in the form of the quarterly report

The Securities Prospectus registration procedure was carried regarding the Issuer’s securities.

State registration of the Issuer’s securities emission (additional emission) was accompanied by registration of the securities emission prospectus, thus distribution of such securities was carried out by way of open subscription or by way of closed subscription among other individuals which number exceeded 500.

The Issuer’s stock obligations were made eligible (listed) for stock exchange circulation

This quarterly report contains the Issuer’s authorized governing bodies estimations and forecasts concerning future events and/or actions, development prospects for the Issuer’s operating activities segment, as well as the Issuer’s operating results, including the Issuer’s plans, probability of certain events and certain actions. Investors should not totally rely in their judgments upon the Issuer’s authorized governing bodies estimations and forecasts since the Issuer’s actual operating results in the future may vary from those forecasted results due to many reasons. The purchase of the Issuer’s securities incurs risks described in this quarterly report.

I. Brief information on the Issuer’s Governing Bodies, on the Issuer’s Bank Accounts, Auditor, Appraiser and Financial Advisor, as well as other Signatories of the Quarterly Report

1.1. The Issuer’s governing bodies members

The Issuer’s Board of Directors members:

Full name	Year of Birth
Mikhail Vladimirovich Dubinin * (see ref 5.2.1)	1969
Aleksandr Sergeevich Orlov * (see ref 5.2.1)	1948
Sergey Arkadyevich Plastinin (chairman) * (see ref 5.2.1)	1968
David Yakobashvili * (see ref 5.2.1)	1957
Gavril Abramovich Yushvaev * (see ref 5.2.1)	1957
Igor Vladimirovich Kostikov * (see ref 5.2.1)	1958
Evgeniy Grigoryevich Yasin * (see ref 5.2.1)	1934
Gui de Selieur * (see ref 5.2.1)	1952
Michael O’Neill * (see ref 5.2.1)	1945
Marcus J. Rhodes	1961
Linwood Tipton * (see ref 5.2.1)	1934

The Issuer’s sole executive body:

Full name	Year of Birth
Tony Denis Maher	1956

The Issuer’s collective executive body members:

Full name	Year of Birth
Tony Denis Maher	1956
Dmitriy Vladimirovich Ivanov	1967
Marina Gennadyevna Kagan	1968
Gennadiy Konstantinovich Kraynov	1951
Gary Sobel	1967
Silviu Popovici	1968
Oleg Egorovich Kuzmin	1969

1.2. The Issuer’s bank accounts

Credit company

Full company name: Closed Joint-Stock Company KB CITIBANK

Abbreviated company name: CJSC KB CITIBANK

Location: 8-10 ul. Gasheka, Moscow 125047

TIN: 7710401987

BIC: 044252202

Account number: 40702810100700883027

Correspondent account: 30101810300000000202

Account type: settlement

Credit company

Full company name: Open Joint-Stock Company MDM-BANK

Abbreviated company name: OJSC MDM-BANK

Location: 3 ul. Sadovnicheskaya, Moscow 113035

TIN: 7706074960

BIC: 044525466

Account number: 40702810400070027130

Correspondent account: 30101810900000000466

Account type: settlement

Credit company

Full company name: Open Joint-Stock Company ALFA-BANK

Abbreviated company name: OJSC ALFA -BANK

Location: 1 ul. Mytnaya, bld. 1, Moscow 117049

TIN: 7728168971

BIC: 044525593

Account number: 40702810201500000016

Correspondent account: 30101810200000000593

Account type: settlement

Credit company

Full company name: Open Joint-Stock Company SBERBANK OF RUSSIA

Abbreviated company name: OJSC SBERBANK OF RUSSIA

Location: 19 ul. Vavilova, Moscow 117997

TIN: 7707083893

BIC: 044525225

Account number: 40702810938000110483

Correspondent account: 30101810400000000225

Account type: settlement

Credit company

Full company name: Open Joint-Stock Company SBERBANK OF RUSSIA

Abbreviated company name: OJSC SBERBANK OF RUSSIA

Location: 19 ul. Vavilova, Moscow 117997

TIN: 7707083893

BIC: 044525225

Account number: 40702810638360104497

Correspondent account: 30101810400000000225

Account type: settlement

Credit company

Full company name: Open Joint-Stock Company SBERBANK OF RUSSIA

Abbreviated company name: OJSC SBERBANK OF RUSSIA

Location: 19 ul. Vavilova, Moscow 117997

TIN: 7707083893

BIC: 044525225

Account number: 40702810038040113829

Correspondent account: 30101810400000000225

Account type: settlement

Credit company

Full company name: Open Joint-Stock Company SBERBANK OF RUSSIA

Abbreviated company name: OJSC SBERBANK OF RUSSIA

Location: 19 ul. Vavilova, Moscow 117997

TIN: 7707083893

BIC: 044525225

Account number: 40702810338360108023

Correspondent account: 30101810400000000225

Account type: settlement

Credit company

Full company name: Closed Joint-Stock Company BANK SOCIETE GENERAL VOSTOK

Abbreviated company name: CJSC BANK SOCIETE GENERAL VOSTOK

Location: 2 Yakimanskaya nab., Moscow 119180

TIN: 7703023935

BIC: 044525957

Account number: 40702810700001171101

Correspondent account: 30101810600000000957

Account type: settlement

Credit company

Full company name: Closed Joint-Stock Company UniCreditBank

Abbreviated company name: CJSC UniCreditBank

Location: 9 Prechistenskaya nab., of. 258, Moscow 119034

TIN: 7710030411

BIC: 044525545

Account number: 40702810400010544422

Correspondent account: 3010181030000000545

Account type: settlement

Credit company

Full company name: Closed Joint-Stock Company Raiffeisenbank

Abbreviated company name: CJSC Raiffeisenbank

Location: 17/1 ul. Troitskaya, Moscow 129090

TIN: 7744000302

BIC: 044525700

Account number: 40702 810 4 00001401 757

Correspondent account: 30101810200000000700

Account type: settlement

Credit company

Full company name: Closed Joint-Stock Company KB CITIBANK

Abbreviated company name: CJSC KB CITIBANK

Location: 8-10 ul. Gasheka, Moscow 125047

TIN: 7710401987

BIC: 044252202

Account number: 40702840900700883019

Correspondent account:

Account type: current foreign currency

Credit company

Full company name: Closed Joint-Stock Company KB CITIBANK

Abbreviated company name: CJSC KB CITIBANK

Location: 8-10 ul. Gasheka, Moscow 125047

TIN: 7710401987

BIC: 044252202

Account number: 40702840900700883035

Correspondent account:

Account type: transit foreign currency

Credit company

Full company name: Closed Joint-Stock Company ING Bank (Eurasia)

Abbreviated company name: CJSC ING Bank (Eurasia)

Location: 36 ul. Krasnobogatyrskaya, Moscow 127473

TIN: 7744001810

BIC: 044525957

Account number: 40702840000091002012

Correspondent account:

Account type: transit foreign currency

Credit company

Full company name: Closed Joint-Stock Company ING Bank (Eurasia)

Abbreviated company name: CJSC ING Bank (Eurasia)

Location: 36 ul. Krasnobogatyrskaya, Moscow 127473

TIN: 7744001810

BIC: 044525957

Account number: 40702840100001002012

Correspondent account:

Account type: current foreign currency

Credit company

Full company name: Open Joint-Stock Company SBERBANK OF RUSSIA

Abbreviated company name: OJSC SBERBANK OF RUSSIA

Location: 19 ul. Vavilova, Moscow 117997

TIN: 7707083893

BIC: 044525225

Account number: 40702840538360208023

Correspondent account:

Account type: transit foreign currency

Credit company

Full company name: Closed Joint-Stock Company Raiffeisenbank

Abbreviated company name: CJSC Raiffeisenbank

Location: 17/1 ul. Troitskaya 17/1, Moscow 129090

TIN: 7744000302

BIC: 044525700

Account number: 40702978600002401757

Correspondent account:

Account type: current foreign currency

Credit company

Full company name: Closed Joint-Stock Company Raiffeisenbank

Abbreviated company name: CJSC Raiffeisenbank

Location: 17/1 ul. Troitskaya 17/1, Moscow 129090

TIN: 7744000302

BIC: 044525700

Account number: 40702978300001401757

Correspondent account:

Account type: current foreign currency

Credit company

Full company name: Closed Joint-Stock Company Raiffeisenbank

Abbreviated company name: CJSC Raiffeisenbank

Location: 17/1 ul. Troitskaya 17/1, Moscow 129090

TIN: 7744000302

BIC: 044525700

Account number: 40702840700001401757

Correspondent account:

Account type: current foreign currency

Credit company

Full company name: Closed Joint-Stock Company Raiffeisenbank

Abbreviated company name: CJSC Raiffeisenbank

Location: 17/1 ul. Troitskaya 17/1, Moscow 129090

TIN: 7744000302

BIC: 044525700

Account number: 40702840400000401757

Correspondent account:

Account type: transit foreign currency

Credit company

Full company name: Closed Joint-Stock Company Raiffeisenbank

Abbreviated company name: CJSC Raiffeisenbank

Location: 17/1 ul. Troitskaya 17/1, Moscow 129090

TIN: 7744000302

BIC: 044525700

Account number: 40702840000002401757

Correspondent account:

Account type: current foreign currency

Credit company

Full company name: Open Joint-Stock Company MDM-BANK

Abbreviated company name: OJSC MDM-BANK

Location: 3 ul. Sadovnicheskaya, Moscow 113035

TIN: 7706074960

BIC: 044525466

Account number: 40702840400150027130

Correspondent account: 30101810900000000466

Account type: current foreign currency

Credit company

Full company name: Open Joint-Stock Company MDM-BANK

Abbreviated company name: OJSC MDM-BANK

Location: 3 ul. Sadovnicheskaya, Moscow 113035

TIN: 7706074960

BIC: 044525466

Account number: 40702840700151027130

Correspondent account: 30101810900000000466

Account type: transit foreign currency

Credit company

Full company name: Open Joint-Stock Company SBERBANK OF RUSSIA

Abbreviated company name: OJSC SBERBANK OF RUSSIA

Location: 19 ul. Vavilova, Moscow 117997

TIN: 7707083893

BIC: 044525225

Account number: 40702840138000210483

Correspondent account:

Account type: transit foreign currency

Credit company

Full company name: Open Joint-Stock Company SBERBANK OF RUSSIA

Abbreviated company name: OJSC SBERBANK OF RUSSIA

Location: 19 ul. Vavilova, Moscow 117997

TIN: 7707083893

BIC: 044525225

Account number: 40702840538360208023

Correspondent account:

Account type: transit foreign currency

Credit company

Full company name: Open Joint-Stock Company SBERBANK OF RUSSIA

Abbreviated company name: OJSC SBERBANK OF RUSSIA

Location: 19 ul. Vavilova, Moscow 117997

TIN: 7707083893

BIC: 044525225

Account number: 40702978138360208023

Correspondent account:

Account type: transit foreign currency

Credit company

Full company name: Open Joint-Stock Company SBERBANK OF RUSSIA

Abbreviated company name: OJSC SBERBANK OF RUSSIA

Location: 19 ul. Vavilova, Moscow 117997

TIN: 7707083893

BIC: 044525225

Account number: 40702978138360208023

Correspondent account:

Account type: current foreign currency

Credit company

Full company name: Open Joint-Stock Company SBERBANK OF RUSSIA

Abbreviated company name: OJSC SBERBANK OF RUSSIA

Location: 19 ul. Vavilova, Moscow 117997

TIN: 7707083893

BIC: 044525225

Account number: 40702978238360108023

Correspondent account:

Account type: current foreign currency

Credit company

Full company name: Open Joint-Stock Company AKB Rosbank

Abbreviated company name: OJSC AKB Rosbank

Location: 11 ul. Mashy Poryvaevoy, Moscow 107078

TIN: 7730060164

BIC: 044552272

Account number: 40702840700000012592

Correspondent account: 30101810200000000272

Account type: current foreign currency

Credit company

Full company name: Open Joint-Stock Company AKB Rosbank

Abbreviated company name: OJSC AKB Rosbank

Location: 11 ul. Mashy Poryvaevoy, Moscow 107078

TIN: 7730060164

BIC: 044552272

Account number: 40702840600003012592

Correspondent account: 30101810200000000272

Account type: transit foreign currency

Credit company

Full company name: Closed Joint-Stock Company Raiffeisenbank

Abbreviated company name: CJSC Raiffeisenbank

Location: 17/1 ul. Troitskaya, Moscow 129090

TIN: 7744000302

BIC: 044525700

Account number: 40702840300003401757

Correspondent account:

Account type: transit foreign currency

Credit company

Full company name: Closed Joint-Stock Company Raiffeisenbank

Abbreviated company name: CJSC Raiffeisenbank

Location: 17/1 ul. Troitskaya, Moscow 129090

TIN: 7744000302

BIC: 044525700

Account number: 40702978000000401757

Correspondent account:

Account type: transit foreign currency

Credit company

Full company name: Closed Joint-Stock Company Raiffeisenbank

Abbreviated company name: CJSC Raiffeisenbank

Location: 17/1 ul. Troitskaya, Moscow 129090

TIN: 7744000302

BIC: 044525700

Account number: 40702978900003401757

Correspondent account:

Account type: transit foreign currency

Credit company

Full company name: Closed Joint-Stock Company KB CITIBANK

Abbreviated company name: CJSC KB CITIBANK

Location: 8-10 ul. Gasheka, Moscow 125047

TIN: 7710401987

BIC: 044252202

Account number: 40702978500700883051

Correspondent account:

Account type: current foreign currency

Credit company

Full company name: Closed Joint-Stock Company KB CITIBANK

Abbreviated company name: CJSC KB CITIBANK

Location: 8-10 ul. Gasheka, Moscow 125047

TIN: 7710401987

BIC: 044252202

Account number: 40702978800700883078

Correspondent account:

Account type: transit foreign currency

Credit company

Full company name: Open Joint-Stock Company SBERBANK OF RUSSIA

Abbreviated company name: OJSC SBERBANK OF RUSSIA

Location: 19 ul. Vavilova, Moscow 117997

TIN: 7707083893

BIC: 044525225

Account number: 40702840638360108023

Correspondent account:

Account type: current foreign currency

Credit company

Full company name: Closed Joint-Stock Company Bank Trojka Dialog

Abbreviated company name: CJSC Bank Trojka Dialog

Location: 4 Romanov per., Moscow 125009

TIN: 7744002959

BIC: 044525320

Account number: 40702840200000100199

Correspondent account:

Account type: transit foreign currency

Credit company

Full company name: Closed Joint-Stock Company Bank Trojka Dialog

Abbreviated company name: CJSC Bank Trojka Dialog

Location: 4 Romanov per., Moscow 125009

TIN: 7744002959

BIC: 044525320

Account number: 40702840300000000199

Correspondent account:

Account type: current foreign currency

Credit company

Full company name: Closed Joint-Stock Company THE ROYAL BANK OF SCOTLAND

Abbreviated company name: CJSC THE ROYAL BANK OF SCOTLAND

Location: 17 ul. Bolshaya Nikitskaya, bld. 1, Moscow 125009

TIN: 7703120329

BIC: 044525217

Account number: 40702810700006003125

Correspondent account: 30101810900000000217

Account type: settlement

1.3. The Issuer’s Auditor (Auditors)

The Auditor (Auditors) performing independent check of the Issuer’s accounts and financial (accounting) statements on the basis of the contract concluded with it, as well as the Auditor (Auditors) approved (selected) to audit the Issuer’s annual financial (accounting) statements following the results of the current or completed financial year:

Full company name: Limited Liability Company Ernst & Young

Abbreviated company name: LLC Ernst & Young

Location: 77 Sadovnicheskaya nab., bld. 1, Moscow 115035

TIN: 7709383532

PSRN: 1027739707203

Phone: (495) 755-9700

Fax: (495) 755-9701

E-mail address: moscow@ru.ey.com

Audit license information:

Name of body which issued license: Ministry of Finance of the Russian Federation

Number: E 002138

Issue date: 30.09.2002

Expiration date: 30.09.2012

Information on the Auditor’s membership in self-regulatory organizations of Auditors:

Full name: Non-profit Partnership “Audit Chamber of Russia” (NP ACR)

Location: 3/9 3rd Syromyatnicheskiy per., Moscow 105120, Russia

Additional information:

Non-profit Partnership “Audit Chamber of Russia” was established at the General Meeting on June 20, 2000 and incorporated as the legal entity by the Moscow Registration Chamber decision No. 002.013.776 of September 15, 2000.

Information on the Auditor’s membership in panels, associations or other professional partnerships (organizations):

Ernst & Young LLC is a member of the Non-profit Partnership “Institute of Professional Accountants and Auditors of Russia” (NP IPA&A of Russia).

Financial year (years) in which the Auditor carried out an independent audit of the Issuer’s accounts and financial (accounting) statements:

Year
2005
2006
2007
2008
2010

Factors that can affect the Auditor’s independency of the Issuer including the information on existing substantial self-interest of the Auditor (officers of the Auditor) in the activities of the Issuer (officials of the

Issuer):

Factors that can affect the Auditor’s independency of the Issuer as well as substantial self-interest of the Auditor (officers of the Auditor) in the activities of the Issuer (officials of the Issuer) do not exist.

The Issuer’s Auditor selection procedure:

Existence of the Auditor selection tendering procedure and its general conditions:

Auditor selection tendering procedure is not provided for in the Articles of association and other internal documents of the Issuer, as well as in the legislation of the Russian Federation with regard to the Issuer. The Auditor selection tendering procedure has not been carried out.

The procedure for nominating the Auditor for appointment by the shareholders (members) meeting including the governing body authorized to make the corresponding decision:

According to the Federal Law On Joint-Stock Companies dated 24.12.1995 No. 208-Ф3 and the WBD Foods OJSC Articles of association requirements, the Auditor is approved by the general shareholders meeting; the Auditor candidate is nominated by the Board of Directors after its approval by the Board of Directors Audit Committee and the Internal Audit Service.

Information on the works performed by the Auditor under the special audit engagements is indicated:

No such works.

Information on the procedure for determination of the Auditor’s fee and the actual amount of fee paid by the Issuer to the Auditor for each of five most recent completed financial years in which the Auditor carried out an independent audit of accounting records and financial (accounting) statements of the Issuer:

According to the Issuer’s Articles of association, the amount of reward for the services rendered by the Auditor is established by the Issuer’s Board of Directors and fixed in the contract concluded with the Auditor. Preliminary amount is approved by the Board of Directors Audit Committee and by the Internal Audit Service.

Information on the existence of any deferred and overdue payments for the services rendered by the Auditor:

There are no deferred and overdue payments.

Full company name: Closed Joint-Stock Company SV-Audit

Abbreviated company name: CJSC SV-Audit

Location: 40/12 ul. Nizhnyaya Krasnoselskaya, bld. 20B, Moscow 105066, Russia

TIN: 7710238106

PSRN: 1027739080764

Phone: (495) 771-6565

Fax: (495) 771-6565

E-mail address: sv-audit@sv-audit.ru

Audit license information:

Name of body which issued license: Ministry of Finance of the Russian Federation

Number: E004172

Issue date: 15.05.2003

Expiration date: 15.05.2013

Information on the Auditor’s membership in self-regulatory organizations of Auditors:

The Auditor is not a member of self-regulatory organization of Auditors.

Information on the Auditor’s membership in panels, associations or other professional partnerships

(organizations):

The Russian Union of Industrialists and Entrepreneurs, the National Federation of Consultants and Auditors, the Russian Society of Appraisers, the Moscow Audit Chamber, the Self Regulating Organization of Arbitration Managers of the Central Federal District, the Moscow Self Regulating Organization of Professional Arbitration Managers, the Self Regulating Organization of Arbitration Managers “RSNE”, the Arbitration Managers Association “Avangard”, the Volga region Self Regulating Organization of Arbitration Managers, the Non-Profit Partnership “Interregional Centre of Experts and Auditors in Housing and Communal Services”, Interregional Association “Energoeffektivnost I Normirovanie” (“Energy Performance and Rating”) (MAEN).

Financial year (years) in which the Auditor carried out an independent audit of the Issuer’s accounts and financial (accounting) statements:

Year
2009

Factors that can affect the Auditor’s independency of the Issuer including the information on existing substantial self-interest of the Auditor (officers of the Auditor) in the activities of the Issuer (officials of the Issuer):

Factors that can affect the Auditor’s independency of the Issuer as well as substantial self-interest of the Auditor (officers of the Auditor) in the activities of the Issuer (officials of the Issuer) do not exist.

The Issuer’s Auditor selection procedure:

Existence of the Auditor selection tendering procedure and its general conditions:

Due to the absence of regulatory requirements, the existence of the Auditor selection tendering procedure in order to check the Issuer’s financial statements executed in accordance with the Russian accounting standards is not mandatory for the Issuer.

The procedure for nominating the Auditor for appointment by the shareholders (members) meeting including the governing body authorized to make the corresponding decision:

According to the Federal Law On Joint-Stock Companies dated 24.12.1995 No. 208-FZ and the WBD Foods OJSC Articles of association requirements, the Auditor is approved by the general shareholders meeting; the Auditor candidate is nominated by the Board of Directors.

Information on the works performed by the Auditor under the special audit engagements is indicated:

No such works.

Information on the procedure for determination of the Auditor’s fee and the actual amount of fee paid by the Issuer to the Auditor for each of five most recent completed financial years in which the Auditor carried out an independent audit of accounting records and financial (accounting) statements of the Issuer:

According to the Issuer’s Articles of association, the amount of reward for the services rendered by the Auditor is established by the Issuer’s Board of Directors and fixed in the contract concluded with the Auditor. Preliminary amount is approved by the Board of Directors Audit Committee and by the Internal Audit Service.

Information on the existence of any deferred and overdue payments for the services rendered by the Auditor:

There are no deferred and overdue payments.

1.4. The Issuer’s Appraiser (Appraisers)

The Issuer did not assign Appraisers.

1.5. The Issuer’s Financial Advisors

The Issuer did not assign Financial Advisors.

1.6. Other signatories of the Quarterly Report

Full name: Yekaterina Viktorovna Morozova

Year of birth: 1968

Information on primary employment:

Company: OJSC WBD FOODS

Position: Chief Accountant

II. General information on the Issuer’s financial and economic performance

2.1. The Issuer’s financial and economic activity indicators

Measuring unit: thousand rubles

Item name	2006	2007	2008	2009	2010	2011, 3 months
Issuer’s net assets value	6 012 644	6 850 026	8 601 832	10 973 031	10 641 336	9 522 393
Debt to equity ratio, %	213.95	230.75	262	158.77	274.62	327.37
Short-term liabilities to equity ratio, %	97.53	186.59	141.28	88.54	28.37	51.87
Debt service payments coverage ratio, %	9.32	7.73	14.51	24.21	24.48	-21.056
Past-due debts ratio, %	0	0	0	0	0	0
Accounts receivable turnover, number of times	5.042	11.22	9.59	3.23	0.35	0.08
Dividend payout ratio, %	0.483	0	0.11	0.53	1.44	0
Labor productivity, thousand rubles / person	12 394.363	11 821.83	12 209.84	15 412.42	39 140.81	20 838.3
Depreciation to earnings ratio, %	0.09	0.18	0.29	0.63	1.71	0.598

2.2. Market capitalization of the Issuer

Market capitalization is calculated by multiplying the number of shares of a certain class (category) with the current market price of a share as disclosed by a securities trade organizer and determined in accordance with the Procedure for Calculation of Market Price of Issue Securities and Mutual Funds Admitted for Trading through Trade Organizers, approved by the Resolution of the Federal Securities Commission of Russia dated 24.12.2003 N 03-52/ps.

Item name	2006	2007	2008	2009	2010	Q1 2011
Market capitalization, rubles	77 102 727 020	141 527 498 112	34 011 926 256	126 846 594 336	177 027 840 000	167 590 984 000

Information on the securities trade organizer that provides data used for the calculation of market capitalization and any other information on public trading of securities described at option of the Issuer:

Trade organizer at the securities market — the New York Stock Exchange (NYSE). The Issuer’s market capitalization calculated (unless otherwise set forth further) as the product of the Issuer’s number of shares, expressed in ADRs, by the price of one share (ADR), and starting from Q4 2009, the price of 4 shares (ADR). The amount in rubles is specified on the basis of the official rate of the Central Bank of the Russian Federation as of the end date of the corresponding period.

2.3. The Issuer’s liabilities

2.3.1. Creditor indebtedness

Structure of the Issuer’s Creditor indebtedness

For 2010:

Measuring unit: thousand rubles

Term of payment
Creditor indebtedness name	Up to 1 year	Over 1 year
Creditor indebtedness to suppliers and contractors	1 759 772
including overdue		x
Creditor indebtedness to organization employees	14 568
including overdue		x
Creditor indebtedness to the budget and state non-budgetary funds	182
including overdue		x
Credits	250 587
including overdue		x
Loans, total	26 362 248
including overdue		x
including bonds loans	25 739 712
including overdue bonds loans		x
Other Creditor indebtedness	216 632
including overdue		x
Total	28 603 988
including overdue		x

Upon existence of overdue Creditor indebtedness including on credit contracts or loan contracts, as well as on debt securities (bonds, bills, others) issued by the Issuer, the reasons of non-fulfillment and the consequences are indicated, which have occurred or may occur in future for the Issuer due to non-fulfillment of the stated obligations, including penalties, imposed on the Issuer, and maturity date (supposed date) of overdue Creditor indebtedness settlement:

Creditors having a share of at least 10 per cent of the total amount of Creditor indebtedness: Full company name: Closed Joint-Stock Company Raiffeisenbank

Abbreviated company name: CJSC Raiffeisenbank

Location: 17 ul. Troitskaya, bld. 1, Moscow 129090

Amount of Creditor indebtedness, rubles: 25 739 712 000

The creditor is affiliated to the Issuer: No

For 3 months of 2011:

Measuring unit: thousand rubles

Term of payment
Creditor indebtedness name	Up to 1 year	Over 1 year
Creditor indebtedness to suppliers and contractors	1 310 557
including overdue		x
Creditor indebtedness to organization employees	13 409
including overdue		x
Creditor indebtedness to the budget and state non-budgetary	821

funds
including overdue		x
Credits	2 928 589
including overdue		x
Loans, total	26 056 396
including overdue		x
including bonds loans	25 739 712
including overdue bonds loans		x
Other Creditor indebtedness	158 444
including overdue		x
Total	30 468 216
including overdue		x

Upon existence of overdue Creditor indebtedness including on credit contracts or loan contracts, as well as on debt securities (bonds, bills, others) issued by the Issuer, the reasons of non-fulfillment and the consequences are indicated, which have occurred or may occur in future for the Issuer due to non-fulfillment of the stated obligations, including penalties, imposed on the Issuer, and maturity date (supposed date) of overdue Creditor indebtedness settlement:

Creditors having a share of at least 10 per cent of the total amount of Creditor indebtedness:

Full company name: Closed Joint-Stock Company Raiffeisenbank

Abbreviated company name: CJSC Raiffeisenbank

Location: 17 ul. Troitskaya, bld. 1, Moscow 129090

Amount of Creditor indebtedness, rubles: 6,740,451,492

Amount and terms of overdue Creditor indebtedness (interest rate, penalties, fines):

The creditor is affiliated to the Issuer: No

2.3.2. The Issuer’s credit history

This section provides information on the Issuer’s fulfillment of its liabilities occurred during 5 most recent completed financial years, or for each completed financial year in case the Issuer operates less than 5 years, and its liabilities under Credit Facility Agreements and/or Loan Agreements effective at the end date of reporting quarter, the amount of which is 5 percent or more of the Issuer’s assets value as of the date of most recent completed reporting quarter preceding the conclusion of the respective agreement as well as under Credit Facility Agreements and/or Loan Agreements which the Issuer considers as substantial.

If the Issuer issues bonds, the Issuer provides a report on the fulfillment of its obligations for each bond issue with total par value of 5 or more percent of the Issuer’s book value of assets as of the end date of the last completed quarter preceding state registration of the bond placement report; if bond placement is in process or bond placement report is not registered by state for any other reason, such information shall be provided as of the end date of the last completed quarter preceding the state registration of bond issue.

Liability name	Creditor (lender) name	Principal amount	Currency	Credit (loan) period / Maturity date	Delay in fulfillment of obligations for repayment of principal debt and/or interest due, period of delay, days
Bonded loan	CJSC Raiffeisenbank	3,000,000,000	RUR	2010	0
Bonded loan	CJSC Raiffeisenbank	3,739,712,000	RUR	2013	0

The Issuer’s Creditor indebtedness amount as of 31.03.2011 comprises 84% - the share of CJSC Raiffeisenbank from the total Creditor indebtedness amount.

2.3.3. Issuer’s liabilities for collateral pledged to third parties

Measuring unit: thousand rubles

Item name	2006	2007	2008	2009	2010	2011, 3 months
Total amount of the Issuer’s liabilities for collateral pledged	275 707	495 024	844 854	807 821	373 979	378 873
including total amount of liabilities of the third parties, for which the Issuer pledged collateral to the third parties, including in the form of loan or guarantee	275 707	495 024	844 854	807 821	373 979	378 873

The Issuer’s liabilities for collateral pledged for the period from the current financial year beginning date and till the reporting quarter end date to the third parties, including in the form of loan or guarantee, which are not less than 5 percent from the Issuer’s assets book value as of the end date of the last completed reporting period, preceding pledging of collateral:

There were no such liabilities in this reporting period.

2.3.4. Other liabilities of the issuer

The Issuer does not have other liabilities not recognized on its balance sheet which can substantially affect its financial standing, liquidity, financing sources and conditions of their use, business performance and expenses.

2.4. Primary purposes of issue and intended use of funds raised from the securities placement

The Issuer did not place its securities through public offering in the reporting quarter.

2.5. Risks related to acquisition of offered issuable securities

The Issuer’s risk management strategy:

The Issuer’s risk management strategy:

The Issuer characterizes the risks and uncertainties which it considers material but these risks can be not the only risks which it could face with. Emergence of additional risks and uncertainties including the risks and uncertainties of which the Issuer is not currently aware or which the Issuer considers immaterial can also result in reduction of the Issuer’s issuable securities value.

Due to the Issuer’s activity specificity, its risks which can result in the issuable securities value reduction are mostly conditioned, expressly or implicitly, by the Issuer-controlled companies’ aggregate risks. The terms “Company”, “WBD Group”, “WBD Companies Group”, “WBD” mean the Issuer both individually and together with the companies controlled by it.

2.5.1. Sector risks

The risks relating to the Company’s activity which can materially influence the Company’s financial and operational activities are unsubstantial.

The risks relating to litigations in which the Company took part:

Except for those specified in Section 2.5.3, WBD does not participate in any judicial proceedings which results could exert substantial influence over the Company’s activity. According to the management, currently there exist no potential judicial proceedings or claims which can exert material influence over the Company’s activity or its financial standing.

The risks relating to the absence of possibility to extend the Company’s activity license or the license to utilization of circulation- restricted objects (including natural resources):

Unsubstantial since WBD has licenses and protection of its intellectual property for the long term.

Together with that, WBD is exposed to various economic, financial, legal and other risks. The list of the most substantial risks, according to the Company, is provided below:

Economic slowdown can be reflected in a trade turnover of our production and have a material adverse impact on the performance of our strategic tasks relating to the increase of turnover volume of products under the premium segment brand names.

Demand for dairy products and some drinks basically depends on the consumers’ demographic factors and preferences, as well as on the factors relating to priority ranking of consumer expenses, including the general state of economy and the general level of consumers trust. Consumers’ readiness to buy food and drinks of well-known brand names depends partially on the local economic conditions. During the periods of economical instability such as, for example, the recent economic slowdown started in Russia in the end of 2008 consumers are trying to buy less expensive foods and drinks, and if our commercial strategy will be oriented on the increase of turnover of premium products and the products with improved consumer appeals, this would have an adverse impact on the results of our activity. Reduction of demand for our products on any of the core markets can lead to decrease in the goods turnover and our profitability.

Impossibility of the WBD activity geography expansion.

The WBD strategy based, in particular, on the expansion of its presence in various geographical regions depends on the increase of capital investments volume in additional markets, on the capability to determine perspective possibilities of emerging markets and on the capability to manage the operations of acquired and new enterprises. If on the existing markets where WBD has recently acquired or opened new enterprises or on the markets to which WBD is planning to come in future the reduction of activity is observed instead of the forecasted increase, the WBD strategy based on the expansion of its presence in various geographical regions may turn ineffective, and this may have an adverse effect on its business and profitability. Besides, we have manufacturing enterprises in Ukraine Georgia, Kyrgyzstan and Uzbekistan, as well as we carry out business in Kazakhstan, and our strategy is based on the increase of our presence in the CIS countries. Along with Russia, these countries are the countries with transition economies and exposed to more political, economic, social and legal risks than the more developed markets. The development strategy created by us is based on acquisition and establishment of new enterprises, and if we are not able to define essential problems, surpass our competitors or find financial resources for acquisition of enterprises on reasonable terms, this can have an adverse effect on our further development and the results of operation.

Our strategy depends on our reputation as large enterprise for manufacturing and distribution of dairy products, baby food, juice and waters, and, therefore, we can get profit from our large-scale operations, satisfy consumer’s demand in the best way and successfully compete with other manufacturers’ products.

Our development can be affected, if we fail to implement our strategy based on the enterprises acquisition howsoever same may be caused — whether by our inability to define and conduct negotiations successfully with specification of corresponding targets, defeat our competitors or finance the procedure of acquisition on reasonable terms, or by any other reason. Very often the development strategy requires additional financing, upon that the level of debt load, which we can bear until the moment of the newly acquired business complete consolidation, shall be limited. Also, the outstanding debt refinancing risks are possible. If the present credit terms available at the market decline, we will not be able to guarantee refinancing or additional financing on favorable conditions that can have an adverse effect on our growth in the future. Besides, acquisitions can affect our business, if we fail to integrate the acquired enterprises effectively or to receive that effect of synergy or economy which we expected.

We cannot guarantee successful integration of our existing or recently acquired enterprises activities into our business. If we fail to integrate our enterprises successfully, this may result in the slowdown of our development, deterioration of our operational indicators, may negatively affect our plans.

Our Company historically grew due to acquisition of enterprises and is in the process of constant integration and re-structuring of the newly acquired enterprises. Also, we can go on with enterprises acquisitions in future. The positive effect from our acquisitions will depend in many respects on successful re-structuring and integration of enterprises. There is a probability that we will not be able to carry out successful integration of these enterprises businesses into the business of our Company. Integration of our s enterprises, including those which can be acquired in future, requires time and efforts from our management which is also responsible for management of existing enterprises. Integration of our enterprises may occur to be complex since our corporate culture can differ from the acquired enterprises culture, as well as due to differences in the style of management, differences in systems and infrastructure, poor quality of management or book-keeping of acquired enterprises. Besides, successful integration of existing or acquired enterprises not necessarily can lead to realization of perceived self-interest. Any difficulties which we can face in the course of transition and integration may have an adverse effect on the results of our operation. Also, we can acquire or establish enterprises in the countries which will be a new operational environment for us and which can be located far from our central office in Moscow. Thus, we will have less possibility to control their activity, and may face more uncertainty concerning operational and financial requirements of these enterprises that can worsen our integration attempts.

If we fail to keep the leading manufacturer’s position in the conditions of intense competition, in particular, concerning purchases of our packaging and raw materials or the effective advertiser position in mass media for which the high inflation rate is relevant, this may affect the results of our operation.

Our activity success in many respects depends on the efficient production costs management. If we are not able to manage our costs level by increasing our productive capacity or decreasing excessive costs relating to acquisition of enterprises, this may affect the results of our operation. In particular, prices increase and shortage of packaging and raw materials may have a material adverse effect on our business. For example, results of our activity depend on the availability and prices for packaging materials — mainly, for cardboard and plastic containers, as well as on the prices for raw materials — mainly, on raw milk and juice concentrates. We have been experiencing significant prices increase for raw milk, sugar and concentrates in 2006, 2007, 2008 and 2010. Although the prices for raw milk and concentrates have already grown greatly in 2010, we expect their further rise in 2011 as well. We are in the considerable dependence on one enterprise — the supplier of packaging materials (Tetra Pak), and this may make us more sensitive to supply and demand changes in the world market and to their influence on the cost and availability of these materials. Besides, weather conditions and other factors beyond our control make essential impact on the cost and availability of raw materials used by us. This fact is confirmed by the difficulties with raw materials which emerged before the dairy products manufacturers in Russia in the summer of 2010 due to abnormally hot weather. Some kinds of raw materials used by us, such as juice concentrates and sugar, are the imported products, and the international prices for these kinds of products incur considerable fluctuations. Thus, the futures prices for deliveries of orange juice concentrate circulating at the American stock exchange (ICE) are currently in a constant ascending trend. The international prices for sugar were very close to the record-breaking values, but now we see their slight depreciation. Besides, essential quantity of packaging materials which we buy, as well as other raw materials, for example, juice concentrate, are purchased for euro and/or US dollars that imposes additional currency risks on us since the most part of our income is nominated in rubles.

We may be unable to increase production capacities and produce additional volumes of products relating to the more future-oriented and profitable categories.

The food industry development possibilities are limited to the population growth which recession is observed in Russia at the moment. Our activity success in many respects depends on our possibility to achieve an advance in our products manufacturing growth rates over the manufacturing growth rates of our competitors in the regions of our activity, as well as on the fact whether the decrease in the population size will be leveled by the consumption growth. One of the ways to achieve such position is the increase in our investment portfolio by means of accumulation of production capacities and manufacturing of additional volumes of products relating to the more future-oriented and profitable categories. In the past delays with installation of new industrial equipment took place. They were caused due to difficulties relating to coupling of new and existing equipment and due to non-observance by vendors and other suppliers of the terms of installation and testing of new industrial lines. Ruble devaluation may also prevent us from acquiring new equipment which is often purchased for euro or US dollars. The subsequent delays with installation of new equipment can prevent us from realization of our plans for manufactured products diversification and accumulation of production capacities that in turn may lead to reduction of output volumes and may have a material adverse effect on the results of our operation.

If we fail to solve the problems connected with seasonal changes of a parity between the demand for dairy products and deliveries of raw milk, as well as with the increase in prices for raw milk, this may lead to substantial increase of the production cost and dilution of our profitability. The greatest demand for our dairy products is observed during the winter period when the level of production of the Russian milk falls to its minimum. And, on the contrary, during the summer period the reduction in demand for dairy products is observed in many markets while manufacture of raw milk increases to its maximum level. If we fail to find an effective way to resolve this issue by purchasing raw milk in winter for competitive prices or by using milk powder, this may result in the substantial increase of production cost in winter and to dilution of our profitability. In 2010 we have experienced substantial growth of price for raw milk. The average price for raw milk has increased for us in a ruble equivalent by 14% in 2005, 7% in 2006, 64.8% in 2007, 20% in 2008 and after 12% of decrease in 2009 has grown again in 2010. In the first quarter we oversee the seasonal depreciation of price for raw milk however we cannot guarantee that they will not grow in the future. Deficiency of high-quality milk together with a rise in prices for raw milk may limit our possibility to expand manufacture of value added products.

Our activity success depends on the possibility to keep the leading manufacturer’s status in a highly competitive branch. In 2010 our basic competitors in the market of dairy products, Danone and Unimilk, declared of their amalgamation. The merger of our basic competitors can impose considerable threat for our leadership in the branch, if we fail to use this transition period of our competitors integration effectively and profitably. In December 2010 our shareholders and the international company PepsiCo declared of the deal according to which our Company would be sold to PepsiCo that will lead to strengthening of our position in the market, as well as to our further development as a division of the global foods and drinks manufacturer.

On December 1, 2010, Pepsi Cola (Bermuda) Limited, a subsidiary of PepsiCo, Inc. a North Carolina corporation, entered into an agreement with certain shareholders and subsidiaries of Wimm-Bill-Dann Foods to acquire ordinary shares, par value 20 Russian rubles per share, American Depositary Shares (ADSs) and Global Depositary Shares (GDSs) representing approximately 66% of the our outstanding shares. Each ADS and each GDS represents one quarter of one ordinary share. The purchases under this agreement at a price of $132 per share ($33 per ADS and GDS) were completed on February 3, 2011. In addition, between December 2, 2010 and January 31, 2011, PepsiCo acquired 19.5 million ADSs in open market purchases at a weighted average price of $32.11 per ADS. As of April 20, 2011 PepsiCo owns 33,872,319 shares, which is approximately 77% of our outstanding shares.

On March 10, 2011, PepsiCo has launched a Mandatory Tender Offer for the outstanding shares and ADSs of the Company after the acquisition of approximately 77% of the Company’s shares, which has resulted in a limitation of our decision making powers. Due to restrictions prescribed by the Federal Law on Joint Stock Companies we are required to approve some of the Company’s actions (such as related party transactions, major deals, etc.) through a general shareholders’ meeting instead of doing so through the Board of Directors which leads to lack of operational efficiency and may adversely affect our business.

Should the Federal Antimonopoly Service recognize us as antitrust legislation infringers, we may be exposed to imposition of substantial fines, state regulation of prices for our products, restriction of our operations or development that may result in the material adverse effect on our financial standing, results of operations and our plans.

In connection with an unexpected and substantial growth of prices for milk and dairy products in 2010, the Federal Antimonopoly Service carried out several inspections of manufacturers, including us, as well as of distributors and retail networks across Russia with the purpose to reveal whether such increase in prices was the result of arrangement between manufacturers and sellers. Despite our conviction in our complete correspondence to all antitrust legislation requirements, there exists a possibility that the Federal Antimonopoly Service and its territorial bodies may decide otherwise.

In 2010, a regional division of FAS undertook inspections of our operations in Novosibirsk, Omsk and Ufa in connection with the substantial change in raw milk price and finished product price. In Novosibirsk and Omsk, FAS’ procedures resulted in immaterial fines against us. In February 2011, we appealed relevant FAS decision with the Appellation court of Novosibirsk region which is now pending and successfully challenged FAS decision with Arbitrary court of Omsk region. In Omsk we are now waiting for expiry of the appellation term. Further to its proceedings in Ufa, FAS held us in breach of the antimonopoly legislation, but did not apply any sanctions. In order to contest this decision we filed a suit with Arbitration court of the republic Bashkortostan. Preliminary hearing is appointed for April 4, 2011.

In July 2009 the Federal Antimonopoly Service brought an action against the Company and our competitors with regard to the intended reduction of prices for the purchased raw milk. Currently the specified case is suspended due to necessity of carrying out of the corresponding examination.

Any recognition of our business breaking the antitrust legislation may form the basis for imposing on us of substantial fines and to application of state regulation of prices for our products that may result in reduction of our profit. Besides, restriction of our operations or development may have an adverse effect on our financial standing, results of our operation and our plans.

If the Moscow City Government makes the decision of substantial reduction of prices for our products or volume of baby food products to be purchased from us, our profit from this business may be substantially reduced.

In 2009-2010 the Moscow City Government bought approximately 18-19% of baby food products manufactured by us. We supply these products to the Moscow City Government due to participation in the annual tender. If we lose the tender or if the Moscow City Government makes the decision of substantial reduction of prices for our products or volume of baby food products purchased by it from our baby food enterprises, and if we fail to find alternative customers, our profit from this business may be substantially reduced.

Independent wholesale distributors can export our products to countries in which they don’t correspond to the norms of local legislation. Accordingly, the compelled removal of our products from the market and the negative attitude to them in the society related thereto may have an adverse effect on our reputation in the Russian Federation, the Commonwealth of Independent States, or the CIS, and abroad, thereby leading to substantial decrease of our operation results.

When exporting our products we try that it did correspond to the standards and requirements of the legislation regulating import of foods into the importing country. In several cases the independent wholesale distributors tried to export our products to countries where they were found non-corresponding to the requirements of local legislation. In February, 2010 the new law on the principles of state regulation of commercial activities in the Russian Federation came into force. This law establishes the requirements to manufacturers, distributors and retail networks in the sphere of food products. The given requirements include but not limited to the prohibition against unfair trade and other discriminating practices, requirements to the delivery contracts conditions, as well as requirements to pricing and trading margins. Thus, according to the given law, the Government of the Russian Federation, upon certain conditions shall be entitled to set the maximum prices for the products of social value in the territory of one or several constituent entities for the term not exceeding 90 days. We consider that the law as a whole contains a number of positive norms but we cannot predict how they will operate in practice. Any negative consequences of putting this law into execution, as well as any problems which we may have with retail networks may have an adverse effect on our business.

The Company’s selling of substantial part of its products to retailers and independent distributors may lead to decrease in our goods turnover and to decrease in competitiveness of the Company as a whole. We sell our products directly to retailers, including supermarkets, grocery stores and restaurants, or to independent wholesale distributors which resell them to retailers. As we assume, in future the Company again will receive the major part of its income from the sale of its products to retailers and to independent wholesale distributors. In case of amalgamation of these enterprises, in particular, if they become more inventive and try to establish lower prices and start active advertizing campaigns, this may have an effect on our business and lead to the increase of the products distribution costs.

Thus, in the spring of 2001 several large Russian companies, each having a supermarket chain, united in an informal alliance which publicly declared that it would not buy our products. Despite that the above-specified supermarkets are currently buying our products, there exists a probability that they will not continue buying it in the future or that they or other companies, having a supermarket chain, will be able to form a similar alliance. Besides, one of the largest Russian supermarket chains Pyaterochka in 2006 united with Perekryostok in 2010 declared of acquisition of the Kopeyka network which fact strengthened its positions even more in conducting negotiations with us. Although we did not feel any negative effect from this amalgamation, we cannot guarantee that we will not suffer this adverse effect in future. A number of the large western retailers, such as German retailer Metro and French Auchan, have already opened their shops in Moscow, the Moscow Region and other cities of Russia, and we assume that their presence in the market will lead to growth of price competition, as well as to growth of payment for use of sales areas. We also compete with other enterprises for the right of distribution of our products in the retail stores. The retailers also offer other manufacturers products, including products under their own trademarks which compete directly with our goods. Economic slowdown could lead to change of consumers’ habits and to increase of consumption by them of products under the retailers’ trademarks and to decrease of consumption of products with the bigger added value under the federally-registered or regional trademarks that may have an adverse impact on our profit. Besides, very often the retailers charge food manufacturers, including our competitors, for shelf presence. If independent wholesale distributors and retailers prefer other manufacturers’ products, they will reduce the volume of our products purchases or will refuse purchasing our products, will require considerable discounts or will not provide necessary advertizing of our products, this may reduce our products turnover and decrease its marketability and profitability.

We have no insurance coverage which is typical for the enterprises of similar scale and the nature of activity in other countries, and in case of serious accident, our business will be considerably damaged. This will affect the nature of the Company’s profitability operations as a whole.

We have an acceptable for the Russian conditions insurance cover on risks for the Company’s main production sites protecting the most valuable equipment. However, in case of activity suspension or incurrence of third party liability with regard to a damage caused to property or environment as a result of any emergencies and accidents, the compensation amount may be insufficient. In case of any serious emergency on any one of our enterprises we may incur considerable property losses and operating troubles which in their turn may lead to material damages to our business which will affect the operations nature and profitability. We do not have any special funds or reserves for such cases. Any such loss or third party indemnity claim may have an adverse material effect on our business, results of operation and financial standing. Also we are subject to liability if consumption of our food resulted in the occurrence of disease, damages or death, and we cannot guarantee that we will not bear the product liability in future. Although we support the product liability insurance, the cover under such insurance may be insufficient in case of claims submission. Besides, if our products are recognized unfit for use, we will have to withdraw such products from circulation.

We may fail to provide appropriate protection of intellectual property that may seriously damage the results of our financial activity and block our development. Considering the importance of recognition of various brand names for our Company, we carried out a number of actions for protection of intellectual property rights, including registration of our Company’s trademark. However, the measures that we take may occur insufficient and the third parties may suspend or illegally appropriate our rights to intellectual property. Besides, in Russia and other CIS countries in which we carry out our activity, there are fewer possibilities to provide appropriate protection of intellectual property rights than in the Western European and North American countries. If we fail to provide protection of our legal rights concerning property against violation and appropriation, this will cause serious damage to our future financial indicators and possibilities of further development of our business activity.

Absence of the rights to protection of some of our brand names and images, the application for which registration as trademarks is currently being considered, may have a serious impact on our products distribution that may lead to increase of advertizing expenses and have an adverse effect on the Company’s activity financial results. The Company has submitted a great number of applications for trademarks registration in Russia and abroad. Also we perform contestation of trademarks registration rejections with regard to our trademarks in several foreign states.

In the event the brand names are refused with regard to their registration as trademarks, we will not be able to provide full protection against use of these brand names or images by other persons that will essentially decrease the advantages of any advertizing in which the specified brand names or images are used. This may have a negative adverse effect on distribution of our products in which the specified brand names or images are used, and we may be required to develop new programs for the specified products distribution that will result in the new advertizing expenses and have a negative effect on our financial results. If we fail to receive sufficient financing, we will have to limit essentially our activity that can have material negative influence on our business, the prospects and results of our work.

We continue to make significant capital expenditures, particularly in connection with the expansion of our existing operations, upgrades of existing facilities, enhancing our infrastructure, including building new warehouses and acquisitions of new companies. For the fulfillment of our capital investing plans, excluding expenditures for acquisitions, we invested approximately USD 192.7 million in 2007, USD 195.3 million in 2008, USD 121.8 million in 2009 and USD 159.8 million in 2010. However, we may not be able to meet our planned capital spending needs in the future in the event of the following potential developments:

•                  interest rates level global increase in view of the central banks actions in the conditions of fighting against inflation or under the influence of other factors;

•                  adverse change of conditions of currently existing financing agreements;

•                  decision-making on the further business activity expansion which will require considerable investments;

•                  adverse changes in the Russian legislation;

•                  adverse changes in the exchange control regulations of Russia; or

•                  considerable deterioration of the Russian economy condition and/or the condition of the world markets.

To meet our financing requirements, we may need to attract additional equity financing at the expense of our own or borrowed funds. Russian companies are limited in their ability to issue shares in the form of ADSs (American Depositary Shares) or other depositary receipts due to Russian securities regulations, which, until 2005, generally provided that no more than 40% of a Russian company’s shares may be circulated abroad through depositary receipt programs. This limitation was decreased to 35% and then to 30% in 2008 and, depending on the issuer, from 25 to 5% in 2009. Our ADS and GDS programs together account for 40% of our outstanding shares (this amount was approved by the Russian securities regulator based on the prior limit and is not required to be reduced to 25%). As a result, we are currently unable to raise additional equity financing through the issuance of depositary receipts. The Russian government is entitled to establish other restrictions with regard to circulation of the Russian issuers’ securities abroad. Decline of financial markets may lead to our impossibility to make capital investments.

If we cannot obtain adequate funds to satisfy our capital requirements, we may need to limit our operations significantly, which could have a material adverse effect on our business, results of operations and prospects. The new statutory regulations affecting foods manufacturers in Russia may make us incur material additional expenses for compliance with such regulations and for payment of administrative fines that may have a material adverse effect on our business and financial results.

During the last decade the foods manufacturing and quality regulations have been constantly reformed and exposed to frequent changes. In particular, the Federal law on technical regulation, the frame law effective since July 2003, made considerable impact on the regulating process in our sector, and its compliance may require considerable expenditures from our side. According to this law, for the recent years various governmental authorities have been introducing new regulations, making foods manufacturers change their recipes.

2.5.2. Country and regional risks

Economic instability in Russia may have an adverse effect on the consumer’s demand, especially on high-quality products.

After the Soviet Union breakup the following development occurred in the Russian economy:

•                  considerable decrease in gross domestic product;

•                  hyperinflation;

•                  national currency instability;

•                  high national debt in relation to the gross domestic product;

•                  weak banking system causing low liquidity of the Russian companies;

•                  high percent of unprofitable enterprises continuing their activity in view of the effective bankruptcy procedures absence;

•                  wide use of barter transactions and illiquid bills for carrying out of commercial operations settlements;

•                  widespread evasion of taxes payments;

•                  growth of the black and gray markets economies;

•                  widespread capital outflow;

•                  high level of corruption and organized crime intervention in the economy;

•                  substantial increase of unemployment and partial employment rates; and

•                  an amplifying impoverishment of the major part of the Russian population.

Although Russia has benefited recently from the increase in global commodity prices, providing an increase in disposable income and an increase in consumer spending, the Russian economy has been subject to abrupt downturns in the past. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of Russia stopped its support of the ruble and a temporary moratorium was imposed on certain foreign currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation; a substantial decline in the prices of Russian debt and equity securities; and an inability of Russian issuers to raise funds in the international capital markets. These problems were aggravated by a major banking crisis in the Russian banking sector after the events of August 17, 1998, as evidenced by the termination of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to

Russian companies and resulted in the losses of bank deposits in some cases. Despite that recently the Russian economy has been showing positive trends, such as the increase in the gross domestic product, a stable ruble, strong domestic demand, rising real wages and a reduced rate of inflation in the period from 1998 to 2007, financial crisis developed in Russia in autumn of 2008 had a negative impact on the Russian economy, resulted in the soft ruble devaluation, official reserve assets reduction, production cutback, real wages reduction and inflation increase. The Russian budget deficit directly depends on the energy resources prices level. With every year the higher level of prices for oil is put as the Russian budget basis, increasing the budget deficit risks in case of prices drop for the Russian Federation main export articles. 2010 was the year of economic recovery that resulted in the consumer demand revival. In 2011 it is also expected to keep the demand growth in many sectors and to maintain further recovery of global economy.

However, the infrastructure facilities deterioration in Russia is a real barrier on the way to normal economic development of the country, that may also have a negative impact on the Company’s business.

The infrastructure in Russia largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks, power generation and transmission systems, communication systems and building stock. In May 2005, a fire and explosion in one of the Moscow power substations built in 1963 caused a major power outage in a large section of Moscow and some surrounding regions. The blackout disrupted the ground electric transport, including the underground system, led to road traffic accidents and massive traffic congestion, disrupted electricity and water supply in office and residential buildings and affected mobile communications. The trading on exchanges and the operation of many banks, stores and markets were also halted.

The deterioration of the infrastructure in Russia harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business and can interrupt business operations. The Russian government is actively considering plans to reorganize the nation’s rail, electricity and communications systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems. These factors could have a material adverse effect on our business and results of operations.

Crimes, corruption and adverse information background may disrupt our ability to conduct our business, as well as may have an adverse effect on our business, financial standing, results of operations and prospects.

The political and economic changes in Russia in recent years have resulted in a significant dislocation of authority. The local and international press have reported that significant organized criminal activity has arisen, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local press and international press have reported high levels of corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of government officials or certain individuals. Additionally, some members of the Russian media regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or possible claims that we have been involved in official corruption could result in negative publicity, could disrupt our ability to conduct our business effectively and could thus materially adversely affect our financial indicators and results of operations.

Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect our operating efficiency.

The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. Labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority, increased nationalism, including restrictions on foreign involvement in the economy of Russia, and increased violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of operating revenues, materially adversely affecting our business, financial standing, results of operations and prospects.

2.5.3. Financial risks

The current economic environment may have an adverse effect on our financial standing.

As a result of economic slowdown, increase of budget deficits and unemployment, affecting many of the economies in which we operate, our consumers’ disposable incomes and our vendors’ cash flows may be adversely impacted. Consequently, customers may modify or decrease their consumption of our products, and our equipment, raw and packaging materials vendors may significantly increase their prices. A decline in consumption or material changes in pricing or financing terms for our purchases of equipment, raw and packaging materials may have a material adverse effect on our business, financial standing, results of operations and prospects.

Inflation may lead to increase of our expenditures and to decrease of our core business profitability.

Russian economy is characterized by high inflation rates, the disinflation tendency observed in the first half of 2010 was substituted by the reverse tendency in the conditions of the raw materials global prices increase as a result of high liquidity position at the monetary markets of many developed countries, certain recovery of world economies, as well as demographic and environmental factors. Consequently, the 2010 inflation rate in the Russian Federation was 8.8% instead of 8.5% initially estimated by the Government and the Bank of Russia. According to the Ministry of Economic Development forecast, the 2011 inflation level will be 6-7% while the forecasts of many bank analysts assume further acceleration of inflation as compared to 2010 results. Since we have been suffering the increase of our certain expenditures pushed by inflation, including salary expenses and land use payments, which to a great extent depend on the increase of the general prices level in various Russian economy sectors, our expenditures in terms of dollars are increased. In this situation due to high competition level we may be unable to increase the requested prices for our products and services to the extent sufficient for maintaining the profitability level. Correspondingly, high inflation rates in Russia may lead to the increase of our expenditures and to decrease of our core business profitability.

In 2010 the increase and alteration of structure of our debt portfolio took place in connection with our strategy for acquisition of new enterprises, increase of treasury stock due to repurchasing of our shares from Danone and requirements in the Company’s development in 2010. Along with the debt load growth as a whole, the volume of interest payments in their absolute value was significantly increased as well. The servicing and refinancing of our debt require significant monetary investments. Our ability to generate monetary flows and refinancing capability depend on many factors beyond our control. Our subsidiary agricultural enterprises receive subsidies for payment of interest on loans from federal and local budgets leading to significant reduction of effective rates for the current loan products. However, there exist certain risks that subsidy assistance will not be provided due to changes in the regulatory system, shortage of budgetary funds, execution of wrongful documents and influence of factors beyond our control. All this may have an adverse effect on the total value of provided loans. As of December 31, 2010 our syndicated loan indebtedness in the amount of USD 250 million was repaid in full As of the date of this report our indebtedness comprised mainly the ruble bonds, banks loans agreements and equipment supply agreements. The company bears significant operating risks relating to fulfillment of debt servicing obligations. In many bilateral loan facility agreements concluded with banks the cross-default conditions are specified upon which in case of violation of payment terms for liabilities exceeding the fixed threshold value the debt acceleration can be requested by other Creditors. Similar restrictions exist in case of claims from taxation bodies or legal actions.

Conditions of our debt agreements limit our borrowing and investments possibilities that could reduce our future business expansion or financing possibilities.

Servicing and refinancing our indebtedness will require a significant amount of cash. Our ability to generate cash or obtain financing depends on many factors beyond our control.

Increased levels of indebtedness and increases in the level of secured indebtedness could potentially: (1) limit our ability to obtain additional financing; (2) limit our flexibility in planning for, or reacting to, changes in the markets in which we compete; (3) place us at a competitive disadvantage relative to our competitors; (4) lead to a partial or complete loss of control over our key subsidiaries or properties; (5) render us more vulnerable to general adverse economic and industry conditions, (6) require us to dedicate all or a substantial part of our cash flow to service our debt; and (7) limit or eliminate our ability to pay dividends. Our ability to repay and refinance our indebtedness as well as to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, thereby allowing the holders of our indebtedness to accelerate the maturity of such indebtedness, and potentially causing cross-defaults under our other indebtedness. The highly volatile financial markets may materially adversely affect our ability to access the capital markets at a time when we would like or need to do so, which could have an impact on our ability to refinance maturing debts and/or react to changing economic and business conditions. We may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, reduce or delay capital expenditures or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms, and we may not be able to sell our assets or, if sold, the proceeds therefrom may not be sufficient to meet our debt-service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would have a material adverse effect on our business, financial standing, results of operations and prospects.

Ruble and other currencies depreciation towards US dollar and/or euro could increase our costs, decrease our cash reserves. The majority of all our costs and expenditures, including expenditures for packaging, juice concentrate and some other raw materials, as well as the capital expenditures and borrowings are either denominated or closely pegged to US dollar or euro, while the majority of all our revenues are denominated in rubles. If the ruble declines against the US dollar and/or euro and price increases cannot keep pace, we could have difficulty repaying or refinancing our US dollar- and/or euro-denominated indebtedness. The devaluation of the ruble would also result in losses in the value of assets denominated in rubles, such as ruble cash deposits.

As of this moment we oversee slight reinforcement of the ruble however a decline in the ruble in relation to the US dollar could increase our expenditures and reduce our incomes.

According to the Central Bank of the Russian Federation policy directed for the reduction of intervention at the currency market and the transition to interest rates management, the ruble rate with regard to the US dollar is subject to acute fluctuations. Thus, during 2010 the ruble’s rate to the dollar was changing within the 28.91 — 31.91 range, and the dual currency basket used by the Central Bank for targeting of currency rates — within the range from 33.5 to 36.5 rubles per unit.

A decline in the ruble in relation to the US dollar could also lead to the reduction (in dollar terms) of those amounts of saving from tax payments which result from depreciation of our property, reduction of industrial plants and equipment value, since their taxation base is denominated in rubles as of the moment of capital investment. Increase of tax payments liabilities will lead to the increase of the total expenditures amount.

Some of our customers, debtors and suppliers may fail to pay us or to comply with the terms of their agreements with us which could materially adversely affect our results of operations.

Russia’s inexperience with a market economy relative to more developed economies poses numerous risks that could interfere with our business. For example, the failure to satisfy liabilities is widespread among Russian businesses and the government. As a result of financial crisis we have faced an increased risk that our customers and/or debtors may refuse to or be unable to comply with their payment obligations. Furthermore, it is difficult for us to gauge the creditworthiness of some of our customers, as there are no reliable mechanisms, such as reliable credit reports or credit databases, for evaluating their financial standing. Consequently, we face the risk that some of our customers or other debtors will fail to pay us or fail to comply with the terms of their agreements with us, which could materially adversely affect our results of operations. In addition, we are limited in our ability to control the conduct of our raw materials and equipment suppliers, including their adherence to contract delivery terms and their compliance with applicable legislation, such as currency, tax, customs and environmental regulations as well as laws relating to the use of food additives and genetically modified food products. Failure of our suppliers to adhere to the terms of our contracts with them or the law may negatively affect our reputation and our business.

Failures or alleged failures by our suppliers to comply with their tax obligations may negatively affect our ability to recover VAT and increase our tax liabilities.

Unconscionability of our suppliers in payment of taxes may result in claims from taxation bodies filed against us. Thus, in 2010 the Tax inspection performed the check of WBD operations for 2007 and 2008. Upon the results of inspection several violations concerning payment of profits tax and VAT calculation were revealed which constituted a ground for presentation of a claim for an overall amount of USD 25 million. We contested the above-specified claim with the higher-level taxation body upon the results of which the claim amount was reduced to USD 7 million. Having not agreed with the given decisions, the Company challenged the issue at court. Currently, the case is still pending. Despite that we continue providing the results of our suppliers’ checks to the corresponding authorities, we cannot exclude that any of our suppliers will be recognized unconscionable with regard to performance of its liabilities.

We are only able to conduct banking transactions with a limited number of creditworthy Russian banks, as the Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business, materially adversely affecting our business, financial standing and results of operations.

Russia’s financial system, in general, and banking system, in particular,  is not well developed or regulated, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans. Although the Central Bank of Russia has the mandate and authority to suspend banking licenses of insolvent banks, many insolvent banks still operate. Most Russian banks also do not meet international banking standards. The weak banking infrastructure in Russia also exposes us to an increased risk of unauthorized transactions or charges on our accounts due to bank errors or actions by computer hackers.

The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit profile of the loan portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic funding sources and the withdrawal of foreign funding sources that would occur during such crisis. In addition, another banking crisis or bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial standing and results of operations. In a similar way, our customers could also be adversely affected by another banking crisis or bankruptcy or insolvency of the banks from which they receive or with which they hold their funds. Herewith there comes a situation when they will be unable in full or in part to perform payments to us which could also have a material adverse effect on our business, financial standing and results of operations.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may impact our financial standing and results of operations.

Russian transfer pricing rules effective since 1999 give Russian tax authorities the right to control prices for transactions between related entities and certain other types of transactions between unrelated parties, such as foreign trade transactions or transactions with significant price fluctuations. The Russian transfer pricing rules are vaguely drafted, and are subject of interpretation by Russian tax authorities and courts and have been used for politically motivated investigations and prosecutions. We believe that our prices are market prices and are compliant with the Russian tax law and transfer pricing requirements. However, due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and propose adjustments. If such price adjustments are upheld by the Russian arbitration courts and implemented, our results of operations could be materially adversely affected. In addition, the Company could face significant losses associated with the assessed amount of prior tax underpaid and related interest and penalties, which would have a material adverse effect on our financial standing and results of operations.

2.5.4. Legal risks

Legal risks are determined without limitation by weaknesses inherent to the Russian legal system and the Russian legislation leading to creation of uncertainty environment for investments and business activities.

Weaknesses relating to the legal system and legislation create an uncertain environment for investments and for business activity in Russia.

Russia is still developing the legal framework required to support the market economy. The following risks relating to the Russian legal system create uncertainties with respect to the legal and business decisions that we make, many of which do not exist in countries with more developed market economies:

•                  inconsistencies between the Constitution, federal and regional laws, presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;

•                  conflicting local, regional and federal rules and regulations;

•                  the lack of judicial and administrative guidance on interpreting legislation;

•                  the relative inexperience of judges and courts in interpreting legislation;

•                  lack of independent judiciary;

•                  a high degree of discretion on the part of governmental authorities, which could result in arbitrary actions such as suspension or termination of our licenses; and

•                  poorly developed bankruptcy procedures that are subject to abuse.

Besides, some of the underlying acts have come into force just recently. The recent nature of much of Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of laws in doubt and results in ambiguities, inconsistencies and anomalies. In addition, Russian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our rights under our permits and contracts, or to defend ourselves against claims by others. We cannot guarantee that regulators, judicial authorities or third parties will not challenge our internal procedures and by-laws or our compliance with applicable laws, decrees and regulations.

Developing corporate and securities laws and regulations in Russia may limit our ability to attract future investment.

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than, for example, in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, are relatively new, whereas other laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties remain undeveloped. In addition, the Russian securities market is regulated by several different authorities, which are often in competition with each other. These include:

•                  Federal Service for Financial Markets (FSFM);

•                  Ministry of Finance;

•                  Federal Anti-Monopoly Service;

•                  Central Bank of Russia, and

•                  various professional self-regulatory organizations.

The regulations of these various authorities are not always coordinated and may be contradictory.

In addition, the Russian corporate and securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on the Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities apply to us. As a result, we may be subject to fines or other enforcement measures despite our best efforts at compliance.

The judiciary’s lack of independence, its relative inexperience and difficulty in enforcing court decisions as well as the government’s abuse of discretion in institution of claims, making and execution of decisions thereto could prevent us or our investors from obtaining effective redress in a court proceeding that could materially adversely affect the value of investments in our securities.

The independence of judicial system and its immunity from economic, political and nationalistic influences in Russia cannot be guaranteed. The court system is underfunded and judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all

Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. In addition the Russian judicial system can be slow or unjustifiably swift. Enforcement of court orders can in practice be very difficult in Russia. Additionally, court claims are often used in furtherance of political aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies and the government may attempt to invalidate court decisions by backdating or retroactively applying relevant legislative changes. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain.

These uncertainties also extend to property rights. For example, during Russia’s transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to political factors, these protections would not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, would have a material adverse effect on our business, financial standing, results of operations and prospects.

Selective or arbitrary government actions could have a material adverse effect on our business, financial standing, results of operations and prospects.

Governmental authorities in Russia have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is inconsistent with legislation or influenced by political or commercial considerations. Selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits and claims, criminal prosecutions and civil actions. Federal and local government entities have also used ordinary defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions. Moreover, the government also has the power in certain circumstances, by regulation or government acts, to interfere with the performance of, nullify or terminate contracts. Standard & Poor’s has expressed concerns that “Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups.” In this environment, our competitors may receive preferential treatment from the government, potentially giving them a competitive advantage over us.

In addition, in recent years, the Russian tax authorities have brought tax evasion claims aggressively on the basis of certain Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. Selective or arbitrary government actions, if directed at us, could have a material adverse effect on our business, financial standing, results of operations and prospects.

Observance of the Russian legislation provisions on the shareholder’s rights may lead to additional expenditures for us that would result in deterioration of financial indicators.

Russian law provides that shareholders that vote against or abstain from voting on certain matters have the right to sell their shares to us at market value in accordance with the Russian law. The decisions that trigger this right to sell shares include:

•                  reorganization;

•                  approval by shareholders of a “major transaction,” which, in general terms, is a transaction involving property worth more than 50% of the gross book value of our assets calculated according to the Russian accounting standards, regardless of whether the transaction is actually consummated; and

•                  the amendment of our Articles of association in a manner that limits shareholder rights.

Our obligation to purchase shares in these circumstances, which is limited to 10% of our net assets calculated according to the Russian accounting standards, at the time the matter at issue is voted upon, could have a material adverse effect on our business, financial standing, results of operations and prospects.

The weakness and changes in the Russian tax system may have an adverse effect on the volume of investments in our securities.

In general, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

•                  income tax,

•                  value added tax,

•                  unified social tax, as well as

•                  property tax.

Recently, the Russian tax system has been significantly amended. The comprehensive taxation reform started in 1999 with enactment of the Tax Code of the Russian Federation Part I (the Tax Code), establishing the taxation guidelines. Since that moment Russia has been in the legislation replacement process regulating application of main taxes, such as the corporate income tax, VAT and property tax in view of the new Tax Code chapters. In practice, the Russian tax authorities usually interpret tax laws in a way which rarely favors taxpayers. Taxpayers often have to resort to court proceedings to defend their positions against the tax authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretations of the legislation and assessments. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, the taxpayers’ actions for a period of three calendar years immediately preceding the year in which the audit is performed are subject to such audit inspection. Previous audits do not prevent further claims relating to the audited period since the Russian tax legislation allows superior tax authorities to check the results of audits performed by the subordinated tax inspectorates. In addition, in July 2005 the Constitutional Court of the Russian Federation issued a decision that allows the statute of limitations for tax penalties to be extended beyond the three-year term set forth in the tax laws if a court determines that the taxpayer has obstructed or hindered a tax audit. Because none of the relevant terms has exact definition, tax authorities may have broad discretion to argue that a taxpayer has “obstructed” or “hindered” a tax audit and ultimately to seek penalties beyond the three-year term. In several cases new regulatory documents regarding the taxation issues are admitted to be used with retrospective effect.

Moreover, the financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of our Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the loss or profit of any of our other subsidiaries. In addition, intercompany dividends are subject to the profits tax of 9% (if being distributed to Russian companies) and 15% (if being distributed to foreign companies). If the receiving company itself pays a dividend, it may offset tax withheld against its own withholding liability of the onward dividend although not against any withholding made on a distribution to a foreign company. These tax requirements impose additional burdens and costs on our operations, including management resources.

The foregoing conditions create tax risks in Russia that are more significant than those typically found in jurisdictions with more developed tax systems. They also impose additional burdens and costs on our operations, including management resources. In addition to our substantial tax burden, these risks and uncertainties complicate our tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our best efforts at compliance.

2.5.5. Risks relating to the Issuer’s operations

Failure to comply with existing laws and regulations or the findings of government inspections, as well as the increased governmental regulation of our operations, could result in substantial additional compliance costs or various sanctions which could materially adversely affect our business, financial standing, results of operations and prospects.

Our operations and properties are subject to regulation by various government entities and agencies, as well as to ongoing compliance with existing laws, regulations and standards. As a producer of food products, our operations are subject to quality, health and safety, production, packaging, labeling and distribution standards. The operations of our production and distribution facilities are also subject to various environmental laws and workplace regulations. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of permits and in monitoring compliance with the terms thereof. Russian authorities have the right to, and frequently do, conduct periodic inspections of operations and properties of our group of companies throughout the year. Any such future inspections may conclude that we or our subsidiaries have violated laws, decrees or regulations, and we may be unable to refute such conclusions or remedy the violations. Our failure to comply with existing laws and regulations or the findings of government inspections may result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our permits, as well as in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could increase our costs and materially adversely affect our business, financial standing, results of operations and prospects.

We believe that our current legal and environmental compliance programs adequately address these concerns and that we are in substantial compliance with applicable laws and regulations. However, as the regulations that apply to our business are constantly changing, we are sometimes unable to immediately comply with new regulations upon their implementation. Compliance with, or any violation of, current and future laws or regulations could require material expenditures by us or otherwise have a material adverse effect on our business or financial results.

Additionally, under the relevant Russian legislation, Russian regulatory agencies can impose various sanctions for violations of environmental standards. These sanctions may include civil and administrative penalties applicable to a company and criminal and administrative penalties applicable to its officers. Also, in the course, or as a result, of an environmental investigation, regulatory authorities can issue an order halting part or all of the production at a plant which has violated environmental standards. We have been, at various times, subject to administrative sanctions for failure to comply with environmental regulations relating to effluent discharge and to minor administrative sanctions for violations relating to waste disposal. In the event that production at one of our facilities was partially or wholly prevented due to this type of sanction, our production capability would suffer significantly and our operating results would suffer.

Difficulties in obtaining adequate managerial and operational resources may restrict our ability to successfully expand our operations.

We have experienced substantial growth and development in a relatively short period of time, and we believe that our businesses will continue to grow for the foreseeable future. The operating complexity of our business and the responsibilities of management have increased as a result of this growth, placing significant strain on our managerial and operational resources. Our future operating results depend, to a significant degree, upon the continued contributions of our management and technical personnel.

We will need to continue to improve our operational and financial systems as well as managerial controls and procedures to keep pace with our growth. We will also have to maintain close coordination among our supply chain, technical, accounting, finance, marketing and sales personnel. Management of growth will require, among other things:

•                  continued development of financial and management controls and IT systems;

•                  increased marketing activities;

•                  hiring and training of new personnel; and

•                  the ability to adapt to changes in the markets in which we operate, including increased competition and demand for our services.

Our inability to manage our growth successfully could have a material adverse effect on our business, financial standing and results of operations.

III. Detailed information on the Issuer

3.1. The Issuer’s creation history and development

3.1.1. The Issuer’s company name (name)

Full company name of issuer: Open Joint-Stock Company Wimm-Bill- Dann Foods

Abbreviated company name of issuer: OJSC WBD FOODS

Company name of issuer (name for nonprofit organization) is a registered trademark or service mark

Registration of the trademarks mentioned:
Trademark: Wimm-Bill-Dann
Registration date: 25.05.1994
Certificate number: 117667
Duration of registration: 24.09.2012

Trademark: Wimm-Bill-Dann and a picture of a fluffy-tailed softling
Registration date: 25.05.1994
Certificate number: 117698
Duration of registration: 24.09.2012

Trademark: WIMM-BILL-DANN is what you want
Registration date: 28.04.1995
Certificate number: 125261
Duration of registration: 31.08.2013

Trademark: WIMM-BILL-DANN is what you want and a picture of a softling and oranges
Registration date: 10.05.1995
Certificate number: 125307
Duration of registration: 08.02.2014

Trademark: WIMM-BILL-DANN is what you want
Registration date: 19.05.2000
Certificate number: 188686
Duration of registration: 10.11.2008 (prolonged until 10.11.2019)

Trademark: Wimm-Bill-Dann
Registration date: 31.08.2000
Certificate number: 193409
Duration of registration: 10.11.2008 (prolonged until 10.11.2019)

Trademark: WIMM-BILL-DANN is what you want
Registration date: 17.01.2003
Certificate number: 235617
Duration of registration: 24.08.2011

Trademark: WIMM-BILL-DANN is what you want
Registration date: 05.03.2003
Certificate number: 237746
Duration of registration: 24.08.2011

Trademark: Bio Max + Wimm-Bill-Dann of a red colour in a circle
Registration date: 23.04.2003
Certificate number: 244489
Duration of registration: 27.04.2011

Trademark: WIMM-BILL-DANN is what you want
Registration date: 18.07.2003
Certificate number: 251933
Duration of registration: 24.08.2011

Trademark: Wimm-Bill-Dann
Registration date: 08.12.2004
Certificate number: 279887
Duration of registration: 19.03.2014

Trademark: WIMM-BILL-DANN is what you want
Registration date: 15.03.2005
Certificate number: 284154
Duration of registration: 11.12.2013

Trademark: product of Wimm-Bill-Dann company
Registration date: 25.03.2005
Certificate number: 285116
Duration of registration: 10.03.2014

All the previous issuer’s names for the period of its existence

Issuer’s name was not subject to change for the period of its existence

3.1.2. Information on the Issuer’s state registration

Information on the primary state registration

State registration number: R-15968.16

State registration date: 31.05.2001

Name of the state registration agency: the Ministry of Justice of the Russian Federation, the Moscow Registration Chamber

Information on the state registration of the legal person:

The legal entity’s state registration number: 1037700236738

Registration date: 19.02.2003

Name of the state registration agency: Interdistrict Tax Inspectorate of the Ministry of Taxes and Levies No. 39 of Moscow

3.1.3. The Issuer’s establishment and development history

The period of the Issuer’s existence from the date of its state registration, as well as the period until which the Issuer will exist in case it is created for a certain period or to attain definite aims:

Period of the Issuer’s existence: from 31.05.2001. The Issuer is created for an indefinite term.

Short description of the Issuer’s establishment and development history. Aims of the Issuer, mission of the Issuer (if any), and other information on the Issuer’s operation that is relevant to take decision on purchasing the Issuer’s securities:

The Issuer’s creation and development history:

The Open Joint-Stock Company Wimm-Bill-Dann Foods was incorporated on May 31, 2001. Aim of the Issuer’s establishment: consolidation of manufacturing and trading companies which shares were owned by the group of persons and were transferred into the Company’s ownership by way of making of a contribution to authorized capital upon its creation in 2001. The Issuer’s primary business area is the control and management of the WBD group. According to article 4 of the Issuer’s Articles of association, “the main aim of the Company is the most complete and qualitative satisfaction of legal entities’ and individuals’ needs in the products (works, services) produced (performed, rendered) by the Company in accordance with the charter activity, as well as receipt of profit.”

On February 14, 2002 OJSC Wimm-Bill-Dann Foods finished its public offering and registered ordinary shares provided in the form of the 3rd level American Depositary Receipts or ADR on the New York Stock Exchange labeled “WBD”. Each ADR represents one basic registered ordinary share of the Company. Since November 2009 one basic registered ordinary share has been represented by four ADR.

3.1.4. Contact details

Location: 16/15 Yauzskiy bulvar, office 306, Moscow 109028, Russia

Location of the continuing executive body

16/15 Yauzskiy bulvar, office 306, Moscow 109028, Russia

Address for correspondence

16/15 Yauzskiy bulvar, office 306, Moscow 109028, Russia

Telephone: (495) 925-58-05

Fax: (495) 733-97-36

E-mail address: OrlovAA@WBD.RU

Information on issuer, released securities is available at web-site address (addresses): www. wbd.ru

3.1.5. Taxpayer’s identification number

7709342399

3.1.6. The Issuer’s divisions and representative offices

The Issuer’s divisions and representative offices in accordance with its statute (constitutive corporate documents)

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Moscow Division

Location: 108 Dmitrovskoye shosse, office 3, selling service building, Moscow 127591, Russian Federation

Opening date: 16.06.2006

Division (representative office) manager

Full name: Tatiana Alexandrovna Sharkova

Term of a warrant: 08.03.2012

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Nizhny Novgorod Division

Location: 19 ul. Larina, office 202, Nizhny Novgorod, Nizhny Novgorod Region 603309, Russian Federation

Opening date: 16.06.2006

Division (representative office) manager

Full name: Denis Viktorovich Nekrasov

Term of a warrant: 22.10.2013

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Timashevsk Division

Location: 2 ul. Gibridnaya, office 1, Timashevsk, Krasnodar Kray 352700, Russian Federation

Opening date: 16.06.2006

Division (representative office) manager

Full name: Sergey Ivanovich Bondarev

Term of a warrant: 15.06.2012

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Volgograd Division

Location: 43 ul. Avtotransportnaya, Volgograd, Volgograd Region 400120, Russian Federation

Opening date: 16.06.2006

Division (representative office) manager

Full name: Farid Khosyainovich Kuramshin

Term of a warrant:

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Krasnodar Division

Location: 39 ul. Vasnetsova, office 39, Krasnodar, Krasnodar Kray 350000, Russian Federation

Opening date: 16.06.2006

Division (representative office) manager

Full name: Konstantin Borisovich Bass

Term of a warrant: 01.04.2013

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Rostov-on-Don Division

Location: 150 ul. Dovatora, Rostov-on-Don, Rostov Region 344090, Russian Federation

Opening date: 16.06.2006

Division (representative office) manager

Full name: Aleksey Grigoryevich Lyashko

Term of a warrant: 16.11.2012

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Saint-Petersburg Division

Location: 1 6-oj Verkhniy pereulok, office 317, promzona Parnas, Saint-Petersburg 194292, Russian Federation

Opening date: 16.06.2006

Division (representative office) manager

Full name: Anton Viktorovich Shvets

Term of a warrant: 14.07.2013

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Ufa Division

Location: 129/3 ul. Internatsionalnaya, Ufa, Bashkortostan Republic 450038, Russian Federation

Opening date: 30.06.2006

Division (representative office) manager

Full name: Konstantin Sergeevich Golikov

Term of a warrant: 09.10.2012

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Yekaterinburg Division

Location: 76 ul. Krasnoarmeyskaya, Yekaterinburg, Sverdlovsk region 620055, Russian Federation

Opening date: 16.06.2006

Division (representative office) manager

Full name: DMITRIY VIKTOROVICH REVA

Term of a warrant: 18.01.2013

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Vladivostok Division

Location: 19 ul. Strelochnaya, office 18, Vladivostok, Primorsky Kray 690087, Russian Federation

Opening date: 16.06.2006

Division (representative office) manager

Full name: Larisa Anatolyevna Kutuzova

Term of a warrant: 14.12.2013

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Samara Division

Location: 9 proezd Maltseva, Samara, Samara region 443022, Russian Federation

Opening date: 17.08.2006

Division (representative office) manager

Full name: Ildar Ismagilyevich Mukhametov

Term of a warrant: 09.10.2012

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Tuymazy Division

Location: 9 ul. Severnaya, office 1, Tuymazy, Bashkortostan Republic 452750, Russian Federation

Opening date: 17.08.2006

Division (representative office) manager

Full name: Vasiliy Aleksandrovich Chernyshov

Term of a warrant: 18.01.2013

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Novosibirsk Division

Location: 33 ul. Petrukhova, office 21, Novosibirsk, Novosibirsk Region 630088, Russian Federation

Opening date: 17.08.2006

Division (representative office) manager

Full name: Dmitriy Vladimirovich Mironchikov

Term of a warrant: 14.12.2013

Full name Open Joint-Stock Company Wimm-Bill-Dann Foods Krasnoyarsk Division

Location: 1A ul. Robespyera, office 401, Krasnoyarsk, Krasnoyarsk Kray 660021, Russian Federation

Opening date: 17.08.2006

Division (representative office) manager

Full name: Olga Anatolyevna Luzan

Term of a warrant: 03.12.2012

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Irkutsk Division

Location: 7 ul. Kiyevskaya, office 2, Irkutsk, Irkutsk Region 664007, Russian Federation

Opening date: 17.08.2006

Division (representative office) manager

Full name: Yevgeniy Viktorovich Siverskiy

Term of a warrant: 14.12.2013

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Rubtsovsk Division

Location: 7 ul. Kiyevskaya, office 2, Irkutsk, Irkutsk Region 664007, Russian Federation

Opening date: 17.08.2006

Division (representative office) manager

Full name: Natalya Vadimovna Prokopenko

Term of a warrant: 02.06.2012

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Perm Division

Location: 110 ul. Geroyev Khasana, Perm, Perm Kray 614990

Opening date: 19.01.2007

Division (representative office) manager

Full name: ALEKSANDR IVANOVICH KAZANTSEV

Term of a warrant: 04.09.2011

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Surgut Division

Location: 4 Nefteyuganskoye shosse, Surgut, HMAO 628400

Opening date: 19.01.2007

Division (representative office) manager

Full name: Oleg Aleksandrovich Pakhomov

Term of a warrant: 01.12.2011

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Chelyabinsk Division

Location: 2 Komsomolskiy prospect, Chelyabinsk, Chelyabinsk Region 454008

Opening date: 19.01.2007

Division (representative office) manager

Full name: Vadim Anatolyevich Fomin

Term of a warrant: 01.12.2011

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Khabarovsk Division

Location: 118 ul. Krasnorechenskaya, Khabarovsk, Khabarovsk Kray 680045

Opening date: 19.01.2007

Division (representative office) manager

Full name: Oleg Alekseevich Pakhomov

Term of a warrant: 01.12.2011

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Obninsk Division

Location: Obninsk, Kaluga region

Opening date: 21.01.2008

Division (representative office) manager

Full name: Galina Pavlovna Poletaeva

Term of a warrant: 15.01.2011

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Omsk Division

Location: 33 ul. 2nd Solnechnaya, Omsk, Omsk region 644073

Opening date: 31.01.2007

Division (representative office) manager

Full name: Yevgeniy Viktorovich Vereshchagin

Term of a warrant: 24.02.2012

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Voronezh Division

Location: 21 ul. Zemlyachki, Voronezh 394044

Opening date: 16.11.2006

Division (representative office) manager

Full name: Leonid Alexandrovich Krivoshein

Term of a warrant: 16.11.2012

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Kazan Division

Location: 7 ul. Skladskaya, Kazan 420054

Opening date: 16.11.2006

Division (representative office) manager

Full name: Ayrat Ravkhatovich Shaymardanov

Term of a warrant: 16.11.2012

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Sochi Division

Location: 64 ul. Krasnodonskaya, Sochi, Krasnodar Kray

Opening date: 04.05.2008

Division (representative office) manager

Full name: VASILIY VASILYEVICH ALILUEV

Term of a warrant: 08.04.2013

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Izhevsk Division

Location: Izhevsk, Udmurt Republic

Opening date: 30.05.2008

Division (representative office) manager

Full name: Aleksandr Robertovich Gaynutdinov

Term of a warrant: 31.12.2011

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Nazarovo Division

Location: Nazarovo, Krasnoyarsk Kray

Opening date: 20.05.2008

Division (representative office) manager

Full name: Dmitry Vladimirovich Mironchikov

Term of a warrant: 14.12.2013

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Pervouralsk Division

Location: Pervouralsk, Sverdlovsk Region

Opening date: 02.04.2007

Division (representative office) manager

Full name: Dmitriy Viktorovich Reva

Term of a warrant: 18.01.2013

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Angarsk Division

Location: 32 ul. Mira, Angarsk, Irkutsk Region

Opening date: 31.07.2008

Division (representative office) manager

Full name: Aleksandr Romanovich Dubinin

Term of a warrant:

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Anna Division

Location: Anna town, Voronezh Region

Opening date: 21.05.2008

Division (representative office) manager

Full name: Dikarev Alexander Alexandrovich

Term of a warrant:

Full name: Open Joint-Stock Company Wimm-Bill-Dann Foods Chermoshnoy posyolok Division

Location: pos. Chermoshnoy, Kursk Region

Opening date: 15.05.2008

Division (representative office) manager

Full name: Gennadiy Viktorovich Chursin

Term of a warrant:

3.2. The Issuer’s main business activity

3.2.1. Industry classification of the Issuer

OKVED (Russian Classification of Economic Activities) codes
01.12.1
01.13.21
01.13.23
01.13.3
15.32
15.5
15.51
15.88
15.98
22.13
51.17.1
51.17.21
51.23.3
51.34.1
51.36
51.38.22
51.70
52.12
52.25.2
52.27.11
52.27.21
52.27.39
60.24
63.11
63.4
71.33
72.1
72.2
74.13.1
74.14
74.4
74.84

3.2.2. The Issuer’s main economic operations

Kinds of economic activities (kinds of activities, kinds of products (works, services)) that ensure at least 10 per cent of the Issuer’s earnings (profit) for the reporting period

Unit of measurement: rubles

Name of products (works, services): Rendering of services under license agreements for the provision of right to use trademarks.

Index	2006	2007	2008	2009	2010	2011, 3 months
Volume of earnings (profit) from this kind of economic activity, rubles	752 679	841 286	1 065 985	1 191 275	1 945 738	721 863
Share in the volume of earnings (profit) from this kind of economic activity in the total volume of the Issuer’s earnings (profit), %	5.27	1.89	1.91	4.73	72.05	86.6

Variation of the Issuer’s earnings (profit) from main business activity for 10 and more percent in comparison with the corresponding reporting period of the previous year and reasons thereof:

In connection with the decision made in 2009 on the gradual termination of commercial activity of the OJSC Wimm-Bill-Dann Foods branches the sales proceeds in Q1, 2011 have considerably decreased, correspondingly the share of the services rendered under license agreements for the right to use trademarks has increased.

Name of products (works, services): Goods disposal

Index	2006	2007	2008	2009	2010	2011, 3 months
Volume of earnings (profit) from this kind of economic activity, rubles	13 489 856	43 629 032	53 649 095	23 976 540	737 675	109 431
Share in the volume of earnings (profit) from this kind of economic activity in the total volume of the Issuer’s earnings (profit), %	94.75	97.95	95.7	95.15	27.31	13.13

Variation of the Issuer’s earnings (profit) from main business activity for 10 and more percent in comparison with the corresponding reporting period of the previous year and reasons thereof:

In connection with the decision made in 2009 on the gradual termination of commercial activity of the OJSC Wimm-Bill-Dann Foods branches the sales proceeds in Q1, 2011 have considerably decreased.

Seasonal character of the Issuer’s main business activity

The Issuer’s main business activity does not have seasonal character.

General structure of the Issuer’s prime cost:

Index	2010	2011, 3 months
Raw materials and supplies, %
Purchased accessories, half-finished materials, %
Industrial works and services made by the third-party organizations, %
Fuel, %
Energy, %
Wage costs, %
Interests on loans, %
Rentals, %
Allocations for social needs, %
Depreciation of fixed assets, %	0.02	0
Taxes included into the production prime cost, %
Other expenses (specify)
Depreciation of intangible assets	0.41	0.49
Voluntary motor third party liability insurance
Obligatory insurance payments
Expenses related to equipment lease	0	0.37
Cost of goods purchased	99.57	99.14
Total: expenses for production and sale of goods (works, services) (prime costs), %	100	100
For reference only: Earnings from sale of goods (works, services), %

Significant new kinds of goods (works, services) proposed by the Issuer in the market of its main operations to such an extent that corresponds to the available information on such kinds of goods (works, services). The state of development of such kinds of goods (works, services) is specified.

Significant new kinds of goods (works, services) are absent

Standards (rules) in accordance with which accounting reports are prepared and calculations reflected in this paragraph of the quarterly report are made:

3.2.3. The Issuer’s materials, goods (raw materials) and suppliers

For 2010:

The Issuer’s suppliers which account for at least 10 percent of all the supplies of materials and goods (raw materials):

Full company name: Open Joint-Stock Company Wimm-Bill-Dann

Location: 108 Dmitrovskoe shosse, Moscow 127591, Russia

TIN: 7713085659

PSRN: 1027739768924

Share in the total deliveries volume, 99%:

Information on varying of prices for over 10% for main materials and goods (raw materials) during the same reporting period in comparison with the corresponding reporting period of the previous year:

Share of imported deliveries of materials and goods, prediction of availability of import sources in future and possible alternative sources:

For the reporting period:

The Issuer’s suppliers which account for at least 10 percent of all the supplies of materials and goods (raw materials):

Full company name: Open Joint-Stock Company Wimm-Bill-Dann

Location: 108 Dmitrovskoe shosse, Moscow 127591, Russia

TIN: 7713085659

PSRN: 1027739768924

Share in the total deliveries volume, 99%:

Information on varying of prices for over 10% for main materials and goods (raw materials) during the same reporting period in comparison with the corresponding reporting period of the previous year:

Share of imported deliveries of materials and goods, prediction of availability of import sources in future and possible alternative sources:

Import deliveries are absent.

3.2.4. The Issuer’s goods (works, services) sales markets

Main markets of the Issuer’s operation:

WBD has the major share in Moscow and Moscow region. Each one of other sales markets constitutes insignificant part of proceeds.

Factors that may have negative influence on the Issuer’s sales of goods (works, services), and possible actions of the Issuer aimed at reduction of such influence:

Factors having negative influence on the sales — Possible actions:

Development of the prominent FMCG competitor in Moscow — increase of representation and service level in the Moscow market, active promotional support of products in points of sales, increase of shelf space. Unimilk’s transfer to yogurts and desserts category — launch of new products in yogurts and desserts category, substantial marketing support of the Company’s brands, active promotional support of products in points of sales. Western manufacturers in yogurts and desserts category (Muller, Nestle, Yoplait) expansion to the Russian market — development of national brands, innovations in the products lines and packaging, intensification of presence on the national TV.

Markets growth retardation — diversification in the new rapidly increasing categories. High prices for raw milk - suppliers diversification, alteration of the product mix. Raw milk deficiency — long-term contracts practice implementation with raw milk suppliers.

3.2.5. Information on the Issuer’s licenses

The Issuer has no licenses.

3.2.6. The Issuer’s joint activities

The Issuer has no joint activities with other organizations.

3.3. The Issuer’s outline for future activities

Our aims for the nearest 5 years consist in the increase of sales volumes and profitability, enhancement of business efficiency, strengthening of market position and increase of shareholder value. We will also aspire to keep the position of the leading national manufacturer of quality food and drinks with the best efficiency indicators in the industry branch.

In February 2011 PepsiCo purchased approximately 77% of the Issuer’s shares. This deal gave rise to creation of the biggest player in the foods and drinks market in Russia and the CIS. The Issuer’s further development strategy will be determined by its Board of directors.

3.4. The Issuer’s participation in industrial, bank and financial groups, holdings, concerns and associations

Name of group, holding, concern or association: Non-profit organization “Union of German Economy in the Russian Federation”

Participation period: since 2004

The Issuer’s role (place) and functions in this organization:

May 12, 2004 the OJSC WBD Foods General shareholders meeting made a decision concerning the Issuer’s entry to the Non-profit organization “Union of German Economy in the Russian Federation” (Minutes No. 20-05 from May 20, 2004), which aim, according to the Articles of association, is to facilitate economic cooperation between the Federal Republic of Germany and the Russian Federation in close cooperation with the German Chambers of Commerce and Industry Alliance and the Eastern Committee of the German Economy, as well as with its parent organizations.

Name of group, holding, concern or association: Non-profit organization “Russian marketing association”

Participation period: since 2005

The Issuer’s role (place) and functions in this organization:

June 14, 2005 the Issuer’s General shareholders meeting approved the Issuer’s participation in the Non-profit organization “Russian marketing association”

3.5. The Issuer’s subsidiary and dependent companies

Full company name: Open Joint-Stock Company Wimm-Bill-Dann

Abbreviated company name: OJSC WBD

Location

108 Dmitrovskoe shosse, Moscow 127591, Russia

TIN: 7713085659

PSRN: 1027739768924

Subsidiary: Yes

Dependent company: No

Reason for a company to be recognized as a subsidiary or dependent company in relation to issuer: prevailing participation of issuer in company’s authorized capital

Issuer’s equity interest in person’s authorized capital, %: 98.3

Person’s ordinary share fraction held by issuer, %: 98.3

The person’s equity interest in the Issuer’s authorized capital, %: 0

Issuer’s ordinary share fraction held by person, %: 0

Description of company’s main business activity. Description of company’s value for issuer’s activity:
production and marketing of milk and sour milk products. Produces and markets products under trademarks owned by Issuer

Company’s Board of Directors (Supervisory Board)

Full name	Year of birth	The person’s equity interest in the Issuer’s authorized capital, %	The Issuer’s ordinary shares held by the person, %
Sergey Arkadyevich Plastinin	1968
David Yakobashvili (chairman)	1957
Roman Viktorovich Bolotovskiy	1969
Silviu Popovici	1968
Inessa Porfiryevna Savenkova	1952
Tatyana Aleksandrovna Sharkova	1970
Valeriy Nikolaevich Kuprienko	1950

Company’s sole executive body

Full name	Year of birth	The person’s equity interest in the Issuer’s authorized capital, %	The Issuer’s ordinary shares held by the person, %
Silviu Popovici	1968

Company’s collective executive body

No collective executive body

Additional information.

As of the date of the present Quarter report  execution the board of directors is completely reelected.

Full company name: Closed Joint-Stock Company Gulkevichskiy maslozavod

Abbreviated company name: CJSC Gulkevichskiy maslozavod

Location

155 Korotkova, Gulkevichi, Krasnodar Kray 352150, Russia

TIN:

PSRN:

Subsidiary: Yes

Dependent company: No

Reason for a company to be recognized as a subsidiary or dependent company in relation to issuer: prevailing participation of issuer in company’s authorized capital

Issuer’s equity interest in person’s authorized capital, %: 52.24

Person’s ordinary share fraction held by issuer, %: 52.24

The person’s equity interest in the Issuer’s authorized capital, %: 0

Issuer’s ordinary share fraction held by person, %: 0

Description of company’s main business activity. Description of company’s value for issuer’s activity:
production and marketing of milk and sour milk products. Produces and markets products under trademarks owned by Issuer

Company’s Board of Directors (Supervisory Board)

Full name	Year of birth	The person’s equity interest in the Issuer’s authorized capital, %	The Issuer’s ordinary shares held by the person, %
Gennadiy Konstantinovich Kraynov	1951
Yuriy Maksimovich Andreev	1950
Sergey Arkadyevich Plastinin	1968
David Yakobashvili	1957
Sergey Ivanovich Bondarev	1955

Company’s sole executive body

Full name	Year of birth	The person’s equity interest in the Issuer’s authorized capital, %	The Issuer’s ordinary shares held by the person, %
Nikolay Porfentyevich Kozlikin

Company’s collective executive body

No collective executive body

Additional information.

As of the date of the present Quarter report  execution the board of directors is completely reelected.

Full company name: Open Joint-Stock Company Tuymazinskiy molokozavod

Abbreviated company name: OJSC Tuymazinskiy molokozavod

Location

9 Severnaya, Tuymazy, Bashkortostan Republic 452750, Russia

TIN:

PSRN:

Subsidiary: Yes

Dependent company: No

Reason for a company to be recognized as a subsidiary or dependent company in relation to issuer: prevailing participation of issuer in company’s authorized capital

Issuer’s equity interest in person’s authorized capital, %: 85

Person’s ordinary share fraction held by issuer, %: 85

The person’s equity interest in the Issuer’s authorized capital, %: 0

Issuer’s ordinary share fraction held by person, %: 0

Description of company’s main business activity. Description of company’s value for issuer’s activity:
production and marketing of milk and sour milk products.

Company’s Board of Directors (Supervisory Board)

Full name	Year of birth	The person’s equity interest in the Issuer’s authorized capital, %	The Issuer’s ordinary shares held by the person, %
Konstantin Sergeevich Golikov	1973
Roman Viktorovich Bolotovskiy	1969
Albert Maratovich Khaziev	1977
Oleg Yegorovich Kuzmin	1969
Marat Galievich Ibragimov	1958

Company’s sole executive body

Full name	Year of birth	The person’s equity interest in the Issuer’s authorized capital, %	The Issuer’s ordinary shares held by the person, %
Vasiliy Aleksandrovich Chernyshov	1982

Company’s collective executive body

No collective executive body

Full company name: Foreign Limited Liability Company WIMM-BILL-DANN TOSHKENT

Abbreviated company name: FC LLC WBD TOSHKENT

Location

26 Zargarlik, massiv Chilanzar, Akmal-Ikramovsky District, Tashkent 700131, Uzbekistan

Subsidiary: Yes

Dependent company: No

Reason for a company to be recognized as a subsidiary or dependent company in relation to issuer: prevailing participation of issuer in company’s authorized capital

Issuer’s equity interest in person’s authorized capital, %: 100

The person’s equity interest in the Issuer’s authorized capital, %: 0

Issuer’s ordinary share fraction held by person, %: 0

Description of company’s main business activity. Description of company’s value for issuer’s activity:
production and marketing of milk and sour milk products.
Produces and markets products under trademarks owned by Issuer

Company’s Board of Directors (Supervisory Board)

Board of Directors (Supervisory Board) is not prescribed by the charter

Company’s sole executive body

Full name	Year of birth	The person’s equity interest in the Issuer’s authorized capital, %	The Issuer’s ordinary shares held by the person, %
Makhmudzhan Mukhamedzhanovich Yunusov

Company’s collective executive body

No collective executive body

Full company name: Open Joint-Stock Company Wimm-Bill-Dann Ukraine

Abbreviated company name: OJSC WBD Ukraine

Location

7 Promyshlennaya, Vishnevoe, Kiev Region 255500 Ukraine

Subsidiary: Yes

Dependent company: No

Reason for a company to be recognized as a subsidiary or dependent company in relation to issuer: prevailing participation of issuer in company’s authorized capital

Issuer’s equity interest in person’s authorized capital, %: 97.12

Person’s ordinary share fraction held by issuer, %: 97.12

The person’s equity interest in the Issuer’s authorized capital, %: 0

Issuer’s ordinary share fraction held by person, %: 0

Description of company’s main business activity. Description of company’s value for issuer’s activity:
Produces and markets products under trademarks owned by Issuer

Company’s Board of Directors (Supervisory Board)

Full name	Year of birth	The person’s equity interest in the Issuer’s authorized capital, %	The Issuer’s ordinary shares held by the person, %
Timofey Vladimirovich Tarasov	1978
Aleksandr Sergeevich Orlov	1948
Sergey Arkadyevich Plastinin	1968
David Yakobashvili (chaiman)	1957
Valeriy Nikolaevich Kuprienko	1950

Company’s sole executive body

Full name	Year of birth	The person’s equity interest in the Issuer’s authorized capital, %	The Issuer’s ordinary shares held by the person, %
Andrey Vladimirovich Naumov	1975

Company’s collective executive body

No collective executive body

Additional information.

As of the date of the present Quarter report  execution the board of directors is completely reelected.

Full company name: Limited Liability Partnership Company Company Wimm-Bill-Dann Central Asia-Almata

Abbreviated company name: LLPC Wimm-Bill-Dann Central Asia-Almata

Location

93D  Burundayskaya, Almata, Republic of Kazakhstan 050011 Russia

TIN:

PSRN:

Subsidiary: Yes

Dependent company: No

Reason for a company to be recognized as a subsidiary or dependent company in relation to issuer: prevailing participation of issuer in company’s authorized capital

Issuer’s equity interest in person’s authorized capital, %: 100

Person’s ordinary share fraction held by issuer, %:

The person’s equity interest in the Issuer’s authorized capital, %: 0

Issuer’s ordinary share fraction held by person, %: 0

Description of company’s main business activity. Description of company’s value for issuer’s activity:
produces and markets products under trademarks owned by Issuer

Company’s Board of Directors (Supervisory Board)

No Board of Directors (Supervisory Board)

Company’s sole executive body

Full name	Year of birth	The person’s equity interest in the Issuer’s authorized capital, %	The Issuer’s ordinary shares held by the person, %
Denis Sergeevich Mironov	1978

Company’s collective executive body

No collective executive body

Full company name: Open Joint-Stock Company Bishkeksut

Abbreviated company name: OJSC Bishkeksut

Location

12A Prospect Chuy, Bishkek, Kyrgyz Republic 720005, Russia

TIN:

PSRN:

Subsidiary: No

Dependent company: Yes

Reason for a company to be recognized as a subsidiary or dependent company in relation to issuer: issuer owns 20% of the company’s authorized capital

Issuer’s equity interest in person’s authorized capital, %: 39.7

Person’s ordinary share fraction held by issuer, %: 39.7

The person’s equity interest in the Issuer’s authorized capital, %: 0

Issuer’s ordinary share fraction held by person, %: 0

Description of company’s main business activity. Description of company’s value for issuer’s activity:
produces and markets products under trademarks owned by Issuer

Company’s Board of Directors (Supervisory Board)

Full name	Year of birth	The person’s equity interest in the Issuer’s authorized capital, %	The Issuer’s ordinary shares held by the person, %
Dmitriy Vladimirovich Ivanov	1967
Aleksandr Emmanuilovich Tsyplyakov	1976
Timofey Vladimirovich Tarasov	1978
Kudriavtsev Anton Victorovich	1982
Kuprienko Valery Nikolaevich	1950

Company’s sole executive body

Full name	Year of birth	The person’s equity interest in the Issuer’s authorized capital, %	The Issuer’s ordinary shares held by the person, %
Margarita Nikolaevna Rumyantseva	1958

Company’s collective executive body

No collective executive body

Additional information.

As of the date of the present Quarter report  execution the board of directors is completely reelected.

Full company name: Subsidiary Closed Joint-Stock Company Karasukskoe moloko

Abbreviated company name: SCJSC Karasukskoe moloko

Location

Radishcheva 16, Karasuk, Novosibirsk Region 632863, Russia

TIN:

PSRN: 1025404181032

Subsidiary: No

Dependent company: Yes

Reason for a company to be recognized as a subsidiary or dependent company in relation to issuer: issuer owns 20% of the company’s authorized capital

Issuer’s equity interest in person’s authorized capital, %: 37.97

Person’s ordinary share fraction held by issuer, %: 37.97

The person’s equity interest in the Issuer’s authorized capital, %: 0

Issuer’s ordinary share fraction held by person, %: 0

Description of company’s main business activity. Description of company’s value for issuer’s activity:
produces and markets products under trademarks owned by Issuer

Company’s Board of Directors (Supervisory Board)

Full name	Year of birth	The person’s equity interest in the Issuer’s authorized capital, %	The Issuer’s ordinary shares held by the person, %
Dmitriy Vladimirovich Mironchikov	1976
Aleksandr Pavlovich Gofman	1956
Oleg Yegorovich Kuzmin	1969
Viktor Ivanovich Kiba	1951
Sergey Arkadyevich Plastinin	1968

Company’s sole executive body

Full name	Year of birth	The person’s equity interest in the Issuer’s authorized capital, %	The Issuer’s ordinary shares held by the person, %
Viktor Ivanovich Kiba	1951

Company’s collective executive body

No collective executive body

Additional information.

As of the date of the present Quarter report  execution the board of directors is completely reelected.

Full company name: Limited Liability Company Wimm-Bill-Dann Finance

Abbreviated company name: LLC WBD Finance

Location

13 Solyanka, bld. 2, Moscow 109028, Russia

TIN: 7709768099

PSRN: 1077763213000

Subsidiary: Yes

Dependent company: No

Reason for a company to be recognized as a subsidiary or dependent company in relation to issuer: prevailing participation of issuer in company’s authorized capital

Issuer’s equity interest in person’s authorized capital, %: 100

The person’s equity interest in the Issuer’s authorized capital, %: 0

Issuer’s ordinary share fraction held by person, %: 0

Description of company’s main business activity. Description of company’s value for issuer’s activity:
consulting on issues of commercial activity and financial resources and risks management, and of corporate finance of companies which along with the company comprise one group of persons

Company’s Board of Directors (Supervisory Board)

No Board of Directors (Supervisory Board)

Company’s sole executive body

Full name	Year of birth	The person’s equity interest in the Issuer’s authorized capital, %	The Issuer’s ordinary shares held by the person, %
Aleksandr Emmanuilovich Tsyplyakov	1976

Company’s collective executive body

No collective executive body

Full company name: Limited Liability Company Yessentukskiy zavod mineralnykh vod na KMV

Abbreviated company name: LLC YeZMV na KMV

Location

141 Pyatigorskaya, Yessentuki, Stavropol Kray 357600, Russia

TIN:

PSRN:

Subsidiary: Yes

Dependent company: No

Reason for a company to be recognized as a subsidiary or dependent company in relation to issuer: prevailing participation of issuer in company’s authorized capital

Issuer’s equity interest in person’s authorized capital, %: 81

The person’s equity interest in the Issuer’s authorized capital, %: 0

Issuer’s ordinary share fraction held by person, %: 0

Description of company’s main business activity. Description of company’s value for issuer’s activity:
Producing and marketing of mineral water

Company’s Board of Directors (Supervisory Board)

No Board of Directors (Supervisory Board)

Company’s sole executive body

Full name	Year of birth	The person’s equity interest in the Issuer’s authorized capital, %	The Issuer’s ordinary shares held by the person, %
Aleksandr Viktorovich Nosov

Company’s collective executive body

No collective executive body

3.6. Composition, structure and value of the Issuer’s fixed assets, information on plans for purchase, replacement, retirement of fixed assets as well as on all facts of encumbrance of the Issuer’s fixed assets

3.6.1. Fixed assets

For 2010:

Measuring unit: thousand rubles

Group of fixed assets	Original (replacemen t) cost	Accrued depreciation
Buildings	8 475	0
Capital expenditures for land improvement	129	0
Machinery and equipment	99 401	71 760
Production and organizational stock	13 677	9 497
Transport facilities	20 481	13 840
Total	142 163	95 097

Information on the methods of accruing depreciation charges for groups of fixed assets:

Reporting date: 31.12.2010

As of the expiry date of reporting period:

Measuring unit: thousand rubles

Group of fixed assets	Original (replacemen t) cost	Accrued depreciation
Buildings	8 475	0
Capital expenditures for land improvement	84 183	68 375
Machinery and equipment	13 579	9 882
Production and organizational stock	4 026	2 668
Transport facilities	129	0
Total	110 392	80 925

Information on the methods of accruing depreciation charges for groups of fixed assets:

Reporting date: 31.03.2011

Last revaluation results for the fixed assets and assets on long-term lease collected for 5 completed financial years that proceeded the reporting quarter or for each completed financial year that precedes the reporting quarter if the Issuer implements its operations during less than 5 years, and for the reporting quarter:

Reevaluation of the fixed assets for the specified period was not implemented

Specify information on the plans of purchasing, replacing, retiring of fixed assets with the value equaling or exceeding 10 percent of the Issuer’s fixed assets, and other fixed assets at the Issuer’s discretion, as well as information on all the facts of charging the issuer’s fixed assets (specifying type of charging, event of charging, period of validity, and other terms at the issuer’s discretion) existing as of the date of the last completed reporting period:

IV. Information on the Issuer’s financial and economic operations

4.1. Results of the Issuer’s financial and economic operations

4.1.1. Profit and losses

Measuring unit: thousand rubles

Index	2006	2007	2008	2009	2010	2011, 3 months
Proceeds	14 278 306	44 538 879	56 055 358	25 199 299	2 700 716	833 532
Gross profit	3 417 733	9 829 989	12 461 879	5 834 167	2 035 018	730 611
Net profit (undistributed profit / uncovered loss)	596 238	977 488	1 764 484	2 368 608	1 027 687	-1 117 877
Profitability of equity capital, %	9.9	14.27	20.25	21.58	9.66	-11.74
Profitability of assets, %	3.15	4.31	5.67	8.47	2.61	-2.78
Net profitability ratio, %	4.18	2.19	3.15	9.4	38.05	-134.11
Profitability of products (sales), %	4.63	4.02	5.77	9.58	30.2	-115.92
Ratio of capital turnover	1.1	4.51	2.95	1.36	0.07	0.02
Uncovered loss as of the reporting date	0	0	0	0	0	0
Ratio of uncovered loss as of the reporting date and balance currency	0	0	0	0	0	0

Economic profitability/unprofitability analysis of the Issuer based on the dynamics of the given indices. Among other things it discloses information on the reasons which, according to the Issuer’s management, have resulted to profit/losses of the Issuer which are reflected in the accounting reports as of the expiry date of  reporting quarter as compared with the same period of the previous year (previous years):

4.1.2. Factors which had impact on the change of amount of the earnings obtained from the Issuer’s selling of goods, products, works, services, as well as on the Issuer’s profit (loss) obtained from main operations

The Issuer’s core business consists in distribution of the outsourced manufacturers’ goods both in the territory of the Russian Federation and in the CIS countries. However, its share in Q1, 2011 was equal to 13.3 in the total proceeds volume.

The Company renders services for assignment for use of proprietary trademarks by way of entering into license agreements both in the territory of the Russian Federation and in the CIS countries. Their share in Q1, 2011 was equal to 86.6%.

4.2. The Issuer’s liquidity, sufficiency of capital and current assets

Measuring unit: thousand rubles

Index	2006	2007	2008	2009	2010	2011, 3 months
Own current assets	-7 269 926	-3 406 535	-8 385 389	-1 437 844	-17 099 090	-18 830 365
Fixed assets index	2.21	1.5	1.97	1.32	2.63	2.98
Current liquidity coefficient	0.95	0.97	1.16	1.66	4.07	2.49
Quick liquidity coefficient	0.78	0.86	1.04	1.64	3.95	2.44
Owned assets autonomy coefficient	0.32	0.3	0.72	0.39	0.27	0.24

Economic analysis of the Issuer’s liquidity and solvency based on the economic dynamics analysis of the stated indices:

4.3. Amount and structure of the Issuer’s capital and current assets

4.3.1. Amount and structure of the Issuer’s capital and current assets

Measuring unit: thousand rubles

Index	2006	2007	2008	2009	2010	2011, 3 months
Amount of the authorized capital	880 000	880 000	880 000	880 000	880 000	880 000
Total cost of the Issuer’s treasury shares repurchased by the Issuer for further resale (transfer)	0	0	0	0	0	0
Percentage of the Issuer’s treasury shares repurchased for further resale (transfer) from allocated shares (authorized capital) of the Issuer	0	0	0	0	0	0
Amount of the Issuer’s reserve capital formed due to the profit tax paid by the issuer	34 103	44 000	44 000	44 000	44 000	44 000

Amount of the Issuer’s additional capital that reflects growth of the assets value identified according to the results of revaluation, as well as amount of the difference between the sale price (placing price) and nominal value of the Company’s shares due to the sale of shares at the price exceeding the nominal value

	4 958 622	4 958 622	4 958 622	4 958 622	4 958 622	4 958 622
Amount of the Issuer’s undistributed net profit	139 685	967 356	954 683	4 939 524	4 647 211	352 933
Total amount of the Issuer’s capital	6 012 410	6 849 978	6 837 305	10 822 146	10 529 833	9 411 955

Amount of the authorized capital stated in this paragraph corresponds to the data of the Issuer’s founding documents.

Structure and amount of the Issuer’s current assets in accordance with the Issuer’s accounting reports:

Index	2006	2007	2008	2009	2010	2011, 3 months
Current assets TOTAL	5 593 610	12 399 593	14 151 527	15 555 486	11 706 212	11 871 320
Reserves	999 215	1 340 953	1 407 259	69 499	324 139	211 533
Value-added tax for the purchased valuables	31 848	65 127	72 138	45 316	31 023	27 181
Accounts receivable (which are to be paid more than 12 months after the reporting date)	0	0	0	0	0	0
Accounts receivable (which are to be paid within 12 months after the reporting date)	2 831 356	3 968 305	5 848 038	7 790 470	9 787 149	9 969 343
Short-term financial investments	892 497	6 470 619	3 682 024	5 116 411	1 539 546	1 587 190
Cash assets	838 590	552 855	3 137 337	2 533 648	24 355	76 073
Other current assets	104	1 734	4 731	32	0	0

Sources of the Issuer’s current assets financing (own sources, loans, credits):

The Issuer’s policy aimed at the current assets financing and the factors which may result in changing the current assets financing policy, as well as estimation of their emergence possibility:

4.3.2. The Issuer’s financial investments

For 2010:

List of the Issuer’s financial investments which comprise 10 percent or more of all the financial investments of the Issuer as of the reporting period expiry date:

Kind of securities: shares

Full company name of the Issuer: Open Joint-Stock Company Wimm-Bill-Dann

Abbreviated company name of the Issuer: OJSC WBD

Location: 108 Dmitrovskoe shosse, Moscow 127591, Russia

Date of public registration of the emission (emissions)	Registration number	Registering authority
02.06.1993	1-01-01328-A	Federal Financial Markets Service of the Russian Federation

Investments into non-equity securities:

Other financial investments:

Financial investment is a share in the authorized (share) capital

Full name of the commercial organization in which the Issuer has a share in the authorized (share) capital (fund): Limited Liability Company Wimm-Bill-Dann Finance

Abbreviated company name: LLC WBD Finance

Location: 13 ul. Solyanka., Bld. 2, Moscow 109028, Russia

TIN: 7709768099

PSRN: 1077763213000

Investment amount in money terms:

Currency: RUR

Information on the amount of potential losses related to the bankruptcy of organizations (companies) into which the Issuer invested for each kind of the specified investments:

Information on the losses is provided in the Issuer’s report on financial investments reflected in the Issuer’s accounting reports for the period from the beginning of the reporting year till the last reporting quarter expiry date:

Accounting reports standards (rules) in accordance therewith the Issuer made calculations reflected in this paragraph of the quarterly report:

As of the expiry date of reporting quarter:

List of the Issuer’s financial investments which comprise 10 percent or more of all the financial investments of the Issuer as of the reporting period expiry date:

Investments into equity securities:

Kind of securities: shares

Full company name of the Issuer: Open Joint-Stock Company Wimm-Bill-Dann

Abbreviated company name of the Issuer: OJSC WBD

Location: 108 Dmitrovskoe shosse, Moscow 127591, Russia

Date of public registration of the emission (emissions)	Registration number	Registering authority
02.06.1993	1-01-01328-A	Federal Financial Markets Service of the Russian Federation

Amount of securities owned by the Issuer, RUR: 425,900

Total nominal value of securities owned by the Issuer, RUR: 425,900

Total balance value of securities owned by the Issuer: 7 676 714

Investments into non-equity securities:

Investments into non-equity securities that make up 10 percent or more of all the financial investments are absent

Other financial investments:

Financial investment is a share in the authorized (share) capital

Full name of the commercial organization in which the Issuer has a share in the authorized (share) capital (fund): Limited Liability Company Wimm-Bill-Dann Finance

Abbreviated company name: LLC WBD Finance

Location: 13 ul. Solyanka., Bld. 2, Moscow 109028, Russia

TIN: 7709768099

PSRN: 1077763213000

Investment amount in money terms: 13 500 100

Currency: RUR

Investment amount in percentage of the authorized (share) capital (fund): 100

Size of income from the investment object or procedure of its calculation, payment term:

Information on the amount of potential losses related to the bankruptcy of organizations (companies) into which the Issuer invested for each kind of the specified investments:

Information on the losses is provided in the Issuer’s report on financial investments reflected in the Issuer’s accounting reports for the period from the beginning of the reporting year till the last reporting quarter expiry date:

Accounting reports standards (rules) in accordance therewith the Issuer made calculations reflected in this paragraph of the quarterly report:

4.3.3. Issuer’s intangible assets

For 2010:

Measuring unit: thousand rubles

Intangible asset group title	Original (replacement) cost	Accrued depreciation
Trademarks	34 352	15 885
Software, SQL	28 163	19 149
Other	11 020	5 038

Accounting standards (rules) according to which the Issuer provides information on its intangible assets:

As of the expiry date of reporting quarter:

Measuring unit: thousand rubles

Intangible asset group title	Original (replacement) cost	Accrued depreciation
Trademarks	40 217	16 746
Software, SQL	31 439	20 240
Other	7 783	4 850

Accounting standards (rules) according to which the Issuer provides information on its intangible assets:

4.4. Information on the Issuer’s policy and expenditures in the field of the scientific and engineering development, in relation to licenses and patents, new developments and researches

1.                Information on the creation of intellectual property objects in Q1, 2011

1.1.      Trademarks registration applications filed:

☐            Russia - 2 applications,

☐            No international applications or applications for registration in any foreign state were filed.

1.2.      No applications for patents granting in the Russian Federation and abroad were filed with regard to any industrial samples, inventions and useful models.

2.                Information on the reception of intellectual property objects legal protection in Q1, 2011

2.1.      The following trademarks were registered:

No.	Certificate No.	Registration date	Country of origin	Technical specification	Certification expiry date
1	427918	18/01/11	Russia	Tim (duckbill) (comb.)	25/02/19
2	427934	18/01/11	Russia	Ya sam (words)	24/09/19
3	431249	02/03/11	Russia	GRANFOR (cheese slices, tomato) (comb.)	27/04/20
4	431250	02/03/11	Russia	GRANFOR (cheese cubes, grapes) (comb.)	27/04/20
5	113142	27/12/10	Ukraine	WBD (words)	25/12/19
6	113143	27/12/10	Ukraine	WBD (comb.)	25/12/19
7	1064489	02/12/10	WIPO	Dary Rossii (words)	02/12/20

2.1.                      Patent of the Russian Federation No. 77491 is received for the industrial sample of “PACKAGING (6 versions)” (certificate expiry date is 19.02.2025), registered on 16.02.2011.

2.2.                      No patents were received with regard to inventions and useful models.

3.                              Information on the issuance of licenses to the intellectual property objects usage in Q1, 2011:

OJSC WBD Foods provided a license to use new technical specifications (addendums to license agreements were registered):

•                  OJSC Wimm-Bill-Dann Drinks under the license agreement No. 08-03 to use 1 technical specification (addendum was registered on 24.01.11 with No. RD0075615);

•                  OJSC Wimm-Bill-Dann under the license agreement No. 07-04 to use 1 technical specification (addendum was registered on 21.01.11 with No. RD0075585);

1.             Information on the intellectual property objects protection documents validity extension in Q1, 2011:

Petitions on the technical specifications exclusive right extension were filed to the Federal Service for Intellectual Property, Patents and Trademarks under the following certificates: 221699, 221700, 223291, 217858, 227740, 230086, 245088, 255481, 260465, 223293, 245087, 206874, 251977, 255483, 255482, 251938, 245089, 241923, 204651, 204652, 204653, 279164, 279165, 204654, 221754, 221755, 221756, 227072, 258250, 205535, 247444, 214699.

4.5. Analysis of the development tendencies in the field of the issuer’s main operations

4.5.1. Analysis of factors and conditions affecting the Issuer’s operations

The world financial crisis started in 2008 has affected the economy of Russia and resulted in the gradual ruble devaluation, reduction of production volumes, decrease in the population’s spending capacity. During the whole 2010 economic recovery was noticed in many countries of the world, including Russia, which had an impact on strengthening of optimism in the markets and on the consumer demand growth.

Dairy products manufacturing

According to our calculations, the overall volume of the packetized dairy products market in Russia was equal to 9.3 billion liters in 2008. In 2009 this market in Russia does not show any increase however in 2010  grew up to 9.5 billion liters. In the short-term outlook we expect the market’s further growth upon the possible slight adverse demand correction due to the increase in prices for dairy products as a result of dry weather in the summer of 2010. At the same time, given existing low per capita consumption, we see this market segment as providing a long-term opportunity for growth. In particular, Russian households have proven receptive to yogurt, enriched dairy products and dairy-dessert products. We also expect continued growth in the consumption of products with extended shelf life, including sterilized milk.

From 2000 to the present, we have expanded our distribution capacity, reduced our sales to wholesalers and increased our sales to retailers. We also remain committed to our regional expansion strategy and are constantly expanding our regional product offerings as consumer spending has grown steadily in the regions. Cutting costs and improving the quality of our products remain our main focus areas. We believe that these strategies and strengthening marketing investment have increased public awareness and loyalty to our products and will help us mitigate the negative effects of the current economic downturn.

Drinks manufacturing

According to our estimates, the overall consumption of juices (manufactured in Russia and imported) decreased from 3,003 million liters in 2008 to 2,514 million liters in 2009. In our opinion, this decrease was caused by both the prices growth and overall decrease in the population’s spending capacity. In 2010 the situation at the market was stabilized and, according to our estimates, juices consumption increased up to 2,654 million liters. In 2011 we expect further growth. It should be noted that the Russian juices market is exclusively competitive.

Babyfood products manufacturing

Main factors having effect on the consumers decisions are the product’s quality and its unique character, brand image, convenience of application, availability of the desired gustative assortment and safety. Besides, so far as the competition increases, the consumer choice starts to be influenced by such factors as new gustatory qualities, presence of enriched adjuncts, as well as new packaging format.

The babyfood market in Russia comprises five main segments:

•                  liquid dairy products (milk, kefir, yogurts, etc.);

•                  juice and water;

•                  purees (including fruit, vegetable and meat);

•                  powdered formula;

•                  other products (cereals, puddings, soups, biscuits, tea).

According to our estimates, from 2003 to 2009, the babyfood market in Russia more then doubled in volume terms showing increase up to 115%, mainly due to the growing category penetration. In 2010 the market increased 12.4%, in 2011 it is expected to continue growing. We estimate that over 80% of nationwide babyfood product sales are in the European part of Russia.

In 2006, the Russian government launched a nationwide program aimed at improving the nation’s health and increasing the birth rate, which we believe has had a positive impact on the babyfood market. Within the framework of the program, mothers get additional compensation for the birth of their second and following children. More and more Russian women go back to work shortly after giving birth. Many of them rely on ready-to-eat babyfood.

4.5.2. Issuer’s competitors

In traditional dairy, we compete primarily with local producers, such as Unimilk, as well as with a number of smaller regional producers. In enriched dairy, we compete primarily with Danone. In the segment of yogurts and desserts and, to some extent, of children’s dairy products, we compete with foreign producers such as Danone, Campina and Ehrmann which continue to invest in their businesses in Russia. We view the following producers as our primary competitors:

•                  Groupe Danone, a French company which is the most active foreign producer in Russia aggressively promoting its products. Both domestically produced and imported products are sold under the Danone brand name across Russia through its own distribution network.

•                  Unimilk, a holding company, Russian dairy products producer. Unimilk has over 33 dairy production facilities in Russia, Ukraine and Belarus. Its largest production facility, the St. Petersburg-based Petmol, produces a wide range of dairy products. In November 2010 Danone acquired 57.5% of its shares.

•                  Ehrmann, a German company producing yogurts. Its brand names - Ehrmigurt, Yogurtovich, Fruktovich and Uslada were developed specifically for Russian consumers.

Our principal competitors in the Russian juice market include the following companies:

•                  Multon — a St. Petersburg company which share in terms of volume, according to AC Nielsen research, was equal to 19.6% as of the end of 2010. Dobryy, Rich and Nico juices as well as the products under other brands appeared on the Moscow market in 1998 and since that time have gained significant market shares, mainly, due to aggressive pricing and advertizing policies. Multon was acquired by Coca-Cola in April 2005.

•                  Nidan is a Novosibirsk-based Russian company. In September 2010 Nidan was acquired by Coca-Cola from Lion Capital, a British investment fund.

Among our competitors in the Russian baby food market there are some foreign companies such as Nestlé, Danone (Nutricia) and Hipp, which generally operate in all of the main baby food categories.

Our competitive advantages include big manufacturing capacities, higher quality of the goods produced, high level of innovations, possibilities to develop new products and marketing, wide territorial coverage of consumers.

V. Detailed information on the persons forming part of the Issuer’s governing bodies, Issuer’s bodies for control over its financial and economic operations, and brief data on the Issuer’s employees (staff)

5.1. Information on the structure and competence of the Issuer’s governing bodies

Complete description of the Issuer’s governing bodies’ structure and their competence in accordance with the Articles of association (constitutive documents) of the Issuer:

The Issuer’s governing bodies include as follows:

1.              General shareholders meeting;

2.              The Board of Directors;

3.              The Management Board Chairman;

4.              The Management Board.

The Issuer’s general shareholders (members) meeting competencies in accordance with its Articles of association (constitutive documents):

1) alteration and addition to the Articles of association or approval of the Articles of association in a new version;

2) reorganization of the Company;

3) liquidation of the Company, appointment of the Liquidation Commission and appointment of the Interim and Final liquidation balance-sheets;

4) identification of the Company’s Board of Directors quantitative composition, election of its members and early termination of their powers;

5) identification of amount, nominal value, class (category)of the stated shares and rights delivered by these shares;

6) increase of the Company’s authorized capital through enhancing the nominal values of shares, and through placement of additional shares, if the Company’s Articles of association do not attribute the Company’s authorized capital increase through placement of additional shares to the competence of the Company’s Board of Directors, according to the Federal Law on Joint-Stock Companies;

7) reduction of the Company’s authorized capital through decreasing the nominal value of shares, through acquiring part of shares by the Company in order to reduce their total amount, and through redeeming acquired or treasury shares;

8) electing the Company’s Audit Commission members and early termination of their powers;

9) approval of the Company’s Auditor;

10) approval of annual reports, annual accounts, including the Company’s profit and loss statements (profit-and-loss accounts), as well as distribution of profits including payment (declaration) of dividends and losses of the Company in accordance with the financial year results;

11) defining the procedure of conducting the Company’s General shareholders meeting;

12) electing members of the ballot committee and early termination of their powers;

13) splitting and consolidation of the Company’s shares;

14) taking decisions on approval of transactions in cases stipulated by Article 83 of the Federal Law On Joint-Stock Companies (hereinafter — the FL on JSC);

15) taking decisions on approval of large transactions in cases stipulated by Article 79 of the FL on JSC;

16) The Company’s acquisition of allotted shares in cases stipulated by the FL on JSC;

17) taking decisions on participation in holdings, financial and industrial groups, associations, and other unions of commercial organizations;

18) approval of  internal documents regulating operations of the Company’s bodies;

19) taking decisions on other issues stipulated by the FL on JSC.

The Issuer’s Board of Directors (Supervisory Board) competencies in accordance with its Articles of association (constitutive documents):

1)             determination of priority trends of the Company’s activities;

2)             convocation of annual and extraordinary General shareholders meetings excluding the cases provided for by item 8 of Article 55 of the FL on JSC;

3)             approval of the General shareholders meeting agenda;

4)             setting the date of drawing up the list of persons entitled to participate in the General shareholders, and other issues within the competencies of the Company’s Board of Directors in accordance with the provisions of chapter VII of the FL on JSC and related to the preparation and holding of General shareholders meeting;

5)             the Company’s placement of bonds and other issuing securities in cases provided for by the FL on JSC;

6)             determination of price (pecuniary valuation) of property, offering and repurchase price of issuing securities in cases provided for by the FL on JSC;

7)             acquisition of shares, bonds and other securities placed by the Company in cases provided for by the FL on JSC;

8)             creation of the Company’s executive bodies and early termination of their powers — election of the Company’s Management Board Chairman and appointment of the

Company’s Management Board members;

9)             establishment of sizes of remunerations and compensations paid to the Company’s executive bodies — the Company’s Management Board Chairman and the Company’s Management Board members;

10)      recommendations on sizes of remunerations and compensations paid to the Company’s Audit commission members and specification of the auditor’s remuneration amount;

11)      recommendations on the size of dividend on the Company’s shares and the procedure of its payment;

12)      the use of reserve fund and other funds of the Company;

13)      approval of the Company’s internal documents except for the internal documents which approval is attributed by the FL on JSC to the competence of the General shareholders meeting, as well as other  internal documents of the Company which approval is attributed by the Company’s Articles of association to the competence of the Company’s executive bodies;

14)      establishment of the Company’s branches and opening of the Company’s representative offices;

15)      approval of large transactions in cases provided for by the Chapter X of the FL on JSC;

16)      approval of transactions provided for by the Chapter XI of the FL on JSC;

17)      approval of the Company’s registrar and terms of agreement with it, as well as termination of such agreement;

18)      other issues provided for by the FL on JSC and the Issuer’s Articles of association.

The Issuer’s sole executive and collegial executive bodies competencies in accordance with its Articles of association (constitutive documents):

The Company’s day-to-day operations are managed by the Company’s sole executive body — the Director (the Management Board Chairman) and by the collegial executive body — the Company’s Management Board. The Company’s executive bodies (the Company’s Management Board Chairman and the Company’s Management Board) report to the Company’s Board of Directors and the General shareholders meeting.

The Management Board Chairman performs the functions of the Company’s Director and the Company’s collegial executive body (the Management Board). The Management Board Chairman is the head of the Company.

The competence of the Company’s sole executive body includes all the issues relating to the Company’s day-to-day operations, except for the issues relating to the competence of the Company’s General shareholders meeting and the Company’s Board of Directors. The Company’s sole executive body ensures the implementation of the Company’s General shareholders meeting and the Company’s Board of Directors decisions.

The Company’s Management Board Chairman acts on behalf of the Company without power of attorney, including the following actions:

1)                       performs the Company’s day-to-day operations management;

2)                       has the primary authority to sign financial documents;

3)                       carries out disposal of the Company’s property for provision of its day-to-day operations within the limits specified by the Company’s Articles of association and the applicable Russian legislation;

4)                       represents the Company’s interest both in the territory of the Russian Federation and abroad, including in the foreign states;

5)                       approves the staff, enters into labor contracts with the Company’s employees, applies incentive measures and imposes penalties with regard to such employees;

6)                       supervises the Management Board’s work, chairs at its meetings;

7)                       recommends candidates to the Company’s Management Board for the Board of Director’s approval;

8)                       performs transactions on behalf of the Company, except for cases provided for by the FL on JSC and the Company’s Articles of association;

9)                       executes powers of attorney on behalf of the Company;

10)                opens the Company’s accounts with the banks;

11)                arranges the Company’s accounting records and statements keeping;

12)                issues orders and gives instructions mandatory for execution by all the Company’s employees;

13)                performs other functions necessary for achievement of the Company’s activity goals and for provision of its normal operation in accordance with the applicable legislation and the Company’s Articles of association, except for the functions attributed by the FL on JSC and the Company’s Articles of association to other Company’s governing bodies.

The Management Board Chairman is elected by the Company’s Board of Directors at its first meeting (after election of the new Board of Directors composition at the annual General shareholders meeting of the Company) for the term of 5 (five) years.

The Management Board Chairman powers term starts from the moment of his/her election by the Company’s Board of Directors and lasts until the moment of election (reelection) of the Management Board Chairman in 5 (five) years at the new Board of Directors first meeting (after election of the new Board of Directors composition at the annual General shareholders meeting of the Company).

Upon early termination of powers of the Company’s Management Board Chairman the powers of the newly elected Company’s Management Board Chairman will keep force until the moment of election (reelection) of the Company’s Management Board Chairman at the new Board of Directors first meeting (after election of the new Board of Directors composition at the annual General shareholders meeting of the Company) convened in 5 (five) years after the Company’s Board of Directors meeting on which the previous Company’s Management Board Chairman was elected.

The Management Board is the Company’s collegial executive body which, being governed by the Company’s Management Board Chairman, performs decision-making with regard to the following issues of the Company’s direct day-to-day operations management within the period between the General meetings and Board of Directors meetings of the Company:

1)             provision of the Company’s accounting records and accounts keeping, preparation of the Company’s annual reports and balance-sheets and their presentation for the Company’s Board of Directors approval;

2)             resolution of issues concerning interaction with the Company’s  suppliers of goods and services, as well as with its consumers;

3)             specification of prices, tariffs, commissions under the contract with suppliers and consumers;

4)             provision of the Company’s material and technical supply as well as distribution of its products and services;

5)             carrying out personnel records in accordance with the applicable Russian legislation;

6)             carrying out control over the Company’s buildings, premises and equipment condition, as well as over the inventory and monetary items movement;

7)             provision of the Company’s archive maintenance, documentation management and clerical office operation, provision of documentation storage in accordance with the applicable legislation;

8)             provision of organizational and technical support of the Company’s General shareholders, the Board of Directors and Audit Commission meeting;

9)             provision of the Company’s General shareholders and the Board of Directors meetings decisions execution;

10)      execution of orders and/or instructions of the Company’s Management Board Chairman for other issues relating to the Company’s day-to-day operations.

The Issuer approved (accepted) the Code of Corporate Conduct or other similar document.

Information on the Code of Corporate Conduct or other similar document:

The unified internal document establishing the Issuer’s rules of corporate conduct (the Code of Corporate Conduct) is approved by the Issuer’s Board of Directors on December 17, 2004 (Minutes No. 17-12 from December 20, 2004).

The complete text of the Code is freely available in the Internet:

www.wbd.ru

The complete text of the current version of the Issuer’s Articles of association as well as of the internal documents regulating the Issuer’s bodies’ activity are freely available in the Internet:

www.wbd.ru

5.2. The Issuer’s governing bodies

5.2.1. Issuer’s Board of Directors (Supervisory Board)

Full name: Mikhail Vladimirovich Dubinin  * (see ref. below)

Year of birth: 1969

Education:

secondary

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
1998	2005	OJSC Sibirskoe moloko	Member of Board of Directors
2001	—	OJSC Wimm-Bill-Dann Foods	Member of Board of Directors
2001	2005	OJSC Molochnyy kombinat	Member of Board of Directors
2001	2005	SCJSC Karasukskoe moloko	Member of Board of Directors
2001	2005	JSCOT Bishkeksut	Member of Board of Directors
2002	2005	CJSC Gulkevichskiy maslozavod	Member of Board of Directors
2004	2005	OJSC TOSHKENT SUT	Member of Board of

			Directors
2004	2010	LLC Istrinskie ruchji	Member of Board of Directors
2004	2010	LLC Nadyozhnyy fundament	Member of Board of Directors
2004	2007	LLC S-trading	Member of Board of Directors
2004	2010	LLC Petri-trade	Member of Board of Directors
2004	2010	LLC Kliff-nedvizhimost	Member of Board of Directors
2004	—	Nonprofit partnership Rezidentsii Beniluks	Managing Director
2004	—	Autonomous Nonprofit Company Board of international community for awarding “Zolotoy sokol” order	Business executive

Does not have any equity interest in issuer’s authorized capital

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by bankruptcy law of Russian Federation:

Person did not hold positions mentioned above

Full name: Aleksandr Sergeevich Orlov * (see ref. below)

Year of birth: 1948

Education:
higher

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
1997	2005	OJSC Tsaritsynskiy molochnyy kombinat	Member of Board of Directors
1997	2007	OJSC Zavod detskikh molochnykh produktov	Member of Board of Directors
1998	2005	OJSC Molochnyy kombinat Nizhegorodskiy	Member of Board of Directors
1998	2005	OJSC Sibirskoe moloko	Member of Board of

			Directors
2000	—	OJSC Wimm-Bill-Dann Ukraine	Member of Advisory Board
2001	—	OJSC Wimm-Bill-Dann Foods	Member of Board of Directors
2001	2005	OJSC Molochnyy kombinat	Member of Board of Directors
2002	2008	OJSC Burynskiy zavod sukhogo moloka	Member of Board of Directors
2002	2005	CJSC Gulkevichskiy maslozavod	Member of Board of Directors
2002	2005	OJSC Novokuybyshevskmoloko	Member of Board of Directors
2004	—	Nonprofit partnership Rezidentsii Beniluks	Managing Director
2003	2005	OJSC Ufamolagroprom	Member of Advisory Board
2004	2006	OJSC TOSHKENT SUT	Member of Board of Directors

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by bankruptcy law of Russian Federation:

Person did not hold positions mentioned above

Full name: Sergey Arkadyevich Plastinin * (see ref. below)

(chairman)

Year of birth: 1968

Education:
higher

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
1993	2005	LLC Eksperimentalnoe obyedinenie Issa	General Director
1997	2007	OJSC Tsaritsynskiy molochnyy	Member of Board of

		kombinat	Directors
1997	2009	OJSC Wimm-Bill-Dann Napitki	Member of Board of Directors
1997	—	OJSC Wimm-Bill-Dann	Member of Board of Directors
1997	2005	OJSC Zavod detskikh molochnykh produktov	Member of Board of Directors
1998	2007	OJSC Sibirskoe moloko	Member of Board of Directors
1998	2007	OJSC Molochnyy kombinat Nizhegorodskiy	Member of Board of Directors
2000	—	OJSC Wimm-Bill-Dann Ukraine	Member of Advisory Board
2001	—	OJSC Wimm-Bill-Dann Foods	Member of Board of Directors
2001	2007	OJSC Molochnyy kombinat	Member of Board of Directors
2001	2011	OJSC Bishkeksut	Member of Board of Directors
2006	2009	Taly Enterprises Limited	Director
2002	—	CJSC Gulkevichskiy maslozavod	Member of Board of Directors
2002	—	SCJSC Karasukskoe moloko ”	Member of Board of Directors
2002	2007	OJSC Novokuybyshevsk moloko	Member of Board of Directors
2004	2006	LLC PIK-TsENTR	General Director
2006	2009	Lendero Limited	Director
2004	2006	OJSC TOSHKENT SUT	Member of Board of Directors
2010	—	CJSC Agropromkholding Razvitie regionov	Chairman of Board of Directors
2010	—	LLC Agropromgruppa Molochnyy produkt	Member of Board of Directors
2010	—	CJSC Rassvet	Member of Board of Directors
2010	—	CJSC Krivskoe A.O.	Member of Board of Directors
2010	—	OJSC Borets	Member of Board of Directors
2010	—	LLC Zemledelets	Member of Board of Directors
2010	—	OJSC Novoderevenskiy kombinat khleboproduktov	Member of Board of Directors
2010	—	OJSC AgroZemInvest	Member of Board of Directors

Does not have any equity interest in issuer’s authorized capital

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

Full name: David Yakobashvili * (see ref. below)

Year of birth: 1957

Education:

incomplete higher

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
2000	—	OJSC Wimm-Bill-Dann Ukraine	Member of Advisory Board
2001	—	OJSC Wimm-Bill-Dann Foods	Member of Board of Directors
2001	2007	OJSC Vladivostokskiy molochnyy kombinat	Member of Board of Directors
2001	2009	OJSC Wimm-Bill-Dann Napitki	Member of Board of Directors
2001	2007	OJSC Tsaritsynskiy molochnyy kombinat	Member of Board of Directors
2001	—	OJSC Wimm-Bill-Dann	Member of Board of Directors
2001	2007	OJSC Molochnyy kombinat Nizhegorodskiy	Member of Board of Directors
2001	2007	OJSC Zavod detskikh molochnykh produktov	Member of Board of Directors
2001	2007	OJSC Sibirskoe moloko	Member of Board of Directors
2001	2011	OJSC Bishkeksut	Member of Board of Directors
2001	2007	OJSC Molochnyy kombinat	Member of Board of Directors
2001	2005	OJSC Moskvoretskiy pivovarennyy zavod	Member of Board of Directors
2001	2007	OJSC Ufamolagroprom	Member of Advisory Board

2002	—	CJSC Gulkevichskiy maslozavod	Member of Board of Directors
2002	2007	OJSC Novokuybyshevsk moloko	Member of Board of Directors
1997	—	Airport Financial Services Limited	Director
2004	2008	OJSC Kombinat pivobezalkogolnykh napitkov Shikhan	Member of Board of Directors
2008	—	SCJSC Karasukskoe moloko “	Member of Board of Directors
2010	—	CJSC RusAgroProekt	Chairman of Board of Directors
2004	—	CJSC Agrokompleks Gorki-2	Member of Board of Directors
2004	2007	CJSC Plemkhoz Naro-Osanovskiy	Member of Board of Directors
2010	—	OJSC Melnichnyy kombinat No. 4	Chairman of Board of Directors
2006	2008	OJSC Yeyskiy portovyy elevator	Member of Board of Directors
2006	—	LLC Shakhta Kolmogorovskaya-2	Member of Board of Directors
2008	—	LLC Upravlyayushchaya kompaniya Promuglesbyt	Chairman of Board of Directors
2008	—	LLC Atamanskoe	Member of Board of Directors
2008	—	OJSC Zavety Ilicha	Member of Board of Directors
2008	—	CJSC Niva	Member of Board of Directors
2008	—	OJSC Trud	Member of Board of Directors
2010	—	OJSC ANK Bashneft	Member of Board of Directors
2008	—	LLC Kolmogorovskoe shakhtoupravlenie	Chairman of Board of Directors
2001	—	LLC Metelitsa-Club	Chairman of Board of Directors

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

Full name: Gavril Abramovich Yushvaev * (see ref. below)

Year of birth: 1957

Education:
higher

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
2004	2010	Closed Joint-Stock Company RusAgroProekt	President, Member of Board of Directors
2004	—	CJSC Agrokompleks Gorki-2	Member of Board of Directors
2004	—	CJSC Plemkhoz Naro-Osanovskiy	Member of Board of Directors
2005	—	OJSC Wimm-Bill-Dann Foods	Member of Board of Directors
2006	—	OJSC Melnichnyy kombinat No. 4	Member of Board of Directors
2006	2009	OJSC Yeyskiy portovyy elevator	Member of Board of Directors
2006	—	LLC Shakhta Kolmogorovskaya-2	Member of Board of Directors
2008	—	LLC Upravlyayushchaya kompaniya Promuglesbyt	Chairman of Board of Directors
2008	—	LLC Kolmogorovskoe shakhtoupravlenie	Member of Board of Directors
2010	—	LLC Metelitsa-Klub	Member of Board of Directors

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

Full name: Igor Vladimirovoch Kostikov * (see ref. below)

Year of birth: 1958

Education:

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
2004	—	Insitute of World Economy and International relations RAS	Chief Research Scientist
2007	2009	OJSC Wimm-Bill-Dann Foods	Member of Board of Directors
2008	—	APCO	Member of International Advisory Board
2008	—	ICGN	Member
2007	—	LLC Almaz-Antey Infiniti	General Director
2008	—	Fund “Institute of Stock Market and Management”	Scientific Advisor
2008	2009	CJSC International Stock Market Saint-Petersburg	Member of Board of Directors
2008	—	Russian Academy of Public Administration under the President of the Russian Federation	Member of Academic Council
2008	—	CJSC BV Medi	Chairman of Board of Directors

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

Full name: Yevgeniy Grigoryevich Yasin * (see ref. below)

Year of birth: 1934

Education:
higher

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
1998	—	Higher School of Economics — National Research University	Scientific Advisor
2001	—	OJSC Wimm-Bill-Dann Foods	Member of Board of Directors
2006	2009	OJSC Sollers	Member of Board of Directors
2006	2006	OJSC Otkrytye investitsii	Member of Board of Directors
2006	—	CJSC Echo of Moscow	Member of Board of Directors
2006	—	SCF Ekspertnyy institut	President
2006	2008	Insurance Group Alfa Strakhovanie	Member of Board of Directors
2009	—	VEB	Chairman of Expert Advisory Board

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

Full name: Guy de Selliers * (see ref. below)

Year of birth: 1952

Education:
higher

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
2001	—	OJSC Wimm-Bill-Dann Foods	Member of Board of Directors
2002	2009	OJSC Norilsk Nickel	Member of Board of Directors, Chairman of Board Audit Committee
2003	2009	HB Advisers (UK)	Chairman of Board of Directors
2003	2009	OJSC Mebelnaya fabrika Shatura	Member of Board of Directors
2004	—	Solvey S.A.	Member of Board of Directors
2005	2009	Apprion Group, Ltd	Chairman of Board of Directors
2005	2005	Fortis Group	Member of International Advisory Board
2005	—	Partners in Hope (Charity)	Chairman of Board of Guardians
2006	2009	Allied Resources Inc	Member of Board of Directors
2009	—	HACH CF	Member of Board of Directors
2009	—	AMG	Member of Advisory Board
2009	—	Wessex Grain	Member of Board of Directors

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

Full name:  Michael O’Neil * (see ref. below)

Year of birth: 1945

Education:
higher

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
2001	—	OJSC Wimm-Bill-Dann Foods	Member of Board of Directors
2002	2008	EFES Breweries International	Member of Board of Directors
2003	—	Coca Cola Icecek (Turkey)	Member of Board of Directors
2009	—	Aradolu Etar Tarim	Member of Board of Directors

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

Full name: Marcus J. Rhodes

Year of birth: 1961

Education:
higher

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
2002	2008	Ernst & Young	Audit Partner
2008	—	OJSC Wimm-Bill-Dann Foods	Member of Board of Directors
2008	2009	Spartacus group	Director
2009	—	Cherkisovo group	Member of Board of Directors
2009	—	Rosinter group	Member of Board of Directors
2009	—	Tethys group	Member of Board of Directors
2009	—	Papa Johns	Member of Board of Directors

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

Full name: Linwood Tipton * (see ref. below)

Year of birth: 1934

Education:

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
2010	—	OJSC Wimm-Bill-Dann Foods	Member of Board of Directors
	—	The Tipton Group, Inc.	Executive Director

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

* As of the day of this report execution the member of the Board of Directors OJSC Wimm-Bill-Dann Foods was reelected.

5.2.2. The Issuer’s sole executive body

Full name: Tony Denis Maher

Year of birth: 1956

Education:
higher

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
2006	—	OJSC Wimm-Bill-Dann Foods	Chairman of Management Board

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

5.2.3. The Issuer’s collective executive body

Full name: Tony Denis Maher

Year of birth: 1956

Education:
higher

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
2006	—	OJSC Wimm-Bill-Dann Foods	Chairman of Management Board

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

Full name: Dmitriy Vladimirovich Ivanov

Year of birth: 1967

Education:
higher

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
2007	—	OJSC Wimm-Bill-Dann Foods	General Financial Director, Member of Management Board
2007	2010	OJSC Wimm-Bill-Dann Finance	General Director
2010	—	OJSC Bolsherechenskiy molochnyy kombinat	Member of Board of Directors
2010	—	OJSC Bishkeksut	Member of Board of Directors

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

Full name: Marina Gennadievna Kagan

Year of birth: 1968

Education:
higher

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
2004	—	OJSC Wimm-Bill-Dann Foods	Managing Director of Public Affairs and Investor Services , Member of Managing Board

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

Full name: Gennadiy Konstantinovich Kraynov

Year of birth: 1951

Education:
higher

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
2003	—	OJSC Wimm-Bill-Dann Foods	Director of Department of Information, Analysis and Control, Member of Management Board
2005	—	CJSC Gulkevichskiy maslozavod	Member of Board of Directors

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

Full name: Gary Sobel

Year of birth: 1967

Education:

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
2006	—	OJSC Wimm-Bill-Dann Foods	Director of Deprtment of Marketing and Innovations
2008	—	OJSC Wimm-Bill-Dann Foods	Member of Management Board
2009	—	OJSC Wimm-Bill-Dann Napitki	General Director

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

Full name: Silviu Popovici

Year of birth: 1968

Education:

higher

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
2006	—	OJSC Wimm-Bill-Dann Foods	Member of Management Board
2006	2007	CJSC Trade company Wimm-Bill-Dann	Executive Director
2006	2009	OJSC Wimm-Bill-Dann Napitki	Executive Director
2009	—	OJSC Wimm-Bill-Dann	General Director

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

Full name: Oleg Yegorovich Kuzmin

Year of birth: 1969

Education:

higher

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
2004	—	OJSC Tuymazinskiy molokozavod	Member of Board of Directors
2005	—	SCJSC Karasukskoe moloko	Member of Board of Directors
2006	2009	OJSC Wimm-Bill-Dann	General Director
2006	2008	OJSC Burynskiy zavod sukhogo moloka	Member of Advisory Board
2006	2008	OJSC Obninskiy molochnyy zavod	Member of Board of Directors
2008	—	OJSC Trud	Member of Board of Directors
2008	—	CJSC Niva	Member of Board of Directors
2008	—	LLC Atamanskoe	Member of Board of Directors
2008	—	OJSC Zavety Ilicha	Member of Board of Directors

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

5.3. Information on the size of remuneration, benefits and/or compensation of expenses with regard to each of the Issuer’s governing body

Information on the size of remuneration with regard to each governing body (except for the individual, who exercises the functions of the Issuer’s sole executive body). All types of remuneration, including wages, bonuses, commission charges, benefits and/or compensation of expenses, as well as other property representations, which were paid out by the Issuer for the past completed financial year:

Measuring unit: thousand rubles

Board of Directors

Remuneration	59,136
Wages
Bonuses
Commission charges
Benefits
Compensation of expenses	1,228
Other property representations
Other
TOTAL	60,364

Information on the existing agreements in respect of such payments in the current financial year:

-

The size of remuneration in respect of this body based on the results of work for the last completed financial year, which was defined (approved) by the Issuer’s authorized governing body, but was not actually paid as at the end of the reporting period: No such facts are available.

Collective executive body

Remuneration	90,916
Wages
Bonuses
Commission charges
Benefits
Compensation of expenses	1,662
Other property representations
Other
TOTAL	92,578

Information on the existing agreements in respect of such payments in the current financial year:

-

The size of remuneration in respect of this body based on the results of work for the last completed financial year, which was defined (approved) by the Issuer’s authorized governing body, but was not actually paid as at the end of the reporting period:

No such facts are available.

Additional information:

-

5.4. Information on the structure and competence of the bodies controlling the Issuer’s financial and economic operations

Full description of structure of the bodies controlling the Issuer’s financial and economic operations and their competencies in accordance with the Issuer’s Articles of association (constitutive documents):

Audit Commission

Auditor

Internal Audit Service

Audit Committee of the Board of Directors

In accordance with article 21 of the Issuer’s Articles of association the control over the Company’s financial and economic operations is carried out by the Audit Commission.

The Audit Commission is elected at the Company’s General shareholders meeting for the term of 1 (one) year, comprising at least 7 (seven) members. The shares owned by the Company’s Board of Directors members or by the persons holding offices in the Company’s governing bodies cannot participate in voting when electing the Company’s Audit Commission members.

The Audit Commission powers term starts from the moment of its election by the annual General shareholders meeting and lasts until the moment of election (reelection) of the new audit commission by the next annual General shareholders meeting.

The powers of all or certain members of the Company’s Audit Commission may be terminated early by a resolution of the Company’s General shareholders meeting on the basis of and in accordance with the procedure provided for by the Company’s internal documents.

If the Audit Commission members’ quantity becomes less than the half of the quantity provided for by the Company’s Articles of association, the Company’s Board of Directors shall convene an extraordinary General shareholders meeting for election of the new Audit Commission members. The remaining members of the Audit Commission perform their functions until the new Audit Commission is elected at the extraordinary General shareholders meeting. In case of early termination of the Audit Commission powers, the powers of the new Audit Commission shall be valid until the moment of election (reelection) of the Audit Commission by the next annual General shareholders meeting.

Both a shareholder as well as any other person proposed by shareholder can become a member of the Audit Commission. The Company’s Audit Commission members cannot simultaneously be the members of the Company’s Board of Directors, sole executive body, the members of the Management Board and Liquidation Commission.

Among its own members the Audit Commission elects the chairman and the secretary. The Company’s financial and economic operations inspection (audit) is carried out on the basis of the Company’s operating results for the reporting year.

The Company’s financial and economic operations inspection (audit) is carried out also at any other time upon the initiative of:

•                  the Company’s Audit Commission itself;

•                  the decision of the General shareholders meeting;

•                  the Company’s Board of Directors;

•                  the decision of the Management Board Chairman;

•                  upon the request of the Company’s shareholder (shareholders), having in aggregate at least 10% of the Company’s voting shares with regard to all questions of the General meeting competence as of the date of request.

•                  Upon the Company’s Audit Commission request, the persons holding offices in the Company’s governing bodies should present the documents on the Company’s financial and economic operations.

The Company’s Audit Commission is entitled to require the convocation of the extraordinary General shareholders meeting in accordance with the procedure provided for by the Company’s Articles of association.

Upon the results of the Company’s financial and economic operations inspection the Company’s Audit Commission draws up a conclusion (report), containing:

•                  confirmation of authenticity of information contained in the Company’s reports and other financial documents;

•                  information concerning violation of the procedure of records keeping and financial statements presentation established by the legal acts of the Russian Federation, as well as concerning violation of the legal acts of the Russian Federation when carrying out financial and economic operations.

Upon the General shareholders meeting decision remuneration may be paid and/or expenses compensation may be performed (if connected with performance of duties) to the Company’s Audit Commission members, performing their duties. The sizes of such remunerations and compensations are established by the General shareholders meeting decision.

The procedure of the Audit Commission operations in relation to other issues, not provided for by the given Articles of association, can be determined by the Company’s internal documents.

In accordance with Article 22 of the Issuer’s Articles of association the Company’s Auditor (individual or audit organization) carries out the Company’s financial and economic operations inspection in accordance with the legal acts of the Russian Federation on the basis of the contract entered into with such Auditor.

The Company’s Auditor is approved by the General shareholders meeting. The size of its/his remuneration is determined by the Board of Directors.

Upon the results of the Company’s financial and economic operations inspection the Auditor draws up a conclusion (report), containing:

•      confirmation of authenticity of information contained in the Company’s reports and other financial documents;

•      information concerning violation of the procedure of records keeping and financial statements presentation established by the legal acts of the Russian Federation, as well as concerning violation of the legal acts of the Russian Federation when carrying out financial and economic operations.

The Issuer also has the Audit Committee, consisting of 3 independent members elected from the Company’s Board of Directors.

The Audit Committee helps the Issuer’s Board of Directors in execution of its supervisory functions in the following areas:

•      the Issuer’s financial statements and their preparation processes;

•      the systems of internal accounting and financial control;

•      key risks monitoring;

•      the internal audit service and independent auditors operation;

•      the independent auditors qualification and independence;

•      the Issuer’s compliance with the ethics requirements;

•      compliance with the legislative and other regulatory documents requirements.

The Issuer created the Internal Audit Service

The period of work of the internal audit/internal control service and its key employees:

The internal control over the Issuer’s financial and economic operations is carried out by the Internal Audit Service established in 2003.

Key functions of the Internal Audit Service; accountability of the Internal Audit Service, interaction with the Issuer’s executive bodies and the Issuer’s Board of Directors (Supervisory Board):

The Internal Audit Service is the Issuer’s structural subdivision.

The Internal Audit Service is directed by the Head of the Internal Audit Service on the basis of undivided authority.

As at the end of the reporting period the Service, beside its head, had 7 employees with considerable audit experience. The Head of the Internal Audit Service is appointed and dismissed by the WBD Foods Management Board Chairman’s decision after preliminary coordination with the WBD Foods Board of Directors Chairman, the Audit Committee by the WBD Foods Board of Directors and the WBD Foods Chief financial officer.

The Head of the Internal Audit Service functionally reports to the Chief financial officer, administratively — to the WBD Foods Management Board Chairman and has free and independent access to the WBD Foods Board of Directors Chairman and other WBD Foods top management representatives.

The Internal Audit Service main functions:

I.	Analysis of the most substantial risks, risks management efficiency assessment.
II.	The current control system efficiency assessment and organization of work for its improvement.
III.	Analysis of the current corporate governance process and facilitation of its improvement.
IV.

Execution of individual internal audit tasks relating to certain risks, detection of mistakes, misstatements, nonobservance of procedures, other risk factors. Work on the special projects by the order of management, investigation of abuse cases from the side of the WBD Foods employees.

V.            Advising on the risks management, corporate governance process improvement and the internal control system efficiency improvement.

Accountability of the Internal Audit Service, interaction with the Issuer’s executive bodies and the Issuer’s Board of Directors (Supervisory Board):

The Head of the Internal Audit Service provides the Chief financial officer, the Management Board Chairman and the Board of Directors’ Audit Committee:

•      on an annual basis for consideration and approval with the Internal Audit Service operations plan (yearly Plan of inspections of the companies directly or indirectly controlled by the Issuer);

•      on a regular basis with the information on the operations plan fulfillment, on the considerable defects of the internal control systems, as well as the recommendations for their improvement (certificates on the substantial risks revealed in the course of inspections and on the internal control systems (ICS) defects);

•      on an annual basis with the report of the internal control systems reliability and efficiency assessment (the report must contain information on the substantial risks, control and corporate governance problems, conclusions, recommendations and operation plans, as well as other necessary information).

Interaction with the Issuer’s executive bodies.

Receives from the enterprises subdivisions:

•      the companies’ quarterly and annual accounting statements in the forms approved by the order of the Ministry of Finance of the Russian Federation, primary documentation; certificates on the products prime cost and cost of sales, etc.;

•      the companies’ monthly and quarterly statements in the forms elaborated by the Service; other information, upon separate request;

•      the subdivisions’ approved financial plans and budgets; their execution accounts;

•      ICS improvement action plan, report on its execution.

Prepares and forwards to the Group’s enterprises and subdivisions:

•      the recommendations for internal control system implementation at enterprises and subdivisions;

•      the methods of the ICS and separate control means primary assessment.

Interaction of the Issuer’s Internal Audit Service and the external auditor:

Interaction of the Issuer’s Internal Audit Service and the external auditor.

The Internal Audit Service receives reports from auditors upon the inspections results, their conclusions and recommendations in relation to separate questions, materials on the new laws and auditing standards.

Along with other subdivisions it takes part in elaboration of the action plan, supervises its execution and informs auditors on the results.

5.5. The Issuer’s financial and economic operations control bodies

Name of issuer’s financial and economical operations control body: Audit Commission

Full name: Yevgeniya Solomonovna Solntseva

Year of birth: 1948

Education:
higher

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
2001	2009	OJSC Wimm-Bill-Dann Foods	Manager of Department for Registration in Central Bank and Accounting of Shareholder’s Rights
2009	—	OJSC Wimm-Bill-Dann	Manager of Department for Registration in Central Bank and Accounting of Shareholder’s Rights

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

Full name: Irina Aleksandrovna Vershinina

Year of birth: 1956

Education:
higher

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
2007	2011	OJSC Wimm-Bill-Dann Foods	Manager of Communications Department of Board of Directors
2005	2006	OJSC Wimm-Bill-Dann Foods	Chief Manager of Board of Directors
2004	2005	OJSC Wimm-Bill-Dann Foods	Vice Director of Corporate Relations
2004	2004	OJSC Wimm-Bill-Dann Foods	Chief Corporate Relations Manager

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

Full name: Natalya Borisovna Volkova

Year of birth: 1977

Education:
higher

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
2005	2006	OJSC Wimm-Bill-Dann	Department of Internal Control Analyst
2006	2009	OJSC Wimm-Bill-Dann Foods	Chief Specialist of Department of Internal Control, Manager of Methodology Group
2009	—	OJSC Wimm-Bill-Dann Foods	Manager of Risk Management and compliance with SOX Department (Managing Company).
2009	—	OJSC Wimm-Bill-Dann	Director of Internal Audit and Control Department (Managing Company)

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

Full name: Natalya Nikolaevna Kolesnikova

Year of birth: 1973

Education:

higher

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
2003	2007	OJSC Wimm-Bill-Dann Foods	Vice Manager of Internal Audit Service
2007	2009	OJSC Wimm-Bill-Dann Foods	Senior Analyst in the same Service
2009	2010	OJSC Wimm-Bill-Dann	Chief Analyst of SOX Group
2010	—	OJSC Wimm-Bill-Dann	Chief Analyst of Internal Control and Compliance with SOX Department

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

Full name: Yekaterina Aleksandrovna Peregudova

Year of birth: 1979

Education:

higher

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
2007	2007	Trade company Wimm-Bill-Dann	Internal Control Specialist of Internal Control Department
2007	2008	OJSC Wimm-Bill-Dann Napitki	Internal Control Specialist of Internal Control Department
2008	2009	OJSC Wimm-Bill-Dann Foods	Senior Analyst of Internal Control Service
2009	2009	OJSC Wimm-Bill-Dann Foods	Chief Analyst of Risk Management and Compliance with SOX Department
2009	2010	OJSC Wimm-Bill-Dann	Chief Analyst of Risk Management and Compliance with SOX Department
2010	—	OJSC Wimm-Bill-Dann	Chief Analyst of Internal Control and Compliance with SOX Department

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

Full name: Natalya Leonidovna Polikarpova

Year of birth: 1974

Education:

higher

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
2009	—	OJSC Wimm-Bill-Dann	Vice Director of Legal department
2001	2009	OJSC Wimm-Bill-Dann Foods	Vice Director of Legal department

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

Full name: Tatyana Viktorovna Shavero

Year of birth: 1981

Education:

higher

All positions held by this person in issuer and other companies for the last 5 years and currently, including those on a part-time basis

Period
from	to	Company name	Position
2006	2011	OJSC Wimm-Bill-Dann Foods	Chief Manager of Communications Department Board of Directors
2005	2006	OJSC Wimm-Bill-Dann Foods	Corporate Relations Manager
2004	2005	CJSC TEK	Administrative Assistant

Does not have neither equity interest in issuer’s authorized capital nor ordinary shares

Number of issuer’s shares of each class (category) which a person may acquire by exercising issuer’s option rights owned by a person: issuer did not release any options

Person’s equity interest in issuer’s authorized (share) capital (share fund) of issuer’s subsidiary and dependent companies:

Person does not have any equity interest mentioned above

Family relations with other members of issuer’s governing bodies and/or issuer’s financial and economical operations control bodies:

No family relations mentioned above

Person’s record of administrative responsibility for law violation in finance, taxation and revenue, securities market, or criminal record for law violations in economy or for law violations against state authorities:

Person had not been brought to any type of responsibilities mentioned above

Positions in commercial companies’ governing bodies in the period when against the mentioned companies bankruptcy procedures were initiated and/or a bankruptcy procedure was executed, as required by the law of Russian Federation on insolvency (bankruptcy):

Person did not hold positions mentioned above

5.6. Information on remuneration, benefits and/or compensation of expenses for the Issuer’s financial and business operations control body

Information on the size of remuneration with regard to each financial and business operations control body. All types of remuneration, including wages, bonuses, commission charges, benefits and/or compensation of expenses, as well as other property representations, which were paid out by the Issuer for the past completed financial year:

Measuring unit: rubles

Name of the Issuer’s financial and business operations control body: Revision Commission

Remuneration
Wages
Bonuses
Commission charges
Benefits
Compensation of expenses
Other property representations
Other
TOTAL	0

Information on the existing agreements in respect of such payments in the current financial year:

Remuneration amount paid to the Issuer’s Audit Commission members for 2010 financial year was not approved by the general meeting of shareholders and, therefore, remuneration for executing functions of Audit Commission Members was not paid.

The size of remuneration in respect of this body based on the results of work for the last completed financial year, which was defined (approved) by the Issuer’s authorized governing body, but was not actually paid as at the end of the reporting period:

No such facts are available.

Name of the Issuer’s financial and business operations control body: Issuer’s Auditor LLC Ernst and Young

Remuneration
Wages
Bonuses
Commission charges
Benefits
Compensation of expenses
Other property representations
Other	42 609 326
TOTAL	42 609 326

Information on the existing agreements in respect of such payments in the current financial year:

Including audit in 2009 =19 330 826

The size of remuneration in respect of this body based on the results of work for the last completed financial year, which was defined (approved) by the Issuer’s authorized governing body, but was not actually paid as at the end of the reporting period:

No such facts are available.

Name of the Issuer’s financial and business operations control body: Issuer’s Auditor CJSC SV Audit

Remuneration
Wages
Bonuses
Commission charges
Benefits
Compensation of expenses
Other property representations
Other	690 555
TOTAL	690 555

Information on the existing agreements in respect of such payments in the current financial year:

Including audit in 2009 года = 690 555

The size of remuneration in respect of this body based on the results of work for the last completed financial year, which was defined (approved) by the Issuer’s authorized governing body, but was not actually paid as at the end of the reporting period:

No such facts are available.

5.7. Numbers and general information on educational background and lineup of the Issuer’s staff (employees), as well as on change in number of issuer’s staff (employees)

Measuring unit: rubles

Item name	2010	1 quarter of 2011
Full-equivalent employee number, persons	60	40
Issuer’s employees with higher professional education, %	89.7	92.5
Money spent on remuneration of labour	1 292 202	1 300 461
Money spent on social security	13 722	9 171
Total money spent	84 917 611	3 508 424

5.8. Information on any Issuer’s liabilities to its staff (employees) which concern a possibility of their participation in the authorized (joint-stock) capital (share fund) of the Issuer

The issuer is not liable to its staff (employees) with regard to a possibility of their participation in the authorized (joint-stock) capital (share fund) of the Issuer.

VI. Information on the Issuer’s members (shareholders) and the Issuer’s interested party transactions

6.1. Information on the total number of the Issuer’s shareholders (members)

Total number of persons registered in the Issuer’s shareholders register as at the date of the end of the last reporting quarter: 11

Total number of the Issuer’s nominal shareholders: 7

6.2. Information on the Issuer’s members (shareholders) holding at least 5 percent equity stake in the Issuer’s authorized (joint-stock) capital (share fund) or at least 5 percent of its ordinary shares; information on such entities’ members (shareholders) holding at least 20 percent equity stake in their authorized (joint-stock) capital (share fund) or at least 20 percent of their ordinary shares

The Issuer’s members (shareholders) holding at least 5 percent of its authorized (joint-stock) capital (share fund) or at least 5 percent of its ordinary shares:

Full company name: Deutsche Bank Trust Company Americas

Abbreviated company name: DBTCA

Location:

60 Wall Street, New York, 10005, USA

The entity’s equity interest in the Issuer’s authorized capital, %: 14.369

The Issuer’s ordinary shares held by the entity, %: 14.369

Entity’s members (shareholders) holding at least 20% equity interest in its authorized (joint-stock) capital (share fund) or at least 20% of its ordinary shares:

Information on the specified entities was not provided to the Issuer (is absent).

Nominal holder

Information on the nominal holder:

Full company name: Closed Joint-Stock Company “Depository Clearing Company”

Abbreviated company name: CJSC DCC

Location

31 Shabolovka, bld. B, Moscow 115162, Russia

TIN: 7710021150

PSRN:

Phone: (495) 956-0999

Fax: (495) 232-6804

E-mail: dcc@dcc.ru

Information on the securities market professional participant license:

Number: 177-06236-000100

Issued: 09.10.2002

Valid before:

Name of the body, which issued the license: FFMS of Russia

Number of the Issuer’s ordinary shares registered in the Issuer’s shareholders register in the name of the nominal holder: 2,251,232

Full company name: Pepsi Cola (Bermuda) Limited

Abbreviated company name: PepsiCo (Bermuda) Ltd.

Location

2 Church Street, Hamilton, HM 11, Bermudas

The entity’s equity interest in the Issuer’s authorized capital, %: 76.98

The Issuer’s ordinary shares held by the entity, %: 76.98

Entity’s members (shareholders) holding at least 20% equity interest in its authorized (joint-stock) capital (share fund) or at least 20% of its ordinary shares:

Full company name: PepsiCo Finance (Antilles B) N.V.

Abbreviated company name: PepsiCo Finance

Location

23 Piscadera Bay, Of. TM I, Curacao, 10577, Antilles B

TIN:

PSRN:

The entity’s share in the authorized capital of the Issuer’s shareholder (member), %: 100

The Issuer’s shareholder’s (member’s) ordinary shares held by this entity, %:

The entity’s equity interest in the Issuer’s authorized capital, %: 0

The Issuer’s ordinary shares held by the entity, %: 0

6.3. Information on the government or municipality’s equity stake in the Issuer’s authorized (joint-stock) capital (share fund), availability of special right (“golden share”)

Equity stake in the Issuer’s authorized capital owned by the government, %:

No such share

Equity stake in the Issuer’s authorized capital owned by the Russian Federation constituent entities, %:

No such share

Equity stake in the Issuer’s authorized capital owned by the municipality, %:

No such share

Availability of the special right of the Russian Federation, the Russian Federation constituent entities, municipalities to participate in the Issuer’s — a joint-stock company management (“golden share”), the special right (“golden share”) effective period:

The specified right is not provided for.

6.4. Information on restrictions for participation in the Issuer’s authorized (joint-stock) capital (share fund)

No restrictions for participation in the Issuer’s authorized (joint-stock) capital are available.

6.5. Information on changes in the body and the amount of participation of the Issuer’s shareholders (members) holding at least 5 percent of the Issuer’s authorized (joint-stock) capital (share fund) or at least 5 percent of the Issuer’s ordinary shares

The Issuer’s shareholders (members) bodies which were holding at least 5 percent of the Issuer’s authorized (joint-stock) capital, and for the issuers, which are joint-stock companies, at least 5 percent of the Issuer’s ordinary shares as well, determined as at the date of the list of entities/persons, which were entitled to participation in each general shareholders (members) meeting of the Issuer held for the 5 past completed financial years prior to the date of the reporting quarter end or for each completed financial year prior to the date of the reporting quarter end, if the Issuer carries out its activity for less than 5 years, as well as for the last quarter according to the list of entities/persons, which were entitled to participation in each of such meetings.

Date of drawing up the list of entities/persons entitled to participation in the Issuer’s general shareholders (members) meeting: 08.05.2009

List of members (shareholders)

Full company name: Deutsche Bank Trust Company Americas

Abbreviated company name: DBTCA

The person’s equity interest in the Issuer’s authorized capital, %: 39.99

Issuer’s ordinary share fraction held by person, %: 39.99

Full name: Mikhail Vladimirovich Dubinin

The person’s equity interest in the Issuer’s authorized capital, %: 4.71

The Issuer’s ordinary shares held by the person, %: 4.71

Full name: Sergey Arkadyevich Plastinin

The person’s equity interest in the Issuer’s authorized capital, %: 5.11

The Issuer’s ordinary shares held by the person, %: 5.11

Full name: Gavril Abramovich Yushvaev

The person’s equity interest in the Issuer’s authorized capital, %: 19.61

The Issuer’s ordinary shares held by the person, %: 19.61

Full name: David Yakobashvili

The person’s equity interest in the Issuer’s authorized capital, %: 10.5

The Issuer’s ordinary shares held by the person, %: 10.5

Date of drafting a list of persons eligible for participating in general meeting of issuer’s members (shareholders): 12.05.2008

List of members (shareholders)

Full company name: Deutsche Bank Trust Company Americas

Abbreviated company name: DBTCA

The person’s equity interest in the Issuer’s authorized capital, %: 39.99

The Issuer’s ordinary shares held by the person, %: 39.99

Full name: Mikhail Vladimirovich Dubinin

The person’s equity interest in the Issuer’s authorized capital, %: 4.71

The Issuer’s ordinary shares held by the person, %: 4.71

Full name: Sergey Arkadyevich Plastinin

The person’s equity interest in the Issuer’s authorized capital, %: 5.45

The Issuer’s ordinary shares held by the person, %: 5.45

Full name: Gavril Abramovich Yushvaev

The person’s equity interest in the Issuer’s authorized capital, %: 19.61

The Issuer’s ordinary shares held by the person, %: 19.61

Full name: David Yakobashvili

The person’s equity interest in the Issuer’s authorized capital, %: 10.36

The Issuer’s ordinary shares held by the person, %: 10.36

Date of drafting a list of persons eligible for participating in general meeting of issuer’s members (shareholders): 15.05.2007

List of members (shareholders)

Full company name: Deutsche Bank Trust Company Americas

Abbreviated company name: DBTCA

The person’s equity interest in the Issuer’s authorized capital, %: 39.99

The Issuer’s ordinary shares held by the person, %: 39.99

Full name: Mikhail Vladimirovich Dubinin

The person’s equity interest in the Issuer’s authorized capital, %: 4.11

The Issuer’s ordinary shares held by the person, %: 4.11

Full name: Sergey Arkadyevich Plastinin

The person’s equity interest in the Issuer’s authorized capital, %: 5.68

The Issuer’s ordinary shares held by the person, %: 5.68

Full name: Gavril Abramovich Yushvaev

The person’s equity interest in the Issuer’s authorized capital, %: 17.13

The Issuer’s ordinary shares held by the person, %: 17.13

Full name: David Yakobashvili

The person’s equity interest in the Issuer’s authorized capital, %: 8.35

The Issuer’s ordinary shares held by the person, %: 8.35

Date of drafting a list of persons eligible for participating in general meeting of issuer’s members (shareholders):  23.10.2006

List of members (shareholders)

Full company name: Deutsche Bank Trust Company Americas

Abbreviated company name: DBTCA

The person’s equity interest in the Issuer’s authorized capital, %: 39.99

The Issuer’s ordinary shares held by the person, %: 39.99

Full name: Mikhail Vladimirovich Dubinin

The person’s equity interest in the Issuer’s authorized capital, %: 5.71

The Issuer’s ordinary shares held by the person, %: 5.71

Full name: Sergey Arkadyevich Plastinin

The person’s equity interest in the Issuer’s authorized capital, %: 9.3

The Issuer’s ordinary shares held by the person, %: 9.3

Full name: Gavril Abramovich Yushvaev

The person’s equity interest in the Issuer’s authorized capital, %: 19.45

The Issuer’s ordinary shares held by the person, %: 19.45

Full name: David Yakobashvili

The person’s equity interest in the Issuer’s authorized capital, %: 10.12

The Issuer’s ordinary shares held by the person, %: 10.12

Date of drafting a list of persons eligible for participating in general meeting of issuer’s members (shareholders): 17.07.2006

List of members (shareholders)

Full company name: Deutsche Bank Trust Company Americas

Abbreviated company name: DBTCA

The person’s equity interest in the Issuer’s authorized capital, %: 39.99

The Issuer’s ordinary shares held by the person, %: 39.99

Full name: Mikhail Vladimirovich Dubinin

The person’s equity interest in the Issuer’s authorized capital, %: 5.71

The Issuer’s ordinary shares held by the person, %: 5.71

Full name: Sergey Arkadyevich Plastinin

The person’s equity interest in the Issuer’s authorized capital, %: 9.3

The Issuer’s ordinary shares held by the person, %: 9.3

Full name: Gavril Abramovich Yushvaev

The person’s equity interest in the Issuer’s authorized capital, %: 17.13

The Issuer’s ordinary shares held by the person, %: 17.13

Full name: David Yakobashvili

The person’s equity interest in the Issuer’s authorized capital, %: 8.33

The Issuer’s ordinary shares held by the person, %: 8.33

Date of drafting a list of persons eligible for participating in general meeting of issuer’s members (shareholders): 15.05.2006

List of members (shareholders)

Full company name: Deutsche Bank Trust Company Americas

Abbreviated company name: DBTCA

The person’s equity interest in the Issuer’s authorized capital, %: 39.99

The Issuer’s ordinary shares held by the person, %: 39.99

Full name: Mikhail Vladimirovich Dubinin

The person’s equity interest in the Issuer’s authorized capital, %: 5.71

The Issuer’s ordinary shares held by the person, %: 5.71

Full name: Sergey Arkadyevich Plastinin

The person’s equity interest in the Issuer’s authorized capital, %: 9.3

The Issuer’s ordinary shares held by the person, %: 9.3

Full name: Gavril Abramovich Yushvaev

The person’s equity interest in the Issuer’s authorized capital, %: 17.13

The Issuer’s ordinary shares held by the person, %: 17.13

Full name: David Yakobashvili

The person’s equity interest in the Issuer’s authorized capital, %: 8.33

The Issuer’s ordinary shares held by the person, %: 8.33

Date of drafting a list of persons eligible for participating in general meeting of issuer’s members (shareholders): 26.03.2010

List of members (shareholders)

Full company name: Deutsche Bank Trust Company Americas

Abbreviated company name: DBTCA

The person’s equity interest in the Issuer’s authorized capital, %: 39.39

The Issuer’s ordinary shares held by the person, %: 39.39

Full name: Mikhail Vladimirovich Dubinin

The person’s equity interest in the Issuer’s authorized capital, %: 4.71

The Issuer’s ordinary shares held by the person, %: 4.71

Full name: Gavril Abramovich Yushvaev

The person’s equity interest in the Issuer’s authorized capital, %: 19.61

The Issuer’s ordinary shares held by the person, %: 19.61

Full name: David Yakobashvili

The person’s equity interest in the Issuer’s authorized capital, %: 10.5

The Issuer’s ordinary shares held by the person, %: 10.5

Date of drafting a list of persons eligible for participating in general meeting of issuer’s members (shareholders): 20.08.2010

List of members (shareholders)

Full company name: Deutsche Bank Trust Company Americas

Abbreviated company name: DBTCA

The person’s equity interest in the Issuer’s authorized capital, %: 39.39

The Issuer’s ordinary shares held by the person, %: 39.39

Full name: Gavril Abramovich Yushvaev

The person’s equity interest in the Issuer’s authorized capital, %: 19.61

The Issuer’s ordinary shares held by the person, %: 19.61

Full name: David Yakobashvili

The person’s equity interest in the Issuer’s authorized capital, %: 10.5

The Issuer’s ordinary shares held by the person, %: 10.5

Full company name: Limited Liability Company Wimm-Bill-Dann Finance

Abbreviated company name: LLC WBD Finance

The person’s equity interest in the Issuer’s authorized capital, %: 5.77

The Issuer’s ordinary shares held by the person, %: 5.77

6.6. The Issuer’s interested party transactions

No such transactions were performed

6.7. Accounts receiveable

For 2010

Measuring unit: rubles

Term of payment
Kind of accounts receivable	Up to 1 year	Over 1 year
Accounts receivable: debts for buyers and customers	8 938 549
including overdue		x
Accounts receivable: bills receivable	0
including overdue		x
Accounts receivable: debts for participants (founders) in investments in authorized capital	0
including overdue		x
Accounts receivable: advance payments made	187 016
including overdue		x
Other accounts receivable	661 584
including overdue		x
Total	9 787 149
including overdue		x

Debtors having at least 10% of the total amount of accounts receivable for the reporting period

As to the end of the reporting quarter

Measuring unit: thousand rubles

Term of payment
Kind of accounts receivable	Up to 1 year	Over 1 year
Accounts receivable: debts for buyers and customers	9 092 147
including overdue		x
Accounts receivable: bills receivable	0
including overdue		x
Accounts receivable: debts for participants (founders) in investments in authorized capital	0
including overdue		x
Accounts receivable: advance payments made	253 434
including overdue		x
Other accounts receivable	623 762
including overdue		x
Total	9 969 343
including overdue		x

Debtors having at least 10% of the total amount of accounts receivable for the reporting period - NO

VII. The Issuer’s accounting reports and other financial information

7.1. The Issuer’s yearly accounting reports

For the purposes of the present section the term Issuer or WBD means  Wimm-Bill-Dann Foods OJSC solely.

2010

Balance sheet
for

		Codes
	Form No 1 acc. to OKUD	0710001
	Date
Organization: Open Joint-Stock Company Wimm-Bill-Dann Foods	acc. to OKPO	57024227
Taxpayer identification number	INN	7709342399
Kind of activity	acc. to OKVED	01.12.1
Organizational and legal status / kind of ownership: open joint-stock company	acc. to OKOPF/OKFS
Measuring unit: thousand rubles	acc. to OKEI	384
Location (address): 16/15 Yauzskiy bulvar, of. 306, , Moscow 109028, Russia

ASSETS	Line code	As to the beginning of the reporting year	As to the end of the reporting year
1	2	3	4
I. FIXED ASSETS
Intangible assets	110	39 226	33 463
Fixed assets	120	181 469	47 066
Incomplete construction	130	230 354	35 458
Income-bearing investments into tangible assets	135
Long-term financial investments	140	11 847 794	26 746 486
other long-term financial investments	145	150 899	376 673
Deferred tax assets	148
Other fixed assets	150		501280
TOTAL in section I	190	12 449 742	27 740 426
II. CURRENT ASSETS
Stocks	210	69 609	324139
raw materials, consumables and other similar values	211	9 176	1 585
animals breeded and fattened	212
work-in-process costs (circulating costs)	213
ready products and goods for resale	214
shipped goods	215	5 852
deferred expenses	216	54 581	322,343
other stocks and expenses	217
Value-added tax on values acquired	220	45 316	31 023
Accounts receivable (with repayments expected after 12 months following the accounting date)	230
buyers and customers (62, 76, 82)	231
Accounts receivable (with repayments expected within 12 months following the accounting date)	240	7 790 470	9 787 149
buyers and customers (62, 76, 82)	241	7 097 096	8 938 549
Short-term financial investments (56,58,82)	250	5 116 411	1 539 546
loans granted to organizations for a term within 12 months	251
own shares purchased from shareholders	252
other short-term financial investments	253
Financial resources	260	2 533 648	24 355
Other current assets	270	32
TOTAL Section II	290	15 555 486	11 706 212
BALANCE (sum of lines 190+290)	300	28 005 228	39 446 638

LIABILITIES	Line code	As to the beginning of the reporting year	As to the end of the reporting year
1	2	3	4
III. Capital and reserves
Authorized capital	410	880 000	88 000
Own shares purchased from shareholders	411
Added capital	420	4 958 622	4 958 662
Reserve capital	430	44 000	44 000
reserve funds formed in accordance with the legislation	431
reserve funds formed in accordance with foundation documents	432	44 000	44 000
Retained earnings (uncovered loss)	470	4 939 524	4 647 211
TOTAL Section III	490	10 822 146	10 529 833
IV. LONG-TERM LIABILITIES
Loans and credits	510	7 561 050	25 739 712
Deferred tax liabilities	515	40 368	189 815
Other long-term liabilities	520
TOTAL Section IV	590	7 601 418	25 929 527
V. SHORT-TERM LIABILITIES
Loans and credits	610	6 957 425	873 123
Creditor indebtedness	620	2 459 946	1 991 154
suppliers and contractors	621	2 292 004	1 759 772
indebtedness to personnel	622	28 884	14 568
indebtedness to the state off-budget funds	623	730	182
indebtedness in payment of taxes and charges	624	15 868	135 518
other creditors	625	122 460	81 114
Indebtedness to members (founders) in income payments	630
Income of future periods	640	150 885	111 503
Provisions for forthcoming expenses and payments	650	13 408	11 498
Other short-term liabilities	660
TOTAL Section V	690	9 581 664	2 987 278
BALANCE (sum of lines 490 + 590 + 690)	700	28 005 228	39 446 638

CERTIFICATE OF VALUES AVAILABLE
WHICH ARE INCLUDED TO THE OFF-BALANCE ACCOUNTS

Item name	Line code	As to the beginning of the reporting year	As to the end of the reporting year
1	2	3	4
Fixed assets rented	910	323 110	319 232
including leasing	911
Goods and materials accepted for custody	920	1 517	967
Goods accepted for commission	930
Indebtedness of insolvent debtors written off to losses	940	4 290	12 102
Securities received for obligations and payments	950	5 100	5 100
Securities given for obligations and payments	960	807 821	373 979
Housing stock depreciation	970
Land improvement facilities and other similar facilities depreciation	980
Intangible assets received for use	990
Leased Fixed assets	1010	1 304	1 304
Unclaimed creditor’s Indebtedness which was written off	1020	22	565

Profit and loss statement
for

		Codes
	Form No 2 acc. to OKUD	0710002
	Date
Organization: Open Joint-Stock Company Wimm-Bill-Dann Foods	acc. to OKPO	57024227
Taxpayer identification number	INN	7709342399
Kind of activity	acc. to OKVED	01.12.1
Organizational and legal status / kind of ownership: open joint-stock company	acc. to OKOPF/OKFS
Measuring unit: thousand rubles	acc. to OKEI	384
Location (address): 16/15 Yauzskiy bulvar, of. 306, , Moscow 109028, Russia

Item name	Line code	For the reporting term	For the same period of the previous year
1	2	3	4
Income and expenditure on normal operation
Net proceeds from sale of goods, products, work, services (less value-added tax, excise duty and similar obligatory payments)	010	2 700 716	25 199 299
Cost value of goods, products, work, services sold	020	-665 698	-19 365 132
Gross profit	029	2 035 018	5 834 167
Commercial costs	030	-99 644	-2 503 372
Management costs	040	-1 119 632	-917 739
Profit (loss) from sales	050	815 742	2 413 056
Income and expenditure
Interest receivable	060	595 158	580 075
Interest payable	070	-1 479 296	-921 563
Income from participation in other entities	080	1 475 789	1 264 775
Other income	090	4 857 491	7 519 719
Other expenditure	100	-5 314 733	-8 165 311
Non-operating income	120
Non-operating expenditure	130
Pretax profit (loss)	140	950 151	2 690 751
Deferred tax assets	141	230 496	50 189
Deferred tax liabilities	142	-154 170	-1 258
Current profit tax	150		-355 786
Net profit (loss)of the period under review	190	1 027 687	2 368 608
REFERENCE:
Permanent tax liabilities (assets)	200	-265 768	-191 236
Basic earnings (loss) per share	210	23	54
Diluted earnings (loss) per share	220	23	54

	Line	For the reporting term		For the same period of the previous year
Item name	code	profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and forfeits — accepted or to be charged following the (arbitration) court judgments	310	3	322	472	7 283
Profit (loss) of previous years	320	0	0	47 950	301 200
Reimbursement of losses inflicted due to failure to meet the obligations or improper compliance with the commitments	330	185	179	714	365
Rate differences in operations in foreign currency	340	4 207 438	4 181 225	4 705 354	4 767 246
Reduction in cost value of inventories	350
Writing off payables and receivables with expired period of limitation	360	721	752	1 001	13 100

Statement of change in capital
for

		Codes
	Form No 3 acc. to OKUD	0710003
	Date
Organization: Open Joint-Stock Company Wimm-Bill-Dann Foods	acc. to OKPO	57024227
Taxpayer identification number	INN	7709342399
Kind of activity	acc. to OKVED	01.12.1
Organizational and legal status / kind of ownership: open joint-stock company	acc. to OKOPF/OKFS
Measuring unit: thousand rubles	acc. to OKEI	384
Location (address): 16/15 Yauzskiy bulvar, of. 306, , Moscow 109028, Russia

I. Change in capital

Item name	Line code	Authorized capital	Added capital	Reserve capital	Retained earnings (uncovered loss)	Total
1	2	3	4	5	6	7
Balance as to December 31 of the year before previous	010	880 000	4 958 622	44 000	2 719 167	8 601 789
Changes in accounting policy	020
Revaluation of fixed assets	030
Balance as to January 1 of the previous year	050	880 000	4 958 622	44 000	2 719 167	8 601 789
Revaluation of foreign currencies	055
Net profit	060	0	0	0	2 368 608	2 368 608
Dividends	065
Reserve contribution	067
Increase in capital:
for account of additional issue of shares	070
for account of increase of asset value per share	075
for account of reorganization of legal entity	080
Reduction of capital:
for account of reduction of shares nominal value	085

for account of decrease in the number of shares	086
for account of reorganization of legal entity	087
Balance as to December 31 of the previous year	090	880 000	4 958 622	44 000	5 087 775	10 970 397
Changes in accounting policy	092
Result of revaluation of fixed assets	094	0	0	0	148 251	148 251
Balance as to January 1 of the reporting year	100	880 000	4 958 622	44 000	4 939 524	10 822 146
Result of revaluation of foreign currencies	102
Net profit	106	0	0	0	1 027 687	1 027 687
Dividends	108	0	0	0	-1 320 000	-1 320 000
Reserve contribution	110
Increase in capital:
for account of additional issue of shares	121
for account of increase of asset value per share	122
for account of reorganization of legal entity	123
I. Changes in capital
Reduction of capital:
for account of reduction of shares nominal value	131
for account of decrease in the number of shares	132
for account of reorganization of legal entity	133
Balance as to December 31 of the reporting year	140	880 000	4 958 622	44 000	4 647 211	10 529 833

II. Reserves

Item name	Line code	Balance as to the beginning of the reporting year	Received in the reporting year	Spent (used) in the reporting year	Balance as to the end of the reporting year
1	2	3	4	5	6
Reserves formed in accordance with legislation:

previous year
reporting year
Reserves formed in accordance with foundation documents:

previous year	44 000	0	0	44 000	44 000
reporting year	44 000	0	0	44 000	44 000
Valuation reserves

previous year
reporting year

Certificates

Item name	Code	Balance as to the beginning of the reporting year		Balance as to the end of the reporting year
1	2	3		4
1) Net equity	200	10 973 031		10 641 336

		From budget		From off-budget funds
		for the reporting year	for the previous year	for the reporting year	for the reporting year
		3	4	5	6
2) Received for:
normal operations cost - total including:	210

capital investments in fixed assets including:	220

Statement of cash flow
for

		Codes
	Form № 4 acc. to OKUD	0710004
	Date
Organization: Open Joint-Stock Company Wimm-Bill-Dann Foods	acc. to OKPO	57024227
Taxpayer identification number	INN	7709342399
Kind of activity	acc. to OKVED	01.12.1
Organizational and legal status / kind of ownership: open joint-stock company	acc. to OKOPF/OKFS
Measuring unit: thousand rubles	acc. to OKEI	384
Location (address): 16/15 Yauzskiy bulvar, of. 306, , Moscow 109028, Russia

Item name	Line code	For the reporting term	For the same period of the previous year
1	2	3	4
Cash balance as to the beginning of the reporting year	010	2 533 648	3 137 337
Cash flows from current activity
Cash income received from customers, clients	020	1 964 163	25 415 649
Other income	050	22 033 255	20 748 369
Cash used for:		-39 854 387	-56 207 179
payment of goods, works, services, raw material and other current assets purchased	150	-6 128 038	-27 371 734
labour remuneration	160	-1 292 202	-1 190 031
payment of dividends, interest	170	-1 366 107	227 162
payment of taxes and charges	180	-522 522	-1 419 475
other payments
Net cash from current activities
Cash flows from investment activities		-7 589 183	-2 240 200
Income from the sale of fixed assets and other non-current assets	210	55 557	132 152
Income from the sale of securities and other financial investments	220
Dividends received	230	1 470 445	1 276 000
Interest received	240	291 830	853 570
Income from the repayment of loans provided to other entities	250	5 567 265	3 535 660
Purchase of subsidiary entities	280
Purchase of fixed assets, income-bearing investments in tangible assets and intangible assets	290	-7 035	-84 640
Purchase of securities and other financial investments	300	-27 047 067	-22 711 167
Loans provided to other entities	310	-7 832 163	-1 147 159

Net cash from investment activities	340	-11 891 559	-1 446 358
Cash flows from financing activities
Income from issue of shares and other securities	350
Income from loans and credits provided by other entities	360	27 149 976	3 406 496
Repayment of loans and credits (net of interest)	390	-10 176 957	-6 509
Repayment of financial lease obligations	400
Net cash from financing activities	410	16 973 019	3 399 987
Net increase (decrease) in cash and cash equivalents	420	-2 507 723	-286 571
Balance of cash as to the end of the reporting period	430	24 355	2 533 648
Effect of changes in the exchange rate of foreign currency to the ruble		-1 570	-317 118

Schedule to Balance sheet
for

		Codes
	Form № 5 acc. to OKUD	0710005
	Date
Organization: Open Joint-Stock Company Wimm-Bill-Dann Foods	acc. to OKPO	57024227
Taxpayer identification number	INN	7709342399
Kind of activity	acc. to OKVED	01.12.1
Organizational and legal status / kind of ownership: open joint-stock company	acc. to OKOPF/OKFS
Measuring unit: thousand rubles	acc. to OKEI	384
Location (address): 16/15 Yauzskiy bulvar, of. 306, , Moscow 109028, Russia

Intangible assets

Item name	Line code	Objects available as to the beginning of the reporting year	Entered	Written- off	Objects available at the end of the reporting term
1	2	3	4	5	6
Intellectual property (exclusive intellectual property rights)	010	63 031	1 641	-1 368	63 304
including:
of a patent owner for invention, design invention, useful midel	011	299	40	0	339
of a patent owner for ibm programs, databases	012	28 613	0	0	28 613
of a rightholder for topography of integral circuits	013	0	0	0	0
of an owner for a trademark and service mark, name of place of origin of a commodity	014	34 119	1 601	-1 368	34 352
of a patentholder for selection patent	015	0	0	0	0
Organizational costs		0	0	0	0
Company’s business reputation		0	0	0	0
Other	040	12 995	1 240	-4 004	10 231
Total	041	76 026	2 881	-5 372	73 535

Item name	Line code	As to the beginning of the reporting year	As to the end of the reporting term
1	2	3	4
Depreciation of intangible assets	050	36 800	40 072
including
Trademarks	051	12 145	15 885
software, SQL	052	17 289	19 149
others	053	7 366	5 038

Fixed assets

Item name	Line code	Objects available as to the beginning of the reporting year	Entered	Written- off	Objects available at the end of the reporting term
1	2	3	4	5	6
Buildings	110	8 475	0	0	8 475
Costructions and transfer mechanisms	111	0	0	0	0
Plant and machinery	112	305 227	683	-206 509	99 401
Transport facillities	113	23 967	0	-3 486	20 481
Production equipment and household implements	114	15 107	471	-1 901	13 677
Workstock	115
Productive livestock	116
Perennial plantations	117
Other types of fixed assets	118
Property and environmental facility	119	129	0	0	129
Capital investment in land reclamation	120
Total	130	352 905	1 154	-211 896	142 163

Item name	Line code	As to the beginning of the reporting year	As to the end of the reporting term
1	2	3	4
Depreciation of fixed assets — total	140	171 436	95 097
including:
buildings and constructions	141	0	0
machinery, equipment, transport facilities	142	162 026	85 600
other	143	9 410	9 497
Objects of fixed assets transferred for lease - total	150	81 078	18 234
including:
Buildings	151	0	0
Constructions	152	0	0

Objects of fixed assets laid by	155	8 475	8 475
Objects of fixed assets taken on lease - total	160	323 110	319 232
including:
Real estate objects accepted for operation and in a state registration process	165
REFERENCE
revaluation of objects of fixed assets	170	0	0
initial (replacement) cost	171
depreciation	172
Change in cost of objects of fixed assets as a result of further construction, equipping, reconstruction, partial liquidation	180	856	1 304

Income investment in tangible assets

Item name	Line code	Objects available as to the beginning of the reporting year	Entered	Written- off	Objects available at the end of the reporting term
1	2	3	4	5	6
Property for leasing	210	0	0	0	0
Property provided under leasing agreement	220	0	0	0	0
Other	230	0	0	0	0
Total	240	0	0	0	0
Depreciation of income investments in tangible assets	250	0	0	0	0

Expenses for scientific and research, development and engineering works

Type of work	Line code	Objects available as to the beginning of the reporting year	Entered	Written- off	Objects available at the end of the reporting term
1	2	3	4	5	6
Total	310	0	0	0	0

Item name	Line code	As to the beginning of the reporting year	As to the end of the reporting term
1	2	3	4
REFERENCE. Total expenses for scientific and research, development and engineering works in progress	320	0	0

Item name	Line code	For the reporting term	For the same period of the previous year
1	2	3	4
Total expenses for scientific and research, development and engineering works with negative results and accounted for to non-operating expenses	330	0	0

Expenses for development of natural resources

Type of work	Line code	Balance as of the beginning of the reporting year	Entered	Written- off	Balance as of the end of the reporting year
1	2	3	4	5	6
Expenses for development of natural resources - total	410	0	0	0	0

Item name	Line code	As to the beginning of the reporting year	As to the end of the reporting term
1	2	3	4
Total expenses for areas of subsurface resources where deposit exploration and evaluation, prospecting and (or) hydrogeological surveying and similar works has not been completed	420	0	0
Amount of expenses for development of natural resources accounted for to non-operating expenses as unproductive expenses	430	0	0

Financial investments

		Long-term		Short-term
Item name	Line code	as to the beginning of the reporting year	as to the end of the reporting term	as to the beginning of the reporting year	as to the end of the reporting term
1	2	3	4	5	6
Investments to authorized (share) capital stocks of other entities - total	510	416 180	13 657 738	0	0
including subsidiary and dependent business entities	511	416 180	13 657 738	0	0
State and municipal securities	515	0	0	0	0
Securities of other entities - total	520	10 497	10 517	0	0

		924	154
Including debt securities (bonds, bills)		0	0	0	0
Other loans granted	525	762 273	2 400 177	892 441	1 535 112
Deposits	530	0	0	4 219 536	0
Other	535	171 417	171 417	4 434	4 434
Total	540	11 847 794	26 746 486	5 116 411	1 539 546
Financial investments which have current market value:		0	0	0	0
Contributions to authorized (share) capital of other entities - total		0	0	0	0
including subsidiary and dependent business entities		0	0	0	0
State and municipal securities		0	0	0	0
Securities of other entities - total		0	0	0	0
including debt securities (bonds, bills of exchange)		0	0	0	0
Other		0	0	0	0
Total		0	0	0	0
REFERENCE		0	0	0	0
For financial investments the difference between its current market value and previous estimation	580	0	0	0	0
For debt securities the difference between their original cost and nominal value is associated with financial result of the reporting term	590	0	0	0	0

Accounts receivable and Creditor indebtedness

Item name	Line code	Balance as to the beginning of reporting year	Balance as to the end of reporting term
1	2	3	4
Accounts receivable:
short-term - total	611	7 790 470	9 787 149
including:
settlements with clients and customers	612	7 097 096	8 938 549
advances paid	613	240 047	187 016
other accounts receivable	614	453 327	661 584
long-term - total	620	0	0
including:
settlements with clients and customers	621
advance payments issued	622
other	623
Total	630	7 790 470	9 787 149
Creditor indebtedness:

short-term - total	641	9 417 371	2 864 277
including:
settlements with suppliers and contractors	642	2 292 004	1 759 772
advances received	643	52 306	33 972
settlements on tax and charges	644	15 868	135 518
creditor indebtedness of the stuff	645	28 884	14 568
Creditor indebtedness of the state out of budget funds	646	730	182
credits	647	22 203	250 587
loans	648	6 935 222	622 536
other Creditor indebtedness	649	70 154	47 142
long-term - total	650	7 561 050	25 739 712
including:
credits	661	7 561 050	0
loans	662	0	25 739 712
TOTAL		16 978 421	28 603 989

Expenses on normal operation (classified by types of expenditure)

Item name	Line code	For the reporting year	For the previous year
1	2	3	4
Material costs	710	671 592	19 416 446
Costs of labour remuneration	720	630 711	1 031 095
Assignments for social needs	730	8 622	162 790
Depreciation	740	44 419	143 237
Other costs	750	529 630	2 032 675
Total by types of expenditure	760	1 884 974	22 786 243
Change in balances (increase [+], decrease [–]):
Work-in-progress	760	0
deferred expenses	766	267,762	-27 117
deferred reserves	767	202 165	-96 331

Provisions

Item name	Line code	Balance as to the beginning of reporting year	Balance as to the end of reporting term
1	2	3	4
Received - total	810	5 100	5 100
including:
bills	811
Pledged property	820	0	0
among it:
objects of fixed assets	821
securities and other financial investments	822
other	823
Issued - total	830	807 821	807 821
including:

bills	831
Property granted for pledge	840	0	0
among it:
objects of fixed assets
securities and other financial investments
other

Independent auditor’s report

Translation of the original Russian version

To the shareholders and Management of Wimm-Bill-Dann OJSC

Details of the audited entity

Name: Wimm-Bill-Dann Open Joint Stock Company

Address: Russia 109028, Moscow, Yauzsky blvd, 16/15, office 306

Information about the State Register of Legal Entities Concerning a Legal Entity (number and date of the certificate) PSRN 1037700236738 date of record  February 19, 2003  (Series 77 № 007091542)

Details of the auditor

Name: Ernst & Young LLC

Main State Registration Number 1027739707203.

Address: Russia 115035, Moscow, Sadovnicheskaya naberezhnaya, 77, building 1.

Ernst & Young LLC is a member of Non Profit partnership “Russian Audit Chamber” (“NP APR”).  Ernst & Young LLC is registered in the register of auditors and audit organizations of NP APR, number 3028, and also included in the control copy of the register of auditors and audit organizations, main registration number 10201017420.

We have audited the accompanying financial statements of Wimm-Bill-Dann OJSC which consist of the balance sheet as at 31 December 2010, statement of income, statement of changes in equity, statement of cash flows for 2010, other appendices to the balance sheet and income statement and explanatory notes.

Audited entity’s responsibility for the financial statements

The management of Wimm-Bill-Dann OJSC is responsible for the preparation and fair presentation of these financial statements in accordance with rules on the preparation of financial statements established in the Russian Federation and for the internal control system relevant to the preparation of financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on the fairness of these statements based on our audit.

We conducted our audit in accordance with the federal standards on auditing and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. Audit procedures selection depends on our judgment based on the assessment of the risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control system relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control system. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Wimm-Bill-Dann OJSC as at 31 December 2010, its financial performance and its cash flows for 2010 in accordance with rules on the preparation of financial statements established in the Russian Federation.

Other Matters

The audit of the Wimm-Bill-Dann OJSC financial statements for the 2009 financial year was conducted by another auditor who issued a report with nonmodified opinion dated March 25, 2010.

The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Russian Federation. Accordingly, the accompanying financial statements are not designed for those who are not informed about accounting principles, procedures and practices in the Russian Federation.

S.E. Sarnatskaya

Director

Ernst & Young LLC

April 29, 2011

7.2. The Issuer’s quarterly accounting reports for the last completed accounting quarter

Balance sheet
for April 30, 2011

Code
Form № 1 acc. to OKUD	0710001

	Date	30.06.2010
Organization: Open Joint-Stock Company Wimm-Bill-Dann Foods	acc. to OKPO	57024227
Taxpayer identification number	INN	7709342399
Kind of activity	acc. to OKVED	01.12.1
Organizational and legal status / kind of ownership: open joint-stock company	acc. to OKOPF/OKFS
Measuring unit: thousand rubles	acc. to OKEI	384
Location (address): 16/15 Yauzskiy bulvar, of. 306, , Moscow 109028, Russia

ASSETS	Line code	As to the beginning of the reporting year	As to the end of the reporting term
1	2	3	4
I. FIXED ASSETS
Intangible assets	110	33 463	37 605
Fixed assets	120	47 066	29 467
Incomplete construction	130	35 458	37 412
Income-bearing investments into tangible assets	135	0	0
Long-term financial investments	140	26 746 486	27 096 661
Other long-term financial investments	145
Deferred tax assets	148	376 673	650 333
Other non-circulating assets	150	0	0
ИТОГО по разделу I	190	27 239 146	27 851 478
II. CURRENT ASSETS
Stocks	210	825 419	712 813
raw materials, consumables and other similar values	211	1 585	1 414
Animals breeded and fattened	212	0	0
work-in-process costs (circulating costs)	213	0	0
ready products and goods for resale	214	211	126
shipped goods	215	0	0
deferred expenses	216	823 623	711 273
other stocks and expenses	217	0	0
Value-added tax on values acquired	220	31 023	27 181
Accounts receivable (with repayments expected after 12 months following the accounting date)	230	0	0
Buyers and customers (62, 76, 82)	231	0	0
Accounts receivable (with repayments expected within 12 months following the accounting date)	240	9 787 149	9 969 343
Buyers and customers (62, 76, 82)	241	8 938 549	9 092 147
Short-term financial investments (56,58,82)	250	1 539 546	1 587 190
Loans granted to organizations for a term within 12 months	251	24 355	76 073
Own shares purchased from shareholders	252	0	0
Other short-term financial investments	253
Financial resources	260	12 207 492	12 372 600
Other current assets	270
TOTAL Section II	290
BALANCE (sum of lines 190+290)	300	39 446 638	40 224 078

LIABILITIES	Line code	As to the beginning of the reporting year	As to the end of the reporting term
1	2	3	4
III. CAPITAL AND RESERVES
Authorized capital	410	880 000	880 000
Own shares purchased from shareholders	411	0	0
Added capital	420	4 958 622	4 958 622
Reserve capital	430	44 000	44 000
reserve funds formed in accordance with the legislation	431
reserve funds formed in accordance with foundation documents	432	44 000	44 000
retained earnings (uncovered loss)	470	4 647 211	3 529 333
TOTAL Section III	490	10 529 833	9 411 955
IV. LONG-TERM LIABILITIES
Loans and credits	510	25 739 712	25 739 712
Deferred tax liabilities	515	189 815	190 069
Other long-term liabilities	520	0	0
TOTAL Section IV	590	25 929 527	25 929 781
V. SHORT-TERM LIABILITIES
Loans and credits	610	873 123	3 245 273
Creditor indebtedness	620	1 991 154	1 483 231
suppliers and contractors	621	1 759 772	1 310 557
indebtedness to personnel	622	14 568	13 409
indebtedness to the state off-budget funds	623	182	821
indebtedness in payment of taxes and charges	624	135 518	109 590
other creditors	625	81 114	48 854
Indebtedness to participants (founders) in income payments	630	0	0
Income of future periods	640	111 503	110 438
Provisions for forthcoming expenses and payments	650	11 408	43 400
Other short-term liabilities	660	0	0
TOTAL Section V	690	2 987 278	4 882 342
BALANCE (sum of lines 490 + 590 + 690)	700	39 446 638	40 224 078

CERTIFICATE OF VALUES AVAILABLE
WHICH ARE INCLUDED TO THE OFF-BALANCE ACCOUNTS

Item name	Line code	As to the beginning of the reporting year	As to the end of the reporting term
1	2	3	4
Fixed assets rented	910	319 232	302 840
including leasing	911	0	0
Goods and materials accepted for custody	920	967	654
Goods accepted for commission	930	0	0
Indebtedness of insolvent debtors written off to losses	940	12 102	16 143
Securities received for obligations and payments	950	5 100	5 100
Securities given for obligations and payments	960	373 979	378 873
Housing stock depreciation	970	0	0
Land improvement facilities and other similar facilities depreciation	980
Intangible assets received for use	990
Leased fixed assets	1010	1 304	1 304
Unclaimed creditors indebtedness which was written off	1020	565	910

Profit and loss statement
for 3 months of 2011

		Codes
	Form № 2 acc. to OKUD	0710002
	Date	30.06.2010
Organization: Open Joint-Stock Company Wimm-Bill-Dann Foods	acc. to OKPO	57024227
Taxpayer identification number	INN	7709342399
Kind of activity	acc. to OKVED	01.12.1
Organizational and legal status / kind of ownership: open joint-stock company	acc. to OKOPF/OKFS
Measuring unit: thousand rubles	acc. to OKEI	384
Location (address): 16/15 Yauzskiy bulvar, of. 306, , Moscow 109028, Russia

Item name	Line code	For the reporting term	For the same period of the previous year
1	2	3	4
Income and expenditure on normal operation
Net proceeds from sale of goods, products, work, services (less value-added tax, excise duty and similar obligatory payments)	010	833 532	654 866
Cost value of goods, products, work, services sold	020	-102 921	-210 738
Gross profit	029	730 611	444 128
Commercial costs	030	-9 273	-31 053
Management costs	040	-1 687 529	-162 026
Profit (loss) from sales	050	-966 191	251 049
Income and expenditure
Interest receivable	060	140 258	99 453
Interest payable	070	-522 087	-242 527
Income from participation in other entities	080	0	0
Other income	090	40 320	544 641
Other expenditure	100	-83 477	-497 170
Non-operating income	120
Non-operating expenditure	130
Pretax profit (loss)	140	-1 391 177	155 446
Deferred tax assets	141	273 037	3 603
Deferred tax liabilities	142	-254	452
Current profit tax	150	623	-43 469
Net profit (loss)of the period under review	190	-106	11
REFERENCE:		-1 117 877	116 043
Permanent tax liabilities (assets)	200
Basic earnings (loss) per share	210	5 511	8 324
Diluted earnings (loss) per share	220	-25	3

	Line	As to the beginning of the reporting year		As to the end of the reporting year
Item name	code	profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and forfeits — accepted or to be charged following the (arbitration) court judgments	310	0	20	0	96
Profit (loss) of previous years	320	195	7	11 211	24 224
Reimbursement of losses inflicted due to failure to meet the obligations or improper compliance with the commitments	330	0	57	14	35
Rate differences in operations in foreign currency	340	9 969	23 485	472 882	384 697
Reduction in cost value of inventories	350	0	0	0	0
Writing off payables and receivables with expired period of limitation	360	1 138	1 427	586	1 623

7.3. The Issuer’s consolidated accounting reports for the last completed financial year

Shall not be indicated in this reporting quarter

7.4. Information on the Issuer’s accounting policy

Appendix No. 1 to Order No. 66 of December 31, 2010

Accounting Policy for the Accounting Purposes for 2011

This accounting policy shall be put into force from January 2011.

1. General Provisions

1.             Accounting records of OJSC Wimm-Bill-Dann Foods shall be kept in accordance with the regulatory documents, which establish methodological principles and the procedure of organization and keeping accounting records:

•             Federal Law No. 129-FZ “On Accounting” of 21.11.96,

•             Provision on keeping of accounting records and accounting statements in the Russian Federation No. 34n of 29.07.1998,

•             The Chart of Accounts of accounting of companies’ economic activity, approved by Order of the Ministry of Finance No. 94n of 31.10.2000, accounting standards,

•             other regulatory documents and guidelines and accounting materials with the following changes and amendments thereto taken into account.

2.             Accounting of property, liabilities and economic transactions shall be kept based on natural measures in monetary terms by means of complete, uninterrupted, documental and interrelated recognition thereof.

3.             Accounting objectives shall be as follows:

•             forming of a full and reliable information on economic processes and results of the company’s activity;

•             ensuring of control over property stock and flow, use of money, labor and financial resources;

•             timely prevention of negative events in economic activity;

•             reveal and mobilization of intercompany reserves.

4.             The company’s accounting policy has been developed in accordance with the requirements, made to accounting records:

•    completeness,

•    reliability,

•    timeliness,

•    carefulness

•    substance over form,

•    consistency,

•    rationality.

As well as based on the following assumptions:

•    separate entity assumption,

•    accrual principle assumption,

•    accounting continuity assumption.

5.             Head of the company shall take responsibility for accounting organization.

6.             Chief Accountant of the company shall ensure posting of all economic transactions to bookkeeping accounts and carry out control over compliance thereof with the legislation of the RF.

7.             Chief Accountant or a person, authorized by the Order of the Head of the company, shall together with the company’s Head sign documents, on the basis of which economic transactions on material assets, monetary assets, calculated-credit and financial obligations flow were carried out.

8.             Chief Accountant of the company shall have no right to accept documents on transactions, which are in conflict with the legislation or violate contractual and financial discipline (duties instructions of accounting department’s employees), for execution.

2. Organizational and Technical Section

1.                                       The company’s accounting shall be kept by the accounting department, being an independent structural subdivision, headed by the Chief Accountant. When employees of the accounting department carry out their activity, they are guided by accounting regulatory documents, Accounting Standard, as well as duties instructions of accounting department’s employees.

2.                                       The company has economically autonomous structural subdivisions. Economically autonomous structural subdivisions shall include:

•                  territorially autonomous subdivisions,

•                  representative offices, acting based on the By-Laws of the Representative Office, approved by the decision of the Board of Directors of the company;

•                  branches, acting based on the Branch Regulations, developed by the Head Office and approved by the company’s Head. Branches are assigned to a separate balance sheet.

Accounting of economic transactions, carried out by branches, representative offices and autonomous structural subdivisions shall be kept in accordance with the unified accounting policy.

3.                                       The company shall make consolidated statements based on the data of branches, representative offices and the Head Office.

Economically autonomous structural subdivisions collect information on economic transactions, carried out directly at structural subdivisions; primary processing of such information shall also be carried out there in accordance with the procedure, established herein. Accounting data, submitted by structural subdivisions, shall be included in the unified accounting system of the company and are an integral part thereof.

Property of autonomous structural subdivisions shall consist of fixed and current assets, as well as other assets, assigned or transferred thereto by the Company; their cost shall be recognized at corresponding accounting registers and the balance sheet of the Company. The property transferred or assigned to an autonomous structural subdivision shall be Company’s property based on the applicable effective legislation of the RF.

Property, material assets transfer transactions and transactions on settlements between the Head Office and branches shall be posted to Account 79 “Intra-Organizational Settlements” with opening of corresponding sub-accounts.

Primary accounting documents, executed by branches, shall be kept by branches and submitted to the Head Office on demand.

The Head Office and each branch shall register documents, including those, subject to mandatory registration, separately. The Head Office and each branch shall keep parallel numeration of documents, journals.

4.                                       The company shall generate external and internal accounting statements. Annual accounting statements shall include:

1.               balance sheet;

2.               profit and loss statement;

3.               attachments to the balance sheet;

4.               auditor’s report, confirming reliability of accounting statements;

5.               explanatory notes.

Interim accounting statements shall include the balance sheet and the profit and loss statements.

3. Selected Accounting Methods

1.             The company shall keep accounting records with application of the computer equipment based on accounting software (IS Liasoft) in accordance with the working Chart of Accounts (Appendix No. 1). Accounting registers shall be kept on machine-readable media to the extent, provided for by accounting software.

2.             The company’s accounting shall be carried out based on primary accounting documents. Unified forms, approved by the State Statistics Service, shall serve as primary accounting documents. Besides, the company shall use primary accounting documents forms, developed by the company itself (Appendix No. 3), approved by local regulatory documents and containing necessary details:

title of a document (form);

date of execution;

name of the company, on behalf of which the document was executed;

transaction description;

transaction measures (in kind and monetary terms);

names of officials, responsible for performance of a transaction and correct execution thereof;

personal signatures and clarifications.

3.             Any corrections of errors in primary documents and accounting registers shall be approved by signatures of the persons who had signed the document, with the correction date specified. No corrections can be made to cash and banking documents.

4.             Primary documents, accounting registers, accounting statements shall be stored in accordance with the established procedure and terms. The Chief Accountant shall be responsible for ensuring safety thereof during work and timely submission thereof to the archive.

4. Assessment of Property, Liabilities and Economic Transactions

1.             Assessment of property, liabilities and economic transactions shall be carried out in monetary terms by summing up of actually incurred expenses.

2.             The Company shall assess property, liabilities and economic transactions in the currency of the Russian Federation - Rubles.

3.             Accounting records on currency accounts of the company and foreign currency transactions shall be made in the currency of the Russian Federation in amounts determined by foreign currency conversion at the rate of the Central Bank of the Russian Federation, effective at the transaction date. The records specified shall be made in the currency of settlements and payment at the same time. When preparing accounting statements value of assets and liabilities shall be converted in Rubles at the rate of the Central Bank of the Russian Federation as of the reporting date.

5. Inventory

1.             To ensure reliability of accounting records and statements data, the company takes inventory of property and liabilities, aimed at documentary evidence of availability, condition and value thereof. Inventories shall be carried out in accordance with Order of the Ministry of Finance of the RF No. 49 “On Approval of Guidelines on Inventory of Property and Financial Liabilities” of 13.06.95.

2.             Number of inventories during the reporting year, dates of fulfillment thereof, the list of property and liabilities, checked during each of inventory, shall be established by the order of the company.

Inventory must be carried out in the following cases:

•                                                           prior to preparation of annual accounting statements, except for the property, inventory of which was taken on or after October 01 of the reporting year. Inventory of fixed assets shall be taken at least once in three years.

•                                                           upon changing of accountable persons (as of the day of transfer and acceptance of affairs);

•                                                           upon revealing of a theft or abuse, as well as assets damage;

•                                                           fire or natural disasters;

•                                                           other cases, provided for by the legislation of the Russian Federation.

The inventory results shall be executed in the form of a protocol, signed by the commission members and approved by the Head of the company.

3.             Any discrepancies of actual property stock with the accounting data, revealed during inventory taking and other inspections, shall be regulated in the following manner:

•                                   property surplus shall be entered in records at the fair value as of the inventory date and corresponding amount posted to financial results; property deficiency and normal spoilage shall be posted to production or circulation costs (expenses), abnormal spoilage — at the expense of persons at fault. If no persons at fault are identified, or the court refused to recover damage at their expense, then losses from property deficiency or spoilage shall be written off to financial results;

•                                   Setting-off of surpluses and deficiencies resulted from misgrading shall be allowed by the order of the company’s Head for the same period for the same accountable person with regard to the material assets of the same kind.

Discrepancies revealed during inventory taking shall be posted to the month, when inventory was completed.

Regulations for Assessment of Lines of Accounting Statements.

6. Investments in Fixed Assets

1.             Capital investments shall include expenses for construction and assembly works, purchase of equipment, tools, supplies, other capital works and expenses, expenses for creation and/or acquisition of intangible assets. Capital investments shall be recognized in the balance sheet based on actual expenses.

2.             Capital construction objects, which are in temporary operation, shall not be included in fixed assets until putting them into constant operation. Expenses for such objects shall be recognized in accounting records and accounting statements as incomplete capital investments.

3.             Fixed assets, not operated in practice, not requiring assembly and ready to operation, shall be entered in accounting records as fixed assets in stock as of the acquisition date.

7. Financial Investments

1.             Financial investments shall include securities, including debt securities, contributions to authorized capitals of other organizations, loans granted to other organizations at the territory of the Russian Federation and outside thereof, deposits in credit institutions, accounts receivable, acquired based on the assignment of right of demand, etc.

2.             In accounting statements financial investments shall be presented divided into short-term (repayment term up to a year) and long-term (repayment term over one year) based on the circulation (repayment) term.

Long-term financial investment with the repayment term less than 365 days shall be entered in separate Subaccount 58.03 “Long-Term Financial Investments (Short-Term Part)”.

3.             Financial investments shall be accounted in accordance with PBU (Russian Accounting Standards) 19/02, approved by Order of the Ministry of Finance No. 126n of 10.12.2002 (with changes and amendments made thereto). Financial investments shall be accounted at separate Subaccounts of Account 58.

4.             The unit of securities accounting shall be the series of a security.

5.             Interest accrued on debt securities and loans granted shall be posted to Debit of Account 76-03.

6.             Financial investments, the fair value of which can be determined, shall be recognized in the accounting statements as of the end of the reporting period at the fair value by adjustment assessment thereof as of the previous reporting date. The company shall carry out such adjustment every month. The stock exchange price as of the last date of the reporting period shall be the fair value of financial investments.

The difference between the assessment of financial investments at the fair value as of the reporting date and the last assessment of financial investments shall be posted to financial results included in operational income or loss.

7.             In case of disposal of financial assets, their value shall be determined by method of valuation on the basis of the value of a unit.

8.             Steady significant reduction of cost of financial investments, the fair value of which cannot be determined, shall be recognized as impairment. The company shall form a reserve for financial investments’ impairment at the amount of the difference between the book value and estimated cost of such financial investments at the expense of financial results included in other expenses.

In accounting statements the cost of such financial investments shall be entered based on the book value less the reserve for impairment thereof.

The reserve created shall be posted to Account 59 “Reserve for Impairment of Financial Investments”.

Reserve formation shall be accounted in the following entries:

Debit 91 Credit 59 — the reserve for financial investments formed.

Debit 59 Credit 91 — the reserve previously formed written off.

The check for financial investments’ impairment shall be carried out at least once a year as of December 31 of the reporting year, if there are any signs of impairment. The company shall have the right to carry out the check specified as of the reporting dates of interim accounting statements.

The result of the check for impairment shall be approved by the order of the Head.

8. Fixed Assets

1.             When assets are entered in accounting records as fixed assets, simultaneous fulfillment of the following conditions is required:

designated for their use in products manufacture, during performance of works or rendition of services, for management needs of the company or for provision thereof by the company into temporary possession or use for a fee;

designated for a long-term use (service life) thereof exceeding 12 month or an average operating cycle, unless it is less than 12 months;

the company does not plan to resell such assets in the future;

assets are capable of gaining economic benefits (income) to the company in the future.

2.             Land plots, natural facilities (water, mineral resources and other natural resources), capital investments in fundamental improvement of land shall be also recognized as fixed assets.

3.             Fixed assets, designated only for company’s provision thereof into temporary possession and use or temporary use for the purpose of income gain, shall be reflected in accounting records and accounting statements as interest-bearing investments in material assets.

4.             Fittings shall be entered into records as separate objects of fixed assets. Fittings, not compensated for by the lessor, shall be also reflected as a separate object, with their service lives determined based on the lease term left.

5.             Assets, with regard to which the conditions set forth in Clause 1 Section 8 of this Accounting Policy, are fulfilled, with the cost not exceeding 40,000 Rubles per unit, shall be reflected in accounting records and accounting statements in stock. In order to ensure security of such objects during production and/or operation, the company shall control their flow.

6.             The company’s fixed assets shall be accounted in accordance with PBU 6/01 “Accounting of Fixed Assets” approved by Order of the Ministry of Finance of the RF No. 26n of 30.03.2001 (with changes and amendments thereto), Guidelines on fixed assets accounting approved by Order of the Ministry of Finance of the RF No. 91n of 13.10.2003, and other regulatory acts. An inventory item shall be an accounting unit of fixed assets.

7.             Fixed assets shall be entered into records at their original cost. The original cost shall be the amount of actual expenses for acquisition, construction and production thereof, except value added tax and other recoverable taxes (unless otherwise is stipulated by the legislation of the Russian Federation). Actual expenses for acquisition, construction and production of fixed assets shall include:

sums paid under the contract to the supplier (seller) and sums paid for object’s delivery and bringing it to the state, suitable for the use;

sums paid by companies for performance of works under the construction contract or other contracts;

sums paid by companies for informational and consultation services related to fixed assets acquisition;

customs duties and customs charges

non-recoverable taxes, state duty, paid with regard to acquisition of an object of fixed assets;

remuneration paid to an intermediary organization, which assisted in acquisition of an object of fixed assets;

other expenses, directly related to acquisition, construction and production of an object of fixed assets. In particular, interest accrued on borrowings prior to recognition of an object of fixed assets in accounting records, provided those were attracted for such object’s acquisition, construction or production.

Actual expenses for acquisition, construction or production of fixed assets shall not include general economic and other similar expenses, except, when those are directly related to acquisition, construction or production of fixed assets.

8.             The original cost of fixed assets brought as a contribution to the company’s authorized capital shall be monetary assessment thereof, approved by the company’s founders (shareholders), unless otherwise is stipulated in the legislation of the Russian Federation.

9.             The original cost of fixed assets, obtained under contracts, providing for execution (payment) of obligations with non-monetary assets, shall be the cost of assets, transferred or to be transferred by the company. The cost of values, transferred or to be transferred by the company shall be established based on the price, on the basis of which the company usually determines the cost of similar assets under comparable circumstances.

10.           The original cost of fixed assets received under the deed of gift (free of charge) shall be the fair value of fixed assets as of the date of accepting thereof as investments in non-current assets at Account 08.

11.           An object of capital investments, the purchase cost of which is expressed in foreign currency or standard units, shall be assessed in Rubles by means of translation of the amount in foreign currency or standard units at the rate of the Central Bank of the RF, effective as of the date of foreign transaction, or the rate under the contract, correspondingly. The date of transaction shall in this case be the date of recognition of expenses, generating the original cost of capital investments, namely the date of transfer of seller’s ownership of the object to the company and recognition thereof at Account 08 “Investments in Non-Current Assets”.

In case of a change of a currency rate as of the date of accounting of the property specified at Account 01 “Fixed Assets”, its cost shall not be translated.

12.           Capital investments in perennial plantings, fundamental improvement of land shall be included in fixed assets every year at the amount of expenses, spent for areas, reflected in the reporting year, irrespectively of the date of completion of the whole complex of works.

13.           The cost of fixed assets, at which they were entered in accounting records, shall not be changed, unless otherwise is stipulated by the legislation of the Russian Federation.

The original cost of fixed assets can be changed in case of further construction, further equipping, reconstruction, modernization, partial liquidation of an object of fixed assets and reevaluation.

14.           The company shall not reevaluate groups of similar objects of fixed assets.

15.           The cost of fixed assets of the company shall be amortized by accrual of depreciation. The company shall apply the direct method of depreciation. For accrual of depreciation the rates, calculated based on useful life, shall be applied. Fixed assets’ useful lives shall be established based on Order of the Company’s Head, which states useful life for each code of objects of fixed assets under All-Russian Classifier of Fixed Assets (OKOF) in accordance with depreciation groups, established by Resolution of the Government of the RF No. 1 of 01.01.2002.

Depreciation rate for fixed assets objects, put into operation before 01.01.2004, shall be established based on Resolution of the Government No. 1072.

16.           In accounting records the amount of depreciation accrued on fixed assets objects shall be posted to debit of cost accounts in correspondence with the credit of the depreciation account.

Depreciation accrued on leased fixed assets shall be posted to the credit of depreciation account (Acc.02) in correspondence with the debit of Account 20-06.

17.           Useful lives of purchased used fixed assets objects shall be the difference between the useful life established by the Order of the Head for new objects and the term of actual operation by previous owners.

If the term of actual operation of a given fixed asset of previous owners equals to or exceeds the useful life thereof, established by the Order of the company’s Head, the company shall determine the useful life of such fixed asset by itself with the account of safety requirements and other factors.

18.           In accordance with the applicable law depreciation shall not be accrued on:

fixed assets objects, consumer characteristics of which do not change over time (land plots; natural resources; objects classified as museum objects, museum collections, etc.);

fixed assets objects, conserved in a duly manner;

conserved objects, used for implementation of the legislation of the RF on mobilization preparation and mobilization.

Depreciation on housing objects, external improvements and perennial plants, productive livestock, not reached productive age, recognized as fixed assets before 01/01/2006, shall be accrued at the end of the reporting year at the established depreciation rates. Flow of amounts of depreciation on the objects specified shall be posted to a separate off-balance account.

Depreciation on the same objects, recognized in accounting records after 01/01/2006, shall be accrued in the generally established manner.

Depreciation on housing objects, recognized as interest-bearing investments in material assets, shall be accrued in the generally established manner.

19.           During the term of use of an object of fixed assets, depreciation shall be accrued without interruption, except when it is conserved for the term of over three months by the decision of the company’s Head, and during object’s restoration exceeding 12 months.

After reconstruction, re-equipping or modernization has been completed, relevant expenses can increase the original cost of such object, if original indicators are improved as a result of modernization; in the month following the month, when the cost was increased, depreciation shall be accrued based on the replacement value of an object.

20.           Depreciation accrual on fixed assets objects shall begin from the first day of the month, following the month, when such object was entered into accounting records, and continue until full depreciation of such object’s cost or writing of such object off accounting records. Deprecation accrual shall end on the first day of the month, following the month, when the cost of such object was fully depreciated or this object was written off accounting records, or conserved.

21.           Expenses for all types of repair (routine, average, full) of fixed production assets shall be included in the self-cost of products under corresponding lines of expenses, with no repair fund generated.

22.           Depreciation on property objects, under which capital investments have been finished, necessary primary accounting transfer and acceptance documents executed, documents submitted for state registration and operated in practice, shall be accrued in the generally established manner starting on the first day of the month following the month, when the object was put into operation. When such objects are entered in accounting records as fixed assets, the whole sum of depreciation accrued shall be re-evaluated after state registration has been finished.

23.           In case of purchase of personal computers, a processor and a screen shall be separate Measuring units.

24.           Purchase books, brochures, periodicals shall be accounted as stock and charged to production expenses (sale expenses) as those are put into operation.

9. Intangible Assets

1.                                       Intangible assets shall be accounted in accordance with Accounting Standard RAS 14/2007 approved by Order of the Ministry of Finance of the RF No. 153n of 27.12.2007.

Intangible assets shall include assets, complying with the following requirements:

absence of material substance (physical) form,

possible identification (separation, segregation) of an object among/from other assets,

ability to gain economic benefits in the future, in particular, use of products in manufacturing, during performance of works or services rendition or management needs of the company,

long-term use (i.e. useful life exceeds 12 months),

correct calculation of actual (original) cost of an object,

availability of the right to receive economic benefits in the future, including availability of duly executed documents, confirming existence of an asset itself and the company’s right to the result of the intellectual activity or individualization mean - patents, certificates, other protection documents, contract on alienation of exclusive right without contract, etc. and if there are any restrictions to third parties’ access to such economic gains;

Subject to fulfillment of requirements, listed in Clause 1 Section 9, intangible assets shall include:

inventions, useful models;

selection achievements;

trade secrets (know-how);

computer programs, data bases;

trademarks, service brands;

business reputation of the company, generated due to acquisition of a company as a property complex (in full or a part thereof).

Intangible assets shall not include: expenses related to formation of an entity (organizational expenses); intellectual and business personnel’s characteristics, their qualification and ability to work.

2.                                       Intangible assets shall be recognized in accounting records and statements in the sum of actual expenses for acquisition, creation, production and provision of conditions for the asset use for the purposes envisaged.

Original cost of intangible assets, received as a contribution to the authorized capital, shall be recognized based on the monetary evaluation thereof, approved by the founders (shareholders) of the company, unless otherwise is stipulated in the legislation of the Russian Federation.

The cost of intangible assets, they were recognized in accounting records at, shall not be changed, unless otherwise is stipulated in the legislation of the RF.

3.                                       The company shall use the direct method of depreciation of intangible assets based on the original cost of intangible assets and depreciation rates, calculated based on such object’s useful life.

4.                                       The company shall establish useful lives of intangible assets when entering an object in accounting records.

5.                                       Intangible assets, service lives of which cannot be established, shall be recognized as intangible assets with indefinite useful lives. For such assets availability of factors, certifying that the useful life of a given asset cannot be reliably identified, are analyzed on an annual basis. If such factors seize to exist, the useful life and the method of depreciation thereof shall be established. Adjustments, arising due to this fact, shall be reflected in accounting records and accounting statements as of the beginning of the reporting year as changes to estimated values.

10. Acquisition, Storage and Accounting of Stock and their Writing-Off.

1.                                       Accounting of stock shall be carried out based on Accounting Standard “Accounting of Stock” RAS 5/01, approved by Order of the Ministry of Finance of the RF No. 44n, of 09.06.2001 (with changes and amendments thereto).

Stock shall include:

raw materials and supplies, used in production, designated for sale, used for management needs;

finished goods (accounting of finished goods release, see Clause 13);

goods;

packing materials.

2.                                       Production stock and packing materials shall be reflected in accounting records and statements at actual cost.

3.                                       Special subaccounts shall be used for recognition of various stock groups. The list of stock posted to corresponding accounts, is contained in Appendix No. 2 to this accounting policy.

4.                                       Actual cost shall be calculated based on expenses for acquisition thereof:

sums, paid to the seller under the contract without value added tax and other recoverable taxes taken into account;

sums payable to organizations for information and consultation services, related to acquisition of stock;

customs duties;

expenses for preparation and delivery of production stock at the place of use thereof, including insurance expenses;

remuneration, payable to an intermediary organization, which assisted in acquisition of stock;

non-recoverable taxes, paid with regard to acquisition of stock;

expenses for bringing of stock to the state, suitable for the purposes envisaged;

other expenses, directly related to acquisition.

General economic and other similar expenses shall not be included in actual expenses for stock acquisition, unless such expenses are directly related to acquisition thereof.

5.                                       Self-cost of stock and products shall also include expenses for acquisition of package, related to acquisition of such stock and products. If the cost of package, accepted from suppliers together with stock and products, is included in their price, then, when necessary from the aggregate amount of expenses, the cost of package shall be excluded based on the value of potential use thereof.

6.                                       Actual cost of stock, received under contracts, providing for fulfillment of obligations (payment) with non-monetary assets, shall be the cost of assets, transferred or to be transferred by the company. The cost of assets, transferred or to be transferred by the company shall be established based on the price, on the basis of which the company usually determines the cost of similar assets. If it is impossible to determine such cost, then the cost of received stock shall be determined based on the price of acquisition of similar stock.

7.                                       No changes can be made to actual self-cost of stocks, they were entered in accounting records at, unless otherwise is stipulated by the legislation of the Russian Federation.

8.                                       Actual cost of stock in case of writing off, sale or other disposal, shall be established at an average self-cost of a unit of each type, to be determined for each type of stock as a result of division of the total self-cost of stock type by the number thereof, formed of self-cost and the number as of the beginning of the month correspondingly and stock received as of the date of writing-off or disposal. Average self-cost shall be determined for each stock type with the account of all analytical data on material resources accounts.

9.                                       The person, appointed by the Head of the company, shall be responsible for accounting of fuel, oil and lubricants. The accountable person shall each month submit to the accounting department a report on fuel, oil and lubricants consumption, made based on drivers’ trip tickets.

10.                                 The cost of fuel, oil and lubricants consumed shall be charged to the self-cost of products, works, services at the rates, approved by the Head of the company.

11.                                 When materials are sold or otherwise disposed (writing-off, etc.), the cost thereof shall be charged to debit of Account 91 “Other Income and Expenses” from credit of Account 10 “Stock”.

12.                                 Goods, the company purchased for re-sale, shall be assessed at their acquisition cost. Expenses for delivery of goods from the company’s warehouses from suppliers shall not be included in the original cost of goods and shall be charged to Debit of Account 44 as Sale expenses.

13.                                 The company’s finished goods shall be posted to Account 43-01 “Finished Goods at Warehouses” in the following manner:

finished goods shall be charged to debit of Account 43-01 “Finished Goods at Warehouses” from credit of Account 40-01 “Release of Goods Made of Own Raw Materials” at target prices within one month;

actual self-cost of goods shall be generated at debit of Account 40-01 “Release of Goods Made of Own Raw Materials” at the end of the reporting period.

14.                                 At Account 40-01 target prices deviations from actual self-cost of goods shall be recognized. The amount of deviations shall be charged to those accounts of accounting records, to which finished goods were charged, and distributed proportionally to the cost of finished goods at the standard cost. Economy (standard self-cost exceeding over actual self-cost) shall be charged by red-ink entry, and over-expenditure (actual self-cost exceeding over standard self-cost) — by an additional entry. The amount of deviations, falling on the goods sold, shall be posted to Account 90 “Sales”.

15.                                 Account 40 shall be closed every month and have no balance as of the reporting date. Deviations, falling on the remainder of finished goods as of the end of the month, shall be posted to separate subaccounts.

16.                                 Reusable package, shipped to customers, shall be reflected in accounting records by entry Debit 45 Credit 10-04 at the actual acquisition cost. The deposit received for reusable package shall be reflected by entry Debit 62-01 Credit 62-04 at deposit cost. When the customer returns package, it shall be posted to Account 10-04 from Account 45. Being depreciated, collapsed package shall be included in expenses.

11. Specifics of Workwear and Special Rigging

For a more rational accounting of such property, all workwear and special rigging shall be divided in three groups:

with the service life equal to or less than 12 months, irrespectively of the cost.

Such objects shall be posted to Accounts 10-07-03, 10-07-04, 10-07-05 and 10-07-06, similarly to stock, at one stock number in the amount more than one piece.

The cost of workwear with service lives less than 12 months shall be posted to production costs at the moment of transfer thereof to an employee (into operation) at the amount and quantity.

Transfer of workwear and special rigging in use shall be reflected in accounting records by entry Debit 10-07-04 “Workwear in Use” Credit of Account 10-07-03 “Workwear at Warehouse” and Debit 10-07-06 “Special Rigging in Use” Credit of Account 10-07-05 “Special Rigging at Warehouse”. Simultaneously, the cost of workwear and special rigging shall be charged to expenses Debit of expense accounts Credit of Account 10-07-04 “Workwear in Use” and 10-07-06 “Special Rigging in Use” in accounting records. Such workwear objects shall not be left on the balance of accounting records.

with the service life exceeding 12 months with cost less than 40,000 Rubles.

Such workwear items shall be posted to Account 10 similarly to fixed assets; an individual stock number shall be assigned to each item.

Transfer of workwear or special rigging in use shall be reflected in accounting records by entries Debit 10-07-04 “Workwear in Use” Credit of Account 10-07-03 “Workwear at Warehouse” and Debit 10-07-06 “Special Rigging in Use” Credit of Account 10-07-05 “Special Rigging at Warehouse”. The cost of such objects shall be amortized by the direct method of depreciation during the useful life based on the service lives, stipulated by special standards on Debit of expense accounts and Credit of Account 10-07-04 “Workwear in Use”, 10-07-05 “Special Rigging in Use”.

Depreciation amount = original cost * depreciation percentage per month.

In accounting records such objects shall be posted to the balance in the amount based on the residual value.

3) with the service life exceeding 12 months with the cost over 40,000 Rubles.

Such objects of workwear and special rigging shall be accounted in fixed assets with accrual of depreciation based on the service life thereof.

12. Reserve for Impairment of Material Assets

1.                                       Material assets, fair cost of which decreased during the reporting period, or they became technologically obsolete, or lost their original characteristics in full or partially, shall be reflected in the balance sheet as of the end of the reporting period at fair value with the account of physical condition of assets. Decrease in self-cost of material assets shall be reflected in accounting records as reserve accrual.

2.                                       The reserve for decrease of cost of material assets shall be formed for each unit of material assets, recognized in accounting records as of the last day of each quarter.

3.                                       The reserve shall be formed for the following types of stock:

a)              Materials — the reserve shall be accrued in the amount of 100% for each materials type, which was not in use over 12 months, preceding the reporting date;

b)             Spare parts — the reserve shall be accrued at the amount of 100% for each type of spare parts, which was not in use for 24 months, preceding the reporting date;

c)              Package — the reserve shall be accrued at the amount of 50% for each package type, which was not in use for over 6 months, preceding the reporting date.

4.                                       When the reserve is formed from the amount of stock, to be reserved, special reserve shall be deducted. Special reserve shall be formed based on stock, unsuitable for further use and subject to disposal. Special reserve shall be formed at the amount of 100% of this stock type. While special reserve formation the precise lot of stock

5.                                       The reserve shall not be accrued for the following stock types:

a)              Package and packing materials stock;

b)             Advertising materials stock;

c)              Inventory, accessories and workwear;

The reserve shall also not be accrued on stock, if those are likely to be used in the nearest future.

6.                                       The reserve formed shall be posted to Account 14 “Reserve for Impairments of Stock Cost”.

7.                                       Accrual of the reserve for impairment of stock cost shall be reflected in accounting records at Account 91 “Other income and Expenses”:

Debit 91 Credit 14 - the reserve for impairment of investments in stock formed;

Debit 14 Credit 91 — the reserve previously formed written off. The accrued reserve shall be depreciated as the stock related thereto is used.

13. Accounting of Expenses for research, development and technological works

1.             Accounting of expenses for research, development and technological works shall be carried out in accordance with RAS 17/02, approved by Order of the Ministry of Finance No. 115n of 19.11.2002 (with changes and amendments thereto).

2.             Aggregate expenses for research, development and technological works shall be reflected in accounting records as investments in non-current assets (Account 08-08).

3.             Analytical accounting of expenses for research, development and technological works shall be carried out separately by types of works, contracts (orders).

4.             Expenses for research, development and technological works, which were unsuccessful, shall be recognized as expenses of the reporting period and are to be charged to Debit of Account 91-02-02.

5.             If expenses for research, development and technological works were recognized in preceding reporting periods as expenses, then those cannot be recognized as fixed assets in the following reporting periods.

6.             Expenses for research, development and technological works with positive effect, resulted in the company obtaining a protection document (patent, certificate), confirming the company’s right to the result of the intellectual activity, shall be posted to intangible assets at Account 04-01-02. The cost of such object shall be charged to depreciation during the effective term of the protection document, or based on estimated potential economic benefits from the use of an asset. Depreciation shall be accrued on credit of Account 05-02.

7.             Expenses for research, development and technological works with positive effect, with no protection document (patent, certificate) issued, shall be posted to non-current assets at Account 04-01-03 and are to be charged to general expenses starting from the first day of the month following the month, when the company began actual application of the results obtained from the works specified in goods production (performance of works, rendition of services), or for management needs of the company. The cost of research, development and technological works shall be charged on credit of Account 04-01-03 and debit of expense accounts.

8.             Expenses for each research, development and technological work shall be charged off by the direct method at the amount equal to 1/12 of the annual amount. The method accepted for depreciation of expenses for specific research, development and technological works shall not be changed during the term of application of specific work’s results.

9.             The company shall establish the term of depreciation of expenses for research, development and technological works by itself by an administrative document based on the expected term of use of obtained results of research, development and technological works, during which the company can gain economic benefits (income), but not exceeding 5 years.

10.           If the use of results of specific research, development and technological work in goods production (performance of works, rendition of services) or for management needs of the company, stopped, as well as when it becomes obvious that the results of works specified are unlikely to gain any economic benefits in the future, then expenses for such research, development and technological works, not posted to general expenses, shall be charged to expenses of the reporting period as of the date, when the decision to stop the use of the results of works specified was made.

14. Accounting of Operating Expenses, Expenses Distribution and Calculation of Products Self-Cost

1.             Following accounts of the Charter of Accounts shall be used for accounting of operating expenses of the company for regular activities:

20 “Main Production”

21 “Semi-Finished Products of Own Manufacture”

23 “Indirect Production”

25 “General Production Expenses”

28 “Spoilage in Production”

2.             Standard method shall be used for accounting of costs of goods manufactured and services rendered.

3.             Rate of consumption and loss of raw materials, main and auxiliary materials shall be established by the order of the company’s Head.

4.             Direct company’s costs shall be collected during the month at Accounts 20 “Main Production”, 21 “Semi-Finished Products of Own Manufacture” and 23 “Indirect Production” by cost items or calculation items. The amount of expenses by calculation items shall be collected at Account 20-01 “Manufacture of Own Products”.

5.             Salaries of main workers, posted to Debit of Account 20, shall be distributed by calculation items proportionally to the workload.

6.             Indirect production costs shall be charged to Accounts 20, 23, 25, 26, 44, 91 in accordance with the reports on actually fulfilled works, services rendered.

7.             General production and management (administrative) expenses shall be collected at Accounts 25 “General Production Costs” and 26 “Management Costs”, correspondingly.

8.             General production costs shall be charged to main production and distributed by product types proportionally to direct expenses of main production. Main production direct expenses shall include: the cost of raw materials, main and auxiliary materials, internal package, fuel and energy, spent for technological purposes; expenses for salaries of production workers, necessary provisions for social needs.

9.             Company’s expenses for processing of third-party suppliers’ (processors’) raw materials shall be posted to Debit of Account 20-06.

10.           Expenses for processing of company’s raw materials by a third-party company shall be posted to Debit of Account 20-03.

15. Work in Progress and Deferred Expenses.

1.             Products (works), which have not passed through all technological stages, and products, not passed through quality control, shall be referred to work in progress.

2.             Work in progress shall be reflected in the balance sheet at production cost.

3.             Expenses, made in the reporting period, but deferred to following reporting periods, shall be reflected in accounting statements as a separate item as deferred expenses and are to be posted to costs of production and circulation (or to relevant financing sources of the company) on a regular basis during the term those are deferred to.

Deferred expenses shall include licenses for certain activity types, which shall be depreciated during effective terms of such licenses.

16. Accounting of Income and Expenses.

1.             The company’s income and expenses shall be accounted in accordance with Accounting Standard “Income of Organization” RAS 9/99 approved by Order of the Ministry of Finance of the RF No. 32n of 06.05.99 (with changes and amendments thereto) and “Expenses of Organization” RAS 10/99, approved by Order of the Ministry of Finance of the RF No. 33n of 06.05.99 (with changes and amendments thereto).

2.             The company’s income shall be the increase of economic benefits resulted from assets inflow (monetary assets, other property) and (or) repayment of liabilities, leading to increase of the company’s capital, except for shareholders’ contributions (property holders).

3.             Following proceedings from legal entities and individuals shall not be recognized as company’s income:

the amount of value added tax, excise taxes, export duties and other similar mandatory payments;

under commission agreements, agent agreements and other similar agreements for the benefit of a commitent, principal, etc.;

prepayments for products, goods, works, services;

advances as payments for products, goods, works, services;

deposit;

as a pledge, if the contract stipulates transfer of pledged property to the pledge holder;

to repay a credit, loan, granted to a borrower.

4.             Company’s income shall be divided into:

a)     income from ordinary activities;

b)    other;

5.             Income from ordinary activities of the company shall include:

proceedings from sale of products and goods,

proceedings from works performed, services rendered,

proceedings from transfer of company’s assets into temporary use (temporary possession and use) for a fee,

proceedings from transfer of rights, arising from patents for inventions, industrial samples and other intellectual property types,

for a fee (hereafter — revenues).

Revenues shall be posted to Account 90 “Sales”.

Revenues from sale of products shall be reflected based on premiums, granted to buyers for fulfillment of contractual terms and conditions. Premiums granted to buyers under product purchase agreements shall be reflected by a correction entry on Debit of Account 76-06 and Credit of Account 90.

6.             Other income shall include:

proceedings from participation in authorized capitals of other organizations (including interest and other income on securities);

income, the company received as a result of mutual activity (under a simple partnership agreement);

proceedings from fixed assets and other assets, not specified in Clause 5;

interest, received for transfer in use of company’s monetary assets, as well as interest for use of monetary assets, deposited at a banking account, by that bank.

proceedings from foreign currency sale

fines, penalties, fees for violation of terms and conditions of contracts (to be reflected in accounting records at amounts, awarded by court or recognized by a debtor);

assets, received free of charge, including those, received under a deed of gift (to be reflected in accounting records at fair value). Fair value of assets received free of charge shall be established by the company based on prices for such or similar asset type, effective as of the date of recognition in accounting records. Information related to prices, effective as of the date of recognition in accounting records, shall be confirmed documentarily or by conduction of expertise. Assets received free of charge, including under a deed of gift, shall be posted to deferred income and reflected at Account “Deferred Income” in correspondence with accounts of assets accounting. Depreciation of fixed assets received free of charge shall be reflected in records on Credit of Account 02 “Depreciation of Fixed Assets” in correspondence with accounts of accounting of production and circulation costs. Along with accrual of depreciation on fixed assets and writing off of material assets, amounts, posted to Account 98 for assets received free of charge shall be charged on Credit 91 “Other Income and Expenses”.

proceedings received as compensation for damages caused to the company (to be reflected in accounting records at amounts awarded by court or recognized by a debtor);

profit of previous years, revealed in the reporting year;

amounts under Creditor indebtedness and receivable with expired limitation period (included in company’s income at the amount, this indebtedness was reflected in accounting records at);

conversion differences;

the sum of full assessment of assets (to be calculated in accordance with the rules, established for assets re-assessment);

other income (to be reflected in accounting records at actual amounts);

budget funds, received by the company to cover partial interest under credit agreements.

7.             Other income shall be reflected at Account 91 “Other Income and Expenses”.

8.             Company’s expenses shall be the decrease of economic benefits resulted from assets (monetary assets, other property) disposal and (or) occurrence of liabilities, leading to reduction of company’s capital, except for reduction of shareholders’ contributions (property holders).

9.             Company’s expenses shall not include disposal of assets:

due to acquisition (creation) of non-current assets (fixed assets, incomplete construction, intangible assets, etc.);

due to contributions to authorized (share) capitals of other organizations, purchase of shares of joint-stock companies and other securities not aimed at resale (sale);

under commission agreements, agent agreements and other similar agreements for the benefit of a commitment, principal, etc.;

as a prepayment for stocks and other securities, works, services;

as advance payments, deposit to pay for stocks and other securities, works, services;

as repayment of credits, loans, obtained by the company.

10.           Expenses of the company based on the character, conditions of company’s activity performance and directions shall be divided into:

a)     expenses for regular activities

b)    other;

11.           Expenses for regular activities shall include:

expenses related to products manufacture and sale,

expenses for acquisition and sale of goods,

expenses, related to production, acquisition of stocks.

expenses, related to performance of works, rendition of services,

expenses, related to transfer of company’s assets into temporary use (temporary possession and use) for a fee;

expenses, related to transfer of rights, arising from patents for inventions, industrial samples and other intellectual property types for a fee.

Expenses for ordinary activities shall also include reimbursement of the cost of fixed assets, intangible assets and other depreciable assets, made in the form of depreciation payments.

12.           Company’s expenses for ordinary activities shall generate:

expenses related to purchase of raw materials, materials, goods and other stocks;

expenses, occurring directly during processing (refinement) of stocks for production purposes; performance of works and rendition of services, as well as sale of goods (expenses for maintenance and operation of fixed assets and other non-current assets, keeping thereof in good working condition, commercial expenses, management expenses, etc.).

13.           When expenses for ordinary activities are generated, those shall be grouped by following items:

material expenses;

labour remuneration;

assignments for social needs;

depreciation;

other expenses.

For management purposes, there is accounting of expenses based on expense items arranged in accounting records. Accounting shall be kept in accordance with Section 14 hereof.

14.           For the company to generate its financial result for ordinary activities, self-cost of sold products, goods, works, services shall be established, formed on the basis of expenses for ordinary activities, recognized both in the reporting period and previous reporting periods, and deferred expenses, related to gain of income during the following reporting periods, with the account of adjustments, depending on specifics of works performed and services rendered and sale thereof, as well as sale (re-sale) of goods.

Here, commercial and management expenses shall be fully recognized in the reporting period as expenses for ordinary activities.

15.           Management expenses shall be reflected on Debit of Account 26 “General Business Expenses” in correspondence with accounts for stocks accounting, settlements with other organizations (persons), etc. Management expenses shall include the following expenses: administrative and management expenses; maintenance of administrative personnel, not directly involved in the production process; depreciation and expenses for repair of fixed assets, designated for management and general needs; rent payment for general business facilities; land payments (land tax), transportation tax, expenses for payment of informational, auditor, consultation and other similar services; other similar purpose management expenses.

At the end of the reporting period management expenses shall be charged to sold products (to Debit of Acc. 90).

Management expenses shall be distributed between activities proportionally to the revenue (taxes excluded) from sales of products (works, services), obtained from various activities.

The basis for distribution of expenses for separate products types shall be gross revenues from sale, taxes excluded, calculated based on the selling prices.

For trading activity gross revenues shall be the difference between income gained and the cost of sold products.

16.           Commercial expenses shall be posted to Account 44 “Expenses for Sale” and generalize information on expenses, related to sale of products, goods, products, works and services. Commercial expenses shall include the following expenses: advertising, marketing research, delivery of products to buyers, branches, sales points; expenses for transportation of goods from suppliers from the company’s warehouses, movement of products inside structural subdivisions; commission fees (charges), payable to sales and other intermediary organizations; maintenance of products storage facilities at points of sale thereof and payment of salaries to sales agencies, license fees for the right to use trademarks; other similar purpose expenses.

17.           Expenses for sale, posted to Debit of Account 44, shall be charged off at the end of the month in full to debit of Account 90 “Sales”.

18.           Other expenses shall include:

expenses, related to participation in authorized capitals of other organizations;

expenses, related to sale, disposal and other write off of fixed assets, stocks and other assets;

interest, payable by the company for monetary assets (credits, loans) granted thereto in use;

expenses, related to payment of services, rendered by credit organizations;

payments to valuation reserves, formed under the accounting record-keeping rules (doubtful debt reserves, for impairment of investments in securities, etc.), as well as reserves, formed due to recognition of contingencies;

expenses, related to sale of foreign currency;

fines, penalties, fees for violation of terms and conditions of contracts (to be reflected in accounting records at amounts, awarded by court or recognized by a debtor);

reimbursement of losses, caused by the company;

profit of previous years, recognized in the reporting year;

amounts under accounts receivable with expired limitation period, other debts, which cannot be claimed (included in company’s expenses at the amount, this indebtedness was reflected in accounting records at);

conversion differences;

the amount of assets writedown (to be calculated in accordance with the assets re-evaluation rules);

transfer of funds (fees, payments, etc.) related to charity, expenses for conduction of sport, leisure, entertainment, cultural and educational events and alike;

amounts of premiums, payable to buyers of goods (works, services) for fulfillment of special terms and conditions (sale volume, etc.);

other expenses.

19.           Other expenses shall also include expenses, occurring due to emergencies in business activity (natural disasters, fire, accident, property nationalization, etc.).

20.           Other expenses shall be posted to Account 91 “Other Income and Expenses”.

17. Recognition of Income and Expenses

1.             Revenues shall be recognized in accounting records subject to the following pre-conditions:

the company has the right to receive such revenues under a certain contract or a document similar to a contract, or otherwise certified;

the sum of revenues can be calculated;

it is likely that a certain transaction will result in the increase of economic benefits of the company. A certain transaction is likely to result in the increase of economic benefits of the company, when the company has received an asset as a payment or the asset is very likely to be received;

company’s ownership (right to possession, use or disposal) of products (goods) has been transferred to the buyer or the work accepted (service rendered to) by the customer;

expenses, incurred or to be incurred in relation to such transaction can be calculated.

If at least one of pre-conditions listed has not been complied with in relation to monetary assets and other assets, the company received as a payment, then Creditor indebtedness, not revenues, shall be reflected in accounting records.

2.             If the amount of revenues from sale of products, performance of works, rendition of services cannot be calculated, then it shall be reflected in accounting records in the amount of expenses for production of such products, performance of such works, rendition of such service, reflected in accounting records and to be reimbursed to the company in the future.

3.             The procedure for recognition of other proceedings in accounting records shall be as follows:

proceedings from sale of fixed assets and other assets, other than monetary assets (except for foreign currency), goods, as well as interest, received for granting of monetary assets in organization’s use, and income from participation in authorized capitals of other organizations — in the manner, similar to the one set forth in Clause 1 of this Section. Here, for the purposes of accounting record-keeping, interest shall be accrued for each reporting period in delay in accordance with contractual terms and conditions; fines, penalties, fees for violation of terms and conditions of a contract, as well as reimbursement of losses, caused to the company — in the reporting period, when the court issued a decision on reimbursement thereof or they were recognized by a debtor;

amounts of Creditor indebtedness and receivable with expired limitation period — in the reporting period, when the limitation period expired;

amount of increase of assets’ value — in the reporting period, the date, when re-assessment was carried out at, refers to;

other proceedings — as they occur (are recognized).

4.             Expenses shall be reflected in accounting records subject to the following pre-conditions:

expenses are made under a certain contract or a document alike, requirements of legislative and regulatory acts, usual business practice;

the amount of expenses can be calculated;

it is likely that a certain transaction will result in the decrease of economic benefits of the company. A certain transaction is likely to result in the decrease of economic benefits of the company, when the company has transferred an asset or the asset is very likely to be transferred.

If at least one of pre-conditions listed has not been complied with in relation to any expenses, made by the company, then accounts receivable shall be reflected in accounting records.

Depreciation accrued with direct method shall be recognized as an expense.

5.             Expenses shall be reflected in the reporting period, when they occurred, irrespectively of the time of actual payment of monetary assets or other making thereof (the accrual principle assumption).

6.             The company’s income and expenses shall be reflected in the reporting period, when primary documents, confirming the fact of income and expenses occurrence, were executed and signed. If submitted primary documents refer to previous reporting periods, then income and expenses, occurred based on such primary documents, shall be reflected in accounting records during the month such documents were submitted. No adjustments can be made in previous reporting periods.

7.             Expenses, made in the current period, but referred to gain of income in future periods shall be posted to Account 97, subject to further charging to expenses of the period, during which income was received.

18. Capital and Reserve Fund.

1.             The amount of the authorized capital, registered in constituent documents as aggregate contributions (shares, shares at par value, units) of company’s founders, shall be reflected in accounting records.

2.             The amount of increase in value of non-current assets of the company, made in a duly manner, shall be recognized as capital surplus.

3.             The amount of difference between the selling and nominal cost of shares, created during formation and increase of the authorized capital, shall be reflected in accounting records as paid-in capital, included in the capital surplus.

4.             The company shall create reserve fund at the amount, stipulated in the Articles of Association of the company, but no less than 5 per cent from the authorized capital thereof. The reserve fund of the company shall be formed by mandatory annual payments, until it has reached the size, established by the Articles of Association of the company. The amount of annual payments shall be established based on the Articles of Association of the company, but shall be no less that 5 per cent from net profit, until it has reached the size, established by the Articles of Association of the company.

5.             The company’s profit shall be distributed in accordance with the decision of the General Shareholders’ Meeting and reflected in accounting records in the month, in which the decision was made by the meeting.

19. Reserves for Future Expenses

1.             For gradual inclusion of expenses in self-cost of products, the company shall form a reserve for future expenses and vacation payments. Sums shall be reserved at Credit of Account 96-01 “Reserve for Vacation Payments” in correspondence with accounts of accounting of expenses for production and sales expenses.

2.             The reserve shall be formed as of the last day of the reporting month by multiplication of vacation days not actually used by average salary of each employee.

3.             Insurance payments shall be accrued on the reserve amount with the account of the base on accumulative total and interest, established by FZ No. 212-FZ of 24.07.2009 (revision of 25.11.2009).

4.             The amount of vacation payments, accrued for employees, shall be posted to Debit of Account 96-01 “Reserve for Vacation Payments” in correspondence with accounts for social insurance and maintenance and 70 “Staff Salary Settlements”.

5.             As of the last day of the reporting month inventory of the reserve accrued shall be taken (comparison with amounts actually spent for vacation payment).

The reserve for future expenses for staff vacation payments shall be amended based on the number of unused vacation days and average salary of the staff.

6.             If the accounting policy for the next tax period contains a provision on formation of a reserve for future expenses for vacation payments, then the sum of the unused reserve shall be referred to the following tax period at the end of the reporting period.

7.             No other reserves for future expenses shall be formed.

20. Reserve for Doubtful Debts.

1.             As of the end of the reporting period, a reserve for doubtful debts shall be formed in the Company. The reserve shall be formed based on settlements with other organizations and citizens for goods, works and services, with the reserve amounts posted to financial results.

A doubtful debt shall be receivables, not repaid in terms, established under the contract, and not secured with necessary guarantees.

2.             The reserve shall be formed based on the results of accounts receivables taken. The reserve amount shall be set for each doubtful debt based on financial condition (solvency) of a debtor and the potential to repay the debt in full or in part. The reserve shall be formed only when there is a high likelihood of full or partial non-repayment of a doubtful debt.

3.             Records at the amount of the reserve being formed shall be made at Debit of Account 91 “Other Income and Expenses” and Credit of Account 63 “Reserves for Doubtful debts”.

4.             The reserve for doubtful debt shall be formed based on the analysis if a doubtful debt. The sum of the reserve shall be calculated as follows:

0 % from the amount of overdue debt with the term from 1 to 30 days

10 % from the amount of overdue debt with the term from 31 to 60 days

20 % from the amount of overdue debt with the term from 61 to 90 days

50 % from the amount of overdue debt with the term from 91 to 180 days

100 % from the amount of overdue debt with the term over 180 days.

5.             When the reserve is being formed, a special reserve, formed by a certain customer in case of strong grounds of debt non-repayment, shall be deducted (whether the debt is overdue or not). The special reserve shall be formed at the amount of 100% of the sum of such accounts receivable.

21. Accounting of Property Insurance Settlements.

1.             The company shall incur expenses related to voluntary insurance, to be included in self-cost of products to the fullest extent.

2.             Amounts of insurance premiums accrued shall be reflected at Credit of Account 76-1 “Property and Personal Insurance Settlements” in correspondence with expense Accounts 20, 26, 44, 91, 97.

3.             Amounts of insurance premiums transferred shall be written off from Credit of monetary assets accounts (51, 52, 50) to debit of Account 76-1.

4.             If an insurance agreement stipulates a single insurance payment for the whole term (or part of the term) of the agreement, then expenses shall be recognized gradually during the term of the contract (or part thereof). Amounts of insurance premiums shall in this case be reflected at credit of Account 76-1 “Property and Personal Insurance Settlements” in correspondence with debit of Account 97 “Deferred Expenses” with further gradual write-off thereof to expense accounts or other expense accounts during the term of the agreement.

5.             If an insurance agreement stipulates insurance payment by monthly installments during the term of the agreement, then expenses shall be recognized in the month, when the company transferred (issued from cash) monetary assets to pay insurance premiums under the terms and conditions of the agreement. Accrued sums of insurance payment shall in this case be reflected at credit of Account 76-1 “Property and Personal Insurance Settlements” in correspondence with Accounts 26, 44, 91. If the insurance agreement stipulates insurance payment by a single or several payments, other than by monthly installments, during the whole term of the agreement, then expenses shall be reflected gradually during the period, payments refer to, proportionally to the number of calendar days of the term of the agreement in the reporting period. The amounts of insurance premiums transferred shall be reflected at credit of monetary assets accounts (51, 52, 50) in correspondence with debit of Account 76-01.

The start of insurance expenses recognition shall be insurance premium payment, but after the effective date of the agreement. If the part of amounts paid refers to the period, preceding transfer of payments, then as of the payment date, the amount of insurance premiums shall be reflected in accounting records proportionally to the number of calendar days of the term of the agreement in the tax period until payment, to which a relevant payment refers. The remaining part of a payment shall be recognized in expenses until the end of the period, the payment refers to, proportionally to calendar days.

6.             Losses of insured material assets shall be charged from credits of Accounts 10, 12, 41, etc., to debit of Account 76-1.

7.             Sums of insurance indemnities, the company received from insurance organizations shall be reflected at debit of monetary assets accounts (51, 52, 50, 55) and credit of Account 76-1.

8.             Losses occurred due to insured events, non-reimbursable with insurance indemnities shall be charged to debit of Account 91 from credit of Account 76-1.

9.             Analytical accounting under Account 76-1 shall be kept by insurers and separate insurance agreements.

22. Accounting of Profit (Loss), Funds, Profit Allocation.

1.             Profit (Loss) shall be the final financial result (profit or loss), identified for the reporting period based on accounting records of all transactions of the company and reflected at Account 99 “Profit and Loss”.

The final financial result shall be formed of financial result from ordinary activities, as well as other income and expenses. Losses (expenses) shall be posted at debit of Account 99, profit (income) of the company — at credit of the same account.

2.             Upon the end of the reporting year when accounting statements are prepared, Account 99 “Profit and Loss” shall be closed by a closing December record at credit (debit) of Account 84 “Retained Profit (Uncovered Loss) of the Reporting Year”.

3.             Profit or loss, identified in the reporting year, but referred to transactions of previous years, shall be included in financial results of the reporting year.

4.             Income, received in the reporting year, but referred to following reporting periods, shall be reflected in accounting records and statements by a separate item at Account 98 “Deferred Income”. This income shall be posted to financial results when the reporting period those refer to occurs.

5.             Profit, retained by the company, shall be distributed in accordance with decisions of the General Shareholders’ Meeting.

23. Accounting of Translation Differences.

1.             Positive and negative translation differences, formed due to change of the exchange rate with regard to Russian Ruble during the year, shall be accounted as Other Income and Expenses at Account 91.

24. Accounting of Retail Transactions.

1.                Goods of own manufacture and products, purchased from third-party manufacturers shall be sold through retail subdivisions.

2.                Sale of products and goods shall be reflected in trade at separate sub-accounts of Account 90 “Sales”. Sale of retail goods, subject to unified tax of imputed income, shall be reflected separately from sale of other goods.

3.                To account retail trade margin, the company shall use Account 42 “Trade Margin”. If goods are delivered to the central warehouse first, and then transferred to the retail subdivision, then the margin shall be accrued during acceptance of goods at the retail subdivision. The company’s Head shall establish margin rate. When goods are sold or disposed of at retail subdivisions, the amount of trade margin, referred to goods sold, shall be reversed at credit of Account 42 and Debit of Account 90.

25. Accounting of Credits and Loans, Composition and Procedure of Recognition of Expenses for Credits and Loans.

1.             Accounting of debts under loans and credits, granted to the company, as well as expenses, related to fulfillment of obligations under credits and loans obtained, including trade and commercial credit, including attraction of borrowings by issue of bills of exchange, issue and sale of bonds, shall be carried out in accordance with RAS 15/2008 “Accounting of Expenses for Loans and Credits” approved by the Ministry of Finance of the RF No. 107n of 06.10.2008, other regulatory accounting acts.

2.             Loans and credits, and interest, payable to lenders and creditors, shall be reflected at accounts 66 “Settlements in Respect of Short-Term Credits and Loans” and 67 “Settlements in Respect of Long-Term Credits and Loans”, with the amount of principle and interest payable separated at relevant accounts. Analytical accounting of debts under loans and credits obtained, including issued borrower’s liabilities, shall be kept for all types of loans and credits, credit organizations and other lenders, granted such loans and credits, separate loans and credits (types of borrower’s liabilities).

3.             The principle amount of an obligation, undertaken under the loan (credit) obtained, shall be reflected in accounting records by the borrowing company as Creditor indebtedness in accordance with the terms and conditions of the loan agreement (credit agreement) at the amount, specified in the agreement.

4.             In accounting records the company’s debt under loans and credits obtained shall be divided into short-term and long-term. Short-term debt shall be the debt under loans and credits obtained, the repayment term of which does not exceed 12 months, long-term debt shall be the debt under loans and credits obtained, the repayment term of which is over 12 months.

5.             The company shall transfer long-term debt in short-term debt. The company shall transfer long-term debt in short-term debt, when 365 days are left until repayment of the principle amount under the agreement.

6.             In cases, specified in the legislation, the company can attract borrowings by issue of bills of exchange, issue and sale of bonds (hereafter issued borrower’s liabilities).

7.             Debt under loans and credits obtained from the lender, expressed in foreign currency or standard monetary units, shall be reflected by the company in Ruble equivalent in accordance with RAS 3/2006 “Accounting of Assets and Liabilities, the Cost of Which is Expressed in Foreign Currency”.

8.             The company shall repay the loan, credit obtained from the lender, including issued borrower’s liabilities (principle amount) shall be reflected in accounting records of the borrower as a reduction (repayment) of such account payable.

9.             Expenses related to obtainment and use of loans and credits shall include:

interest, payable to lenders and creditors under loans and credits, granted thereby;

additional loan expenses.

Additional loan expenses shall include:

sums, paid for informational and consultation services;

sums, paid for expertise of a loan (credit) agreement;

other expenses, directly related to obtaining of loans (credits).

Loan expenses shall be reflected in accounting records separately from the principle amount of a loan.

10.           Loan expenses shall be reflected in accounting records and statements in the reporting period, they refer to. Loan expenses shall be recognized as other expenses, except for the part thereof, which is to be included in the cost of an investment asset.

11.           An investment asset shall be a property object, preparation of which for expected use requires long time and significant expenses for purchase, construction and/or production thereof. Investment assets shall include objects of incomplete construction, to be further reflected in accounting records by the borrower and/or customer (investor, buyer) as fixed assets, including land plots, intangible assets or other non-current assets.

12.           Interest payable shall be gradually included in expenses in the period, they refer to (at the end of each reporting month).

13.           The company shall include additional expenses, related to obtaining of loans and credits, issued borrower’s liabilities, in the reporting period, they were recognized expenses specified.

14.           Interest, discount under payable bills of exchange, bonds and other issued borrower’s liabilities, shall be accounted by the company in the following manner:

a)     for bills of exchange issued — the bill drawer shall reflect the amount, stated in a bill of exchange (hereafter — principle amount) as account payable;

When interest is accrued on the principle amount under bills of exchange issued, the debt under such bill of exchange shall reflected by the bill drawer with the account of interest payable as of the end of the reporting period in accordance with the bill issue terms.

When a bill of exchange is issued to obtain a loan in monetary assets, the bill drawer shall include the amount of interest or discount payable to the bill holder in operational expenses.

b)    for bonds issued — the issuer company shall reflect the par value of bonds issued and sold as Creditor indebtedness.

When interest is accrued on bonds, the company shall separately reflect Creditor indebtedness under sold bonds and interest payable thereunder as of the end of the reporting period.

The company shall reflect income (interest or discount), accrued on bonds issued, in other expenses in reporting periods, such accruals refer to.

The company shall accrue income on other borrower’s liabilities payable to the lender in a gradual (monthly) manner and recognized as other expenses in reporting periods, such accruals refer to.

15.           Interest under loans and credits, obtained, directly related to purchase and (or) construction of an investment asset, shall be included in the cost of such asset subject to the following conditions:

expenses for purchase, construction and (or) production of an investment asset shall be recognized in accounting records;

expenses for loans, related to purchase, construction and (or) production of an investment asset shall be recognized in accounting records;

works related to purchase, construction and (or) production of an investment asset have been started.

16.           Interest payable to the lender (creditor) shall stop to be included in the cost of an investment asset starting from the first day of the month, following the month when an investment asset stopped to be purchased, constructed and (or) produced.

17.           If the company started using investment asset for production of goods, performance of works, irrespectively of that the works related to purchase, construction and (or) production of an investment asset have not been completed, then interest payable to the lender (creditor) shall stop to be included in the cost of such asset starting from the first day of the month, following the month, when an investment assets started to be used.

26. Accounting of Settlements in Respect of Profit Tax.

1.             Accounting of settlements in respect of profit tax shall be carried out in accordance with RAS 18/02 “Accounting of Settlements in Respect of Profit Tax” approved by the Ministry of Finance of the RF No. 114n of 19.11.2002 (with changes and amendments thereto). The amount of current profit tax shall be calculated based on the profit tax declaration. Here, the amount of current profit tax shall equal to the amount of calculated profit tax, reflected in the profit tax declaration.

2.             The amount of extra charge (overpayment) of profit tax due to revealed errors (distortions) during previous reporting periods, not influencing on current profit tax, shall be reflected at a separate item of the profit and Loss Statement (after current profit tax item).

3.             Amounts of deferred tax assets and liabilities shall be reflected in detail in accounting records.

4.             Information on constant and temporary differences shall be generated at special accounts (based on the register table by difference items).

5.             Analytical accounting at Accounts 09 “Deferred Tax Assets” and 77 “Deferred Tax Liabilities” shall not be carried out.

Making Changes and Amendments to Accounting Policy.

1.             Changes to the accounting policy can be made in the following cases:

company’s reorganization;

change of company’s holders;

change of accounting regulatory system of legislation;

development of new accounting methods by the company;

new serious change of conditions of company’s activity;

any other cases, established by Law “On Accounting”.

2.             To ensure consistency of accounting data, all changes to the accounting policy shall be made from the beginning of a new financial year, unless otherwise is resulted from the cause of such change.

3.             Approval of the method of accounting of economic events, which are in essence different from previously existing facts, or first occurred in the company’s activity, shall constitute a change to the accounting policy.

4.             Accounting policy changes must be justified and executed by orders or resolutions.

Chief Accountant	E.V. Morozova

Appendix No. 2

to the Accounting policy for accounting purposes in 2011

CLASSIFICATION AND CONTENS OF SUB-ACCOUNTS

10-01-01, 10-01-02, 10-01-03, 10-01-05, 10-01-06, 10-05-04

10-01-01

“Raw materials”: milk fat, milk, dairy products, own-produced raw milk, cream, sour cream, raw materials for planned recipes, soft cottage cheese, butter;

10-01-02

“Basic materials”: stabilizers, concentrates, fragrances, dyes, fruits and fruit additives, dried fruits, non-dairy raw materials, starters, sugar, vanilla, salt, vitamins, cocoa, coffee, vegetable oil, dietary flour, water, non-diary own products (jams, experimental products)

10-01-03

“Indirect materials”: acid, cheap cotton goods, cotton wool, brushes for equipment, disinfected tools, nitric acid, polyester fiber, vegetable oil for technical purposes, soap, cheesecloth, cleansers, alcohol (industrial/medical), soda, flannel, brushes, sewing, nitrogen, ink, wire;

10-01-05

“Inner packing”: paper, covers, labels, polyethylene, polystyrene, parchment paper, plastic cups, foil, tubes for prisms, tubes for bags, adhesive strips, tape banding inside the package;

10-01-06

“Outer packing”: corrugated trays, corrugated sheet, trays, boxes, corrugated cardboard box, glue, tape, bags, packages, tape banding for the outer packaging, corners for boxes, substrate, grill, pallet tray, triangular filling piece, pallets, special packing;

10-05-04

“Other indirect materials”: household chemicals, seals, plastic bags, twine, holders, batteries, toilet paper, paper for photocopying, switches, sockets, diskettes, New Year ornaments, cash register tape, office supplies, medical supplies, promotional products, New Year gifts, matches, plumbing, garden land, fertilizers for flowers, toner for printer, flowers, broom, whisk brooms, mops, components of promotional products, various ornaments, souvenirs, disposable tableware, blank forms, household products, fire alarm systems, fittings, ammonia, acetone, acetylene, asbestos, argon , bandage, tarpaulin, paper, hole-punched paper, rope, screws, rivets, hydrogen, electric plug, tungsten, drinking water, additional supplies for the laboratory, glycerine, bolts (fasteners), sealants, chemicals, own produced materials and goods, key blanks, insulators, kerosene, cable, caprolon, konstalin, oxygen, creams, rosin, insulating tape, technical oil, various metals, stuffing, nozzles, Plexiglas, germicidal lamps, sleeves, wires, fuses, paronite, solder, socket, silicone paste, photo products, polishes, floor, liquefied gas, rubber sheet, the solvent, non-plastic sleeves, straps, handles, grille, expendable material for tools, curtain strips and sheets, tarpaulin, foam plastic/rubber, steel sheets, technical salt, turpentine, PCB, lithium grease, glass, wire mesh for windows, silica gel, grease, paper products (disposable), resin, wire ropes, brake fluid, cloth, Teflon, cooling fluid, tubes, thermal papers, pipes, fabric cloths, carbon dioxide, fluorine plastic, Freon, clamps, filters, flux, covers, screws, hose, abrasive paper, hoses, cable, washer, charcoal, electrolyte, lamps, ethylene glycol, brush for metal, electrodes, electric equipment, etc.

Chief Accountant	E.V. Morozova

7.5. Information on the total amount of exports, as well as on the share of exports in total sales Measuring unit: thousand rubles

Item name	2008	2009	2010	2011, 3 months
The Issuer’s total revenues derived from exports of products (goods, works, services)	777 818	921 466	749 316	118 096
Revenues share in the Issuer’s income from ordinary activities %	1.36	3.66	27.75	14.17

7.6. Information on the Issuer’s real estate value as well as on essential changes in the Issuer’s property after the end date of the last completed financial year

The total value of real estate as to the date of the reporting quarter, rub.: 8 474 577

Accumulated depreciation amount as to the date of the reporting quarter, rub.:

Information on significant changes in the Issuer’s real estate that occurred during 12 months prior to the end date of the reporting quarter

No significant changes in the real estate within 12 months prior to the end date of the reporting quarter

Information on any acquisitions or disposals of any grounds of any other property of the Issuer if the carrying value of such property exceeds 5 percent of book value of assets of the issuer, as well as information on any other changes significant for the Issuer that have occurred in the other assets of the Issuer after the date of the last completed financial year before the end date of the reporting quarter:

No changes indicated

7.7. Information on the Issuer’s participation in court proceedings if such participation may significantly affect the Issuer’s financial and economic operations

In 2010, the Russian tax authorities conducted an inspection of the Issuer for the 2007 and 2008 financial years. Based on the results of the inspection, a claim was made for additional payment of income tax due to incorrect accounting of the cost of defective goods in expenses. This claim was contested by the Issuer in a higher tax authority, which reduced the amount of tax claims to 14 million rubles. The Issuer has not agreed with this decision, which was the basis for making him claim to the Moscow Arbitration Court in January 2011. At the moment the suit is pending.

VIII. Additional information on the Issuer and the issuable securities placed by him

8.1. Additional Information on the Issuer

8.1.1. Information on the size and structure of the Issuer’s authorized (joint-stock) capital (share fund)

The size of the Issuer’s authorized (joint-stock) capital (share fund) as to the date of completion of the last reporting quarter, rub.: 880,000,000

Ordinary shares

Total par value: 880,000,000

The share in the AC, %: 100

Preferred

Total par value: 0

The share in the AC, %: 0

Part of the Issuer’s shares are traded outside the Russian Federation outstanding under the foreign law of foreign Issuer securities certifying the rights of the Issuer to the shares

Class (category) of shares traded outside the Russian Federation

Type of securities: shares

Class of shares: common

Form of securities: registered book-entry

Shares traded outside the Russian Federation, in the total number of shares of the relevant class (type): 14.369

The foreign Issuer, which securities certify the rights in respect of the shares of the Issuer of this class (category)

Full company name: Deutsche Bank Trust Company Americas (the previous name of Bankers Trust Company)

Location: 60 Wall street, New York, NY 10005

Brief description of issuing program (program type) of the securities of foreign Issuers certifying the rights in respect of the shares of this class (category):

In January 2002, the Issuer had entered into an agreement with the Depositary Bankers Trust Company, under which the latter accepted to hold securities (shares) deposited by the Issuer and, therefore, to issue American Depository Shares (ADSs), rights to which have been certified by American Depositary Receipts (ADRs) handed over to the ADSs owners.

Information on obtaining permission of the Federal Commission for the admission of shares of the Issuer of this class (category) to be outstanding outside the Russian Federation (if applicable):

Notice of 26.12.2001 No. DG-04/8750 (permission for outstanding shares under registration number of 1-01-06005-A of 15.06.2001, the number of securities permitted for circulation is 573,001 units).

Notice of 01.11.2001 No. DG-04/7424 (permission for circulation of shares 1) under the registration number of 1-01-06005-A of 15.06.2001, the number of securities permitted for circulation is 2,640,000 units and 2) under the registration number of 1-02-06005-A of 30.10.2001, the number of securities permitted for circulation is 9,000,000 units).

Notice of 06.11.2002. No DG-04/12514 (permission for outstanding shares under registration number of 1-01-06005-A of 15.06.2001, the number of securities permitted for circulation is 2,200,000 units).

Notice of 16.03.2004. No DG-04/4634 (permission for outstanding shares under registration number of 1-01-06005-A of 15.06.2001, the number of securities permitted for circulation is 3,186,999 units).

A foreign trade organizer (trade organizers), through which the securities of a foreign Issuer circulate, and certifying the rights of the Issuer in respect to the shares (if the circulation exists):

New York Stock Exchange (NYSE)

Details:

Starting with the 4th quarter of 2009, one ordinary share is equivalent to four American Depositary Shares (ADS).

8.1.2. Information on changes in size of the Issuer’s authorized (joint-stock) capital (share fund)

There have been no changes in AC size

8.1.3. Information on allocation and usage of a reserve fund and other Issuer’s funds

For 2006

Information on allocation and usage of a reserve fund and other funds of the Issuer, allocated on account of its net profit.

The fund name: Reserve Fund

The size of the fund established by the constituent documents: 4% of the authorized capital

The size of the fund in cash at the completing date of the reporting period, RUB: 34,103,000

The fund size as a percentage of the authorized (joint-stock) capital (share fund): 4

The amount of payments to the fund during the reporting period: 0

The amount of the fund used during the reporting period: 0

Directions of fund uses:

For 2007

Information on allocation and usage of a reserve fund and other funds of the Issuer, allocated on account of its net profit.

The fund name: Reserve Fund

The size of the fund established by the constituent documents: 5% of the authorized capital

The size of the fund in cash at the completing date of the reporting period, RUB: 44,000,000

The fund size as a percentage of the authorized (joint-stock) capital (share fund): 5

The amount of payments to the fund during the reporting period: 0

The amount of the fund used during the reporting period: 0

Directions of fund uses:

For 2008

Information on allocation and usage of a reserve fund and other funds of the Issuer, allocated on account of its net profit.

The fund name: Reserve Fund

The size of the fund established by the constituent documents: 5% of the authorized capital

The size of the fund in cash at the completing date of the reporting period, RUB: 44,000,000

The fund size as a percentage of the authorized (joint-stock) capital (share fund): 5

The amount of payments to the fund during the reporting period: 0

The amount of the fund used during the reporting period: 0

Directions of fund uses:

For 2009

Information on allocation and usage of a reserve fund and other Issuer’s funds, allocated on account of its net profit.

The fund name: Reserve Fund

The size of the fund established by the constituent documents: 5% of the authorized capital

The size of the fund in cash at the completing date of the reporting period, RUB: 44,000,000

The fund size as a percentage of the authorized (joint-stock) capital (share fund): 5

The amount of payments to the fund during the reporting period: 0

The amount of the fund used during the reporting period: 0

Directions of fund uses:

For 2010

Information on allocation and usage of a reserve fund and other funds of the Issuer, allocated on account of its net profit.

The fund name: Reserve Fund

The size of the fund established by the constituent documents: 5% of the charter capital

The size of the fund in cash at the completing date of the reporting period, RUB: 44,000,000

The fund size as a percentage of the authorized (joint-stock) capital (share fund): 5

The amount of payments to the fund during the reporting period: 0

The amount of the fund used during the reporting period: 0

Directions of fund uses:

For the reporting quarter

Information on allocation and usage of a reserve fund and other funds of the Issuer, allocated on account of its net profit.

The fund name: Reserve Fund

The size of the fund established by the constituent documents: 5% of the charter capital

The size of the fund in cash at the completing date of the reporting period, RUB: 44,000,000

The fund size as a percentage of the authorized (joint-stock) capital (share fund): 5

The amount of payments to the fund during the reporting period: 0

The amount of the fund used during the reporting period: 0

Directions of fund uses:

8.1.4. Information on the procedure for calling and holding the meeting (session) of the Issuer’s highest governing body

The Issuer’s highest governing body name: General meeting of shareholders

Notification procedure for shareholders on calling the meeting (session) of the Issuer’s highest governing body

In due time prescribed by law and the charter, the notice of the general meeting of shareholders shall be sent to each person named in the list of persons entitled to attend the General meeting of shareholders by registered mail or shall be delivered and handed to each person under singed receipt, as well as published in the Wall Street Journal newspaper (New York, USA).

Persons (entities) that may convene (request for) special meeting (session) of the Issuer’s highest governing body, as well as the procedure to submit (present) such claims:

…..An extraordinary General meeting of shareholders is held based on decision of the Company’s Board of Directors by its own initiative, by a requisition of the Company Audit Commission, the Company’s auditor or shareholder (shareholders) holding at least 10 percent of voting shares of the Company as of the date of the requisition.

An extraordinary General meeting of shareholders convened on requisition of the Company Audit Commission, the Company’s auditor or shareholder(s) holding at least 10 percent of voting shares of the Company shall be arranged by the Board of Directors of the Company. An extraordinary General meeting of shareholders convened on requisition of the Company Audit Commission, the Company’s auditor or shareholder(s) holding at least 10 percent of voting shares of the Company shall be arranged within 40 days from the date of the request to hold an extraordinary General meeting of shareholders.

If the proposed agenda for an extraordinary General Meeting includes election of directors of the Company to be elected by cumulative voting, such a General meeting of shareholders shall be held within 70 days from the date of the request to convene an extraordinary General meeting of shareholders.

In cases where, in accordance with Articles 68 through 70 of the Federal Law “On Joint Stock Companies” (FL on JSC), the Board of Directors shall decide on holding an extraordinary General meeting of shareholders, such a general meeting of shareholders shall be held within 40 days after the decision on it made by the Board of Directors.

In cases where, in accordance with the Federal Law on Joint Stock Companies, the Board of Directors shall decide on holding an extraordinary General shareholders meeting to elect members of the Board of Directors to be elected by cumulative voting, a General meeting of shareholders shall be held within 70 days after the decision to hold it made by the Board of Directors.

The request to convene an extraordinary General meeting of shareholders shall be stated items to be included in the agenda of the meeting. The request to convene an extraordinary General meeting of shareholders may contain the wording of decisions on each of these issues, as well as the proposed form of the General meeting of shareholders.

The Board of Directors of the Company cannot modify the wording of the agenda, draft resolutions on such issues and edit the proposed form of the extraordinary General meeting of shareholders to be convened on requisition of the Company Audit Commission, the Company’s auditor or shareholder(s) holding at least 10 percent of voting shares of the Company.

If the request to convene an extraordinary General meeting of shareholders is made by shareholder(s), it shall contain the names of shareholder(s) which claimed to convene such meeting, and the quantity and class (category) of their shares.

The requisition to convene an extraordinary General meeting of shareholders must be signed by the person(s) requesting the convocation of an extraordinary General meeting of shareholders.

Within five days from the date of the requisition to convene an extraordinary General meeting of shareholders by the Company Audit Commission, the Company’s auditor or shareholder (shareholders) holding at least 10 percent of voting shares of the Company, the Company’s Board of Directors shall decide to convene an extraordinary General meeting of shareholders or refuse to convene it.

The procedure for determining the date of the meeting (session) of the Issuer’s highest governing body:

Date of the General meeting of shareholders is determined by the Issuer’s Board of Directors.

Persons who are entitled to make proposals on the agenda of the meeting (session) of the Issuer’s highest governing body, as well as the procedure for making such proposals:

Shareholder (shareholders) holding in total at least 2 percent of the Company voting shares may propose items on the agenda of the Annual General meeting of shareholders and candidates for the Board of Directors of the Company, collective executive body, the Internal Audit Commission (auditors) and counting commission of the Company, which number may not exceed the composition of the relative body, as well as a candidate for the position of the sole executive body. Such proposals must be submitted to the Company not later than 30 days after the end of the fiscal year.

If the proposed agenda for the extraordinary General meeting includes election of directors of the Company (if elected by cumulative voting), shareholder (shareholders) of the Company holding in total not less than 2 percent of the voting shares may propose candidates for election to the Board of Directors, which number may not exceed the number of members of the Board of Directors of the Company. Such proposals should reach the Company not later than 30 days before the date of the extraordinary General meeting of shareholders.

Proposal to include items on the agenda of the General shareholders meeting and nomination of candidates shall be made in writing and specify the name (title) of the submitting shareholder (shareholders), quantity and class (category) of their shares and shall be signed by the shareholder (shareholders).

Proposal to include items on the agenda of the general shareholders meeting shall contain the wording of each proposed issue, and nomination of candidates: the name of each proposed candidate, the name of the body to which he is proposed, as well as other Information on him in accordance with the Charter of the Company. Proposal to include items on the agenda of the General Meeting of Shareholders may contain wording of the decision on each proposed issue…..

Persons who may have access to information (materials) provided for the preparation and holding of the meeting (session) of the Issuer’s highest governing body, as well as the procedure of access to such information (materials):

Persons entitled to attend the General meeting of shareholders may have access to information (materials) provided for the preparation and holding of general shareholders’ meeting within 20 days, and in the case of the general meeting of shareholders whose agenda includes the reorganization of company, within 30 days before the General meeting of shareholders.

The procedure of announcement (bringing to the attention of Issuer’s members (shareholders)) of decisions made by the Issuer’s highest governing body, and the voting results:

8.1.5. Information on commercial organizations in which the Issuer owns at least 5 percent in the  authorized (joint-stock) capital (share fund) or at least 5 percent of its ordinary shares

List of commercial organizations in which the issuer owns at least 5 percent of the authorized (joint-stock) capital (share fund) or at least 5 percent of ordinary shares at the completing date of the last reporting quarter

Full company name: Open Joint Stock Company Wimm-Bill-Dann

Abbreviated Company name: OJSC WBD

Location:

108 Dmitrovskoe shosse, Moscow 127591, Russia

TIN: 7713085659

PSRN: 1027739768924

Issuer’s equity interest in person’s authorized capital, %: 98.3

The person’s ordinary shares held by the Issuer, %: 98.3

The person’s equity interest in the Issuer’s authorized capital, %: 0

The Issuer’s ordinary shares held by the person, %: 0

Full company name: Closed Joint Stock Company Gulkevichskiy maslozavod

Abbreviated Company name: CJSC Gulkevichskiy maslozavod

Location:

155 ul. Korotkova, Gulkevichi, Krasnodar Kray 352150, Russia

TIN:

PSRN:

Issuer’s equity interest in person’s authorized capital, %: 52.24

The person’s ordinary shares held by the Issuer, %: 52.24

The person’s equity interest in the Issuer’s authorized capital, %: 0

The Issuer’s ordinary shares held by the person, %: 0

Full company name: Open Joint-Stock Company Tuymazinskiy molokozavod

Abbreviated company name: OJSC Tuymazinskiy molokozavod

Location:

9 ul. Severnaya, Tuymazy, Bashkortostan Republic 452750, Russian Federation

TIN:

PSRN:

Issuer’s equity interest in person’s authorized capital, %: 85

The person’s ordinary shares held by the Issuer, %: 85

The person’s equity interest in the Issuer’s authorized capital, %: 0

The Issuer’s ordinary shares held by the person, %: 0

Full company name: Foreign Limited Liability Company WIMM-BILL-DANN TOSHKENT

Abbreviated company name: FC LLC WBD TOSHKENT

Location:

26 Zargarlik, massiv Chilanzar, Akmal-Ikramovsky District, Tashkent 700131, Uzbekistan

Issuer’s equity interest in person’s authorized capital, %: 100

The person’s equity interest in the Issuer’s authorized capital, %: 0

The Issuer’s ordinary shares held by the person, %: 0

Full company name: Open Joint-Stock Company Wimm-Bill-Dann Ukraine

Abbreviated company name: OJSC WBD Ukraine

Location:

7 Promyshlennaya, Vishnevoe, Kiev Region 255500, Ukraine

Issuer’s equity interest in person’s authorized capital, %: 97.12

Issuer’s share of the common shares of the entity, %: 97.12

The person’s equity interest in the Issuer’s authorized capital, %: 0

The Issuer’s ordinary shares held by the person, %: 0

Full company name: Open Joint-Stock Company Bishkeksut

Abbreviated company name: OJSC Bishkeksut

Location:

12A  Prospekt Chuy, Bishkek, Kyrgyz Republic 720005, Russia

TIN:

PSRN:

Issuer’s equity interest in person’s authorized capital, %: 39.7

Issuer’s share of the common shares of the entity, %: 39.7

The person’s equity interest in the Issuer’s authorized capital, %: 0

The Issuer’s ordinary shares held by the person, %: 0

Full company name: Subsidiary Closed Joint-Stock Company Karasukskoe moloko

Abbreviated company name: SCJSC Karasukskoe moloko

Location:

16 Radishcheva, Karasuk, Novosibirsk Region 632863, Russia

TIN:

PSRN: 1025404181032

Issuer’s equity interest in person’s authorized capital, %: 37.97

Issuer’s share of the common shares of the entity, %: 37.97

The person’s equity interest in the Issuer’s authorized capital, %: 0

The Issuer’s ordinary shares held by the person, %: 0

Full name: Limited Liability Partnership Wimm-Bill-Dann Central Asia Almata

Abbreviated company name: LLP WBD Central Asia Almata

Location:

93D Burundayskaya, Turksibskiy region 050011, Kazakhstan

Issuer’s equity interest in person’s authorized capital, %: 100

Issuer’s share of the common shares of the entity, %:

The person’s equity interest in the Issuer’s authorized capital, %: 0

The Issuer’s ordinary shares held by the person, %: 0

Full name: Limited Liability Company Wimm-Bill-Dann Finance

Abbreviated company name: LLC WBD Finance

Location:

13 Solyanka, Building 2, Moscow 109028, Russia

TIN: 7709768099

PSRN: 1077763213000

Issuer’s equity interest in person’s authorized capital, %: 100

The person’s equity interest in the Issuer’s authorized capital, %: 0

The Issuer’s ordinary shares held by the person, %: 0

Full name: Limited Liability Company Yessentukskiy zavod mineralnykh vod na KMV

Abbreviated company name: LLC YeZMV na KMV

Location:

141 Pyatigorskaya, Yessentuki, Stavropol Kray 357600, Russia

TIN:

PSRN:

Issuer’s equity interest in person’s authorized capital, %: 81

The person’s equity interest in the Issuer’s authorized capital, %: 0

The Issuer’s ordinary shares held by the person, %: 0

8.1.6. Information on significant transactions made by the Issuer

For 2006

No such transactions completed during a given period

For 2007

Significant transactions (groups of related transactions) when obligations under each equal to 10 percent or more of the book value of assets of the issuer according to its financial statements for the last reporting quarter prior to the date of the transaction

Date of transaction: 06.02.2007

Type and subject of the transaction:

Loan agreement

Content of the transaction, including civil rights and responsibilities establishment, modification or termination of which is targeted by the transaction made:

Lending bank has provided the Borrower with a loan in an amount equal to the sum of profit and income from issuance and placement of Eurobonds (hereinafter referred to as the Bonds), carried out by the Lending bank on the basis of an Agreement on the subscription.

Term of performance of the transaction obligations: Loan under the Loan Agreement provided for a term up to 2 (two) years.

Parties and beneficiaries of the transaction: OJSC Wimm-Bill-Dann Foods (the beneficiary) and UBS (Luxembourg) S.A. (Creditor)

The size of the transaction in cash: 150,000,000

Currency: USD

The size of the transaction as a percentage of assets of the issuer: 25

Value of the Issuer’s assets at the end of the reporting period (quarter, year) preceding the transaction (the date of agreement) and for which the accounting reports according to the laws of the Russian Federation is composed: 15,291,130,000

The deal is a major transaction

Information on the transaction approval

Issuer’s governing body which adopted the decision to approve the transaction: Board of Directors (Supervisory Board)

Date of decision to approve the transaction: 15.12.2006

Date of the minute execution: 18.12.2006

The minute number: 18-12

For 2008

Significant transactions (groups of related transactions) when obligations under each equal to 10 percent or more of the book value of assets of the issuer according to its financial statements for the last reporting quarter prior to the date of the transaction

Date of transaction: 25.04.2008

Type and subject of the transaction:

The loan agreement for credit line

Content of the transaction, including civil rights and responsibilities establishment, modification or termination of which is targeted by the transaction made:

Credit line to OJSC Wimm-Bill-Dann Foods as a borrower from ABN AMRO Bank N.V., CALYON and ING Bank N.V. and/or its affiliates (hereafter together referred to as Organizers), loan agent (agents), the security (agents), and/or creditor, ABN AMRO Bank, CJSC and/or ING Bank (Eurasia), CJSC and/or Commercial and Investment Bank Calyon Rusbank, CJSC

Term of performance of the transaction obligations: 3 years from the date of agreement

Parties and beneficiaries of the transaction: OJSC Wimm-Bill-Dann Foods (the beneficiary)

The size of the transaction in cash: 250,000,000

Currency: USD

The size of the transaction as a percentage of assets of the issuer: 20

Value of the assets of the issuer at the end of the reporting period (quarter, year) preceding the transaction (the date of agreement) and for which the accounting reports according to the laws of the Russian Federation is composed: 28,024,160,000

The deal is a major transaction

Information on the transaction approval

Issuer’s governing body which adopted the decision to approve the transaction: Board of Directors (Supervisory Board)

Date of decision to approve the transaction: 25.02.2008

Date of the minute execution: 26.02.2008

The minute number: 26-2

For 2009

No such transactions completed during a given period

For 2010

No such transactions completed during a given period

For the reporting quarter

No such transactions completed during a given period

8.1.7. Information on the Issuer’s credit ratings

Credit ratings known to the Issuer for the last 5 completed financial years, and if the Issuer exercises its activity in less than 5 years, then for each complete financial year

The rating subject: issuer

Organization which provides the rating

Full company name: The Standard & Poor’s Rating Agency

Abbreviated company name: S&P

Location: 4/7 ul. Vozdvizhenka, bld. 2, 7 floor, Moscow 125009

A brief description of the methodology of the credit rating assignment or the Web site where there is information available (published) on the procedure of credit rating assignment:

Methodology of Standard & Poor’s credit ratings varies depending on the categories of issuers and types of rating. In case of companies, characteristics of the business (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure, indicators of cash flows, financial flexibility) are analyzed. To assign credit ratings, experts of Standard & Poor’s use a technique whereby each company receives a score from one (highest score) to six (the lowest result) for each category of analysis in comparison to all other companies (regardless of whether ratings are assigned to them or not). Also, there is no exact formula for aggregation of assessments obtained into a single rating. Analytical variables are closely linked, and it may shift in case of, for example, a separate study of the credit risk degree for company’s debt obligations, denominated in local or foreign currency.

Credit rating as of the ending date of the reporting quarter: BB-/Stable prognosis (international scale) and rusAA-(Russian scale)

History of credit ratings for the last 5 completed financial years preceding the ending date of the reporting quarter, and if the issuer carries out its activity within less than 5 years, then for each completed financial year preceding the ending date of the reporting quarter with indication of the credit rating value and the date of credit rating assignment (change)

Assignment date	Credit rating value
06.07.2009	BB-/Stable prognosis
13.07.2007	BB-/Stable prognosis

The rating subject: issuer

Organization which provides the rating

Full company name: The Moody’s Rating Agency

Abbreviated company name: Moody’s

Location: 2 Minster Court, Micing Lane, London, EC 3R 7XB, UK

A brief description of the methodology of the credit rating assignment or the Web site where there is information available (published) on the procedure of credit rating assignment:

In assigning credit ratings Moody’s Investors Service holds the following method: estimated are both quantitative and qualitative indicators of the company; studied are fundamental indicators which affect the company’s activities in the long run, research work provides an assessment of the company by international parameters adjusted for local differences, including accounting standards, legal framework, etc, features of  industry functioning.

Credit rating as of the ending date of the reporting quarter: Ba3/Stable (international scale)

History of credit ratings for the last 5 completed financial years preceding the ending date of the reporting quarter, and if the issuer carries out its activity within less than 5 years, then for each complete financial year preceding the ending date of the reporting quarter with indication of the credit rating value and the date of credit rating assignment (change)

Assignment date	Credit rating value
18.12.2009	Ba3/Stable (international scale)
27.11.2008	Ba3/Negative (international scale)

8.2. Information on each class (category) of Issuer’s shares

Class of shares: ordinary

The nominal value of each share (rubles): 20

Number of outstanding shares (number of shares that are not cancelled or annulled): 44,000,000

Number of additional shares being offered (the number of additional issue shares that have no state registration of the report on the results of their release): 0

Number of disclosed shares: 44,000,000

The number of shares in the issuer’s balance sheet: 0

The number of additional shares that may be offered as a result of conversion of placed securities convertible into shares, or under performing obligations under the issuer’s options: 0

Issues of shares of this class (category):

State registration date	Registration Number
06.02.2004	1-01-06005-A

Rights provided by the shares to their owners:

In accordance with the Company Charter

…8.1. Each ordinary share of the Company entitles the shareholder (its owner) to equal rights.

8.2. The shareholders — owners of common shares of the Company — may, in accordance with the Federal Law “On JSC” and the charter of the Company, participate in the General meeting of company shareholders and vote on all matters within its (the meeting) competencies, and are entitled to receive dividends and, upon liquidation of the Company, the right to receive part of its property.

8.3. The shareholder is also entitled to:

8.3.1. Elect and to be elected to management and supervisory bodies of the Company;

8.3.2. Receive the information from the Company’s governing bodies in the order prescribed by applicable Russian legislation and this Charter.

8.3.3. Appoint its representative (representatives) for the exercise of voting rights and other rights entitled by shares of the Company.

8.4. Company shareholders — owners of common shares — also have other rights granted to them by this charter and applicable law.

8.5. Conversion of common shares into preferred shares, bonds and other issuable securities are not allowed.

By law of the Russian Federation, the shareholders have other rights, including:

1. Shareholders of an OJSC may dispose of their shares without the consent of other shareholders of the company.

2. Shareholder or nominal holder of shares entitled to demand an entry in the register of shareholders within three days after submission of documents stipulated by legislation of the Russian Federation. Refusal to make an entry in the register of shareholders of the company may be appealed to a court.

3. Shareholder or nominal holder of shares entitled to demand public acknowledgment of his rights to shares from the holder of the register of shareholders by issuing a statement from shareholders’ register, which is not a security.

4. A shareholder is entitled to appeal against the decision taken by the General meeting of shareholders with violation of the Law on Joint Stock Companies, other legal acts of the Russian Federation, the Charter, if he did not participate in general shareholders’ meeting or voted against the decision and that decision violated his rights and interests. The court is entitled to uphold the contested decision considering all the circumstances of the case, if the vote of the shareholder could not influence the voting results, the violations are not substantial, and the decision did not result in damages to the shareholder.

5. Shareholder (shareholders) of the company, holding in total at least 2 percent of the voting shares of the Company not later than 30 days after the end of the fiscal year of the company if the company’s charter does not set a later date, may contribute no more than two proposals in the agenda of the Annual General Meeting of Shareholders and nominate candidates for the Board of Directors and Internal Audit Commission, which number may not exceed the number of members of this body. Decision of the board of directors to refuse to include an item on the agenda of the General shareholders’ meeting or a candidate on the list of nominees for election to the Board of Directors and Internal Audit Commission may be appealed to a court.

6. Shareholder (shareholders) owning at least 10 percent of voting shares on the date of a claim is entitled to request an Extraordinary General Meeting of Shareholders.

Resolution of the Board of Directors of the Company with refusal to convene an extraordinary General meeting of shareholders may be appealed to a court. In the event that Board of Directors decided not to convene an Extraordinary General shareholders’ meeting or made no decision within the period set by the Law on JSC, the Extraordinary General shareholders’ meeting may be convened by persons who request it.

7. Shareholder (shareholders) holding in total at least 1 percent of outstanding common shares of the company may apply to the court with a claim to a member of the Board of Directors of the Company, the sole executive body (CEO), a member of the collective executive body (Management Board) for damages caused to the Company in the case provided for in paragraph 2 of Article 71 of the Law on JSC.

8. Shareholders which are owners of voting shares are entitled to demand redemption of all or part of their shares in the following cases: the reorganization of the company or a major transaction which is conducted by the decision adopted by the General meeting of shareholders in accordance with paragraph 2 of Article 89 of the Law on JSC if they voted against its reorganization, or against approving this transaction or they did not participate in voting on these items; changes and additions to the Company’s Charter or approval of the new edition of the Charter which restricts their rights if they voted against the decision or did not participate in voting.

9. Shareholder (shareholders) holding in total at least 10 percent of voting shares shall be entitled to demand an examination (audit) of financial and economic activity of the Company at any time.

10. A shareholder is entitled to demand from society to provide him for a fee with copies of documents stipulated by paragraph 1 of Article 89 of the Law on JSC and other documents of the Company stipulated by legal regulations of the Russian Federation.

11. Other rights stipulated by Russian legislation....

Other information on shares, disclosed by the Issuer at his sole discretion:

8.3. Information on previous issues of the Issuer’s issuable securities other than stocks

8.3.1. Information on issues which securities are all redeemed (annulled)

Type of securities: bonds

Form of securities: certificated and bearer

Series: 01

State registration number of the issue: 4-01-06005-A

State registration date of the issue 25.03.2003

Authority of state registration of the issue: FCSM of Russia

Additional issues of securities: None

Number of issue securities: 1,500,000

The nominal value of each share of the issue (in rubles): 1,000

Issue volume at par value: 1,500,000,000

Period (date) of redemption of issue securities: 11.04.2006

Cause of redemption of issue securities: fulfillment of obligations on securities

Type of securities: bonds

Form of securities: certificated and bearer

Series: 02

interest, non-convertible, with no possibility of early maturity, with maturity on the 1820-th day from the date of placement

State registration number of the issue: 4-02-06005-A

State registration date of the issue 24.11.2005

Authority of state registration of the issue: FFMS of Russia

Additional issues of securities: None

Number of issue securities: 3,000,000

The nominal value of each share of the issue (in rubles): 1 000

Issue volume at par value: 3,000,000,000

Period (date) of redemption of issue securities: 15.12.2010

Cause of redemption of issue securities: fulfillment of obligations on securities

8.3.2. Information on outstanding issues

Type of securities: bonds

Form of securities: certificated and bearer

Series: 03

interest, non-convertible, with maturity on the 1820th day from the date of placement

Obligatory centralized storage is set for the issue securities

Information on the depository that provides centralized storage of the issue securities

Full company name: The non-bank credit institution National Settlement Depositary Closed Joint Stock Company

Abbreviated company name: NBCI NSD CJSC

Location: 1/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

License information for depository activity

Number: 177-03431-000100

Date of issue: 04.12.2000

Expiry date:

Perpetual

Name of licensing authority: FCSM (FFMS) of Russia

Number of issue securities: 5,000,000

The nominal value of each share of the issue (in rubles): 1,000

Issue volume at par value: 5,000,000,000

State registration number of the issue: 4-03-06005-A

State registration date of the issue 17.01.2008

Authority of state registration of the issue: FFMS of Russia

The state registration of report on issue results has not been performed in accordance with the law

Additional issues of securities: None

The rights granted by each security:

Bondholder has the right to receive repayments of nominal value on the date stipulated in Bond Resolution and Prospectus.

Bondholder is entitled to receive interest fixed in it from the face value of bonds (coupon), the procedure to determine it is stated in paragraph 9.3. Bond Resolution and paragraph 9.1.2 of the Prospectus.

In case of failure or improper performance, as well as the failure of the Issuer to perform its obligations under the Bonds in accordance with the Bond Resolution and Prospectus, the owners and/or nominal holders of the Bonds (if such nominal holders are authorized to receive the amounts of payments on the Bonds) have a right to appeal with request to the grantor of the Bonds referred to in paragraph 12 of Bond Resolution and section 9.1.2 g) of Prospectus.

Secured bond gives its holder all the rights arising from such collateral. With the transfer of rights to the secured Bond, the new owner (purchaser) acquires all the rights arising from such collateral. Transfer of rights arising from the provision of collateral without transfer of the rights to the Bond is invalid.

Information on the enforcement of obligations under the Bonds and the procedure for owners and/or nominal holders of the Bonds (if such nominal holders authorized to receive the amounts of payments on the Bonds) in the event of default (refusal to perform), or improper performance of the Issuer of its obligations under the Bonds of this issue are described in par. 9.7 and par. 12 of the Bond Resolution and par. 9.1.2 of the Prospectus.

If an issue of the Bonds is declared as invalid or void by the law, the Issuer is obliged to provide the owners of the Bonds with repayment of investment.

Bondholder is entitled to exercise other rights stipulated by the law of the Russian Federation.

Issue securities are under placement: No

Procedure and terms of redemption of issue securities:

Bonds shall be redeemed by the payment agent on behalf and at the expense of the Issuer (hereinafter referred to as the Paying Agent). If the maturity date falls on a weekend day - regardless of whether it is a public holiday or a day with no payment transactions - then payment of the due amount shall be done on the first working day following the weekend. Bondholder has no right to request any interest or any other compensation for the delay in payment. Bonds shall be redeemed at face value. Payment of the face value of the bonds in case of redemption is made in Russian rubles by bank transfer (cashless). Payment of the face value of the bonds shall be made in the following order: Payment shall be made in the currency of the Russian Federation on a cashless basis in favour of the owners of the Bonds, which are established as that at the end of the trading day of NDC (National Depository Center), preceding 3rd (third) business day before the date of Bond redemption (hereafter referred as the Date of Inventory of Owners and/or nominal holders of the Bonds for the payment of redemption). It is presumed that the nominal holders, which are NDC depositors, are authorized to receive monetary means of payment amount for the Bonds. The NDC depositors, which are nominal holders and which are not authorized by their clients to receive monetary means of the payment amount for Bonds, should hand over to NDC the list of Bond owners , which should contain all the details listed below on the List of owners and/or nominal holders of the Bonds for the redemption payment, not later than 12 hours 00 minutes a.m. (Moscow time) on the day preceding 2 (two) working day before the date of redemption. Owner of the Bonds, if he is not a NDC depositor may authorize the nominal holder of the Bonds that is a NDC depositor, to receive the amount from the payment of Bond redemption. If the owner’s rights to the Bonds  are considered by the nominal holder of the Bonds and the nominal holder of the Bonds is authorized to receive the redemption value of the Bonds, then the person entitled to receive the redemption value of the Bonds means the nominal holder of the Bonds.

If the owner’s rights to the Bonds are not considered by the nominal holder of the Bonds and the nominal holder of the Bonds is not authorized by the owner to receive the redemption value of the Bonds, then the person entitled to receive the redemption value of the Bonds means the owner of the Bonds. Based on existing and/or data provided by depositors, NDC makes the List of owners and/or nominal holders of the Bonds for the payment of redemption and provides it to the Issuer and the Paying Agent no later than on the 2nd (second) business day prior to the date of the Bond redemption. The List of owners and/or nominal holders of the Bonds for the payment of redemption includes the following data:

a) full name (full name owner  for an individual) of the person authorized to receive repayment amount for the Bonds;

b) the number of Bonds accounted for person authorized to receive repayment amount for  the Bonds;

c) location and postal address of the person authorized to receive repayment amount for  the Bonds;

d) details of the bank account of the person authorized to receive repayment amount for the Bonds, namely:

•  Bank account number;

•  Name of the bank (including the city of the bank) where the account is opened;

•  Correspondent account of the bank where the account is opened;

•  Bank identification code of the bank where the account is opened;

e) Taxpayer Identification Number (TIN) of the person authorized to receive repayment amount for the Bonds;

f) tax status of the person authorized to receive repayment amount for the Bonds (resident, non-resident with permanent representation in the Russian Federation, a non-resident without permanent representation in the Russian Federation, etc.).

Owners of the Bonds, their authorized persons, including depositors of the NDC, check on their own the completeness and relevance of the bank account details provided by them to the NDC. In case of failure or delay in submission of account details by above mentioned persons from NDC, such commitments are made to the person presenting the requirement for the fulfilment of obligations and being the owner of the Bonds at the date of the request. In doing so, the Issuer’s obligations under the Bonds shall be based on data from the NDC, and then the Issuer’s obligations are considered as fulfilled in full and appropriate manner. In the event that bank account details and other information, provided by the owner or nominal holder, or available at the Depository, necessary for the Issuer to fulfil its obligations under the Bonds, do not permit the Paying Agent to carry out the transfer of funds, such a delay cannot be regarded as overdue performance of obligations under the Bonds, and the owner of the Bonds is not entitled to claim any interest or any other compensation for the delay in payment. Not later than on the 2nd (second) business day prior to the redemption date, the Issuer shall transfer the necessary funds to the account of the Paying Agent. Based on the List of owners and/or nominal holders of the Bonds for the redemption payment, provided by the Depositary, the Paying Agent calculates the cash amounts payable to each of the persons authorized to receive repayment sums on the Bonds. On the date of Bond redemption, the Paying Agent shall transfer the necessary funds to the accounts of persons authorized to receive payment of the redemption amount of the Bonds in favour of the owners of the Bonds. If one person is authorized to receive repayment amounts of the Bonds by several owners of the Bonds, then the total sum shall be transferred to such person without breakdown by each owner of Bonds. Fulfilment of obligations under the Bonds in regard to the person included in the List of owners and/or nominal holders of the Bonds for the redemption payment is properly acknowledged, including the case of transfer of ownership of the Bonds after the date of the above list compilation. Issuer’s obligations to pay the redemption amounts under the Bonds shall be deemed fulfilled since the drawing from the Paying Agent’s account in payment to the owners of the Bonds.

Maturity of the bond issue:

Start date:

1820th (one thousand eight hundred and twentieth) day from the date of the Bond issue placement.

End date:

Start and end dates of the repayment period are the same

Early repayment is not provided.

Obligatory centralized storage of bonds of the issue is provided.

Depository that provides centralized storage:

Full name: Non-Profit Partnership National Depository Center

Abbreviated name: NDC

Location: 1/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow, Russia

Postal address: 13 ul. Mashkova, bld. 1, Moscow 105062, Russia

TIN: 7706131216

Phone: (495) 956-2790, (495) 956-2791

License number: 177-03431-000100

Date of issue: 4.12.2000

Period of validity perpetual license

Licensing authority: FCSM of Russia

For all bonds of the issue, a certificate (hereinafter referred to as Certificate) is issued, which is subject to obligatory centralized storage in Non-Profit Partnership National Depository Center (also hereafter referred to as NDC and Depositary). Prior to the Bond placement date, the Issuer sends Certificate to NDC for storage. Sample Certificate is attached to the Bond Resolution and Prospectus. Handing over of some certificates of the Bonds to the owners of the Bonds is not provided. Owners of the Bonds shall not demand handing over of Certificate. Registration and verification of rights to the Bonds, registration and verification of transfer of the Bonds, including cases of bond encumbrance, is made by NDC, acting as the depositary, and also by depositories, which are depositors relating to NDC (hereinafter collectively referred to as Depositaries). Ownership of bonds is confirmed by statements of deposit accounts, issued by NDC and Depositaries. Ownership of the Bonds passes from one person to another at the moment of making a credit entry on the deposit account of the purchaser of the Bonds at NDC and Depositaries. Write-off of bonds from the deposit account in case of redemption is made after Issuer’s execution of all obligations to the holders of the Bonds with payments of coupon and face value of bonds.

Redemption of Certificate is made after the cancellation of all bonds from deposit accounts in NDC.

Bond interest rate (coupon), payment procedure and conditions:

Procedure for calculating the yield on bonds payable to holders of bonds:

Coupon (interest) period               Coupon (interest) rate

Start date          End date

1. Coupon: The interest rate on the first coupon - C1 - is determined by an auction among potential purchasers of the Bonds on the first day of placement. The procedure and conditions of the auction are given in par. 9.3 of the Bond Resolution and par. 9.1.2 of the Bond Prospectus

Dated Date of the first coupon of the issue will be the starting date of Bond placement. The end date of the first coupon period is the date of payment of the coupon, i.e., 182-th day from the starting date of Bond issue placement. Amount paid on the first coupon per Bond is calculated from the following formula:

K1 = C1 * Nom * (T(1) - T(0))/ 365/ 100%,

where

K1 is amount of coupon payments on the 1 coupon per bond, in rubles;

C1 is interest rate on the 1st coupon, per cent per annum;

Nom is face value per Bond, rub.;

T (0) is start date of the 1-th coupon period;

T (1) is end date of the 1st coupon period.

The sum of coupon payment is determined with an accuracy of one kopeck (rounded in accordance with mathematical rules of rounding to the nearest whole number. The rules of mathematical rounding should be understood as a rounding method where the whole kopeck (kopecks) does not change if the next figure is from 0 to 4, and increases by one if the next figure is from 5 to 9).

2. Coupon: The interest rate on the second coupon - C2 - is determined in accordance with the procedures specified in the paragraph below.

Dated Date of the second coupon of the issue will be the 182th day from Bond placement. The end date of the second coupon period is the date of payment of the coupon, i.e., 364th day from the starting date of Bond issue placement. Amount paid on the second coupon per Bond is calculated from the following formula:

K2 = C2 * Nom * (T(2) - T(1))/ 365/ 100%,

where

K2 is amount of coupon payments on the 2 coupon per bond, in rubles;

C2 is interest rate on the 2nd coupon, per cent per annum;

Nom is face value per Bond, rub.;

T(1) is start date of the 2-th coupon period;

T (2) is end date of the 1st coupon period.

The sum of coupon payment is determined with an accuracy of one kopeck (rounded in accordance with mathematical rules of rounding to the nearest whole number. The rules of mathematical rounding should be understood as a rounding method where the whole kopeck (kopecks) does not change if the next figure is from 0 to 4, and increases by one if the next figure is from 5 to 9).

3. Coupon: The interest rate on the third coupon – C3 - is determined in accordance with the procedures specified in the paragraph below.

Dated Date of the third coupon of the issue will be the 364th day from Bond placement. The end date of the third coupon period is the date of payment of the coupon, i.e., 546-th day from the starting date of Bond issue placement. Amount paid on the third coupon per Bond is calculated from the following formula:

K3 = C3 * Nom * (T(3) - T(2))/ 365/ 100%,

where

K3 is amount of coupon payments on the 3rd coupon per Bond, in rubles;

C3 is interest rate on the 3rd coupon, per cent per annum;

Nom is face value per Bond, rub.;

T(2) is start date of the 3rd coupon period;

T(3) is end date of the 3rd coupon period.

The sum of coupon payment is determined with an accuracy of one kopeck (rounded in accordance with mathematical rules of rounding to the nearest whole number. The rules of mathematical rounding should be understood as a rounding method where the whole kopeck (kopecks) does not change if the next figure is from 0 to 4, and increases by one if the next figure is from 5 to 9).

4. Coupon: The interest rate on the fourth coupon - C4 - is determined in accordance with the procedures specified in the paragraph below.

Dated Date of the fourth coupon of the issue will be the 546th day from Bond placement. The end date of the fourth coupon period is the date of payment of the coupon, i.e., 728th day from the starting date of Bond issue placement. Amount paid on the fourth coupon per Bond is calculated from the following formula:

K4 = C4 * Nom * (T(4) - T(3))/ 365/ 100%,

where

K4 is amount of coupon payments on the 4th coupon per Bond, in rubles;

C4 is interest rate on the 4th coupon, per cent per annum;

Nom is face value per Bond, rub.;

T(3) is start date of the 4th coupon period;

T(4) is end date of the 4th coupon period.

The sum of coupon payment is determined with an accuracy of one kopeck (rounded in accordance with mathematical rules of rounding to the nearest whole number. The rules of mathematical rounding should be understood as a rounding method where the whole kopeck (kopecks) does not change if the next figure is from 0 to 4, and increases by one if the next figure is from 5 to 9).

5. Coupon: The interest rate on the fifth coupon - C5 - is determined in accordance with the procedures specified in the paragraph below.

Dated Date of the fifth coupon of the issue will be the 728th day from Bond placement. The end date of the fifth coupon period is the date of payment of the coupon, i.e., 910th day from the starting date of Bond issue placement. Amount paid on the fifth coupon per Bond is calculated from the following formula:

K5 = C5 * Nom * (T(5) - T(4))/ 365/ 100%,

where

K5 is amount of coupon payments on the 5th coupon per Bond, in rubles;

C5 is interest rate on the 5th coupon, per cent per annum;

Nom is face value per Bond, rub.;

T(4) is start date of the 5th coupon period;

T(5) is end date of the 5th coupon period.

The sum of coupon payment is determined with an accuracy of one kopeck (rounded in accordance with mathematical rules of rounding to the nearest whole number. The rules of mathematical rounding should be understood as a rounding method where the whole kopeck (kopecks) does not change if the next figure is from 0 to 4, and increases by one if the next figure is from 5 to 9).

6. Coupon: The interest rate on the sixth coupon - C6 - is determined in accordance with the procedures specified in the paragraph below.

Dated Date of the sixth coupon of the issue will be the 910th day from Bond placement. The end date of the sixth coupon period is the date of payment of the coupon, i.e., 1092-th day from the starting date of Bond issue placement. Amount paid on the sixth coupon per Bond is calculated from the following formula:

K6 = C6 * Nom * (T(6) - T(5))/ 365/ 100%,

where

K6 is amount of coupon payments on the 6th coupon per Bond, in rubles;

C6 is interest rate on the 6th coupon, per cent per annum;

Nom is face value per Bond, rub.;

T(5) is start date of the 6th coupon period;

T(6) is end date of the 6th coupon period.

The sum of coupon payment is determined with an accuracy of one kopeck (rounded in accordance with mathematical rules of rounding to the nearest whole number. The rules of mathematical rounding should be understood as a rounding method where the whole kopeck(s) does not change if the next figure is from 0 to 4, and increases by one if the next figure is from 5 to 9).

7. Coupon: The interest rate on the seventh coupon - C7 - is determined in accordance with the procedures specified in the paragraph below.

Dated Date of the seventh coupon of the issue will be the 1092nd day from Bond placement. The end date of the seventh coupon period is the date of payment of the coupon, i.e., 1274th day from the starting date of Bond issue placement. Amount paid on the seventh coupon per Bond is calculated from the following formula:

K7 = C7 * Nom * (T(7) - T(6))/ 365/ 100%,

where

K7 is amount of coupon payments on the 7th coupon per Bond, in rubles;

C7 is interest rate on the 7th coupon, per cent per annum;

Nom is face value per Bond, rub.;

T(6) is start date of the 7th coupon period;

T(7) is end date of the 7th coupon period.

The sum of coupon payment is determined with an accuracy of one kopeck (rounded in accordance with mathematical rules of rounding to the nearest whole number. The rules of mathematical rounding should be understood as a rounding method where the whole kopeck (kopecks) does not change if the next figure is from 0 to 4, and increases by one if the next figure is from 5 to 9).

8. Coupon: The interest rate on the eighth coupon - C8 - is determined in accordance with the procedures specified in the paragraph below.

Dated Date of the eighth coupon of the issue will be the 1274th day from Bond placement. The end date of the eighth coupon period is the date of payment of the coupon, i.e., 1456th day from the starting date of Bond issue placement. Amount paid on the eighth coupon per Bond is calculated from the following formula:

K8 = C8 * Nom * (T(8) - T(7))/ 365/ 100%,

where

K8 is amount of coupon payments on the 8th coupon per Bond, in rubles;

C8 is interest rate on the 8th coupon, per cent per annum;

Nom is face value per Bond, rub.;

T(7) is start date of the 8th coupon period;

T(8) is end date of the 8th coupon period.

The sum of coupon payment is determined with an accuracy of one kopeck (rounded in accordance with mathematical rules of rounding to the nearest whole number. The rules of mathematical rounding should be understood as a rounding method where the whole kopeck (kopecks) does not change if the next figure is from 0 to 4, and increases by one if the next figure is from 5 to 9).

9. Coupon: The interest rate on the ninth coupon - C9 - is determined in accordance with the procedures specified in the paragraph below.

Dated Date of the ninth coupon of the issue will be the 1456th day from Bond placement. The end date of the ninth coupon period is the date of payment of the coupon, i.e., 1638th day from the starting date of Bond issue placement. Amount paid on the ninth coupon per Bond is calculated from the following formula:

K9 = C9 * Nom * (T(9) - T(8))/ 365/ 100%,

where

K9 is amount of coupon payments on the 9th coupon per Bond, in rubles;

C9 is interest rate on the 9th coupon, per cent per annum;

Nom is face value per Bond, rub.;

T(8) is start date of the 9th coupon period;

T(9) is end date of the 9th coupon period.

The sum of coupon payment is determined with an accuracy of one kopeck (rounded in accordance with mathematical rules of rounding to the nearest whole number. The rules of mathematical rounding should be understood as a rounding method where the whole kopeck (kopecks) does not change if the next figure is from 0 to 4, and increases by one if the next figure is from 5 to 9).

10. Coupon: The interest rate on the tenth coupon - C10 - is determined in accordance with the procedures specified in the paragraph below.

Dated Date of the tenth coupon of the issue will be the 1638th day from Bond placement. The end date of the tenth coupon period is the date of payment of the coupon, i.e., 1820th day from the starting date of Bond issue placement. Amount paid on the tenth coupon per Bond is calculated from the following formula:

K10 = C10 * Nom * (T(10) - T(9))/ 365/ 100%,

where

K10 is amount of coupon payments on the 10th coupon per Bond, in rubles;

C10 is interest rate on the 10th coupon, per cent per annum;

Nom is face value per Bond, rub.;

T(9) is start date of the 10th coupon period;

T(10) is end date of the 10th coupon period.

The sum of coupon payment is determined with an accuracy of one kopeck (rounded in accordance with mathematical rules of rounding to the nearest whole number. The rules of mathematical rounding should be understood as a rounding method where the whole kopeck (kopecks) does not change if the next figure is from 0 to 4, and increases by one if the next figure is from 5 to 9).

11. Coupon: The interest rate on the eleventh coupon - C11 - is determined in accordance with the procedures specified in the paragraph below.

Dated Date of the eleventh coupon of the issue will be the 1820th day from Bond placement. The end date of the eleventh coupon period is the date of payment of the coupon, i.e., 2002nd day from the starting date of Bond issue placement. Amount paid on the eleventh coupon per Bond is calculated from the following formula:

K11 = C11 * Nom * (T(11) - T(10))/ 365/ 100%,

where

K11 is amount of coupon payments on the 11th coupon per Bond, in rubles;

C11 is interest rate on the 11th coupon, per cent per annum;

Nom is face value per Bond, rub.;

T(10) is start date of the 11th coupon period;

T(11) is end date of the11th coupon period.

The sum of coupon payment is determined with an accuracy of one kopeck (rounded in accordance with mathematical rules of rounding to the nearest whole number. The rules of mathematical rounding should be understood as a rounding method where the whole kopeck (kopecks) does not change if the next figure is from 0 to 4, and increases by one if the next figure is from 5 to 9).

12. Coupon: The interest rate on the twelfth coupon - C12 - is determined in accordance with the procedures specified in the paragraph below.

Dated Date of the twelfth coupon of the issue will be the 2002nd day from Bond placement. The end date of the twelfth coupon period is the date of payment of the coupon, i.e., 2184th day from the starting date of Bond issue placement. Amount paid on the twelfth coupon per Bond is calculated from the following formula:

K12 = C12 * Nom * (T(12) - T(11))/ 365/ 100%,

where

K12 is amount of coupon payments on the 12th coupon per Bond, in rubles;

C12 is interest rate on the 12th coupon, per cent per annum;

Nom is face value per Bond, rub.;

T(11) is start date of the 12th coupon period;

T(12) is end date of the 12th coupon period.

The sum of coupon payment is determined with an accuracy of one kopeck (rounded in accordance with mathematical rules of rounding to the nearest whole number. The rules of mathematical rounding should be understood as a rounding method where the whole kopeck (kopecks) does not change if the next figure is from 0 to 4, and increases by one if the next figure is from 5 to 9).

13. Coupon: The interest rate on the thirteenth coupon - C13 - is determined in accordance with the procedures specified in the paragraph below.

Dated Date of the thirteenth coupon of the issue will be the 2184th day from Bond placement. The end date of the thirteenth coupon period is the date of payment of the coupon, i.e., 2366th day from the starting date of Bond issue placement. Amount paid on the thirteenth coupon per Bond is calculated from the following formula:

K13 = C13 * Nom * (T(13) - T(12))/ 365/ 100%,

where

K13 is amount of coupon payments on the 13th coupon per Bond, in rubles;

C13 is interest rate on the 13th coupon, per cent per annum;

Nom is face value per Bond, rub.;

T(12) is start date of the 13th coupon period;

T(13) is end date of the 13th coupon period.

The sum of coupon payment is determined with an accuracy of one kopeck (rounded in accordance with mathematical rules of rounding to the nearest whole number. The rules of mathematical rounding should be understood as a rounding method where the whole kopeck (kopecks) does not change if the next figure is from 0 to 4, and increases by one if the next figure is from 5 to 9).

14. Coupon: The interest rate on the fourteenth coupon - C14 - is determined in accordance with the procedures specified in the paragraph below.

Dated Date of the fourteenth coupon of the issue will be the 2366th day from Bond placement. The end date of the fourteenth coupon period is the date of payment of the coupon, i.e., 2548th day from the starting date of Bond issue placement. Amount paid on the fourteenth coupon per Bond is calculated from the following formula:

K14 = C14 * Nom * (T(14) - T(13))/ 365/ 100%,

where

K14 is amount of coupon payments on the 14th coupon per Bond, in rubles;

C14 is interest rate on the 14th coupon, per cent per annum;

Nom is face value per Bond, rub.;

T(13) is start date of the 14th coupon period;

T(14) is end date of the 14th coupon period.

The sum of coupon payment is determined with an accuracy of one kopeck (rounded in accordance with mathematical rules of rounding to the nearest whole number. The rules of mathematical rounding should be understood as a rounding method where the whole kopeck (kopecks) does not change if the next figure is from 0 to 4, and increases by one if the next figure is from 5 to 9).

The procedure for determining the interest rate on the first coupon:

The interest rate on the first coupon is determined by an auction holding on MICEX SE among potential purchasers of the Bonds on the first day of placement.

On the day of the auction, Bidders of MICEX SE file two-sided applications for the purchase of the Bonds with the settlement code T0 using the bidding system of MICEX as on their expense and the expense and on behalf of clients to the Underwriter. Time and procedure for Auction application are set by MICEX SE in consultation with the Underwriter and/or the Issuer. On the day of placement, a period for applications and a period for deals are set.

Purchase Request should contain the following significant conditions:

i. Purchase price;

ii. Number of Bonds;

iii. The value of an acceptable interest rate for the first coupon;

iv. Other items in accordance with the rules of securities trading on the MICEX.

Funds must be reserved in an amount sufficient to complete full payment of the Bonds as indicated in the applications including fees of the MICEX EX and MICEX CJSC.

As the purchase price, there must be indicated the offering price of the Bonds established by the Bond Prospectus and the Bond Resolution.

As the number of Bonds, there should be specified the maximum amount of bonds that a potential buyer would like to purchase in case the Issuer will appoint the interest rate on the first coupon greater than or equal to the value specified in his application as acceptable interest rate on the first coupon.

As the value of an acceptable interest rate on the first coupon, there should be indicated the interest rate on the first coupon at which, if offered by the Issuer, a potential investor would be willing to buy the amount of Bonds specified in the application. The value of an acceptable interest rate must be expressed in percent per annum up to one-hundredth cent.

Condition of acceptance for an application of the Bidder of MICEX SE is to fulfil the conditions of the sufficiency of the guarantee provided under Regulations of the MICEX CJSC on Clearing Activity on stock market.

Issuer decides on the interest rate on the first coupon and reports it to MICEX ES in writing. Following the publication of interest rate on the first coupon by a news agency, the Issuer informs the Underwriter on the value of the interest rate on the first coupon.

Underwriter publishes an announcement about the value of the interest rate on the first coupon using the bidding system of MICEX SE by sending an email to all Bidders.

Information on a specific rate on the first coupon is revealed by the Issuer in the manner indicated in par. 11 of the Bond Resolution and par. 2.9 of the Bond Prospectus.

The procedure for determining the interest rate on the coupons following the first:

1) Not later than on the 2nd (second) working day prior to the date of the placement, the Issuer may decide to purchase the Bonds from their owners during the last 5 (five) working days of the jth coupon period (j = 1-9). In case of such a decision made by the Issuer, interest rates on all coupons of the Bonds, whose number is less than or equal to j, are set equal to the interest rate on the first coupon. This information, including serial numbers of coupons, which interest rate will be equal to the interest rate on the first coupon, and the serial number of the coupon period (j), in which the owners of the Bonds may demand the purchase of the Bonds by the Issuer, shall be conveyed to potential purchasers of the Bonds by publication within the following period starting from the date of execution of the minutes of the issuer’s authorized body meeting adopted the resolution to purchase the Bonds:

• In the news feed (of AK&M or Interfax, or ANO AZIPI) — within 1 (one) day;

• On the Web site www.wbd.ru within 2 (two) days.

An announcement is published no later than 1 (one) business day prior to the date of Bond placement.

If such a decision is not made by the Issuer, interest rates on all coupons starting with the second one will be set equal to the interest rate on the first coupon.

2) Interest rate on the coupons, which value (calculation procedure) has not been established by the Issuer prior to the date of issue (i = (j +1),., 10), is determined by the Issuer in numerical terms on the Date of establishment of the ith coupon, which begins no later than 7 (seven) working days prior to the date of payment of (i-1)th coupon. On the Date of determining the ith coupon, the Issuer has the right to set rates for any of the coupons following after the ith coupon (in doing so, k is the number of the last defined coupon). The interest rate on the ith coupon shall be communicated by the Issuer to the holders of the Bonds within a period of 5 (five) working days prior to the start of the ith coupon period on bonds, through the publication of relevant announcement in the manner specified in par. 11 of the Bond Resolution and par. 2.9 of the Bond Prospectus.

3) If, after the announcement of coupon rates (in accordance with the preceding subparagraphs), there will remain uncertain rates of at least one follow-up coupon of the Bonds, then the Issuer is obliged at the time of announcement on the rates of the ith and the other defined coupons on bonds to ensure the right of owners of Bonds to request the purchase of Bonds from the Issuer during the past five (5) working days of the kth coupon period (if the issuer determines rate for only one ith coupon, i = k). This information, including serial numbers of coupons, which interest rate has been set on the Date of establishment of the ith coupon, as well as the serial number of the coupon period (k), in which the purchase of bonds shall be done, is communicated to potential purchasers of the Bonds by the publication in the manner specified in par. 11 of the Bond Resolution and par. 2.9 of the Bond Prospectus.

The Issuer shall inform the MICEX SE on decisions made in accordance with clauses (2) and (3) of this section of the Bond Resolution, and also subpar. (2) and (3) of par. 9.1.2. (a) of the Bond Prospectus, including the defined rates, within 5 (five) working days prior to the expiration date of (i-1)th coupon period (the period in which the interest rate is determined on ith and subsequent coupons).

Full and abbreviated company name: Moscow Interbank Currency Exchange Closed Joint Stock Company (CJSC MICEX)

Location: 13 Bolshoy Kislovskiy per., Moscow 125009, Russia

Postal address: 13 Bolshoy Kislovskiy per., Moscow 125009, Russia

License information:

License number of the stock exchange: 077-10489-000001

Date of license issue: August 23, 2007

License validity: perpetual

Licensing authority: FFMS of Russia

Information on the entity providing collateral for securities of the issue:

Full name: Limited Liability Company Wimm-Bill-Dann Finance

Abbreviated name: WBD Finance LLC

Location: 13 Solyanka, bld. 2, Moscow 109028, Russia

Location of the permanent executive body of the guarantor: 13 Solyanka, bld. 2, Moscow 109028, Russia

The guarantor providing collateral is jointly liable for Issuer’s failure (improper fulfilment) to fulfil obligations under the Bonds. With the transfer of ownership on the Bond, its acquirer takes over the rights to provided surety to the same extent and under the same conditions that exist at the time of transfer of ownership on the Bond. Transfer of rights arising from the provision of surety without transfer of the ownership on the Bond is invalid. Information on the enforcement of obligations under the Bonds of the issue and the procedure for owners and/or nominal holders of the Bonds in the event of default (refusal to perform), or improper performance of the Issuer of its obligations under the Bonds of this issue are described in par. 9.7, 12.2 of the Bond Resolution and par. 9.1.2 of the Bond Prospectus.

Interest rate (coupon) on the Bonds is determined in accordance with the Bond Resolution (state registration number 4-03-06005-A dated January 17, 2008), approved by the Board of Directors of WBD Foods OJSC on December 14, 2007, the Minutes No. 14-12 dated December 17, 2007.

Interest rates for the sixth, seventh, eighth, ninth and tenth coupon period is equal to 7.45% per annum, determined by the Chairman of the Board of WBD Foods OJSC on 20.08.2010, Order No. 20-08 dated 20.08.2010.

The total amount of yield paid on bonds is 1,367,409,482 (One billion three hundred sixty-seven million four hundred and nine thousand four hundred eighty-two) rubles 24 (Twenty Four) kopecks, including:

• interest rate of the 1st coupon period, paid on the bonds, amounted to 231,850,000 (Two hundred and thirty one million eight hundred fifty thousand) rubles and 00 (zero) kopecks;

• interest rate of the 2nd coupon period, paid on the bonds, amounted to 231,850,000 (Two hundred and thirty one million eight hundred fifty thousand) rubles and 00 (zero) kopecks;

• interest rate of the 3rd coupon period, paid on the bonds, amounted to 279,693,060 (two hundred and seventy-nine million six hundred ninety-three thousand and sixty) rubles 48 (Forty eight) kopecks;

• interest rate of the 4th coupon period, paid on the bonds, amounted to 279,693,060 (two hundred and seventy-nine million six hundred ninety-three thousand and sixty) rubles 48 (Forty eight) kopecks;

• interest rate of the 5th coupon period, paid on the bonds, amounted to 279,693,060 (two hundred and seventy-nine million six hundred ninety-three thousand and sixty) rubles 48 (Forty eight) kopecks;

• interest rate of the 6th coupon period, paid on the bonds, amounted to 64,630,300 (Sixty-four million six hundred thirty thousand three hundred) rubles 80 kopecks.

Type of securities: bonds

Form of securities: certificated and bearer

Series: BO-06 (“БO-06”)

interest, non-convertible exchange bonds with maturity on the 1,092nd day from the date of placement

Obligatory centralized storage is set for the issue securities

Information on the depository that provides centralized storage of the issue securities

Full company name: The non-bank credit institution National Settlement Depositary Closed Joint Stock Company

Abbreviated company name: NBCI NSD CJSC

Location: 1/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow, Russia

License information for depository activity

Number: 177-03431-000100

Date of issue: 04.12.2000

Expiry date:

Perpetual

Name of licensing authority: FCSM (FFMS) of Russia

Number of issue securities: 5,000,000

The nominal value of each share of the issue (in rubles): 1,000

Issue volume at par value: 5,000,000,000

State registration number of the issue: 4B02–06-06005-A

State registration date of the issue 20.11.2009

Authority of state registration of the issue: Organizer of trade

The state registration of issue report has not been performed not required

Additional issues of securities: No

The rights granted by each security:

1. 1. The owner of the Exchange Traded Bond is entitled to receive face value (par value of the remainder, if part of it has already been paid to owners of Exchange Traded Bonds) of the exchange bond at maturity of the exchange bonds within the period specified in the Bond Resolution and the Bond Prospectus.

2. 2. The owner of the Exchange Traded Bond is entitled to receive the coupon yield (as a percentage of the par value of the remainder of the Exchange Traded Bonds) at the end of each coupon period.

3. 3. Owner of the Exchange Traded Bond is entitled to recover his investment if the issue of the Exchange Traded Bonds is declared invalid or void in accordance with the laws of the Russian Federation.

4. 4. Owner of Exchange Traded Bonds have the right to demand purchase of all or part of his Exchange Traded Bonds in the cases and under conditions stipulated by the Bond Resolution and the Prospectus.

5. 5. Owner of Exchange Traded Bonds have the right to demand early redemption of Exchange Traded Bonds and payment to him of accrued coupon income on Exchange Traded Bonds, calculated at the date of fulfilment of obligations on early redemption of Exchange Traded Bonds, in the following cases:

1) stocks and bonds of all classes and types of the Issuer of Exchange Traded Bonds will be excluded from the list of securities admitted to trading on all stock exchanges that admitted Exchange Traded Bonds for trading (except for delisting of bonds at their maturity).

2) delay of more than 7 (seven) days in performance by the Issuer of his obligations to pay the coupon on Exchange Traded Bonds of the issue, starting from the date of payment on the due coupon, established in accordance with the Bond Resolution and the Bond Prospectus;

3) announcement by the Issuer of its inability to meet financial obligations in respect of Bonds of this issue;

4) delay of more than 30 (thirty) working days in performance by the Issuer of his repayment obligations (including early repayment) and/or in acquisition, decided by the Issuer, of any bonds issued by the Issuer on the territory of the Russian Federation.

Early repayment is allowed only after placement and full payment of the bonds, except for early redemption in connection with the exclusion of stocks or bonds of all classes and types of the Issuer of Exchange Traded Bonds from the list of securities admitted to trading on all stock exchanges that have perform admission of Exchange Traded Bonds to trading (except delisting of bonds at maturity or redemption).

6. 6. In the event of liquidation of the Issuer an owner of the Exchange Traded Bonds entitled to receive the owed money in priority order established in accordance with Article 64 of the Civil Code of the Russian Federation.

All the debt of the Issuer on the Exchange Traded Bonds of this issue will be legally equal and equally binding.

7. 7. Owner of Exchange Traded Bonds have the right to freely sell or otherwise dispose of Exchange Traded Bonds under condition that trading of Exchange Traded Bonds can be done only at Stock Exchange. The Issuer is obliged to secure the rights of owners of Exchange Traded Bonds if they act in compliance with the applicable law of the Russian Federation for the implementation of these rights.

Issue securities are under placement: Yes

Method of bond placement: public offering

Period of Placement

1:

Date of placement of Exchange Traded Bonds established by the authorized governing body of the Issuer.

If, at the time of an event, of which the Issuer must disclose in accordance with applicable federal laws and regulations of the federal executive body for the securities market, a different procedure and deadlines is established for the disclosure of such an event, rather than the procedure and deadlines provided by the Bond Resolution and the Prospectus, information on this event is revealed in the manner and time stipulated by federal laws and regulations of the federal executive body for the Securities Market, effective at the time of occurrence.

Announcement about the date of placement of Exchange Traded Bonds is published by the Issuer in accordance with the requirements of the Regulations on information disclosure by issuers of issuable securities approved by the FFMS Order dated 10.10.2006 No 06-117/pz-n

Placement Term is determined by reference to the date of disclosure of some information on the issue (additional issue) of securities

Procedure for the disclosure of such information:

• In the news feed of a news agency, authorized by federal executive body for the securities market to disclosure on the securities market (hereinafter referred to as News Feed) - no later than 5 (five) days before the date of the placement of securities;

• on the Issuer’s Internet website on the at www.wbd.ru: - no later than 4 (four) days before the date of securities placement.

Method of bond placement:

Placement of Bonds can be started no earlier than 7 (seven) days from the date of disclosure by the Issuer and the stock exchange, adopted admission of exchange bonds for trading, of information on the admission of Exchange Traded Bonds for trading on the stock exchange.

Announcement on the admission of Exchange Traded Bonds for trading during their placement and how to access the information contained in the Bond Prospectus is published by the Issuer in the manner and time specified in par. 11 of the Bond Resolution and par. 2.9 of the Bond Prospectus.

Placement price

Price (prices) or the procedure for determining the offering price of securities:

The placement price of Exchange Traded Bonds in the first and subsequent days of placement is set to 100% (hundred percent) of the par value of Exchange Traded Bonds, representing 1,000 (one thousand) rubles per Bond.

Starting from the second day of issue of Exchange Traded Bonds, the buyer for the transaction of sale of Bonds also pays accrued coupon yield (ACY) on Exchange Traded Bonds, defined by the following formula:

ACY = Nom * C1 * (T - T0)/365/ 100%, where

ACY — Accrued coupon yield, rub.

Nom is face (nominal) value per Exchange Traded Bond, rub.;

C1 is interest rate of the first coupon, interest per annum;

T is the date of placement of Exchange Traded Bonds;

T0 is the starting date of placement of Exchange Traded Bonds;

The value of the accrued coupon yield per Exchange Traded Bond is determined up to one kopeck (rounded by the mathematical rules of rounding. The rules of mathematical rounding should be understood as a rounding method where the whole kopeck (kopecks) does not change if the next figure is from 0 to 4, and increases by one if the next figure is from 5 to 9).

Preemptive right

The procedure of preemptive right to purchase securities to be placed:

Preemptive right to purchase the securities are not provided.

Conditions and payment procedure of securities

Term of payment for the securities:

Exchange Traded Bonds are placed after full payment for them.

In this case, the funds should be reserved on the trading accounts of the Bidders in the NON-BANK CREDIT INSTITUTION CLEARING HOUSE OF MOSCOW INTERBANK CURRENCY EXCHANGE CLOSED JOINT STOCK COMPANY (hereinafter referred to as MICEX CH) in an amount sufficient to complete payment of Exchange Traded Bonds which are specified in the bids for the purchase of Exchange Traded Bonds, including all the necessary fees.

Form of payment for the securities:

In purchasing Exchange Traded Bonds, a form of payment is provided in the currency of the Russian Federation on a cashless basis.

Purchase in installments upon payment of Exchange Traded Bonds of the issue is not provided.

Payment procedure for the securities to be placed:

Settlement of sale transactions of Exchange Traded Bonds upon their placement is made on a delivery versus payment basis through MICEX CH in accordance with the Clearing house rules and regulations on activity in the securities market. Cash payments in placement of Exchange Traded Bonds on purchase and sales transactions of Exchange Traded Bonds shall be made on the date of such transactions.

Cash received in payment for Exchange Traded Bonds of this issue is credited to Underwriter in the MICEX CH.

Credit institution:

Full company name: NON-BANK CREDIT INSTITUTION CLEARING HOUSE OF MOSCOW INTERBANK CURRENCY EXCHANGE CLOSED JOINT STOCK COMPANY

Abbreviated company name: MICEX CJSC CH

Location: 1/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

Postal address: 1/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

BIC: 044583505

TIN: 7702165310

Cor/Ac: 30105810100000000505

Bank account details, which must received transfer funds in payment for Exchange Traded Bonds:

Account holder: CJSC Raiffeisen Bank

Account Number (primary): 30401810900100000322

Account Number (trading): 30403810400103000322

KPP (Taxpayer Record Validity Code) of recipient of funds received in payment for securities: 997950001

Other conditions and procedure for payment of the issue securities:

Payment of Exchange Traded Bonds in non-monetary assets is not provided.

Starting from the second day of Exchange Traded Bonds placement, the buyers purchasing Exchange Traded Bonds shall pay the accrued coupon yield (ACY) on the Exchange Traded Bonds, determined in accordance with par. 8.4 of the Bond Resolution and par. 2.4 of the Bond Prospectus.

Underwriter shall transfer the funds received from the placement of Exchange Traded Bonds to the Issuer’s account within the period stipulated by the underwriting agreement for Bond placement on the Exchange.

Share, at which the issue (additional issue) of securities considered to have failed and the procedure for returning the funds transferred for payment of securities issue (additional issue), in the event that it is cancelled

Share, at which the issue (additional issue) of securities considered to have failed, has not been defined

Procedure and terms of redemption of issue securities:

redemption date is on the 1092nd (one thousand ninety second) day from the placement date of issue of Exchange Traded Bonds

In the case of early redemption, the Issuer shall inform the Stock Exchange and NDC of the decision on early redemption of Exchange Traded Bonds at the discretion of the Issuer, including the terms and conditions for early redemption at the discretion of the Issuer, but not later than one (1) working day after the date of the decision made.

Also, the Issuer shall send a notice to the NDC that the issuer has decided on early redemption at the discretion of the Issuer on the date of completion of the coupon period, it shall be done not later than 14 (fourteen) days before the date of the coupon period in which early repayment is allowed at the discretion of the Issuer.

Following the early redemption of Exchange Traded Bonds by the Issuer; the Issuer publishes information on the date of performance of obligations.

Such information (including the number of Exchange Traded Bonds redeemed) shall be published within the following periods from the expiry date of performance of obligations:

• In the news feed - no later than 1 (one) day;

• On the Internet website www.wbd.ru within 2 (two) days.

When an event occurs, entitling holders to demand early redemption of Exchange Traded Bonds, the Issuer shall publish the following information within one (1) working day in the News Feed, and on the Internet website - www.wbd.ru within 2 (two) days from the date of the event entitling holders of Exchange Traded Bonds to bring Exchange Traded Bonds to the early redemption:

• The name of the event, entitling holders of Exchange Traded Bonds to demand early repayment of Exchange Traded Bonds;

• The date of the event;

• The conditions of early redemption (including the cost of early repayment).

• The possible actions of owners of Bonds to perform their demands for early redemption of Bonds.

In this case publication on the Internet is carried out after publication in the News Feed.

The text of the announcement of the corporate event must be available on the Issuer’s Internet website for at least 6 (six) months from the date of expiry, which established by the Regulations on information disclosure by issuers of issuable securities approved by the Order of FFMS of Russia dated 10.10.2006, No 06-117/pz-n, for its publication on the Internet, and if it is published on the Internet after the expiry of that - from the date of its publication on the Internet.

Bond interest rate (coupon), payment procedure and conditions:

1) Placement of Bonds in the form of auction to determine the coupon rate:

Trade execution of placement of Exchange Traded Bonds begins at the start date of placement of Exchange Traded Bonds after results of the auction for determining interest rate on the first coupon and ends on the closing date of placement of Exchange Traded Bonds.

The decision to approve a purchase and sales deal on Exchange Traded Bonds concluded during the placement of Exchange Traded Bonds, in which conclusion there is an interest, should be made prior to its conclusion in the manner prescribed by federal law.

The interest rate on the first coupon is determined by an auction holding on the Exchange among potential purchasers of Exchange Traded Bonds on the first day of placement.

If the potential buyer is not a MICEX SE Bidder (hereinafter referred to as Bidder), he must make a contract with a Bidder and give him instructions on acquisition of Exchange Traded Bonds. A potential purchaser of Bonds, which is a Bidder, is acting on their own.

A potential purchaser of Exchange Traded Bonds should open a deposit account in NDC or Dipository that is a NDC depositor. The procedure and time for opening deposit accounts are determined by the provisions of the regulations of the Depositories.

On the day of an auction, Bidders submit targeted applications for the purchase of Exchange Traded Bonds to the auction by using the Exchange trading system as at their own expense and at the expense of clients. Time and procedure for applying to the auction arranged for determining the interest rate on the first coupon are set by the Exchange in agreement with the Issuer and/or Underwriter.

Purchase requests on Exchange Traded Bonds are directed by Bidders to the Intermediary in the placement of Exchange Traded Bonds (Underwriter).

Purchase Request should contain the following significant conditions:

• Purchase price (100% of par);

• Number of Exchange Traded Bonds;

• Value of an acceptable interest rate on the first coupon;

• transaction code, used during a trade execution on securities to be included in a clearing pool of the clearing house under conditions of multilateral or simple clearing, and determining that during trading there is a surety control procedure, and the due date for trade settlement on securities is the date of the trade execution;

• Other items in accordance with the Rules of securities trading on the MICEX.

As the purchase price, there must be indicated the offering price of Exchange Traded Bonds established by the Bond Prospectus and the Bond Resolution.

As the number of Exchange Traded Bonds, there should be specified the amount of bonds that a potential buyer would like to purchase in case the authority of the Issuer will appoint the interest rate on the first coupon greater than or equal to the value specified in his application as interest rate on the first coupon.

As the value of an interest rate on the first coupon, there should be indicated the interest rate (in numerical terms, up to two decimal places) on the first coupon at which, if offered by the Issuer, a potential investor would be willing to buy the amount of Exchange Traded Bonds specified in the application at 100% of par value.

The value of an interest rate must be expressed in percent per annum up to one-hundredth cent.

In this case, the funds should be reserved on the trading accounts of the Bidders in the NON-BANK CREDIT INSTITUTION CLEARING HOUSE OF MOSCOW INTERBANK CURRENCY EXCHANGE CLOSED JOINT STOCK COMPANY (hereinafter referred to as MICEX CH) in an amount sufficient to complete payment of Exchange Traded Bonds which are specified in the bids for the purchase of Exchange Traded Bonds, including all the necessary fees.

Full company name: NON-BANK CREDIT INSTITUTION CLEARING HOUSE OF MOSCOW

INTERBANK CURRENCY EXCHANGE CLOSED JOINT STOCK COMPANY

Abbreviated name: MICEX CJSC CH

Location: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

Postal address: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

License number of professional securities market participant for clearing activities: № 077-06048-000010

Date of issue: June 07, 2002.

Period of validity perpetual

Authority which issued the said license: FCSM of Russia

Number of license for banking operations: № 3294

Period of validity perpetual

Date of issue: November 06, 2002.

Authority which issued the said license: CBR

BIC: 044583505

Cor/Ac: 30105810100000000505

Tel. (495) 705-96-19

Applications that do not meet the above requirements are not allowed to participate in the auction for determining interest rate on the first coupon.

Upon termination of the application period for the auction, the Exchange makes a consolidated register of applications for the purchase of securities (hereinafter referred to as Consolidated Register of Applications) and hand it over to Underwriter.

Consolidated Register of Applications contains all the significant terms of each application - the purchase price, the number of securities, the date and time of receipt of the application, application number, the value of an acceptable interest rate on the first coupon, and other details in accordance with the Rules of the Exchange.

Based on the analysis of bids submitted to the auction, the authorized executive body of the Issuer decides on the interest rate on the first coupon and reports the decision to the Exchange in writing before sending it to news agency. Following the publication of interest rate on the first coupon by a news agency, the Issuer informs the Underwriter on the value of the interest rate on the first coupon.

Upon receipt from the Issuer Information on the value of the interest rate on the first coupon, Underwriter enters into the deal by responding to requests in accordance with a procedure established by Bond Resolution, the Bond Prospectus and the Rules of the Exchange, while satisfying only those applications in which the interest rate is less than or equal to the established interest rate on the first coupon.

Priority in meeting requests for the purchase of Bonds filed in the ongoing auction is belong to applications with a minimum value of the interest rate on the coupon.

In the case of applications with the same interest rate on the first coupon, priority belongs to applications filed earlier. Unmet requests of Bidders are rejected by Underwriter.

After determining the rate of the first coupon and the satisfaction of the applications submitted during the auction, Bidders, acting as at their own expense, and by and on behalf of potential buyers may file during the placement period applications targeted for the purchase of Bonds at the price of placement to the address of Underwriter (dealer in placing) in the case of incomplete placement of the issue of Exchange Traded Bonds during the auction. Starting from the second day of issue of Exchange Traded Bonds, the buyer for the transaction of sale of Bonds also pays accrued coupon yield (ACY) on Exchange Traded Bonds.

Submitted applications for purchase of Exchange Traded Bonds are satisfied by Underwriter in full if the number of Exchange Traded Bonds in the application for purchase of Exchange Traded Bonds does not exceed the number of undersubscription of Exchange Traded Bonds of the issue (within the total amount offered for placement of Exchange Traded Bonds). If the volume of requests for the purchase of Exchange Traded Bonds exceeds the number of Exchange Traded Bonds that remain unplaced, then the application for purchase of Exchange Traded Bonds is satisfied in the amount of unallocated balance. In case of placing by Underwriter of the total volume of Exchange Traded Bonds proposed for placement, the satisfaction of the following applications for the purchase of Exchange Traded Bonds are not performed.

Information regarding the interest rate on the first coupon of Exchange Traded Bonds are also disclosed by the Issuer in the manner of disclosure of corporate events in accordance with the regulations of the federal executive body for the securities market in the manner prescribed by par. 11 of the Bond Resolution and par. 2.9 of the Bond Prospectus.

For the purchase of Exchange Traded Bonds during their placement after the end of the auction in the event of incomplete placement, Bidders may submit a request for purchase of Exchange Traded Bonds, secured by funds, to Underwriter through the Exchange’s trading system. The application specifies the maximum number of Exchange Traded Bonds that the person who filed the application is ready to buy, as well as the purchase price of Exchange Traded Bonds indicated in par. 8.4. of the Bond Resolution and par. 9.2 of the Bond Prospectus. At the time of application it should be provided with an appropriate amount of cash by the person making the request.

Fulfilment of requests for the purchase of Exchange Traded Bonds during their placement after the auction is performed by Underwriter by submitting through the Exchange’s trading system targeted counter-bids for sale of Exchange Traded Bonds. Submitted applications for the purchase of Exchange Traded Bonds are satisfied in order of their receipt. If the volume of the following application to meet exceeds the amount of the Exchange Traded Bonds not placed at the time of application fulfilment, the request is satisfied to the extent of the volume not placed at the time of fulfillment of the application on Exchange Traded Bonds.

Change and/or termination of contracts concluded during the placement of Exchange Traded Bonds, shall be done on the grounds and in the manner prescribed by Sec. 29 of the Civil Code of the Russian Federation.

Starting from the second day of issue of Exchange Traded Bonds, the buyer for the transaction of sale of Bonds also pays accrued coupon yield (ACY) on Exchange Traded Bonds.

The acquisition of Bonds of the Issuer during their placement cannot be achieved at the expense of the Issuer.

2) Placement of Exchange Traded Bonds through the collection of direct orders from buyers for the purchase of Exchange Traded Bonds at a fixed price and the coupon rate on the first coupon:

In case of placement of Exchange Traded Bonds through the collection of targeted orders from buyers for the purchase of Exchange Traded Bonds at a fixed price and the first coupon rate, the authority of the Issuer decides on the interest rate on the first coupon, no later than 1 (one) day before the date of placement of Exchange Traded Bonds. Information regarding the interest rate on the first coupon is disclosed by the Issuer in accordance with par. 11 of the Bond Resolution and par. 2.9 of the Bond Prospectus.

Placement of Exchange Traded Bonds through the collection of targeted orders from buyers for the purchase of Bonds at a fixed price and the coupon rate on the first coupon provides an invitation to make applications (offers) to acquire the securities to be placed, addressed to an indefinite number of persons. Targeted requests from buyers are offers of Bidders to purchase of Exchange Traded Bonds under placement.

Acceptance of requests (offers) to acquire the Exchange Traded Bonds for placement is sent to Bidders selected at the discretion of the Issuer from the number of Bidders who made such requests (offers) by presenting the opposing targeted orders during the period of placement of Exchange Traded Bonds. In this case, the Bidder agrees that his application may be rejected, accepted fully or in part.

At the date of placement, during the application period for the purchase of Exchange Traded Bonds at a fixed price and the first coupon rate, Bidders submit targeted applications for the purchase of Exchange Traded Bonds through the Stock Exchange Trading System as at their own expense and at the expense and on behalf of clients.

Time and procedure for filing targeted applications within the application period at a fixed price and the first coupon rate are set by the Exchange in consultation with the Issuer and/or underwriter. Upon termination of the application period for the auction on the purchase of Exchange Traded Bonds, the Exchange makes a consolidated register of applications for the purchase of securities (hereinafter referred to as Consolidated Register of Applications) and hand it over to Underwriter. Consolidated Register of Applications contains all the significant terms of each application - the purchase price, the number of securities, the date and time of receipt of the application, application number, and other details in accordance with the Rules of the Exchange.

Based on analysis of Consolidated Register of Applications, the Issuer determines acquirers, to which he intends to sell the Exchange Traded Bonds, as well as the number of Exchange Traded Bonds, which he intends to sell to the purchasers, and hands over this information to Underwriter.

Upon receipt of information from the Issuer about the purchasers, to which the Issuer intends to sell the Exchange Traded Bonds and the amount of Exchange Traded Bonds, which he intends to sell to the purchasers, Underwriter enters into deals with the purchasers, to which the Issuer is willing to sell the Exchange Traded Bonds, by presenting the opposing targeted orders with the number of securities which issuer wants to sell to the purchaser, in accordance with a procedure established by Bond Resolution, the Bond Prospectus and the Rules of the Exchange.

Upon satisfaction of applications filed during the application period, in the case of incomplete placement of the issue of Exchange Traded Bonds, Bidders, acting as their own expense and by and on behalf of potential buyers may submit applications targeted for the purchase of Exchange Traded Bonds by the offering price to the Underwriter (the dealer for placement) during the placement period.

The Issuer processes such applications and determines acquirers, to which he intends to sell the Exchange Traded Bonds, as well as the number of Exchange Traded Bonds, which he intends to sell to the purchasers, and hands over this information to Underwriter.

Upon receipt of information from the Issuer about the purchasers, to which the Issuer intends to sell the Exchange Traded Bonds and the amount of Exchange Traded Bonds, which he intends to sell to the purchasers, Underwriter enters into deals with the purchasers, to which the Issuer is willing to sell the Exchange Traded Bonds, by presenting the opposing targeted orders with the number of securities which issuer wants to sell to the purchaser, in accordance with a procedure established by Bond Resolution, the Bond Prospectus and the Rules of the Exchange. If the potential buyer is not a Bidder, he must make a contract with a Bidder and give him instructions on acquisition of Exchange Traded Bonds. A potential purchaser of Bonds, which is a Bidder, is acting on their own.

A potential purchaser of Exchange Traded Bonds should open a deposit account in NDC or Dipository that is a NDC depositor. The procedure and time for opening deposit accounts are determined by the provisions of the regulations of the Depositories.

Purchase requests on Exchange Traded Bonds are directed by Bidders to the Intermediary in the placement of Exchange Traded Bonds (Underwriter).

Purchase Request should contain the following significant conditions:

• Purchase price (100% of par);

• Number of Exchange Traded Bonds;

• transaction code, used during a trade execution on securities to be included in a clearing pool of the clearing house under conditions of multilateral or simple clearing, and determining that during trading there is a surety control procedure, and the due date for trade settlement on securities is the date of the trade execution;

• Other items in accordance with the Rules of securities trading on the MICEX.

As the purchase price, there must be indicated the offering price of Exchange Traded Bonds established by the Bond Prospectus and the Bond Resolution.

As the number of Exchange Traded Bonds, there should be specified the amount of Exchange Traded Bonds that a potential buyer would like to purchase at the interest rate on the first coupon, defined prior to the placement.

In this case, the funds should be reserved on the trading accounts of the Bidders in the NON-BANK CREDIT INSTITUTION CLEARING HOUSE OF MOSCOW INTERBANK CURRENCY EXCHANGE CLOSED JOINT STOCK COMPANY (hereinafter referred to as MICEX CH) in an amount sufficient to complete payment of Exchange Traded Bonds which are specified in the bids for the purchase of Exchange Traded Bonds, including all the necessary fees.

Full company name: NON-BANK CREDIT INSTITUTION CLEARING HOUSE OF MOSCOW INTERBANK CURRENCY EXCHANGE CLOSED JOINT STOCK COMPANY

Abbreviated name: MICEX CJSC CH

Location: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

Postal address: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

Applications that do not meet the above requirements are not accepted.

Starting from the second day of issue of Exchange Traded Bonds, the buyer for the transaction of sale of Bonds also pays accrued coupon yield (ACY) on Exchange Traded Bonds.

The acquisition of Exchange Traded Bonds of the Issuer during their placement cannot be achieved at the expense of the Issuer.

In placement of Exchange Traded Bonds through the collection of targeted orders from buyers for the purchase of Exchange Traded Bonds at a fixed price and the coupon rate on the first coupon, the Issuer and/or Underwriter intend to enter into preliminary agreements with potential purchasers of Exchange Traded Bonds, that contain the obligation to conclude principal contracts in the future targeted to dispose of securities to be placed, with them or with the Bidder acting in their interests.

Conclusion of such preliminary agreements is made by the acceptance by the Issuer and/or Underwriter of offers from potential investors to enter into preliminary agreements, under which investors and issuers agree to conclude principal contracts for the purchase and sale of Exchange Traded Bonds (hereinafter referred to as Preliminary contract) on the date of placement of Exchange Traded Bonds. In this case, any offer to conclude a Preliminary Agreement may be rejected, accepted fully or in part at the discretion of the Issuer.

Collection of offers from potential investors to enter into Preliminary Agreements begins not earlier than on the date of admission by the stock exchange this issue of Exchange Traded Bonds to trading under their placement and ends not later than on the date immediately preceding the starting date of the placement of Exchange Traded Bonds.

The procedure for disclosure of the date for sending offers from potential purchasers of Exchange Traded Bonds with a proposal to make a Preliminary Agreement:

The Issuer discloses information on the starting date for sending offers to conclude a Preliminary Agreement as an Announcement on the data, which may have a significant impact on the value of the stock company in the News Feed.

Additionally, this information is disclosed on the Issuer’s Internet website at www.wbd.ru, within 1 (one) day from the date of disclosure in the News Feed of the starting date for sending offers from potential investors with a proposal to make Preliminary Agreements.

This information should include a form of an offer from a potential investor with a proposal to make a Preliminary Agreement, as well as the procedure and term for sending those offers.

In submitted proposals to conclude a Preliminary Agreement, a potential investor specifies the maximum amount for which he is willing to buy the Exchange Traded Bonds of this issue, and a minimum rate on the first coupon of Exchange Traded Bonds, at which he is ready to purchase the specified maximum amount of Exchange Traded Bonds. By submitting an offer to conclude a preliminary agreement, the potential investor agrees that it may be rejected, accepted fully or in part.

Acceptance of offers from potential investors to conclude a Preliminary Agreement is possible only starting from the date of disclosure in the News Feed of Information on submitting offers from potential investors with a proposal to make a Preliminary Agreement.

Expiration date for sending offers of potential investors to enter into Preliminary Agreements originally established by the Bond Resolution of the Issuer can be changed by the Issuer. Information on this is disclosed as an Announcement on the data, which may have a significant impact on the value of the stock company in the News Feed.

Additionally, this information is disclosed on the Issuer’s Internet website at www.wbd.ru, within 1 (one) day from the date of disclosure in the News Feed of the changed end date for sending offers from potential investors with a proposal to make Preliminary Agreements.

The procedure for disclosure of the end date for sending offers from potential purchasers of Exchange Traded Bonds with a proposal to make a Preliminary Agreement:

Information on termination of the period for sending offers from potential investors to conclude a Preliminary Agreement is disclosed by the Issuer as an Announcement on the data, which may have a significant impact on the value of the stock company in the following way:

• In the news feed no later than on the day following the deadline for sending offers to conclude a Preliminary Agreement;

• At the Issuer’s Internet website at www.wbd.ru not later than on the day following the deadline for sending offers to conclude a Preliminary Agreement.

Principal contracts for the purchase and sale of Exchange Traded Bonds are concluded at the placement price of Exchange Traded Bonds indicated in par. 8.4 of the Bond Resolution and par. 2.4 of the Bond Prospectus by issuing targeted orders through the MICEX Trading System in the order prescribed by this subparagraph.

The possibility of refusal to purchase the placed securities, including the possibility of pre-emptive right to acquire securities under Articles 40 and 41 of the Federal Law on Joint Stock Companies:

Bonds of WBD Foods OJSC are admitted to trading on the MICEX SE CJSC on 2 July 2010 without listing by including in the List of non-listed securities of List of securities admitted to trading on the MICEX SE CJSC.

Type of securities: bonds

Form of securities: certificated and bearer

Series: BO-07

interest, non-convertible, exchange traded bonds with maturity on the 1,092nd day from the start date of placement

Obligatory centralized storage is set for the issue securities

Information on the depository that provides centralized storage of the issue securities

Full company name: The non-bank credit institution National Settlement Depositary Closed Joint Stock Company

Abbreviated company name: CJSC NBCI NSD

Location: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

License information for depository activity

Number: 177-03431-000100

Date of issue: 04.12.2000

Expiry date:

Perpetual

Name of licensing authority: FCSM (FFMS) of Russia

Number of issue securities: 5,000,000

The nominal value of each share of the issue (in rubles): 1,000

Issue volume at par value: 5,000,000,000

State registration number of the issue: 4B02–07-06005-A

State registration date of the issue 20.11.2009

Authority of state registration of the issue: Trade organizer

The state registration of report on issue results has not been performed not required

Additional issues of securities No

The rights granted by each security:

1. The owner of Exchange Traded Bonds are entitled at maturity of Exchange Traded Bonds to receive face value of Exchange Traded Bonds (face value of the remainder if part of it has already been paid to owners of Exchange Traded Bonds) in the period specified by the Bond Resolution and the Prospectus.

2. The owner of Exchange Traded Bonds are entitled to receive the coupon yield (as a percentage of the remained face value of the Exchange Traded Bonds) at the end of each coupon period.

3. The owner of Exchange Traded Bond is entitled to the right of investment repayment in the event that an issue of Exchange Traded Bonds is declared as invalid or void in accordance with the laws of the Russian Federation.

4. The owner of Exchange Traded Bonds have the right to demand acquisition of all or part of his Exchange Traded Bonds in the cases and under conditions stipulated by the Bond Resolution and the Bond Prospectus.

5. The owner of Exchange Traded Bonds have the right to demand early redemption of Exchange Traded Bonds and payment to him of accrued coupon yield on the Exchange Traded Bonds, calculated at the date of fulfillment of obligations on early redemption of Exchange Traded Bonds, in the following cases:

1) stocks and bonds of all classes and types of the Issuer of Exchange Traded Bonds will be excluded from the list of securities admitted to trading on all stock exchanges that admitted Exchange Traded Bonds for trading (except for delisting of bonds at their maturity).

2) delay of more than 7 (seven) days in performance by the Issuer of his obligations to pay the coupon on Exchange Traded Bonds of the issue, starting from the date of payment on the due coupon, established in accordance with the Bond Resolution and the Bond Prospectus;

3) announcement by the Issuer of its inability to meet financial obligations in respect of Bonds of this issue;

4) delay of more than 30 (thirty) working days in performance by the Issuer of his repayment obligations (including early repayment) and/or in acquisition, decided by the Issuer, of any bonds issued by the Issuer on the territory of the Russian Federation.

Early repayment is allowed only after placement and full payment of the bonds, except for early redemption in connection with the exclusion of stocks or bonds of all classes and types of the Issuer of Exchange Traded Bonds from the list of securities admitted to trading on all stock exchanges that have perform admission of Exchange Traded Bonds to trading (except delisting of bonds at maturity or redemption).

6. 6. In the event of liquidation of the Issuer an owner of the Exchange Traded Bonds entitled to receive the owed money in priority order established in accordance with Article 64 of the Civil Code of the Russian Federation.

All the debt of the Issuer on the Exchange Traded Bonds of this issue will be legally equal and equally binding.

7. 7. Owner of Exchange Traded Bonds have the right to freely sell or otherwise dispose of Exchange Traded Bonds under condition that trading of Exchange Traded Bonds can be done only at Stock Exchange. The Issuer is obliged to secure the rights of owners of Exchange Traded Bonds if they act in compliance with the applicable law of the Russian Federation for the implementation of these rights.

Issue securities are under placement: Yes

Method of bond placement: public offering

Period of Placement

1:

Date of placement of Exchange Traded Bonds established by the authorized governing body of the Issuer.

If, at the time of an event, of which the Issuer must disclose in accordance with applicable federal laws and regulations of the federal executive body for the securities market, a different procedure and deadlines is established for the disclosure of such an event, rather than the procedure and deadlines provided by the Bond Resolution and the Prospectus, information on this event is revealed in the manner and time stipulated by federal laws and regulations of the federal executive body for the Securities Market, effective at the time of occurrence.

Announcement about the date of placement of Exchange Traded Bonds is published by the Issuer in accordance with the requirements of the Regulations on information disclosure by issuers of issuable securities approved by the FFMS Order dated 10.10.2006 No. 06-117/pz-n

Placement Term is determined by reference to the date of disclosure of some information on the issue (additional issue) of securities

Procedure for the disclosure of such information:

• In the news feed of a news agency, authorized by federal executive body for the securities market to disclosure on the securities market (hereinafter referred to as News Feed) - no later than 5 (five) days before the date of the placement of securities;

• on the Issuer’s Internet website on the at www.wbd.ru: - no later than 4 (four) days before the date of securities placement.

Method of bond placement:

Placement of Bonds can be started no earlier than 7 (seven) days from the date of disclosure by the Issuer and the stock exchange, adopted admission of exchange bonds for trading, of information on the admission of Exchange Traded Bonds for trading on the stock exchange.

Announcement on the admission of Exchange Traded Bonds for trading during their placement and how to access the information contained in the Bond Prospectus is published by the Issuer in the manner and time specified in par. 11 of the Bond Resolution and par. 2.9 of the Bond Prospectus.

Placement price

Price (prices) or the procedure for determining the offering price of securities:

The placement price of Exchange Traded Bonds in the first and subsequent days of placement is set to 100% (hundred percent) of the par value of Exchange Traded Bonds, representing 1,000 (one thousand) rubles per Bond.

Starting from the second day of issue of Exchange Traded Bonds, the buyer for the transaction of sale of Bonds also pays accrued coupon yield (ACY) on Exchange Traded Bonds, defined by the following formula:

ACY = Nom * C1 * (T - T0)/365/ 100%, where

ACY is accrued coupon yield, in rub.

Nom is face (nominal) value per Exchange Traded Bond, rub.;

C1 is interest rate of the first coupon, interest per annum;

T is the date of placement of Exchange Traded Bonds;

T0 is the starting date of placement of Exchange Traded Bonds;

The value of the accrued coupon yield per Exchange Traded Bond is determined up to one kopeck (rounded by the mathematical rules of rounding. The rules of mathematical rounding should be understood as a rounding method where the whole kopeck(s) does not change if the next figure is from 0 to 4, and increases by one if the next figure is from 5 to 9).

Preemptive right

The procedure of preemptive right to purchase securities to be placed:

Preemptive right to purchase the securities are not provided.

Conditions and payment procedure of securities

Term of payment for the securities:

Exchange Traded Bonds are placed after full payment for them.

In this case, the funds should be reserved on the trading accounts of the Bidders in the NON-BANK CREDIT INSTITUTION CLEARING HOUSE OF MOSCOW INTERBANK CURRENCY EXCHANGE CLOSED JOINT STOCK COMPANY (hereinafter referred to as MICEX CH) in an amount sufficient to complete payment of Exchange Traded Bonds which are specified in the bids for the purchase of Exchange Traded Bonds, including all the necessary fees.

Form of payment for the securities:

In purchasing Exchange Traded Bonds, a form of payment is provided in the currency of the Russian Federation on a cashless basis.

Purchase in installments upon payment of Exchange Traded Bonds of the issue is not provided.

Payment procedure for the securities to be placed:

Settlement of sale transactions of Exchange Traded Bonds upon their placement is made on a delivery versus payment basis through MICEX CH in accordance with the Clearing house rules and regulations on activity in the securities market. Cash payments in placement of Exchange Traded Bonds on purchase and sales transactions of Exchange Traded Bonds shall be made on the date of such transactions.

Cash received in payment for Exchange Traded Bonds of this issue is credited to Underwriter in the MICEX CH.

Credit institution:

Full company name: NON-BANK CREDIT INSTITUTION CLEARING HOUSE OF MOSCOW INTERBANK CURRENCY EXCHANGE CLOSED JOINT STOCK COMPANY

Abbreviated company name: MICEX CJSC CH

Location: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

Postal address: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

BIC: 044583505

TIN: 7702165310

Cor/Ac: 30105810100000000505

Bank account details, which must received transfer funds in payment for Exchange Traded Bonds:

Account holder: CJSC Raiffeisen Bank

Account Number (primary): 30401810900100000322

Account Number (trading): 30403810400103000322

KPP (Taxpayer Record Validity Code) of recipient of funds received in payment for securities: 997950001

Other conditions and procedure for payment of the issue securities:

Payment of Exchange Traded Bonds in non-monetary assets is not provided.

Starting from the second day of Exchange Traded Bonds placement, the buyers purchasing Exchange Traded Bonds shall pay the accrued coupon yield (ACY) on the Exchange Traded Bonds, determined in accordance with par. 8.4 of the Bond Resolution and par. 2.4 of the Bond Prospectus.

Underwriter shall transfer the funds received from the placement of Exchange Traded Bonds to the Issuer’s account within the period stipulated by the underwriting agreement for Bond placement on the Exchange.

Share, at which the issue (additional issue) of securities considered to have failed and the procedure for returning the funds transferred for payment of securities issue (additional issue), in the event that it is cancelled

Share, at which the issue (additional issue) of securities considered to have failed, has not been defined

Procedure and terms of redemption of issue securities:

redemption date is on the 1092nd (one thousand ninety second) day from the placement date of issue of Exchange Traded Bonds

In the case of early redemption, the Issuer shall inform the Stock Exchange and NDC of the decision on early redemption of Exchange Traded Bonds at the discretion of the Issuer, including the terms and conditions for early redemption at the discretion of the Issuer, but not later than one (1) working day after the date of the decision made.

Also, the Issuer shall send a notice to the NDC that the issuer has decided on early redemption at the discretion of the Issuer on the date of completion of the coupon period, it shall be done not later than 14 (fourteen) days before the date of the coupon period in which early repayment is allowed at the discretion of the Issuer.

Following the early redemption of Exchange Traded Bonds by the Issuer; the Issuer publishes information on the date of performance of obligations.

Such information (including the number of Exchange Traded Bonds redeemed) shall be published within the following periods from the expiry date of performance of obligations:

• In the news feed - no later than 1 (one) day;

• On the Internet website www.wbd.ru within 2 (two) days.

When an event occurs, entitling holders to demand early redemption of Exchange Traded Bonds, the Issuer shall publish the following information within one (1) working day in the News Feed, and on the Internet website - www.wbd.ru within 2 (two) days from the date of the event entitling holders of Exchange Traded Bonds to bring Exchange Traded Bonds to the early redemption:

• The name of the event, entitling holders of Exchange Traded Bonds to demand early repayment of Exchange Traded Bonds;

• The date of the event;

• The conditions of early redemption (including the cost of early repayment).

• The possible actions of owners of Bonds to perform their demands for early redemption of Bonds.

In this case publication on the Internet is carried out after publication in the News Feed.

The text of the announcement of the corporate event must be available on the Issuer’s Internet website for at least 6 (six) months from the date of expiry, which established by the Regulations on information disclosure by issuers of issuable securities approved by the Order of FFMS of Russia dated 10.10.2006, No. 06-117/pz-n, for its publication on the Internet, and if it is published on the Internet after the expiry of that - from the date of its publication on the Internet.

Bond interest rate (coupon), payment procedure and conditions:

1) Placement of Bonds in the form of auction to determine the coupon rate:

Trade execution of placement of Exchange Traded Bonds begins at the start date of placement of Exchange Traded Bonds after results of the auction for determining interest rate on the first coupon and ends on the closing date of placement of Exchange Traded Bonds.

The decision to approve a purchase and sales deal on Exchange Traded Bonds concluded during the placement of Exchange Traded Bonds, in which conclusion there is an interest, should be made prior to its conclusion in the manner prescribed by federal law.

The interest rate on the first coupon is determined by an auction holding on the Exchange among potential purchasers of Exchange Traded Bonds on the first day of placement.

If the potential buyer is not a MICEX SE Bidder (hereinafter referred to as Bidder), he must make a contract with a Bidder and give him instructions on acquisition of Exchange Traded Bonds. A potential purchaser of Bonds, which is a Bidder, is acting on their own.

A potential purchaser of Exchange Traded Bonds should open a deposit account in NDC or Dipository that is a NDC depositor. The procedure and time for opening deposit accounts are determined by the provisions of the regulations of the Depositories.

On the day of an auction, Bidders submit targeted applications for the purchase of Exchange Traded Bonds to the auction by using the Exchange trading system as at their own expense and at the expense of clients. Time and procedure for applying to the auction arranged for determining the interest rate on the first coupon are set by the Exchange in agreement with the Issuer and/or Underwriter.

Purchase requests on Exchange Traded Bonds are directed by Bidders to the Intermediary in the placement of Exchange Traded Bonds (Underwriter).

Purchase Request should contain the following significant conditions:

• Purchase price (100% of par);

• Number of Exchange Traded Bonds;

• Value of an acceptable interest rate on the first coupon;

• transaction code, used during a trade execution on securities to be included in a clearing pool of the clearing house under conditions of multilateral or simple clearing, and determining that during trading there is a surety control procedure, and the due date for trade settlement on securities is the date of the trade execution;

• Other items in accordance with the Rules of securities trading on the MICEX.

As the purchase price, there must be indicated the offering price of Exchange Traded Bonds established by the Bond Prospectus and the Bond Resolution.

As the number of Exchange Traded Bonds, there should be specified the amount of bonds that a potential buyer would like to purchase in case the authority of the Issuer will appoint the interest rate on the first coupon greater than or equal to the value specified in his application as interest rate on the first coupon.

As the value of an interest rate on the first coupon, there should be indicated the interest rate (in numerical terms, up to two decimal places) on the first coupon at which, if offered by the Issuer, a potential investor would be willing to buy the amount of Exchange Traded Bonds specified in the application at 100% of par value.

The value of an interest rate must be expressed in percent per annum up to one-hundredth cent.

In this case, the funds should be reserved on the trading accounts of the Bidders in the NON-BANK CREDIT INSTITUTION CLEARING HOUSE OF MOSCOW INTERBANK CURRENCY EXCHANGE CLOSED JOINT STOCK COMPANY (hereinafter referred to as MICEX CH) in an amount sufficient to complete payment of Exchange Traded Bonds which are specified in the bids for the purchase of Exchange Traded Bonds, including all the necessary fees.

Full company name: NON-BANK CREDIT INSTITUTION CLEARING HOUSE OF MOSCOW INTERBANK CURRENCY EXCHANGE CLOSED JOINT STOCK COMPANY

Abbreviated name: MICEX CJSC CH

Location: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

Postal address: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

License number of professional securities market participant for clearing activities: No 077-06048-000010

Date of issue: June 07, 2002.

Period of validity perpetual

Authority which issued the said license: FCSM of Russia

Number of license for banking operations: No 3294

Period of validity perpetual

Date of issue: November 06, 2002.

Authority which issued the said license: CBR

BIC: 044583505

Cor/Ac: 30105810100000000505

Tel. (495) 705-96-19

Applications that do not meet the above requirements are not allowed to participate in the auction for determining interest rate on the first coupon.

Upon termination of the application period for the auction, the Exchange makes a consolidated register of applications for the purchase of securities (hereinafter referred to as Consolidated Register of Applications) and hand it over to Underwriter.

Consolidated Register of Applications contains all the significant terms of each application - the purchase price, the number of securities, the date and time of receipt of the application, application number, the value of an acceptable interest rate on the first coupon, and other details in accordance with the Rules of the Exchange.

Based on the analysis of bids submitted to the auction, the authorized executive body of the Issuer decides on the interest rate on the first coupon and reports the decision to the Exchange in writing before sending it to news agency. Following the publication of interest rate on the first coupon by a news agency, the Issuer informs the Underwriter on the value of the interest rate on the first coupon.

Upon receipt from the Issuer Information on the value of the interest rate on the first coupon, Underwriter enters into the deal by responding to requests in accordance with a procedure established by Bond Resolution, the Bond Prospectus and the Rules of the Exchange, while satisfying only those applications in which the interest rate is less than or equal to the established interest rate on the first coupon.

Priority in meeting requests for the purchase of Bonds filed in the ongoing auction is belong to applications with a minimum value of the interest rate on the coupon.

In the case of applications with the same interest rate on the first coupon, priority belongs to applications filed earlier. Unmet requests of Bidders are rejected by Underwriter.

After determining the rate of the first coupon and the satisfaction of the applications submitted during the auction, Bidders, acting as at their own expense, and by and on behalf of potential buyers may file during the placement period applications targeted for the purchase of Bonds at the price of placement to the address of Underwriter (dealer in placing) in the case of incomplete placement of the issue of Exchange Traded Bonds during the auction. Starting from the second day of issue of Exchange Traded Bonds, the buyer for the transaction of sale of Bonds also pays accrued coupon yield (ACY) on Exchange Traded Bonds.

Submitted applications for purchase of Exchange Traded Bonds are satisfied by Underwriter in full if the number of Exchange Traded Bonds in the application for purchase of Exchange Traded Bonds does not exceed the number of undersubscription of Exchange Traded Bonds of the issue (within the total amount offered for placement of Exchange Traded Bonds). If the volume of requests for the purchase of Exchange Traded Bonds exceeds the number of Exchange Traded Bonds that remain unplaced, then the application for purchase of Exchange Traded Bonds is satisfied in the amount of unallocated balance. In case of placing by Underwriter of the total volume of Exchange Traded Bonds proposed for placement, the satisfaction of the following applications for the purchase of Exchange Traded Bonds are not performed.

Information regarding the interest rate on the first coupon of Exchange Traded Bonds are also disclosed by the Issuer in the manner of disclosure of corporate events in accordance with the regulations of the federal executive body for the securities market in the manner prescribed by par. 11 of the Bond Resolution and par. 2.9 of the Bond Prospectus.

For the purchase of Exchange Traded Bonds during their placement after the end of the auction in the event of incomplete placement, Bidders may submit a request for purchase of Exchange Traded Bonds, secured by funds, to Underwriter through the Exchange’s trading system. The application specifies the maximum number of Exchange Traded Bonds that the person who filed the application is ready to buy, as well as the purchase price of Exchange Traded Bonds indicated in par. 8.4. of the Bond Resolution and par. 9.2 of the Bond Prospectus. At the time of application it should be provided with an appropriate amount of cash by the person making the request.

Fulfillment of requests for the purchase of Exchange Traded Bonds during their placement after the auction is performed by Underwriter by submitting through the Exchange’s trading system targeted counter-bids for sale of Exchange Traded Bonds. Submitted applications for the purchase of Exchange Traded Bonds are satisfied in order of their receipt. If the volume of the following application to meet exceeds the amount of the Exchange Traded Bonds not placed at the time of application fulfillment, the request is satisfied to the extent of the volume not placed at the time of fulfillment of the application on Exchange Traded Bonds.

Change and/or termination of contracts concluded during the placement of Exchange Traded Bonds, shall be done on the grounds and in the manner prescribed by Sec. 29 of the Civil Code of the Russian Federation.

Starting from the second day of issue of Exchange Traded Bonds, the buyer for the transaction of sale of Bonds also pays accrued coupon yield (ACY) on Exchange Traded Bonds.

The acquisition of Exchange Traded Bonds of the Issuer during their placement cannot be achieved at the expense of the Issuer.

2) Placement of Exchange Traded Bonds through the collection of direct orders from buyers for the purchase of Exchange Traded Bonds at a fixed price and the coupon rate on the first coupon:

In case of placement of Exchange Traded Bonds through the collection of targeted orders from buyers for the purchase of Exchange Traded Bonds at a fixed price and the first coupon rate, the authority of the Issuer decides on the interest rate on the first coupon, no later than 1 (one) day before the date of placement of Exchange Traded Bonds. Information regarding the interest rate on the first coupon is disclosed by the Issuer in accordance with par. 11 of the Bond Resolution and par. 2.9 of the Bond Prospectus.

Placement of Exchange Traded Bonds through the collection of targeted orders from buyers for the purchase of Bonds at a fixed price and the coupon rate on the first coupon provides an invitation to make applications (offers) to acquire the securities to be placed, addressed to an indefinite number of persons. Targeted requests from buyers are offers of Bidders to purchase of Exchange Traded Bonds under placement.

Acceptance of requests (offers) to acquire the Exchange Traded Bonds for placement is sent to Bidders selected at the discretion of the Issuer from the number of Bidders who made such requests (offers) by presenting the opposing targeted orders during the period of placement of Exchange Traded Bonds. In this case, the Bidder agrees that his application may be rejected, accepted fully or in part.

At the date of placement, during the application period for the purchase of Exchange Traded Bonds at a fixed price and the first coupon rate, Bidders submit targeted applications for the purchase of Exchange Traded Bonds through the Stock Exchange Trading System as at their own expense and at the expense and on behalf of clients.

Time and procedure for filing targeted applications within the application period at a fixed price and the first coupon rate are set by the Exchange in consultation with the Issuer and/or underwriter.

Upon termination of the application period for the auction on the purchase of Exchange Traded Bonds, the Exchange makes a consolidated register of applications for the purchase of securities (hereinafter referred to as Consolidated Register of Applications) and hand it over to Underwriter.

Consolidated Register of Applications contains all the significant terms of each application - the purchase price, the number of securities, the date and time of receipt of the application, application number, and other details in accordance with the Rules of the Exchange.

Based on analysis of Consolidated Register of Applications, the Issuer determines acquirers, to which he intends to sell the Exchange Traded Bonds, as well as the number of Exchange Traded Bonds, which he intends to sell to the purchasers, and hands over this information to Underwriter.

Upon receipt of information from the Issuer about the purchasers, to which the Issuer intends to sell the Exchange Traded Bonds and the amount of Exchange Traded Bonds, which he intends to sell to the purchasers, Underwriter enters into deals with the purchasers, to which the Issuer is willing to sell the Exchange Traded Bonds, by presenting the opposing targeted orders with the number of securities which issuer wants to sell to the purchaser, in accordance with a procedure established by Bond Resolution, the Bond Prospectus and the Rules of the Exchange.

Upon satisfaction of applications filed during the application period, in the case of incomplete placement of the issue of Exchange Traded Bonds, Bidders, acting as their own expense and by and on behalf of potential buyers may submit applications targeted for the purchase of Exchange Traded Bonds by the offering price to the Underwriter (the dealer for placement) during the placement period.

The Issuer processes such applications and determines acquirers, to which he intends to sell the Exchange Traded Bonds, as well as the number of Exchange Traded Bonds, which he intends to sell to the purchasers, and hands over this information to Underwriter.

Upon receipt of information from the Issuer about the purchasers, to which the Issuer intends to sell the Exchange Traded Bonds and the amount of Exchange Traded Bonds, which he intends to sell to the purchasers, Underwriter enters into deals with the purchasers, to which the Issuer is willing to sell the Exchange Traded Bonds, by presenting the opposing targeted orders with the number of securities which issuer wants to sell to the purchaser, in accordance with a procedure established by Bond Resolution, the Bond Prospectus and the Rules of the Exchange. If the potential buyer is not a Bidder, he must make a contract with a Bidder and give him instructions on acquisition of Exchange Traded Bonds. A potential purchaser of Bonds, which is a Bidder, is acting on their own.

A potential purchaser of Exchange Traded Bonds should open a deposit account in NDC or Dipository that is a NDC depositor. The procedure and time for opening deposit accounts are determined by the provisions of the regulations of the Depositories.

Purchase requests on Exchange Traded Bonds are directed by Bidders to the Intermediary in the placement of Exchange Traded Bonds (Underwriter).

Purchase Request should contain the following significant conditions:

• Purchase price (100% of par);

• Number of Exchange Traded Bonds;

• transaction code, used during a trade execution on securities to be included in a clearing pool of the clearing house under conditions of multilateral or simple clearing, and determining that during trading there is  a surety control procedure, and the due date for trade settlement on securities is the date of the trade execution;

• Other items in accordance with the Rules of securities trading on the MICEX.

As the purchase price, there must be indicated the offering price of Exchange Traded Bonds established by the Bond Prospectus and the Bond Resolution.

As the number of Exchange Traded Bonds, there should be specified the amount of Exchange Traded Bonds that a potential buyer would like to purchase at the interest rate on the first coupon, defined prior to the placement.

In this case, the funds should be reserved on the trading accounts of the Bidders in the NON-BANK CREDIT INSTITUTION CLEARING HOUSE OF MOSCOW INTERBANK CURRENCY EXCHANGE CLOSED JOINT STOCK COMPANY (hereinafter referred to as MICEX CH) in an amount sufficient to complete payment of Exchange Traded Bonds which are specified in the bids for the purchase of Exchange Traded Bonds, including all the necessary fees.

Full company name: NON-BANK CREDIT INSTITUTION CLEARING HOUSE OF MOSCOW INTERBANK CURRENCY EXCHANGE CLOSED JOINT STOCK COMPANY

Abbreviated name: MICEX CJSC CH

Location: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

Postal address: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

Applications that do not meet the above requirements are not accepted.

Starting from the second day of issue of Exchange Traded Bonds, the buyer for the transaction of sale of Bonds also pays accrued coupon yield (ACY) on Exchange Traded Bonds.

The acquisition of Exchange Traded Bonds of the Issuer during their placement cannot be achieved at the expense of the Issuer.

In placement of Exchange Traded Bonds through the collection of targeted orders from buyers for the purchase of Exchange Traded Bonds at a fixed price and the coupon rate on the first coupon, the Issuer and/or Underwriter intend to enter into preliminary agreements with potential purchasers of Exchange Traded Bonds, that  contain the obligation to conclude principal contracts in the future targeted to dispose of securities to be placed, with them or with the Bidder acting in their interests.

Conclusion of such preliminary agreements is made by the acceptance by the Issuer and/or Underwriter of offers from potential investors to enter into preliminary agreements, under which investors and issuers agree to conclude principal contracts for the purchase and sale of Exchange Traded Bonds (hereinafter referred to as Preliminary contract) on the date of placement of Exchange Traded Bonds. In this case, any offer to conclude a Preliminary Agreement may be rejected, accepted fully or in part at the discretion of the Issuer.

Collection of offers from potential investors to enter into Preliminary Agreements begins not earlier than on the date of admission by the stock exchange this issue of Exchange Traded Bonds to trading under their placement and ends not later than on the date immediately preceding the starting date of the placement of Exchange Traded Bonds.

The procedure for disclosure of the date for sending offers from potential purchasers of Exchange Traded Bonds with a proposal to make a Preliminary Agreement:

The Issuer discloses information on the starting date for sending offers to conclude a Preliminary Agreement as an Announcement on the data, which may have a significant impact on the value of the stock company in the News Feed.

Additionally, this information is disclosed on the Issuer’s Internet website at www.wbd.ru, within 1 (one) day from the date of disclosure in the News Feed of the starting date for sending offers from potential investors with a proposal to make Preliminary Agreements.

This information should include a form of an offer from a potential investor with a proposal to make a Preliminary Agreement, as well as the procedure and term for sending those offers.

In submitted proposals to conclude a Preliminary Agreement, a potential investor specifies the maximum amount for which he is willing to buy the Exchange Traded Bonds of this issue, and a minimum rate on the first coupon of Exchange Traded Bonds, at which he is ready to purchase the specified maximum amount of Exchange Traded Bonds. By submitting an offer to conclude a preliminary agreement, the potential investor agrees that it may be rejected, accepted fully or in part.

Acceptance of offers from potential investors to conclude a Preliminary Agreement is possible only starting from the date of disclosure in the News Feed of Information on submitting offers from potential investors with a proposal to make a Preliminary Agreement.

Expiration date for sending offers of potential investors to enter into Preliminary Agreements originally established by the Bond Resolution of the Issuer can be changed by the Issuer. Information on this is disclosed as an Announcement on the data, which may have a significant impact on the value of the stock company in the News Feed.

Additionally, this information is disclosed on the Issuer’s Internet website at www.wbd.ru, within 1 (one) day from the date of disclosure in the News Feed of the changed end date for sending offers from potential investors with a proposal to make Preliminary Agreements.

The procedure for disclosure of the end date for sending offers from potential purchasers of Exchange Traded Bonds with a proposal to make a Preliminary Agreement:

Information on termination of the period for sending offers from potential investors to conclude a Preliminary Agreement is disclosed by the Issuer as an Announcement on the data, which may have a significant impact on the value of the stock company in the following way:

• In the news feed no later than on the day following the deadline for sending offers to conclude a Preliminary Agreement;

• At the Issuer’s Internet website at www.wbd.ru not later than on the day following the deadline for sending offers to conclude a Preliminary Agreement.

Principal contracts for the purchase and sale of Exchange Traded Bonds are concluded at the placement price of Exchange Traded Bonds indicated in par. 8.4 of the Bond Resolution and par. 2.4 of the Bond Prospectus by issuing targeted orders through the MICEX Trading System in the order prescribed by this subparagraph.

The possibility of refusal to purchase the placed securities, including the possibility of pre-emptive right to acquire securities under Articles 40 and 41 of the Federal Law on Joint Stock Companies:

Bonds of WBD Foods OJSC are admitted to trading on the MICEX SE CJSC on July 2, 2010 without listing by including in the List of non-listed securities of List of securities admitted to trading on the MICEX SE CJSC.

Type of securities: bonds

Form of securities: certificated and bearer

Series: BO-01

interest, non-convertible, exchange traded bonds with maturity on the 1,092nd day from the start date of placement

Obligatory centralized storage is set for the issue securities

Information on the depository that provides centralized storage of the issue securities

Full company name: The non-bank credit institution National Settlement Depositary Closed Joint Stock Company

Abbreviated company name: NBCI NSD CJSC

Location: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

License information for depository activity

Number: 177-03431-000100

Date of issue: 04.12.2000

Expiry date:

Perpetual

Name of licensing authority: FCSM (FFMS) of Russia

Number of issue securities: 3,000,000

The nominal value of each share of the issue (in rubles): 1,000

Issue volume at par value: 3,000,000,000

State registration number of the issue: 4B02–01-06005-A

State registration date of the issue 20.11.2009

Authority of state registration of the issue: Trade organizer

The state registration of report on issue results has not been performed not required

Additional issues of securities No

The rights granted by each security:

1. The owner of Exchange Traded Bonds are entitled at maturity of Exchange Traded Bonds to receive face value of Exchange Traded Bonds (face value of the remainder if part of it has already been paid to owners of Exchange Traded Bonds) in the period specified by the Bond Resolution and the Prospectus.

2. The owner of Exchange Traded Bonds are entitled to receive the coupon yield (as a percentage of the remained face value of the Exchange Traded Bonds) at the end of each coupon period.

3. The owner of Exchange Traded Bond is entitled to the right of investment repayment in the event that an issue of Exchange Traded Bonds is declared as invalid or void in accordance with the laws of the Russian Federation.

4. The owner of Exchange Traded Bonds have the right to demand acquisition of all or part of his Exchange Traded Bonds in the cases and under conditions stipulated by the Bond Resolution and the Bond Prospectus.

5. The owner of Exchange Traded Bonds have the right to demand early redemption of Exchange Traded Bonds and payment to him of accrued coupon yield on the Exchange Traded Bonds, calculated at the date of fulfillment of obligations on early redemption of Exchange Traded Bonds, in the following cases:

1) stocks and bonds of all classes and types of the Issuer of Exchange Traded Bonds will be excluded from the list of securities admitted to trading on all stock exchanges that admitted Exchange Traded Bonds for trading (except for delisting of bonds at their maturity).

2) delay of more than 7 (seven) days in performance by the Issuer of his obligations to pay the coupon on Exchange Traded Bonds of the issue, starting from the date of payment on the due coupon, established in accordance with the Bond Resolution and the Bond Prospectus;

3) announcement by the Issuer of its inability to meet financial obligations in respect of Bonds of this issue;

4) delay of more than 30 (thirty) working days in performance by the Issuer of his repayment obligations (including early repayment) and/or in acquisition, decided by the Issuer, of any bonds issued by the Issuer on the territory of the Russian Federation.

Early repayment is allowed only after placement and full payment of the bonds, except for early redemption in connection with the exclusion of stocks or bonds of all classes and types of the Issuer of Exchange Traded Bonds from the list of securities admitted to trading on all stock exchanges that have perform admission of Exchange Traded Bonds to trading (except delisting of bonds at maturity or redemption).

6. 6. In the event of liquidation of the Issuer an owner of the Exchange Traded Bonds entitled to receive the owed money in priority order established in accordance with Article 64 of the Civil Code of the Russian Federation.

All the debt of the Issuer on the Exchange Traded Bonds of this issue will be legally equal and equally binding.

7. 7. Owner of Exchange Traded Bonds have the right to freely sell or otherwise dispose of Exchange Traded Bonds under condition that trading of Exchange Traded Bonds can be done only at Stock Exchange. The Issuer is obliged to secure the rights of owners of Exchange Traded Bonds if they act in compliance with the applicable law of the Russian Federation for the implementation of these rights.

Issue securities are under placement: Yes

Method of bond placement: public offering

Period of Placement

1:

Date of placement of Exchange Traded Bonds established by the authorized governing body of the Issuer.

If, at the time of an event, of which the Issuer must disclose in accordance with applicable federal laws and regulations of the federal executive body for the securities market, a different procedure and deadlines is established for the disclosure of such an event, rather than the procedure and deadlines provided by the Bond Resolution and the Prospectus, information on this event is revealed in the manner and time stipulated by federal laws and regulations of the federal executive body for the Securities Market, effective at the time of occurrence.

Announcement about the date of placement of Exchange Traded Bonds is published by the Issuer in accordance with the requirements of the Regulations on information disclosure by issuers of issuable securities approved by the FFMS Order dated 10.10.2006 No. 06-117/pz-n

Placement Term is determined by reference to the date of disclosure of some information on the issue (additional issue) of securities

Procedure for the disclosure of such information:

• In the news feed of a news agency, authorized by federal executive body for the securities market to disclosure on the securities market (hereinafter referred to as News Feed) - no later than 5 (five) days before the date of the placement of securities;

• on the Issuer’s Internet website on the at www.wbd.ru:  — no later than 4 (four) days before the date of securities placement.

Method of bond placement:

Placement of Bonds can be started no earlier than 7 (seven) days from the date of disclosure by the Issuer and the stock exchange, adopted admission of exchange bonds for trading, of information on the admission of Exchange Traded Bonds for trading on the stock exchange.

Announcement on the admission of Exchange Traded Bonds for trading during their placement and how to access the information contained in the Bond Prospectus is published by the Issuer in the manner and time specified in par. 11 of the Bond Resolution and par. 2.9 of the Bond Prospectus.

Placement price

Price (prices) or the procedure for determining the offering price of securities:

The placement price of Exchange Traded Bonds in the first and subsequent days of placement is set to 100% (hundred percent) of the par value of Exchange Traded Bonds, representing 1,000 (one thousand) rubles per Bond.

Starting from the second day of issue of Exchange Traded Bonds, the buyer for the transaction of sale of Bonds also pays accrued coupon yield (ACY) on Exchange Traded Bonds, defined by the following formula:

ACY = Nom * C1 * (T - T0)/365/ 100%, where

ACY is accrued coupon yield, in rub.

Nom is face (nominal) value per Exchange Traded Bond, rub.;

C1 is interest rate of the first coupon, interest per annum;

T is the date of placement of Exchange Traded Bonds;

T0 is the starting date of placement of Exchange Traded Bonds;

The value of the accrued coupon yield per Exchange Traded Bond is determined up to one kopeck (rounded by the mathematical rules of rounding. The rules of mathematical rounding should be understood as a rounding method where the whole kopeck (kopecks) does not change if the next figure is from 0 to 4, and increases by one if the next figure is from 5 to 9).

Preemptive right

The procedure of preemptive right to purchase securities to be placed:

Preemptive right to purchase the securities are not provided.

Conditions and payment procedure of securities

Term of payment for the securities:

Exchange Traded Bonds are placed after full payment for them.

In this case, the funds should be reserved on the trading accounts of the Bidders in the NON-BANK CREDIT INSTITUTION CLEARING HOUSE OF MOSCOW INTERBANK CURRENCY EXCHANGE CLOSED JOINT STOCK COMPANY (hereinafter referred to as MICEX CH) in an amount sufficient to complete payment of Exchange Traded Bonds which are specified in the bids for the purchase of Exchange Traded Bonds, including all the necessary fees.

Form of payment for the securities:

In purchasing Exchange Traded Bonds, a form of payment is provided in the currency of the Russian Federation on a cashless basis.

Purchase in installments upon payment of Exchange Traded Bonds of the issue is not provided.

Payment procedure for the securities to be placed:

Settlement of sale transactions of Exchange Traded Bonds upon their placement is made on a delivery versus payment basis through MICEX CH in accordance with the Clearing house rules and regulations on activity in the securities market. Cash payments in placement of Exchange Traded Bonds on purchase and sales transactions of Exchange Traded Bonds shall be made on the date of such transactions.

Cash received in payment for Exchange Traded Bonds of this issue is credited to
Underwriter in the MICEX CH.

Credit institution:

Full company name: NON-BANK CREDIT INSTITUTION CLEARING HOUSE OF MOSCOW INTERBANK CURRENCY EXCHANGE CLOSED JOINT STOCK COMPANY

Abbreviated company name: MICEX CJSC CH

Location: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

Postal address: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

BIC: 044583505

TIN: 7702165310

Cor/Ac: 30105810100000000505

Bank account details, which must received transfer funds in payment for Exchange Traded Bonds:

Account holder: CJSC Raiffeisen Bank

Account Number (primary): 30401810900100000322

Account Number (trading): 30403810400103000322

KPP (Taxpayer Record Validity Code) of recipient of funds received in payment for securities: 997950001

Other conditions and procedure for payment of the issue securities:

Payment of Exchange Traded Bonds in non-monetary assets is not provided.

Starting from the second day of Exchange Traded Bonds placement, the buyers purchasing Exchange Traded Bonds shall pay the accrued coupon yield (ACY) on the Exchange Traded Bonds, determined in accordance with par. 8.4 of the Bond Resolution and par. 2.4 of the Bond Prospectus.

Underwriter shall transfer the funds received from the placement of Exchange Traded Bonds to the Issuer’s account within the period stipulated by the underwriting agreement for Bond placement on the Exchange.

Share, at which the issue (additional issue) of securities considered to have failed and the procedure for returning the funds transferred for payment of securities issue (additional issue), in the event that it is cancelled

Share, at which the issue (additional issue) of securities considered to have failed, has not been defined

Procedure and terms of redemption of issue securities:

redemption date is on the 1092nd (one thousand ninety second) day from the placement date of issue of Exchange Traded Bonds

In the case of early redemption, the Issuer shall inform the Stock Exchange and NDC of the decision on early redemption of Exchange Traded Bonds at the discretion of the Issuer, including the terms and conditions for early redemption at the discretion of the Issuer, but not later than one (1) working day after the date of the decision made.

Also, the Issuer shall send a notice to the NDC that the issuer has decided on early redemption at the discretion of the Issuer on the date of completion of the coupon period, it shall be done not later than 14 (fourteen) days before the date of the coupon period in which early repayment is allowed at the discretion of the Issuer.

Following the early redemption of Exchange Traded Bonds by the Issuer; the Issuer publishes information on the date of performance of obligations.

Such information (including the number of Exchange Traded Bonds redeemed) shall be published within the following periods from the expiry date of performance of obligations:

• In the news feed - no later than 1 (one) day;

• On the Internet website www.wbd.ru within 2 (two) days.

When an event occurs, entitling holders to demand early redemption of Exchange Traded Bonds, the Issuer shall publish the following information within one (1) working day in the News Feed, and on the Internet website - www.wbd.ru within 2 (two) days from the date of the event entitling holders of Exchange Traded Bonds to bring Exchange Traded Bonds to the early redemption:

• The name of the event, entitling holders of Exchange Traded Bonds to demand early repayment of Exchange Traded Bonds;

• The date of the event;

• The conditions of early redemption (including the cost of early repayment).

• The possible actions of owners of Bonds to perform their demands for early redemption of Bonds.

In this case publication on the Internet is carried out after publication in the News Feed.

The text of the announcement of the corporate event must be available on the Issuer’s Internet website for at least 6 (six) months from the date of expiry, which established by the Regulations on information disclosure by issuers of issuable securities approved by the Order of FFMS of Russia dated 10.10.2006, No 06-117/pz-n, for its publication on the Internet, and if it is published on the Internet after the expiry of that - from the date of its publication on the Internet.

Bond interest rate (coupon), payment procedure and conditions:

Interest rate (coupon) on the Bonds is determined in accordance with the Bond Resolution (the issue identification number of the 4B02-01-06005-A dated November 20, 2009) approved by decision of the Board of Directors of Open Joint Stock Company Wimm-Bill-Dann Foods made on October 26, 2009, Minutes No 28-10 of October 28, 2009.

The interest rate on the first coupon period is determined by the Order of the Chairman of the Board dated October 13, 2010 and is set at 7.35% per annum, the interest rate on the second, third, fourth coupon period is set equal to the interest rate on the first coupon period

1-th coupon period - 109,950,000 (one hundred and nine million nine hundred fifty thousand) rubles 0 (zero) kopecks;

2nd coupon period - -109,950,000 (one hundred and nine million nine hundred fifty thousand) rubles 0 (zero) kopecks;

3rd coupon period - 109,950,000 (one hundred and nine million nine hundred fifty thousand) rubles 0 (zero) kopecks;

4th coupon period - 109,950,000 (one hundred and nine million nine hundred fifty thousand) rubles 0 (zero) kopecks;

interest and/or any other yield to be paid per issuer’s bond of specific issue (series):

1th coupon period - 36 (Thirty six) rubles 65 (Sixty five) kopecks;

2nd coupon period - 36 (Thirty six) rubles 65 (Sixty five) kopecks;

3rd coupon period - 36 (Thirty six) rubles 65 (Sixty five) kopecks;

4th coupon period - 36 (Thirty six) rubles 65 (Sixty five) kopecks;

Date on which the obligation to pay yield on the issuer’s securities (yield (interest, par value) of bonds) should be executed, and if the obligation to pay yield on securities must be executed by the issuer within a specified period (period of time ) - the termination date of this period:

1st coupon period - 15.04.2011;

2nd coupon period - 14.10.11;

3rd coupon period - 13.04.2012;

4th coupon period - 12.10.2012

Bonds of WBD Foods OJSC are admitted to trading on the MICEX SE CJSC on 18.10.10 without listing by including in the List of non-listed securities of List of securities admitted to trading on the MICEX SE CJSC.

Type of securities: bonds

Form of securities: certificated and bearer

Series: BO-02

interest, non-convertible, exchange traded bonds with maturity on the 1,092nd day from the start date of placement

Obligatory centralized storage is set for the issue securities

Information on the depository that provides centralized storage of the issue securities

Full company name: The non-bank credit institution National Settlement Depositary Closed Joint Stock Company

Abbreviated company name: NBCI NSD CJSC

Location: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow, Russia

License information for depository activity

Number: 177-03431-000100

Date of issue: 04.12.2000

Expiry date:

Perpetual

Name of licensing authority: FCSM (FFMS) of Russia

Number of issue securities: 3,000,000

The nominal value of each share of the issue (in rubles): 1,000

Issue volume at par value: 3,000,000,000

State registration number of the issue: 4B02—02-06005-A

State registration date of the issue 20.11.2009

Authority of state registration of the issue: Trade organizer

The state registration of report on issue results has not been performed not required

Additional issues of securities No

The rights granted by each security:

1. The owner of Exchange Traded Bonds are entitled at maturity of Exchange Traded Bonds to receive face value of Exchange Traded Bonds (face value of the remainder if part of it has already been paid to owners of Exchange Traded Bonds) in the period specified by the Bond Resolution and the Prospectus.

2. The owner of Exchange Traded Bonds are entitled to receive the coupon yield (as a percentage of the remained face value of the Exchange Traded Bonds) at the end of each coupon period.

3. The owner of Exchange Traded Bond is entitled to the right of investment repayment in the event that an issue of Exchange Traded Bonds is declared as invalid or void in accordance with the laws of the Russian Federation.

4. The owner of Exchange Traded Bonds have the right to demand acquisition of all or part of his Exchange Traded Bonds in the cases and under conditions stipulated by the Bond Resolution and the Bond Prospectus.

5. The owner of Exchange Traded Bonds have the right to demand early redemption of Exchange Traded Bonds and payment to him of accrued coupon yield on the Exchange Traded Bonds, calculated at the date of fulfillment of obligations on early redemption of Exchange Traded Bonds, in the following cases:

1) stocks and bonds of all classes and types of the Issuer of Exchange Traded Bonds will be excluded from the list of securities admitted to trading on all stock exchanges that admitted Exchange Traded Bonds for trading (except for delisting of bonds at their maturity).

2) delay of more than 7 (seven) days in performance by the Issuer of his obligations to pay the coupon on Exchange Traded Bonds of the issue, starting from the date of payment on the due coupon, established in accordance with the Bond Resolution and the Bond Prospectus;

3) announcement by the Issuer of its inability to meet financial obligations in respect of Bonds of this issue;

4) delay of more than 30 (thirty) working days in performance by the Issuer of his repayment obligations (including early repayment) and/or in acquisition, decided by the Issuer, of any bonds issued by the Issuer on the territory of the Russian Federation.

Early repayment is allowed only after placement and full payment of the bonds, except for early redemption in connection with the exclusion of stocks or bonds of all classes and types of the Issuer of Exchange Traded Bonds from the list of securities admitted to trading on all stock exchanges that have perform admission of Exchange Traded Bonds to trading (except delisting of bonds at maturity or redemption).

6. 6. In the event of liquidation of the Issuer an owner of the Exchange Traded Bonds entitled to receive the owed money in priority order established in accordance with Article 64 of the Civil Code of the Russian Federation.

All the debt of the Issuer on the Exchange Traded Bonds of this issue will be legally equal and equally binding.

7. 7. Owner of Exchange Traded Bonds have the right to freely sell or otherwise dispose of Exchange Traded Bonds under condition that trading of Exchange Traded Bonds can be done only at Stock Exchange. The Issuer is obliged to secure the rights of owners of Exchange Traded Bonds if they act in compliance with the applicable law of the Russian Federation for the implementation of these rights.

Issue securities are under placement: Yes

Method of bond placement: public offering

Period of Placement

1:

Date of placement of Exchange Traded Bonds established by the authorized governing body of the Issuer.

If, at the time of an event, of which the Issuer must disclose in accordance with applicable federal laws and regulations of the federal executive body for the securities market, a different procedure and deadlines is established for the disclosure of such an event, rather than the procedure and deadlines provided by the Bond Resolution and the Prospectus, information on this event is revealed in the manner and time stipulated by federal laws and regulations of the federal executive body for the Securities Market, effective at the time of occurrence.

Announcement about the date of placement of Exchange Traded Bonds is published by the Issuer in accordance with the requirements of the Regulations on information disclosure by issuers of issuable securities approved by the FFMS Order dated 10.10.2006 No. 06-117/pz-n

Placement Term is determined by reference to the date of disclosure of some information on the issue (additional issue) of securities

Procedure for the disclosure of such information:

• In the news feed of a news agency, authorized by federal executive body for the securities market to disclosure on the securities market (hereinafter referred to as News Feed) - no later than 5 (five) days before the date of the placement of securities;

• on the Issuer’s Internet website on the at www.wbd.ru:  — no later than 4 (four) days before the date of securities placement.

Method of bond placement:

Placement of Bonds can be started no earlier than 7 (seven) days from the date of disclosure by the Issuer and the stock exchange, adopted admission of exchange bonds for trading, of information on the admission of Exchange Traded Bonds for trading on the stock exchange.

Announcement on the admission of Exchange Traded Bonds for trading during their placement and how to access the information contained in the Bond Prospectus is published by the Issuer in the manner and time specified in par. 11 of the Bond Resolution and par. 2.9 of the Bond Prospectus.

Placement price

Price (prices) or the procedure for determining the offering price of securities:

The placement price of Exchange Traded Bonds in the first and subsequent days of placement is set to 100% (hundred percent) of the par value of Exchange Traded Bonds, representing 1,000 (one thousand) rubles per Bond.

Starting from the second day of issue of Exchange Traded Bonds, the buyer for the transaction of sale of Bonds also pays accrued coupon yield (ACY) on Exchange Traded Bonds, defined by the following formula:

ACY = Nom * C1 * (T - T0)/365/ 100%, where

ACY is accrued coupon yield, in rub.

Nom is face (nominal) value per Exchange Traded Bond, rub.;

C1 is interest rate of the first coupon, interest per annum;

T is the date of placement of Exchange Traded Bonds;

T0 is the starting date of placement of Exchange Traded Bonds;

The value of the accrued coupon yield per Exchange Traded Bond is determined up to one kopeck (rounded by the mathematical rules of rounding. The rules of mathematical rounding should be understood as a rounding method where the whole kopeck(s) does not change if the next figure is from 0 to 4, and increases by one if the next figure is from 5 to 9).

Preemptive right

The procedure of preemptive right to purchase securities to be placed:

Preemptive right to purchase the securities are not provided.

Conditions and payment procedure of securities

Term of payment for the securities:

Exchange Traded Bonds are placed after full payment for them.

In this case, the funds should be reserved on the trading accounts of the Bidders in the NON-BANK CREDIT INSTITUTION CLEARING HOUSE OF MOSCOW INTERBANK CURRENCY EXCHANGE CLOSED JOINT STOCK COMPANY (hereinafter referred to as MICEX CH) in an amount sufficient to complete payment of Exchange Traded Bonds which are specified in the bids for the purchase of Exchange Traded Bonds, including all the necessary fees.

Form of payment for the securities:

In purchasing Exchange Traded Bonds, a form of payment is provided in the currency of the Russian Federation on a cashless basis.

Purchase in installments upon payment of Exchange Traded Bonds of the issue is not provided.

Payment procedure for the securities to be placed:

Settlement of sale transactions of Exchange Traded Bonds upon their placement is made on a delivery versus payment basis through MICEX CH in accordance with the Clearing house rules and regulations on activity in the securities market. Cash payments in placement of Exchange Traded Bonds on purchase and sales transactions of Exchange Traded Bonds shall be made on the date of such transactions.

Cash received in payment for Exchange Traded Bonds of this issue is credited to
Underwriter in the MICEX CH.

Credit institution:

Full company name: NON-BANK CREDIT INSTITUTION CLEARING HOUSE OF MOSCOW INTERBANK CURRENCY EXCHANGE CLOSED JOINT STOCK COMPANY

Abbreviated company name: MICEX CJSC CH

Location: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

Postal address: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

BIC: 044583505

TIN: 7702165310

Cor/Ac: 30105810100000000505

Bank account details, which must received transfer funds in payment for Exchange Traded Bonds:

Account holder: CJSC Raiffeisen Bank

Account Number (primary): 30401810900100000322

Account Number (trading): 30403810400103000322

KPP (Taxpayer Record Validity Code) of recipient of funds received in payment for securities: 997950001

Other conditions and procedure for payment of the issue securities:

Payment of Exchange Traded Bonds in non-monetary assets is not provided.

Starting from the second day of Exchange Traded Bonds placement, the buyers purchasing Exchange Traded Bonds shall pay the accrued coupon yield (ACY) on the Exchange Traded Bonds, determined in accordance with par. 8.4 of the Bond Resolution and par. 2.4 of the Bond Prospectus.

Underwriter shall transfer the funds received from the placement of Exchange Traded Bonds to the Issuer’s account within the period stipulated by the underwriting agreement for Bond placement on the Exchange.

Share, at which the issue (additional issue) of securities considered to have failed and the procedure for returning the funds transferred for payment of securities issue (additional issue), in the event that it is cancelled

Share, at which the issue (additional issue) of securities considered to have failed, has not been defined

Procedure and terms of redemption of issue securities:

redemption date is on the 1092nd (one thousand ninety second) day from the placement date of issue of Exchange Traded Bonds

In the case of early redemption, the Issuer shall inform the Stock Exchange and NDC of the decision on early redemption of Exchange Traded Bonds at the discretion of the Issuer, including the terms and conditions for early redemption at the discretion of the Issuer, but not later than one (1) working day after the date of the decision made.

Also, the Issuer shall send a notice to the NDC that the issuer has decided on early redemption at the discretion of the Issuer on the date of completion of the coupon period, it shall be done not later than 14 (fourteen) days before the date of the coupon period in which early repayment is allowed at the discretion of the Issuer.

Following the early redemption of Exchange Traded Bonds by the Issuer; the Issuer publishes information on the date of performance of obligations.

Such information (including the number of Exchange Traded Bonds redeemed) shall be published within the following periods from the expiry date of performance of obligations:

• In the news feed - no later than 1 (one) day;

• On the Internet website www.wbd.ru within 2 (two) days.

When an event occurs, entitling holders to demand early redemption of Exchange Traded Bonds, the Issuer shall publish the following information within one (1) working day in the News Feed, and on the Internet website - www.wbd.ru within 2 (two) days from the date of the event entitling holders of Exchange Traded Bonds to bring Exchange Traded Bonds to the early redemption:

• The name of the event, entitling holders of Exchange Traded Bonds to demand early repayment of Exchange Traded Bonds;

• The date of the event;

• The conditions of early redemption (including the cost of early repayment).

• The possible actions of owners of Bonds to perform their demands for early redemption of Bonds.

In this case publication on the Internet is carried out after publication in the News Feed.

The text of the announcement of the corporate event must be available on the Issuer’s Internet website for at least 6 (six) months from the date of expiry, which established by the Regulations on information disclosure by issuers of issuable securities approved by the Order of FFMS of Russia dated 10.10.2006, No. 06-117/pz-n, for its publication on the Internet, and if it is published on the Internet after the expiry of that - from the date of its publication on the Internet.

Bond interest rate (coupon), payment procedure and conditions:

Interest rate (coupon) on the Bonds is determined in accordance with the Bond Resolution (the issue identification number of the 4B02-02-06005-A dated November 20, 2009) approved by decision of the Board of Directors of Open Joint Stock Company Wimm-Bill-Dann Foods made on October 26, 2009, Minutes No. 28-10 of October 28, 2009.

The interest rate on the first coupon period is determined by the Order of the Chairman of the Board dated October 13, 2010 and is set at 7.35% per annum, the interest rate on the second, third, fourth coupon period is set equal to the interest rate on the first coupon period

1st coupon period - 109,950,000 (one hundred and nine million nine hundred fifty thousand) rubles 0 (zero) kopecks;

2nd coupon period - -109,950,000 (one hundred and nine million nine hundred fifty thousand) rubles 0 (zero) kopecks;

3rd coupon period - 109,950,000 (one hundred and nine million nine hundred fifty thousand) rubles 0 (zero) kopecks;

4th coupon period - 109,950,000 (one hundred and nine million nine hundred fifty thousand) rubles 0 (zero) kopecks;

interest and/or any other yield to be paid per issuer’s bond of specific issue (series):

1st coupon period - 36 (Thirty six) rubles 65 (Sixty five) kopecks;

2nd coupon period - 36 (Thirty six) rubles 65 (Sixty five) kopecks;

3rd coupon period - 36 (Thirty six) rubles 65 (Sixty five) kopecks;

4th coupon period - 36 (Thirty six) rubles 65 (Sixty five) kopecks;

Date on which the obligation to pay yield on the issuer’s securities (yield (interest, par value) of bonds) should be executed, and if the obligation to pay yield on securities must be executed by the issuer within a specified period (period of time) - the termination date of this period:

1st coupon period - 15.04.2011;

2nd coupon period - 14.10.2011;

3rd coupon period - 13.04.2012;

4th coupon period - 12.10.2012

Bonds of WBD Foods OJSC are admitted to trading on the MICEX SE CJSC on 18.10.10 without listing by including in the List of non-listed securities of List of securities admitted to trading on the MICEX SE CJSC.

Type of securities: bonds

Form of securities: certificated and bearer

Series: BO-03

interest, non-convertible, exchange traded bonds with maturity on the 1,092nd day from the start date of placement

Obligatory centralized storage is set for the issue securities

Information on the depository that provides centralized storage of the issue securities

Full company name: The non-bank credit institution National Settlement Depositary Closed Joint Stock Company

Abbreviated company name: NBCI NSD CJSC

Location: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow, Russia

License information for depository activity

Number: 177-03431-000100

Date of issue: 04.12.2000

Expiry date:

Perpetual

Name of licensing authority: FCSM (FFMS) of Russia

Number of issue securities: 3,000,000

The nominal value of each share of the issue (in rubles): 1,000

Issue volume at par value: 3,000,000,000

State registration number of the issue: 4B02—03-06005-A

State registration date of the issue 20.11.2009

Authority of state registration of the issue: Trade organizer

The state registration of report on issue results has not been performed not required

Additional issues of securities No

The rights granted by each security:

1. The owner of Exchange Traded Bonds are entitled at maturity of Exchange Traded Bonds to receive face value of Exchange Traded Bonds (face value of the remainder if part of it has already been paid to owners of Exchange Traded Bonds) in the period specified by the Bond Resolution and the Prospectus.

2. The owner of Exchange Traded Bonds are entitled to receive the coupon yield (as a percentage of the remained face value of the Exchange Traded Bonds) at the end of each coupon period.

3. The owner of Exchange Traded Bond is entitled to the right of investment repayment in the event that an issue of Exchange Traded Bonds is declared as invalid or void in accordance with the laws of the Russian Federation.

4. The owner of Exchange Traded Bonds have the right to demand acquisition of all or part of his Exchange Traded Bonds in the cases and under conditions stipulated by the Bond Resolution and the Bond Prospectus.

5. The owner of Exchange Traded Bonds have the right to demand early redemption of Exchange Traded Bonds and payment to him of accrued coupon yield on the Exchange Traded Bonds,

calculated at the date of fulfillment of obligations on early redemption of Exchange Traded Bonds, in the following cases:

1) stocks and bonds of all classes and types of the Issuer of Exchange Traded Bonds will be excluded from the list of securities admitted to trading on all stock exchanges that admitted Exchange Traded Bonds for trading (except for delisting of bonds at their maturity).

2) delay of more than 7 (seven) days in performance by the Issuer of his obligations to pay the coupon on Exchange Traded Bonds of the issue, starting from the date of payment on the due coupon, established in accordance with the Bond Resolution and the Bond Prospectus;

3) announcement by the Issuer of its inability to meet financial obligations in respect of Bonds of this issue;

4) delay of more than 30 (thirty) working days in performance by the Issuer of his repayment obligations (including early repayment) and/or in acquisition, decided by the Issuer, of any bonds issued by the Issuer on the territory of the Russian Federation.

Early repayment is allowed only after placement and full payment of the bonds, except for early redemption in connection with the exclusion of stocks or bonds of all classes and types of the Issuer of Exchange Traded Bonds from the list of securities admitted to trading on all stock exchanges that have perform admission of Exchange Traded Bonds to trading (except delisting of bonds at maturity or redemption).

6. 6. In the event of liquidation of the Issuer an owner of the Exchange Traded Bonds entitled to receive the owed money in priority order established in accordance with Article 64 of the Civil Code of the Russian Federation.

All the debt of the Issuer on the Exchange Traded Bonds of this issue will be legally equal and equally binding.

7. 7. Owner of Exchange Traded Bonds have the right to freely sell or otherwise dispose of Exchange Traded Bonds under condition that trading of Exchange Traded Bonds can be done only at Stock Exchange. The Issuer is obliged to secure the rights of owners of Exchange Traded Bonds if they act in compliance with the applicable law of the Russian Federation for the implementation of these rights.

Issue securities are under placement: Yes

Method of bond placement: public offering

Period of Placement

1:

Date of placement of Exchange Traded Bonds established by the authorized governing body of the Issuer.

If, at the time of an event, of which the Issuer must disclose in accordance with applicable federal laws and regulations of the federal executive body for the securities market, a different procedure and deadlines is established for the disclosure of such an event, rather than the procedure and deadlines provided by the Bond Resolution and the Prospectus, information on this event is revealed in the manner and time stipulated by federal laws and regulations of the federal executive body for the Securities Market, effective at the time of occurrence.

Announcement about the date of placement of Exchange Traded Bonds is published by the Issuer in accordance with the requirements of the Regulations on information disclosure by issuers of issuable securities approved by the FFMS Order dated 10.10.2006 No. 06-117/pz-n

Placement Term is determined by reference to the date of disclosure of some information on the issue (additional issue) of securities

Procedure for the disclosure of such information:

• In the news feed of a news agency, authorized by federal executive body for the securities market to disclosure on the securities market (hereinafter referred to as News Feed) - no later than 5 (five) days before the date of the placement of securities;

• on the Issuer’s Internet website on the at www.wbd.ru:  - no later than 4 (four) days before the date of securities placement.

Method of bond placement:

Placement of Bonds can be started no earlier than 7 (seven) days from the date of disclosure by the Issuer and the stock exchange, adopted admission of exchange bonds for trading, of information on the admission of Exchange Traded Bonds for trading on the stock exchange.

Announcement on the admission of Exchange Traded Bonds for trading during their placement and how to access the information contained in the Bond Prospectus is published by the Issuer in the manner and time specified in par. 11 of the Bond Resolution and par. 2.9 of the Bond Prospectus.

Placement price

Price (prices) or the procedure for determining the offering price of securities:

The placement price of Exchange Traded Bonds in the first and subsequent days of placement is set to 100% (hundred percent) of the par value of Exchange Traded Bonds, representing 1,000 (one thousand) rubles per Bond.

Starting from the second day of issue of Exchange Traded Bonds, the buyer for the transaction of sale of Bonds also pays accrued coupon yield (ACY) on Exchange Traded Bonds, defined by the following formula:

ACY = Nom * C1 * (T - T0)/365/ 100%, where

ACY is accrued coupon yield, in rub.

Nom is face (nominal) value per Exchange Traded Bond, rub.;

C1 is interest rate of the first coupon, interest per annum;

T is the date of placement of Exchange Traded Bonds;

T0 is the starting date of placement of Exchange Traded Bonds;

The value of the accrued coupon yield per Exchange Traded Bond is determined up to one kopeck (rounded by the mathematical rules of rounding. The rules of mathematical rounding should be understood as a rounding method where the whole kopeck (kopecks) does not change if the next figure is from 0 to 4, and increases by one if the next figure is from 5 to 9).

Preemptive right

The procedure of preemptive right to purchase securities to be placed:

Preemptive right to purchase the securities are not provided.

Conditions and payment procedure of securities

Term of payment for the securities:

Exchange Traded Bonds are placed after full payment for them.

In this case, the funds should be reserved on the trading accounts of the Bidders in the NON-BANK CREDIT INSTITUTION CLEARING HOUSE OF MOSCOW INTERBANK CURRENCY EXCHANGE CLOSED JOINT STOCK COMPANY (hereinafter referred to as MICEX CH) in an amount sufficient to complete payment of Exchange Traded Bonds which are specified in the bids for the purchase of Exchange Traded Bonds, including all the necessary fees.

Form of payment for the securities:

In purchasing Exchange Traded Bonds, a form of payment is provided in the currency of the Russian Federation on a cashless basis.

Purchase in installments upon payment of Exchange Traded Bonds of the issue is not provided.

Payment procedure for the securities to be placed:

Settlement of sale transactions of Exchange Traded Bonds upon their placement is made on a delivery versus payment basis through MICEX CH in accordance with the Clearing house rules and regulations on activity in the securities market. Cash payments in placement of Exchange Traded Bonds on purchase and sales transactions of Exchange Traded Bonds shall be made on the date of such transactions.

Cash received in payment for Exchange Traded Bonds of this issue is credited to Underwriter in the MICEX CH.

Credit institution:

Full company name: NON-BANK CREDIT INSTITUTION CLEARING HOUSE OF MOSCOW INTERBANK CURRENCY EXCHANGE CLOSED JOINT STOCK COMPANY

Abbreviated company name: MICEX CJSC CH

Location: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

Postal address: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

BIC: 044583505

TIN: 7702165310

Cor/Ac: 30105810100000000505

Bank account details, which must received transfer funds in payment for Exchange Traded Bonds:

Account holder: CJSC Raiffeisen Bank

Account Number (primary): 30401810900100000322

Account Number (trading): 30403810400103000322

KPP (Taxpayer Record Validity Code) of recipient of funds received in payment for securities: 997950001

Other conditions and procedure for payment of the issue securities:

Payment of Exchange Traded Bonds in non-monetary assets is not provided.

Starting from the second day of Exchange Traded Bonds placement, the buyers purchasing Exchange Traded Bonds shall pay the accrued coupon yield (ACY) on the Exchange Traded Bonds, determined in accordance with par. 8.4 of the Bond Resolution and par. 2.4 of the Bond Prospectus.

Underwriter shall transfer the funds received from the placement of Exchange Traded Bonds to the Issuer’s account within the period stipulated by the underwriting agreement for Bond placement on the Exchange.

Share, at which the issue (additional issue) of securities considered to have failed and the procedure for returning the funds transferred for payment of securities issue (additional issue), in the event that it is cancelled

Share, at which the issue (additional issue) of securities considered to have failed, has not been defined

Procedure and terms of redemption of issue securities:

redemption date is on the 1092nd (one thousand ninety second) day from the placement date of issue of Exchange Traded Bonds

In the case of early redemption, the Issuer shall inform the Stock Exchange and NDC of the decision on early redemption of Exchange Traded Bonds at the discretion of the Issuer, including the terms and conditions for early redemption at the discretion of the Issuer, but not later than one (1) working day after the date of the decision made.

Also, the Issuer shall send a notice to the NDC that the issuer has decided on early redemption at the discretion of the Issuer on the date of completion of the coupon period, it shall be done not later than 14 (fourteen) days before the date of the coupon period in which early repayment is allowed at the discretion of the Issuer.

Following the early redemption of Exchange Traded Bonds by the Issuer; the Issuer publishes information on the date of performance of obligations.

Such information (including the number of Exchange Traded Bonds redeemed) shall be published within the following periods from the expiry date of performance of obligations:

• In the news feed - no later than 1 (one) day;

• On the Internet website www.wbd.ru within 2 (two) days.

When an event occurs, entitling holders to demand early redemption of Exchange Traded Bonds, the Issuer shall publish the following information within one (1) working day in the News Feed, and on the Internet website - www.wbd.ru within 2 (two) days from the date of the event entitling holders of Exchange Traded Bonds to bring Exchange Traded Bonds to the early redemption:

• The name of the event, entitling holders of Exchange Traded Bonds to demand early repayment of Exchange Traded Bonds;

• The date of the event;

• The conditions of early redemption (including the cost of early repayment).

• The possible actions of owners of Bonds to perform their demands for early redemption of Bonds.

In this case publication on the Internet is carried out after publication in the News Feed.

The text of the announcement of the corporate event must be available on the Issuer’s Internet website for at least 6 (six) months from the date of expiry, which established by the Regulations on information disclosure by issuers of issuable securities approved by the Order of FFMS of Russia dated 10.10.2006, No 06-117/pz-n, for its publication on the Internet, and if it is published on the Internet after the expiry of that - from the date of its publication on the Internet.

Bond interest rate (coupon), payment procedure and conditions:

Interest rate (coupon) on the Bonds is determined in accordance with the Bond Resolution (the issue identification number of the 4B02-03-06005-A dated November 20, 2009) approved by decision of the Board of Directors of Open Joint Stock Company Wimm-Bill-Dann Foods made on October 26, 2009, Minutes No. 28-10 of October 28, 2009.

The interest rate on the first coupon period is determined by the Order of the Chairman of the Board dated October 13, 2010 and is set at 7.35% per annum, the interest rate on the second, third, fourth coupon period is set equal to the interest rate on the first coupon period

1st coupon period - 109,950,000 (one hundred and nine million nine hundred fifty thousand) rubles 0 (zero) kopecks;

2nd coupon period - -109,950,000 (one hundred and nine million nine hundred fifty thousand) rubles 0 (zero) kopecks;

3rd coupon period - 109,950,000 (one hundred and nine million nine hundred fifty thousand) rubles 0 (zero) kopecks;

4th coupon period - 109,950,000 (one hundred and nine million nine hundred fifty thousand) rubles 0 (zero) kopecks;

interest and/or any other yield to be paid per issuer’s bond of specific issue (series):

1st coupon period - 36 (Thirty six) rubles 65 (Sixty five) kopecks;

2nd coupon period - 36 (Thirty six) rubles 65 (Sixty five) kopecks;

3rd coupon period - 36 (Thirty six) rubles 65 (Sixty five) kopecks;

4th coupon period - 36 (Thirty six) rubles 65 (Sixty five) kopecks;

Date on which the obligation to pay yield on the issuer’s securities (yield (interest, par value) of bonds) should be executed, and if the obligation to pay yield on securities must be executed by the issuer within a specified period (period of time ) - the termination date of this period:

1st coupon period - 15.04.2011;

2nd coupon period - 14.10.2011;

3rd coupon period - 13.04.2012;

4th coupon period - 12.10.2012

Bonds of WBD Foods OJSC are admitted to trading on the MICEX SE CJSC on 18.10.10 without listing by including in the List of non-listed securities of List of securities admitted to trading on the MICEX SE CJSC.

Type of securities: bonds

Form of securities: certificated and bearer

Series: BO-08

interest, non-convertible, exchange traded bonds with maturity on the 1,092nd day from the start date of placement

Obligatory centralized storage is set for the issue securities

Information on the depository that provides centralized storage of the issue securities

Full company name: The non-bank credit institution National Settlement Depositary Closed Joint Stock Company

Abbreviated company name: NBCI NSD CJSC

Location: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow, Russia

License information for depository activity

Number: 177-03431-000100

Date of issue: 04.12.2000

Expiry date:

Perpetual

Name of licensing authority: FCSM (FFMS) of Russia

Number of issue securities: 5,000,000

The nominal value of each share of the issue (in rubles): 1,000

Issue volume at par value: 5,000,000,000

State registration number of the issue: 4B02—08-06005-A

State registration date of the issue 20.11.2009

Authority of state registration of the issue: Trade organizer

The state registration of report on issue results has not been performed not required

Additional issues of securities No

The rights granted by each security:

1. The owner of Exchange Traded Bonds are entitled at maturity of Exchange Traded Bonds to receive face value of Exchange Traded Bonds (face value of the remainder if part of it has already been paid to owners of Exchange Traded Bonds) in the period specified by the Bond Resolution and the Prospectus.

2. The owner of Exchange Traded Bonds are entitled to receive the coupon yield (as a percentage of the remained face value of the Exchange Traded Bonds) at the end of each coupon period.

3. The owner of Exchange Traded Bond is entitled to the right of investment repayment in the event that an issue of Exchange Traded Bonds is declared as invalid or void in accordance with the laws of the Russian Federation.

4. The owner of Exchange Traded Bonds have the right to demand acquisition of all or part of his Exchange Traded Bonds in the cases and under conditions stipulated by the Bond Resolution and the Bond Prospectus.

5. The owner of Exchange Traded Bonds have the right to demand early redemption of Exchange Traded Bonds and payment to him of accrued coupon yield on the Exchange Traded Bonds, calculated at the date of fulfillment of obligations on early redemption of Exchange Traded Bonds, in the following cases:

1) stocks and bonds of all classes and types of the Issuer of Exchange Traded Bonds will be excluded from the list of securities admitted to trading on all stock exchanges that admitted Exchange Traded Bonds for trading (except for delisting of bonds at their maturity).

2) delay of more than 7 (seven) days in performance by the Issuer of his obligations to pay the coupon on Exchange Traded Bonds of the issue, starting from the date of payment on the due coupon, established in accordance with the Bond Resolution and the Bond Prospectus;

3) announcement by the Issuer of its inability to meet financial obligations in respect of Bonds of this issue;

4) delay of more than 30 (thirty) working days in performance by the Issuer of his repayment obligations (including early repayment) and/or in acquisition, decided by the Issuer, of any bonds issued by the Issuer on the territory of the Russian Federation.

Early repayment is allowed only after placement and full payment of the bonds, except for early redemption in connection with the exclusion of stocks or bonds of all classes and types of the Issuer of Exchange Traded Bonds from the list of securities admitted to trading on all stock exchanges that have perform admission of Exchange Traded Bonds to trading (except delisting of bonds at maturity or redemption).

6. 6. In the event of liquidation of the Issuer an owner of the Exchange Traded Bonds entitled to receive the owed money in priority order established in accordance with Article 64 of the Civil Code of the Russian Federation.

All the debt of the Issuer on the Exchange Traded Bonds of this issue will be legally equal and equally binding.

7. 7. Owner of Exchange Traded Bonds have the right to freely sell or otherwise dispose of Exchange Traded Bonds under condition that trading of Exchange Traded Bonds can be done only at Stock Exchange. The Issuer is obliged to secure the rights of owners of Exchange Traded Bonds if they act in compliance with the applicable law of the Russian Federation for the implementation of these rights.

Issue securities are under placement: Yes

Method of bond placement: public offering

Period of Placement

1:

Date of placement of Exchange Traded Bonds established by the authorized governing body of the Issuer.

If, at the time of an event, of which the Issuer must disclose in accordance with applicable federal laws and regulations of the federal executive body for the securities market, a different procedure and deadlines is established for the disclosure of such an event, rather than the procedure and deadlines provided by the Bond Resolution and the Prospectus, information on this event is revealed in the manner and time stipulated by federal laws and regulations of the federal executive body for the Securities Market, effective at the time of occurrence.

Announcement about the date of placement of Exchange Traded Bonds is published by the Issuer in accordance with the requirements of the Regulations on information disclosure by issuers of issuable securities approved by the FFMS Order dated 10.10.2006 No. 06-117/pz-n

Placement Term is determined by reference to the date of disclosure of some information on the issue (additional issue) of securities

Procedure for the disclosure of such information:

• In the news feed of a news agency, authorized by federal executive body for the securities market to disclosure on the securities market (hereinafter referred to as News Feed) - no later than 5 (five) days before the date of the placement of securities;

• on the Issuer’s Internet website on the at www.wbd.ru:  - no later than 4 (four) days before the date of securities placement.

Method of bond placement:

Placement of Bonds can be started no earlier than 7 (seven) days from the date of disclosure by the Issuer and the stock exchange, adopted admission of exchange bonds for trading, of information on the admission of Exchange Traded Bonds for trading on the stock exchange.

Announcement on the admission of Exchange Traded Bonds for trading during their placement and how to access the information contained in the Bond Prospectus is published by the Issuer in the manner and time specified in par. 11 of the Bond Resolution and par. 2.9 of the Bond Prospectus.

Placement price

Price (prices) or the procedure for determining the offering price of securities:

The placement price of Exchange Traded Bonds in the first and subsequent days of placement is set to 100% (hundred percent) of the par value of Exchange Traded Bonds, representing 1,000 (one thousand) rubles per Bond.

Starting from the second day of issue of Exchange Traded Bonds, the buyer for the transaction of sale of Bonds also pays accrued coupon yield (ACY) on Exchange Traded Bonds, defined by the following formula:

ACY = Nom * C1 * (T - T0)/365/ 100%, where

ACY is accrued coupon yield, in rub.

Nom is face (nominal) value per Exchange Traded Bond, rub.;

C1 is interest rate of the first coupon, interest per annum;

T is the date of placement of Exchange Traded Bonds;

T0 is the starting date of placement of Exchange Traded Bonds;

The value of the accrued coupon yield per Exchange Traded Bond is determined up to one kopeck (rounded by the mathematical rules of rounding. The rules of mathematical rounding should be understood as a rounding method where the whole kopeck (kopecks) does not change if the next figure is from 0 to 4, and increases by one if the next figure is from 5 to 9).

Preemptive right

The procedure of preemptive right to purchase securities to be placed:

Preemptive right to purchase the securities are not provided.

Conditions and payment procedure of securities

Term of payment for the securities:

Exchange Traded Bonds are placed after full payment for them.

In this case, the funds should be reserved on the trading accounts of the Bidders in the NON-BANK CREDIT INSTITUTION CLEARING HOUSE OF MOSCOW INTERBANK CURRENCY EXCHANGE CLOSED JOINT STOCK COMPANY (hereinafter referred to as MICEX CH) in an amount sufficient to complete payment of Exchange Traded Bonds which are specified in the bids for the purchase of Exchange Traded Bonds, including all the necessary fees.

Form of payment for the securities:

In purchasing Exchange Traded Bonds, a form of payment is provided in the currency of the Russian Federation on a cashless basis.

Purchase in installments upon payment of Exchange Traded Bonds of the issue is not provided.

Payment procedure for the securities to be placed:

Settlement of sale transactions of Exchange Traded Bonds upon their placement is made on a delivery versus payment basis through MICEX CH in accordance with the Clearing house rules and regulations on activity in the securities market. Cash payments in placement of Exchange Traded Bonds on purchase and sales transactions of Exchange Traded Bonds shall be made on the date of such transactions.

Cash received in payment for Exchange Traded Bonds of this issue is credited to Underwriter in the MICEX CH.

Credit institution:

Full company name: NON-BANK CREDIT INSTITUTION CLEARING HOUSE OF MOSCOW INTERBANK CURRENCY EXCHANGE CLOSED JOINT STOCK COMPANY

Abbreviated company name: MICEX CJSC CH

Location: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

Postal address: 11/13 Sredniy Kislovskiy pereulok, bld. 8, Moscow 125009, Russia

BIC: 044583505

TIN: 7702165310

Cor/Ac: 30105810100000000505

Bank account details, which must received transfer funds in payment for Exchange Traded Bonds:

Account holder: Raiffeisen Bank CJSC

Account Number (primary): 30401810900100000322

Account Number (trading): 30403810400103000322

KPP (Taxpayer Record Validity Code) of recipient of funds received in payment for securities: 997950001

Other conditions and procedure for payment of the issue securities:

Payment of Exchange Traded Bonds in non-monetary assets is not provided.

Starting from the second day of Exchange Traded Bonds placement, the buyers purchasing Exchange Traded Bonds shall pay the accrued coupon yield (ACY) on the Exchange Traded

Bonds, determined in accordance with par. 8.4 of the Bond Resolution and par. 2.4 of the Bond Prospectus.

Underwriter shall transfer the funds received from the placement of Exchange Traded Bonds to the Issuer’s account within the period stipulated by the underwriting agreement for Bond placement on the Exchange.

Share, at which the issue (additional issue) of securities considered to have failed and the procedure for returning the funds transferred for payment of securities issue (additional issue), in the event that it is cancelled

Share, at which the issue (additional issue) of securities considered to have failed, has not been defined

Procedure and terms of redemption of issue securities:

redemption date is on the 1092nd (one thousand ninety second) day from the placement date of issue of Exchange Traded Bonds

In the case of early redemption, the Issuer shall inform the Stock Exchange and NDC of the decision on early redemption of Exchange Traded Bonds at the discretion of the Issuer, including the terms and conditions for early redemption at the discretion of the Issuer, but not later than one (1) working day after the date of the decision made.

Also, the Issuer shall send a notice to the NDC that the issuer has decided on early redemption at the discretion of the Issuer on the date of completion of the coupon period, it shall be done not later than 14 (fourteen) days before the date of the coupon period in which early repayment is allowed at the discretion of the Issuer.

Following the early redemption of Exchange Traded Bonds by the Issuer; the Issuer publishes information on the date of performance of obligations.

Such information (including the number of Exchange Traded Bonds redeemed) shall be published within the following periods from the expiry date of performance of obligations:

• In the news feed - no later than 1 (one) day;

• On the Internet website www.wbd.ru within 2 (two) days.

When an event occurs, entitling holders to demand early redemption of Exchange Traded Bonds, the Issuer shall publish the following information within one (1) working day in the News Feed, and on the Internet website - www.wbd.ru within 2 (two) days from the date of the event entitling holders of Exchange Traded Bonds to bring Exchange Traded Bonds to the early redemption:

• The name of the event, entitling holders of Exchange Traded Bonds to demand early repayment of Exchange Traded Bonds;

• The date of the event;

• The conditions of early redemption (including the cost of early repayment).

• The possible actions of owners of Bonds to perform their demands for early redemption of Bonds.

In this case publication on the Internet is carried out after publication in the News Feed.

The text of the announcement of the corporate event must be available on the Issuer’s Internet website for at least 6 (six) months from the date of expiry, which established by the Regulations on information disclosure by issuers of issuable securities approved by the Order of FFMS of Russia dated 10.10.2006, No. 06-117/pz-n, for its publication on the Internet, and if it is published on the Internet after the expiry of that - from the date of its publication on the Internet.

Bond interest rate (coupon), payment procedure and conditions:

Interest rate (coupon) on the Bonds is determined in accordance with the Bond Resolution (the issue identification number of the 4B02-08-06005-A dated November 20, 2009) approved by decision of the Board of Directors of Open Joint Stock Company Wimm-Bill-Dann Foods made on October 26, 2009, Minutes No. 28-10 of October 28, 2009.

The interest rate on the first coupon period is determined by the Order of the Chairman of the Board dated October 13, 2010 and is set at 7.35% per annum, the interest rate on the second, third, fourth coupon period is set equal to the interest rate on the first coupon period

1st coupon period - 183,250,000 (one hundred and nine million nine hundred fifty thousand) rubles 0 (zero) kopecks;

2nd coupon period - -183,250,000 (one hundred and nine million nine hundred fifty thousand) rubles 0 (zero) kopecks;

3rd coupon period - 183,250,000 (one hundred and nine million nine hundred fifty thousand) rubles 0 (zero) kopecks;

4th coupon period - 183,250,000 (one hundred and nine million nine hundred fifty thousand) rubles 0 (zero) kopecks;

interest and/or any other yield to be paid per issuer’s bond of specific issue (series):

1st coupon period - 36 (Thirty six) rubles 65 (Sixty five) kopecks;

2nd coupon period - 36 (Thirty six) rubles 65 (Sixty five) kopecks;

3rd coupon period - 36 (Thirty six) rubles 65 (Sixty five) kopecks;

4th coupon period - 36 (Thirty six) rubles 65 (Sixty five) kopecks;

Date on which the obligation to pay yield on the issuer’s securities (yield (interest, par value) of bonds) should be executed, and if the obligation to pay yield on securities must be executed by the issuer within a specified period (period of time) - the termination date of this period:

1st coupon period - 15.04.2011;

2nd coupon period - 14.10.2011;

3rd coupon period - 13.04.2012;

4th coupon period - 12.10.2012

Bonds of WBD Foods OJSC are admitted to trading on the MICEX SE CJSC on 18.10.10 without listing by including in the List of non-listed securities of List of securities admitted to trading on the MICEX SE CJSC.

8.3.3. Information on issues of securities under which obligations of the issuer are not performed (default)

There are no such issues

8.4. Information on the entity(s) that provided surety for bond issue

State registration number of the bond issue: 4-03-06005-A

Information on the entity providing surety

Full business name of the entity: Limited Liability Company Wimm-Bill-Dann Finance

Abbreviated company name: WBD Finance LLC

Location:

13 Solyanka, bld 2, Moscow 109028, Russia

TIN: 7709768099

PSRN: 1077763213000

8.5. Conditions of surety for enforcement of obligations on the bonds issue

For bonds, series 03:

Type of collateral (security method) Guarantor

The amount of collateral (rub.) The maximum amount of collateral provided for Bonds of the issue is equal to the sum of the total nominal value of the Bonds of the issue, that is 4,000,000,000 (four billion rubles) and the cumulative coupon yield on the Bonds.

Collateral conditions and procedure for execution of the rights of holders of Bonds under the collateral provided:

Guarantor shall be obligated jointly with the Issuer to be liable to the holders of the Bonds for any failure or improper execution by the Issuer of the obligations under the Bonds.  Provisions of law of the Russian Federation shall apply to the relations associated with the security of the Bonds. All disputes arising out of non-performance or improper performance by the Guarantor of its obligations is subject to the jurisdiction of the Russian Federation. If owners of Bonds cannot obtain satisfaction of requirements, they brought against the Issuer and/or the Guarantor for Bonds owned by them, the owners of the Bonds may apply to court or arbitration court against the Issuer and/or the Guarantor in accordance with the laws of the Russian Federation. Guarantee is unconditional and irrevocable obligation of the Guarantor to each person or entity owning the bonds on the full property right from time to time (acting independently or through a nominee holder, if the bonds are transferred by the owner of the Bonds in the nominal holding), responsible for the failure/improper performance of the Issuer of its obligations to pay in full all amounts payable by the Issuer in respect of each of the Bonds to such owner of the Bonds, at the deadline for the payment thereof, if the Issuer for any reason fails to pay and/or improperly pay any of the above sum, which he must pay in accordance with issue documents (here and hereafter under the issue documents are understood the Bond Resolution and the Bond Prospectus) to any bondholder at the time and manner prescribed by the issue documents. Secured bond gives its holder all the rights arising from such collateral. A guarantee agreement is concluded by purchasing one or more of the Bonds on the terms and conditions specified in the Issue Documents. Purchase of bonds in any amount means the conclusion of a contract of guarantee by the purchaser of the Bonds with the Guarantor under which the Guarantor is jointly liable with the Issuer for any failure to perform obligations under the Bonds by the Issuer to the Bondholders under the conditions established by the Issue Documents.  A guarantee agreement is considered to be concluded starting from the occurrence of the rights to such Bonds by the first holder of the Bonds, while the written form of the guarantee agreement is regarded as met. Transfer of rights under surety provided in accordance with Issue Documents, is due to the transfer of rights to the Bond to the new purchaser, and the right to surety is transferred to the same extent and under the same conditions that exist at the time of transfer of rights to the Bond. The transfer of rights under the suretyship without the transfer of the right to Bond shall be deemed invalid.

Fact of non-fulfillment or improper fulfillment of obligations by the Issuer on the Bonds is considered to be established in the following cases:

1) The Issuer has not paid or paid partly coupon yield as a percentage of par value of bond to holders of Bonds in the due time defined by the Issue Documents;

2) The Issuer has not paid or paid partly the principal amount in the due time defined by the Issue Documents, to the owners of the Bonds at maturity of the Bonds;

3) The Issuer has not fulfill in part or fully demands of owners of the Bonds to purchase the Bonds under the terms and conditions specified by the Issue Documents. Dates of performance of respective obligations by the Issuer are due on acquisition of Bonds by the Issuer in accordance with the Issue Documents;

4) The Issuer has not performed or improperly performed the request of the owner of Bonds on the early repayment and reimbursement of the face value of Bonds and payments due to him on accrued coupon yield on the date of the Issuer’s obligations performance of the early redemption of Bonds, calculated in accordance with par. 15 of the Bond Resolution and par. 10.10 of the Bond Prospectus, the request brought in cases and order stipulated by the Issue Documents. Dates of performance of the Issuer’s respective obligations are determined according to the Issue Documents.

In case of failure or improper fulfillment of obligations by the Issuer of the Bonds, the Guarantor shall, in accordance with the conditions established by the Issuing Documents, be responsible for any failure to perform obligations under the Bonds by the Issuer in full, if the owners of the Bonds make Demands to the Guarantor that meet conditions set by the Issuing Documents (hereinafter referred to as the Demand). Owners of Bonds, in the event of failed or improper performance by the Issuer of the above obligations under Bonds owned by them and under conditions and terms stipulated by the Issuing Documents, may submit a written demand on the performance of obligations under the Bonds directly to the Guarantor.

The request must contain the following information:

(a)       the identification features of the Bonds (the form, series, type, state registration number and date of state registration) and the number of Bonds owned by the respective owner of the Bonds;

(b)       substance of the failure/improper performance by the Issuer of his obligations under the Bonds;

(c)       amount of outstanding obligations or the ones improperly executed by the Issuer to the owner of the Bonds, that are due and not paid by the Issuer;

(d)       full name (last. first and middle names for the individual) of the owner of the Bonds and the person entitled to receive payment of the owner of the Bonds on Bonds (in the case of his appointment);

(e)       The location and mailing address (residence), contact phone numbers of the owner of the Bonds and the person entitled to receive payment of the owner of the Bonds on Bonds (in the case of his appointment);

(f)        the bank account details of the owner of the Bonds or the person entitled to receive payments under the Bonds (in the case of his appointment) and other data required for the transfer of funds (name of legal entity or last, first and middle names for individuals; address of location (residence), TIN (if any) for individuals - the serial number of identity document, the date of issue and the name of the authority issuing the document, for legal entities - OKPO (All-Russian Classifier of Enterprises and Organizations) and OKVED (All-Russian Classifier of Types of Economic Activities) codes (BIC for banking organizations);

(g)       the tax status of the person authorized to receive payments under the Bonds (resident, non-resident with a permanent establishment, non-resident without a permanent establishment), the country in which the person is a tax resident.

If the owner of the Bonds is a legal entity, the Demand shall be signed by its head and chief accountant and sealed by the owner of the Bonds. If the owner of the Bonds is an individual, the signature of the owner of the Bonds on the Demand shall be notarized. The Demand is provided to Guarantor at the address: 5 ul. Vorontsovskaya, bld. 2, Moscow, Russian Federation, personally against signature of representative of the Guarantor, or sent by registered mail, with return receipt requested. A Demand must be accompanied by:

(a)       copy of the statement on the deposit account of the holder of the Bonds, certified by Non-Profit Partnership National Depository Center (hereinafter referred to as NDC) or by a nominal holder, a NDC depositor, at which the deposit account is opened, with indication of the number of Bonds belonging to the owner of the Bonds on the date of Demand submission;

(b)       in the case of a Demand, involving the payment of sums due to the failure/improper performance of obligations of the Issuer to redeem the Bonds, a copy of the NDC report, certified by NDC or a nominal holder, a NDC depositor, on transfer of the Bonds into the section of the deposit account, intended to block the securities at maturity;

(c)       in the event of a demand by the representative of the owner of the Bonds, documents, drawn up in accordance with the laws of the Russian Federation, the credentials of the person submitting the Demand on behalf of the owner of the Bonds;

(d)       for the Bonds owner - a legal entity - notarized copies of constituent documents, and documents confirming the authority of the person signing the Demand;

(e)       for the Bonds owner - an individual - a copy of the passport certified by the signature of the owner of the Bonds.

The Guarantor also receives documents confirming, in accordance with applicable law, tax status, as well as tax benefits for some holders of the Bonds, that allow to avoid full or partial tax withholding during payments. Documents issued outside the Russian Federation should be properly legalized (or they must have apostille), and accompanied by a notarized translation into Russian. Demands may be submitted directly by the owners of the Bonds to the Guarantor within 60 (Sixty) days from the starting date for performance of the respective obligation of the Issuer on the Bonds. In this case, the date of receipt by the Guarantor of the Demand is considered as the date of the Demand submission. Does not address Demands submitted to the Guarantor upon the expiry of 60 (sixty days) from the date of the deadline for performance of the Issuer’s obligations under the Bonds.  Demands to Guarantor may be submitted by a nominal holder, a NDC depositor, which accounts contain Bonds, acting in the interests of owners of Bonds which are depositors of the depository, if the person is duly authorized by the owner of the Bonds. Guarantor examines the Demand and documents attached thereto, and checks the information contained therein within 14 (fourteen) working days from the date of Demand submission to Guarantor. Guarantor, no later than 5 (fifth) business day following the expiry of the period of Demand examination, sends a written notice with his decision (with reasoning) to grant or refuse to satisfy the Demand of the owner of the Bonds or nominal holder, a

NDC depositor, who submitted the Demand. In case of Demands involving the payment of sums due to the failure/improper performance of obligations of the Issuer to redeem the Bonds, Guarantor shall send information to NDC on satisfaction/denial of the Demand (with company name, name of the owner of the Bonds, name of the Depositary at which a deposit account of the owner is opened). If a decision is made on the satisfaction of the owner of the Bonds, the Guarantor, not later than 10 (ten) working days from expiry date of Demand response time, transfers money to a bank account of the holder of the Bonds, the nominal holder of the Bonds or other person authorized by the owner of the Bonds, which bank details are specified in Demand. Guarantor pays a sum of money to the bondholder due to him under the Bonds in amount which was not paid by the Issuer at the time when Guarantor decides to satisfy the Demand. Obligations of Guarantor are considered as fulfilled since cancellation of the funds from the account of Guarantor. Guarantee, which terms and conditions are provided by the Issuing Documents, shall be terminated:

1) in the case of termination of the Obligations of the Issuer. In this case, if the payments on the Bonds to the owner of the Bonds are made in full, surety ceases to be effective against such owner, staying active with respect to other holders of the Bonds;

2) In case of change of the Issuer’s obligations, entailing an increase in liability or other adverse consequences for the Guarantor without the consent of the latter;

3) on other grounds established by the legislation of the Russian Federation.

Guarantor not be liable for failure to fulfill his obligations to the holders of the Bonds, if such failure is due to the provision of Guarantor with inaccurate or incomplete data, in which case any additional costs incurred by the Guarantor in connection with the performance of his obligations under the suretyship shall be reimbursed by the appropriate owner of the Bonds or nominal holder of the Bonds.

The order of notice (disclosure) with information on modifying the terms of the enforcement of obligations under the Bonds, occurring for reasons beyond the control of the issuer or holders of secured bonds (reorganization, liquidation or bankruptcy of the grantor, other):

• Within 3 (three) working days in the news feed (of AK&M or Interfax, or ANO AZIPI) and at the Internet website www.wbd.ru

• Within 5 (five) working days in the newspaper Moskovskaya Pravda.

In this case, publication on the Internet, as well as in print media is carried out after publication in the news feed.

way to provide security (collateral, guarantees, bank guarantees, state or municipal guarantees, other).

For bonds, secured by a pledge, it is stated:

collateral:

for the securities subject to pledge - type, class (kind), series (if any), the issuer’s name, form, state registration number and date of state registration of securities issue, a body provided state registration of securities issue, the par value of securities (if, in accordance with Russian legislation, pledge securities have a par value), the number of securities, other mandatory details of securities stipulated by laws of the Russian Federation, the number of securities, the rights of holders of securities, Information on the name, location and postal address and contact telephone of the registrar or depositary, which accounted the rights to securities, Information on the date of the establishment of collateral for securities in the register of holders of securities, and if the securities are issued as bearer ones and have obligatory centralized storage in the system of accounting rights of the depositary exercising such storage, Information on any existing encumbrances on the pledged securities;

for real estate which is the subject of pledge - the right of the pledger to pledge property (ownership or right of economic management), the number of the certificate of ownership, date of issue and the authority which issued the certificate of ownership on pledged real estate, the number of the certificate of ownership, date of issue and the authority which issued the certificate of ownership on the pledged real estate, cadastral (conditional) number of real estate or an indication that cadastral (conditional) number has not been assigned, and the reasons for this circumstance, the registration number, for which is provided state registration ownership or right to economic management of real estate in the Unified

State Register of Rights to Real Estate and Transactions Therewith, the date of state registration of rights or an indication that the state registration of ownership or right to economic management of real estate in the Unified State Register of Rights to Real Estate and Transactions Therewith was not implemented and the reasons for this circumstance, the registration number, which is provided by the state registration of pledge on real estate in the Unified State Register of Rights to Real Estate and Transactions Therewith in favor of bond holders of securities issue, the date of state registration of pledge, the type and location of the pledged real estate (including the scope of real estate use, general and useful area of real estate, year of establishment (built) of real estate, and in case of performed reconstruction or repair of real property, also the year of the last renovation or repair ), details of any existing encumbrances on the pledged real estate (including information on encumbrances registration);

indication of the value of pledged property;

indication of the value of pledged property by assessment undertaken by the appraiser with the date of the assessment, the full name (surname, first name, middle name), license number, location, postal address and contact telephone of the appraiser which provided an assessment of the pledged property;

the amount of claims of bond holders, provided by pledge (payment of par value (other property equivalent), the payment of interest (coupon) yield on the bonds, the implementation of other property rights, provided by bonds);

Information on the insurance of the collateral (the name of the insurer of the insuree and beneficiary, their location, amount of the sum insured, a description of the insured event, the validity of the insurance contract, the date of signing the contract), if any;

procedure for the levy of execution on pledged property;

other conditions of pledge.

For bonds, secured by a guarantor, it is stated:

the extent to which the guarantor is responsible to the owners of bonds secured by the surety in the event of default or improper performance of obligations by the issuer of bonds (payment of par value (other property equivalent), the payment of interest (coupon) income on the bonds, the performance of other property rights, provided by bonds) ;

procedure for submission of bondholders’ demands to the guarantor.

If surety is granted by a legal entity, there shall be also the following information:

amount of the net assets of the issuer on the last reporting date before providing the guarantee;

amount of the net assets of the legal entity providing the guarantee on the last reporting date before providing the guarantee;

amount of the net assets of the legal entity providing the guarantee on the end date of the reporting quarter.

For bonds secured by bank guarantee, it is stated:

date of issue of bank guarantee;

amount of bank guarantee;

contents of a bank guarantee;

validity period of the bank guarantee;

procedure for submission of claims by bondholders under the bank guarantee;

other significant conditions of the bank guarantee.

For bonds secured by state or municipal guarantee, it is stated:

authority which decided on the enforcement on behalf of the Russian Federation (the constituent of the Russian Federation, a municipality) the obligations on the bonds, and the date of such decision;

Information on the guarantor, including its name (the Russian Federation, the constituent of the Russian Federation, a municipality) and the name of the authority issuing the guarantee on behalf of the said guarantor;

date of issue of guarantee;

amount of obligations under the guarantee;

validity of the bank guarantee;

procedure for submission of claims to the guarantor on the guarantee performance;

other terms for guarantee provision

8.5.1. Conditions of enforcement of obligations on mortgage-backed bonds

The Issuer has not placed mortgage-backed bonds, obligations for which have not been executed

8.6. Information on organizations, registering the rights to the issue securities of the Issuer

Entity maintaining the register of holders of registered securities of the issuer: registrar

Information on the registrar

Full company name: Closed Joint Stock Company New Registrar

Abbreviated company name: New Registrar CJSC

Location: 30 ul. Buzheninova, Moscow

TIN: 7719263354

PSRN: 1037719000384

Data on the license for the activity to register holders of securities

Number: 10-000-1-00339

Date of issue: 30.03.2006

Expiry date:

Perpetual

Name of licensing authority: FFMS of Russia

The starting date from which the registrar maintain the register of holders of securities of the issuer: 10.03.2011

In circulation there are certificated securities of the issuer with obligatory centralized storage

Depositories

Full company name: The non-bank credit institution National Settlement Depositary Closed Joint Stock Company

Abbreviated company name: NBCI NSD CJSC

Location: 1/13 Sredniy Kislovskiy Pereulok, bld. 8, Moscow 125009, Russia

TIN: 7702165310

PSRN: 1027739132563

Data on the license of depository activity on the securities market

Number: 177-12042-000100

Date of issue: 19.02.2009

Expiry date:

Perpetual

Name of licensing authority: FFMS of Russia

8.7. Information on the laws that govern the export and import of capital, which may affect the payment of dividends, interest and other payments to non-residents

Federal Law On Currency Regulation and Currency Control No. 173-FZ of December 10, 2003.

Tax Code of the Russian Federation, Part 1, No. 146-FZ of July 31, 1998.

Tax Code of the Russian Federation, Part 2, No. 117-FZ of August 5, 2000.

Federal Law On the Securities Market No. 39-FZ of April 22, 1996.

Federal Law Concerning the Central Bank of the Russian Federation (Bank of Russia) No. 86-FZ of July 10, 2002.

Federal Law On Countering The Legalisation of Illegal Earnings (Money Laundering) And The Financing Of Terrorism No. 115-FZ of August 7, 2001

Federal law On Foreign Investment in the Russian Federation No. 160-FZ of July 9, 2001

Federal law On Investment Activity in the Russian Federation Pursued in The Form of Capital No. 39-FZ of February 25, 1999 (Federal law No. 22-FZ, as amended on January 2, 2000)

International treaties of the Russian Federation on the avoidance of double taxation.

8.8. Description of the procedure for taxation of yield on the Issuer’s placed and being placed issuable securities

Description of the procedure for taxation of yield on the Issuer’s placed and being placed issuable securities

Below provided is the general description of the procedure for taxation of the Issuer’s issuable securities (hereinafter referred to as the “securities”) transactions in accordance with the tax legislation of the Russian Federation. This description does not represent any detailed analysis of all possible consequences related to acquisition, possession, alienation and provision of yield on the securities.

Potential securities buyer must consult its tax adviser on the issue of tax consequences related to acquisition, possession, alienation and provision of yield on the Issuer’s securities in view of particular circumstances peculiar to the buyer.

Taxation of the Issuer’s securities yield is regulated by the Tax Code of the Russian Federation (hereinafter — the “TC”), as well as by other normative legal acts of the Russian Federation, accepted pursuant to the Tax Code of the Russian Federation.

Tax rates applicable to the Issuer’s securities yield	Legal entities			Individuals
Yield type	Russian legal entities or entities carrying out their operations in the Russian Federation through their permanent establishment, foreign legal entities	Foreign legal entities not carrying out their operations in the Russian Federation through their permanent establishment		Residents	Non-residents
Shares sales proceeds	20%* (whereof: federal budget – 2%; constituent entity’s budget – 18%)	0	%**	13%	30	%***

Bonds sales proceeds		0%

Income in the form of dividends	9%****1;****2	15	%***	9%	15	%***

Coupon yield	20%* (whereof: federal budget – 2%; constituent entity’s budget – 18%)	20	%***	13%	30	%***

*-  tax rate varies depending on the constituent entity of the Russian Federation within 15.5-20%%.

**- since the immovable property located in the territory of the Russian Federation contained in the Issuer’s assets structure has been less than 50 percent.

*** - on the basis of the corresponding double taxation avoidance agreement the tax rate provided for by the TC could be decreased.

****1 — Income in the form of dividends received by Russian companies can be charged at the 0% rate upon condition that as at the date of decision-making on such dividends payment the company receiving the dividends should within at least 365 calendar days have ownership of at least 50% of contribution in the authorized capital of the company paying these dividends or of the depositary notes entitling to reception of dividends in the amount equal to at least 50% of the total amount of the dividends paid by the company, and upon condition that in accordance with the Russian Federation legislation the cost of acquisition and/or reception into ownership of the contribution in the authorized capital of the company paying the dividends or the depositary notes entitling to reception of dividends, exceeds 500 million rubles.

****2 — Income of a foreign company from its operations through its permanent establishment are charged at the 15% rate. Therewith, if the dividends relate to the permanent establishment of the  Russian Federation foreign company — the resident of the state with which the Russian Federation has the double taxation avoidance agreement, containing the provisions of non-discrimination of residents of the corresponding foreign state with respect to the residents of the Russian Federation, as applied to the income in the form of dividends, the 9% tax rate is used. In this regard, the foreign receiver of dividends should confirm its permanent residence in the state with which the Russian Federation has the double taxation avoidance agreement.

The procedure for taxation of income received by resident individuals with the individual income tax.

Due to acquisition and distribution of the issuable securities, the individuals can receive the following income types:

1.     income in the form of material gain from securities acquisition;

2.     dividends and interest yields;

3.     proceeds from distribution of shares and other securities in the territory of the Russian Federation.

The taxation base regarding the taxpayer’s income, received in the form of material gain from purchase of securities, will be defined as securities market value excess over the taxpayer’s actual gross expenditures for their purchase.

The publicly traded securities market value is determined on the basis of their market price in view of its fluctuations limits.

The market value of the securities not traded at the organized market is determined on the basis of the securities estimated price in view of its fluctuations limits.

From 01.01.2010 until 31.12.2010 the following norm is applied in order to determine the securities market value: the publicly traded security market value is the weighted average price of such security calculated by trade organizer at the securities market (by stock exchange). Should the trade organizers (stock exchange) fail to have information on the security’s weighted average price as at the date of transaction, the market price shall be the weighted average price effective on the date of the nearest trading session organized before the date of the corresponding transaction, if any trading sessions have been held at least once within the last three months. The fluctuations limits for the publicly traded securities are specified as 20% towards increase and decrease from such securities market price. The fluctuations limits for the securities not traded at the organized market are specified as 20% towards increase and decrease from such securities estimated price.

The income tax base in interest terms is determined as the amount of interest paid to the Bonds holder during the tax period.

When determining the income tax base on securities transactions, the income, received under the following transactions, are taken into account:

• with publicly traded securities;

• with securities not traded at the organized market.

The publicly traded securities include the securities with which regard the securities market quotation is calculated. The securities market quotation is:

1) a weighted average price of a security on transactions executed during one trading day though the Russian trade organizer, including the stock exchange, - for the securities qualified for trading of such trade organizer on the stock exchange;

2) the security’s closing price calculated by the foreign stock exchange on transactions executed during one trading day though such stock exchange, - for the securities qualified for trading on the foreign stock exchange.

The proceeds from the securities transactions are the proceeds from the securities purchase and sale (redemption) transactions received during the tax period. The securities transactions expenditures include the document supported and actually carried out expenditures connected with acquisition, distribution, storage and redemption of securities.

The specified expenditures include:

•              amount paid to the securities Issuer as the payment for the issued securities, as well as the amounts paid in accordance with the securities purchase and sale agreement;

•              payment of the services rendered by the professional securities market participants, as well as by exchange intermediaries and clearing centers;

•              market charge (commission);

•              payment for services of the registrar;

•              the tax paid by the taxpayer when receiving the securities by way of inheritance or gift;

•              amounts of interest paid by the taxpayer for credits and loans repayment which were received for the securities transactions execution within the limits of amounts calculated on the basis of the discount rate specified by the Central Bank of the Russian Federation as of the date of the interest payment multiplied by 1.1 — for credits and loans issued in rubles, and in view of 9 percent - for credits and loans issued in the foreign currency;

•              other expenditures, directly connected with the securities transactions, as well as the expenditures connected with rendering of services by the professional participants of the securities market.

The securities transactions financial result is determined as the operating income less the specified expenditures.

The positive financial result of the set of corresponding transactions, calculated for the tax period in accordance with the tax legislation is considered the tax base for transactions with securities.

Upon conversion of securities the expenditures represented in the form of the cost of securities acquisition are recognized according to the cost of the first ones by acquisition time (FIFO).

If the Issuer performed the shares exchange (conversion), the expenditures for acquisition of the shares owned by taxpayer before such exchange (conversion) shall be recognized as the documented taxpayer’s expenditures upon distribution of the shares received by such taxpayer as a result of such exchange (conversion).

If the taxpayer acquired title to securities (including if they were obtained on a non-repayable basis or on the basis of partial payment, as well as by way of an inheritance or gift), upon taxation of income from the securities purchase and sale transactions (redemption), the amounts from which the tax was computed and paid when acquiring (receiving) these securities will be taken into account as the documented expenditures for acquisition (reception) of the said securities.

If at the moment of the taxpayer’s securities reception by way of inheritance or gift the tax was not collected, upon taxation of income from the securities purchase and sale transactions (redemption), when the securities were received by the taxpayer by way of inheritance or gift, the documented grantor’s (legator’s) expenditures for acquisition of these securities will also be taken into account.

The amounts paid by the taxpayer for acquisition of the securities with regard to which the security par value partial redemption is provided during securities circulation are recognized as expenditures at such partial redemption in proportion to the income received from such partial redemption in the total amount subject to redemption.

Financial result is determined for each transaction and for each set of transactions upon the tax period completion.

The negative financial result received in the tax period with regard to separate securities transactions reduces the financial result received in the tax period with regard to the set of corresponding transactions. Herewith, with regard to the transactions with the securities traded at the organized securities market, the negative financial result amount reducing the financial result for the securities traded at the organized securities market is determined in view of the securities market price fluctuations limit.

The negative financial result received in the tax period with regard to separate transactions with securities not traded at the organized securities market which at the moment of their acquisition were attributable to the securities traded at the organized securities market can reduce the financial result received in the tax period with regard to transactions with securities traded at the organized securities market.

The negative financial result for each set of transactions is considered as loss. The record of losses with regard to securities transactions is made in accordance with the procedure specified by Articles 214.1 and 220.1 of the Tax Code of the Russian Federation.

The securities transactions losses can be carried forward in accordance with clause 15 of Article 214.1of the Tax Code of the Russian Federation.

The taxpayer is entitled to carry the loss forward during 10 years following the tax period in which such loss was received.

The taxpayer is entitled to transfer the amount of losses received in the previous tax periods to the current tax period. Herewith, the loss not transferred to the next year can be transferred in full or in part to the year among the subsequent nine years in view of the provisions of this clause.

If the taxpayer incurred losses in several tax periods, such losses can be carried forward in such order of priority in which they were incurred.

The taxpayer is obliged to keep documents in confirmation of the incurred loss volume during the whole term of reduction of the current tax period basis by the amounts of previously received losses.

The losses are recorded by the taxpayer in the tax return provided to the corresponding tax authority upon completion of the tax period.

The tax agent (trustee, broker, other person, performing transactions under the contract of agency, commission agreement, other agreement to the advantage of the taxpayer, or any other person recognized as tax agent in accordance with the Code) determines the taxpayer’s tax base with regard to all types of income from the transactions carried out by the tax agent to the advantage of the taxpayer. Herewith, such trustee, broker, other person, performing transactions under the contract of agency, commission agreement, other agreement to the advantage of the taxpayer, or any other person recognized as tax agent in accordance with the Tax Code of the Russian Federation is recognized as the tax agent with regard to the tax amounts not completely withheld by the securities issuer.

Calculations and payout of the tax amount are performed by the tax agent upon completion of the tax period as well as before expiration of the tax period or before expiration of the trust agreement in accordance with the following procedure.

Money payout is the tax agent’s payment of monetary assets to a taxpayer or any third party upon the taxpayer’s request, as well as the transfer of monetary assets to the taxpayer’s bank account to the third party’s account upon the taxpayer’s request.

The in-kind income payment is the tax agent’s transfer of securities from the tax agent’s depot account (personal account) or the taxpayer’s depot account (personal account) with regard to which the tax agent has the right of disposal to the taxpayer. The in-kind income payment is not considered the tax agent’s transfer of securities upon the taxpayer’s request, connected with the taxpayer’s execution of securities transactions, provided the monetary assets for the corresponding transactions were not received in full on the taxpayer’s account (including the bank’s account) opened with the given tax agent.

Upon the tax agent’s payment of monetary assets (the in-kind income) before the tax period expiration or before expiration of the trust agreement, the tax is calculated from the tax base determined in accordance with the following procedure.

To determine the tax base, the tax agent performs calculation of financial result for the taxpayer to whom the monetary assets or the in-kind income are paid as of the date if income payout. Herewith, if the amount of monetary assets paid to such taxpayer does not exceed the sum calculated for it in the amount of the financial result for the transactions with regard to which the trustee (broker, other person, performing transactions under the contract of agency, commission agreement, other agreement to the advantage of the taxpayer, or any other person recognized as tax agent in accordance with the Code) acts as the tax agent, the tax will be paid from the payout amount.

When the income is paid in kind, the payout amount is determined as the sum of the actually performed and documented expenditures for acquisition of the securities transferred to the taxpayer.

If the amount of monetary assets paid to the taxpayer exceeds the amount of the financial result, calculated for it, for the transactions with regard to which the trustee (broker, other person, performing transactions under the contract of agency, commission agreement, other agreement to the advantage of the taxpayer, or any other person recognized as tax agent in accordance with the Code) acts as the tax agent, the tax will be paid from the total amount corresponding to the amount of the financial result, calculated for the given taxpayer, for the transactions with regard to which the trustee (broker, other person, performing transactions under the contract of agency, commission agreement, other agreement to the advantage of the taxpayer, or any other person recognized as tax agent in accordance with the Code) acts as the tax agent.

When paying the monetary assets (the in-kind income) to the taxpayer for more than once during the tax period, the tax amount will be calculated on an accrual basis with setting-off of the tax amounts previously paid.

If the taxpayer has different income types (including the income types charged at different rates) for the transactions performed by the tax agent to the advantage of the taxpayer, the priority of their payment to the taxpayer in case of the monetary assets payment (the in-kind income) before the tax period expiration (before expiration of the trust agreement) is established upon the agreement between the taxpayer and the tax agent.

When it is impossible to retain the assessed taxes (in full or in part) from the taxpayer, the tax agent (broker, other person, performing transactions under the contract of agency, commission agreement, other agreement to the advantage of the taxpayer, or any other person recognized as tax agent in accordance with the Code) within one month from the moment of such circumstance notifies the tax agency (located in the place of its registration) in written about impossibility of the stated deduction and total debt of the taxpayer. The tax payment in this case is performed by the taxpayer individually in equal amounts by two installments — not later than 30 calendar days from the date of reception of the tax payment notice from the tax authority, the second — not later than 30 calendar days after the first monetary assets payment (securities transfer) date.

Tax agents calculate, retain and transfer the tax withheld from the taxpayer not later than one month from the date of the tax period expiration or from the date of the monetary assets payment (securities transfer).

The taxpayer is provided with a deduction in the amount of the actually performed and documented expenditures when calculating and paying the tax by the tax agent (broker, other person, performing transactions under the contract of agency, commission agreement, other agreement to the advantage of the taxpayer) or upon the tax period completion upon provision of tax authority with the tax return.

Calculation and payment of tax from the amounts received by the taxpayer in the tax period for the securities purchase and sale transactions (given the securities are owned by the taxpayer) with regard to which the taxpayer acted as the securities seller without conclusion of broking, trust, commission, agency or other similar agreements are performed on the tax return basis submitted by the taxpayer to the tax authority upon the tax period completion. Taxpayers should submit their tax returns until April 30 and pay their profits tax until July 15 of the year following the reporting year.

Procedure of imposing the personal income tax on the income derived by non-resident individuals.

Procedure of taxation of income from sales and purchases of securities derived by foreign non-resident individuals is similar to the procedure of taxation of income from sales and purchases of securities derived by tax resident individuals.

Double taxation convention between the Russian Federation and the country of the resident individual, may provide tax exemption or tax imposition at a lower rate.

In order to exempt from tax payment, make a gross-up, get a tax rebate or other tax privileges, the foreign non-resident individual shall submit to the relevant tax authority/tax agent an official confirmation that the individual is a resident of the foreign state with which the Russian Federation has signed the double taxation treaty (convention) which is valid during the relevant tax period or part of it.

Procedure of imposing the profit tax on income derived by Russian organizations.

According to Article 247 of the Tax Code seen as the profit of Russian organizations recognized as taxpayers for the purposes of calculating the profit tax shall be incomes reduced by the amount of the effected expenditures. The incomes shall include:

• proceeds from sale or other withdrawal of securities;

• non-sale incomes in the form of interest and dividends on securities.

Article 280 of the Tax Code establishes special rules for defining the tax base on transactions with securities.

The taxpayer’s incomes from transactions involved in the sale or some other form of the withdrawal of securities (redemption included) shall be defined based on the sale price or some other form of the withdrawal of a security, as well as on the sum of the accumulated (coupon) income, paid by the purchaser to the taxpayer, and on the sum of the interest (coupon) income paid out to the taxpayer by the issuer. In this case, the taxpayer’s income from the sale or some other form of the withdrawal of securities shall not include the sums of the interest (coupon) income earlier recorded in the taxation.

The outlays made on the sale (or some other form of the withdrawal) of securities shall be defined based on the price of acquisition of the security (including the outlays on the acquisition thereof), expenditures on the sale thereof, the sum of the accumulated interest (coupon) income paid to the seller of the security by the taxpayer. In this case, the outlays shall not include the sums of the accumulated interest (coupon) income earlier recorded in the taxation.

The sales price shall be defined as the actual sales price if the actual price complies with the criteria of the market price. Criteria for defining the market price are provided individually for securities circulated on the organized securities market and for securities not circulated on the organized securities market.

Securities shall be recognized as circulated on the organized securities market only if the following conditions are simultaneously observed:

1)  if they are admitted into circulation by anyone of the trade organizers who has the right to do so in accordance with national legislation;

2)  if the information on their prices (quotations) is published in the mass media (including electronic), or if it may be supplied by the trade organizer or by another authorized person to any interested person within three years after the date of the performance of transactions with the securities;

3)  if the market quotation has been calculated for them within the last three months preceding the date of the performance of transactions with these securities by the taxpayer, is this is envisaged by the applicable law.

Applicable law means the law of the state in the territory of which securities are calculated (the taxpayer concludes civil law transactions, resulting in the transfer of ownership to securities). In case of failure to define exactly the territory of the state, in which transactions with securities were carried out beyond the organized securities market, including transactions concluded by means of electronic trading systems, the taxpayer may choose on his own such state depending on the location of the purchaser or the buyer of securities in accordance with the accounting policy accepted by him for taxation purposes.

The market quotation of a security means the average weighted price of the security in the transactions made in the course of the trading day through the Russian trade organizer of the securities market, including stock exchanges — for the securities admitted to the auction of such trade organizer in the securities market, and such stock exchange, or the closing price of the security calculated by the foreign stock exchange for transactions made in the course of the trading day through such stock exchange — for the securities admitted to the auction of such stock exchange. If the transactions with one and the same security were made through two or more trade organizers, the taxpayer shall have the right to choose on his own the market quotation formed by one of the trade organizers. If the trade organizer does not calculate the average weighted price the average weighted price shall include half of the sum of the maximum and minimum price of the transactions made in the course of the trading day through this trade organizer.

The market price of securities circulated on the organized securities market for the purposes of taxation shall be the actual price of the sale or some other form of the withdrawal of securities, if this price lies in the interval between the minimum and the maximum price of transactions (price interval) with the said security, registered by the trade organizer on the securities market as on the date of carrying out the corresponding transaction. In case of carrying out the transaction through the trade organizer the transaction date shall be the date of the auction, in which the relevant transaction with the security was concluded. In case of the sale of the security beyond the organized securities market the transaction date shall be the date of defining all material terms of transfer of the security, i.e. the date of signing the contract.

If transactions with one and the same security have been carried out on the said date through two or more trade organizers on the securities market, the taxpayer shall have the right to choose on his own the trade organizer, whose values of the price interval will be used by the taxpayer for the taxation purposes.

If on the date of carrying out the transaction there is no information on the trade organizers’ price intervals on the securities market, the taxpayer shall accept the price interval in the sale of these securities in accordance with the data supplied by the trade organizers on the securities market for the date of the closest auction which has taken place before the date of carrying out the corresponding transaction, even if the auction on these securities was held by the trade organizer only once within the last three months.

If the tax payer observes the above procedure, the actual price of the sale or some other form of the withdrawal of the securities in the corresponding price interval shall be accepted for the purposes of taxation as the market price.

In case of sale (purchase) of securities circulated on the organized securities market at the price lower than the minimum (higher than the maximum) price of transactions on the organized securities market the minimum (maximum) price of the transaction on the organized securities market shall be taken for determining the financial result.

As for securities which are not circulated on the organized securities market, the actual price of the transaction shall be accepted for the purposes of taxation, if this price lies in the interval between the minimum and the maximum prices defined on the basis of the calculated price of the securities and limit deviation of prices.

Limit deviation of prices of securities not circulated on the organized securities market, is defined at 20 percent towards a rise or fall of the calculated price of the securities.

In case of sale (purchase) of securities not circulated on the organized securities market at the price lower than the minimum (higher than the maximum) price defined on the basis of the calculated price of the security and limit deviation of prices in determining the financial result for the purposes of taxation the minimum (maximum) price defined on the basis of the calculated price of the security and limit deviation of prices shall be accepted.

Within the period from 01.01.2010 till 31.12.2010 the calculated price of securities not circulated on the organized securities market shall be defined by the taxpayer on his own or with the assistance of an appraiser using methods of estimating in accordance with the laws of the Russian Federation. To define the calculated price of debt securities denominated in the currency of the Russian Federation, the refinancing rate of the Central Bank of the Russian Federation can be used. The procedure for defining the calculated price of the securities not circulated on the organized market, as well as methods of estimating the calculated price of such securities (if the calculated price estimation is made by the taxpayer on his own) shall be reflected in the accounting policy of the taxpayer.

The tax base on transactions with securities shall be defined by the taxpayer apart from the public base for profit tax, with the exception of the tax base on the transactions with securities, which shall be defined by professional securities market traders. In this case, taxpayers (with the exception of professional market traders carrying out dealer’s activity) shall define the tax base on transactions with the securities circulated on the organized securities market, apart from the tax base on transactions with securities which are not circulated on the organized securities market.

In the event of sale or any other withdrawal of securities, the taxpayer shall choose on his own one of the following methods of writing off as outlays the cost of withdrawn securities in compliance with the accounting policy accepted for the purposes of taxation:

1)  in accordance with the prime cost of the acquisitions (FIFO);

2)  in accordance with the cost of one unit.

Taxpayers who have incurred a loss from transactions with securities in the previous tax period or in the previous tax periods shall have the right to put off the said losses onto the future within 10 years.

In this case, losses from transactions with the securities not circulated on the organized securities market which were incurred in the previous tax period (previous tax periods) may be referred to the decrease of the tax base caused by transactions with such securities which is determined in the reporting (tax) period.

In this case, losses from transactions in the securities circulated on the organized securities market incurred in the previous tax period (previous tax periods) may be referred to the decrease of the tax base caused by transactions on the sale of the given category of securities.

During a tax period the transfer for the future of the losses incurred in an appropriate reporting period as a result of transactions with the securities circulated on the organized securities market and the securities not circulated on the organized securities market shall be effected separately for said categories of securities accordingly within the limits of the incomes derived from transactions in such securities.

The incomes derived from transactions with the securities circulated on the organized securities market cannot be reduced by the outlays or the losses from transactions with the securities not circulated on the organized securities market.

The incomes derived from transactions with the securities not circulated on the organized securities market cannot be reduced by the outlays or the losses from transactions with the securities circulated on the organized securities market.

The interest income subject to taxation shall be recognized (calculated) by the taxpayer on the basis of the established Bonds yield in the manner prescribed by the Tax Code of the Russian Federation. Taxpayers who determine income and expenses for taxation purposes on an accrual basis, shall calculate and recognize for taxation purposes the interest income on Bonds as of the last date of the reporting (tax) period.

If the taxpayer qualifies the transaction with securities as a financial instrument of forward transactions, the tax base shall be defined by taking into account the provisions of Articles 301-305, 326 and 327 of the Tax Code of the Russian Federation. If the taxpayer carries out REPO transactions with securities the tax base shall be defined by taking into account the provisions of Articles 282 and 333 of the Tax Code of the Russian Federation.

Procedure of imposing the profit tax on incomes derived by foreign organizations carrying out activities in the Russian Federation through a permanent representation

Foreign organizations carrying out activities in the Russian Federation through a permanent representation define the tax base of transactions with securities and calculate the sum of the tax to be paid to the budget, in a manner similar to the established for Russian organizations subject to the provisions of Article 307 of the Tax Code.

In this case, calculation and withholding of the tax on interest incomes on Bonds paid out to foreign organizations shall not be made by the tax agent if the tax agent has been notified by the recipient of income, that the income paid out is attributed to a permanent representation of the recipient of income in the Russian Federation, and the tax agent owns a certified copy of the tax registration certificate of the recipient of the income, executed not earlier than in the previous tax period.

Procedure of imposing the profit tax on incomes derived by foreign organizations not carrying out activities in the Russian Federation through a permanent representation

For foreign organizations not carrying out activities in the Russian Federation through a permanent representation, the following types of income shall be subject to taxation in the Russian Federation:

1.               derived interest income on Bonds;

2.               dividends paid out to a foreign organization on shares of Russian organizations;

3.               incomes from the sale of shares of Russian organizations, more than 50 percent of the assets of which consist of real property located in the territory of the Russian Federation, as well as financial instruments derived from such actions.

At the sale of Bonds the foreign organization can have in addition to incomes from the sale of the Bonds that are not subject to taxation in the Russian Federation, the interest income in the form of accumulated interest income that shall be subject to the allocation from the sales price of the Bonds and tax withholding at the source of the payment in the manner described above.

In case the Double taxation convention has been signed between the Russian Federation and the State, the resident of which is a foreign organization receiving the interest and/or dividend income on securities and income from the sale of shares of organizations, more than 50 percent of the assets of which consist of real property located in the territory of the Russian Federation, the rate stipulated by the international treaty shall be applied.

In this case, to apply a reduced rate or get tax exemption in the territory of the Russian Federation under the relevant Double taxation convention the foreign organization shall submit to the tax agent before the date of payment of the relevant income the official confirmation of permanent residence of the recipient of such income in the country with which the Russian Federation has signed the relevant Double taxation convention. Such confirmation shall be certified by the competent authority of the relevant foreign state.

Value added tax

In accordance with the Tax Code the incomes from transactions with securities, namely, the incomes from the sale (withdrawal, repayment) of securities, as well as dividend and interest income, are exempt from value-added tax.

Property tax

Securities are not subject to property tax.

8.9. Information on declared (accrued) and paid dividends on shares of the issuer and the issuer’s incomes on the bonds

8.9.1. Information on declared (accrued) and paid dividends on shares of the issuer over the last 5 completed financial years or for each completed financial year, if the issuer has been carrying out its activities less than 5 years

Dividend period

Year: 2006

Period: 3 months

Name of the governing body of the issuer decided (declared) on payment of dividends on the issuer’s shares: General meeting of shareholders (participants)

Date of the meeting (session) of the issuer’s governing body at which the decision on payment (declaration) of dividends was made: 30.06.2006

Date on which a list of persons entitled to receive dividends for the given dividend period: 15.05.2006 was made.

Minutes date: 04.07.2006

Minutes number: 30-06

Category (type) of shares: ordinary

Amount of declared (accrued) dividends on shares of this category (type) per share, RUR: 6.87

Overall amount of declared (accrued) dividends on all shares of this category (type), RUR:

Total amount of dividends paid on all issuer’s shares of one category (type), RUR:

Time limit for payment of declared dividends on shares of the issuer:

date of payment of dividends shall not exceed 60 days from the date of the decision of the general meeting of shareholders on payment of dividends;

Form and other terms of payment of declared dividends on shares of the issuer:

•                             the form of payment of dividends: in cash;

•                             order of payment of dividends:

Payment of dividends to organizations is made by bank transfer (whereby, the date of payment of dividends shall be the date of withdrawal of the corresponding amount from the bank account of OJSC WBD FOODS), payment of dividends to individuals, at their request, may be both in cash and by bank transfer;

as OJSC WBD FOODS is the tax agent for payment to the shareholders of incomes from the ordinary registered shares owned by them, dividends are paid to shareholders after deduction of the amount of taxes and other deductions under legislation of the Russian Federation withheld from the incomes of the shareholders.

Specific way of payment of dividends, as well as bank details of the shareholder (in case of bank transfer) will be determined based on information contained in the register of shareholders of the Company or at the depositary, providing services on accounting and transfer of rights to ordinary registered shares of the Company provided to the Company by the registrar.

Dividend period

Year: 2006

Period: 9 months

Name of the governing body of the issuer decided (declared) on payment of dividends on the issuer’s shares: General meeting of shareholders (participants)

Date of the meeting (session) of the issuer’s governing body at which the decision on payment (declaration) of dividends was made: 05.12.2006

Date on which a list of persons entitled to receive dividends for the given dividend period: 23.10.2006 was made

Minutes date: 12.12.2006

Minutes number:

Category (type) of shares: ordinary

Amount of declared (accrued) dividends on shares of this category (type) per share, RUR: 7.86

Overall amount of declared (accrued) dividends on all shares of this category (type), RUR: 648,120,000

Total amount of dividends paid on all issuer’s shares of one category (type), RUR:

Time limit for payment of declared dividends on shares of the issuer:

date of payment of dividends shall not exceed 60 days from the date of the decision of the general meeting of shareholders on payment of dividends;

Form and other terms of payment of declared dividends on shares of the issuer:

•                             the form of payment of dividends: in cash;

•                             order of payment of dividends:

Payment of dividends to organizations is made by bank transfer (whereby, the date of payment of dividends shall be the date of withdrawal of the corresponding amount from the bank account of OJSC WBD FOODS), payment of dividends to individuals, at their request, may be both in cash and by bank transfer;

as OJSC WBD FOODS is the tax agent for payment to the shareholders of incomes from the ordinary registered shares owned by them, dividends are paid to shareholders after deduction of the amount of taxes and other deductions under legislation of the Russian Federation withheld from the incomes of the shareholders.

Specific way of payment of dividends, as well as bank details of the shareholder (in case of bank transfer) will be determined based on information contained in the register of shareholders of the Company or at the depositary, providing services on accounting and transfer of rights to ordinary registered shares of the Company provided to the Company by the registrar.

Dividend period

Year: 2006

Period: full year

Name of the governing body of the issuer decided (declared) on payment of dividends on the issuer’s shares: General meeting of shareholders (participants)

Date of the meeting (session) of the issuer’s governing body at which the decision on payment (declaration) of dividends was made: 27.06.2007

Date on which a list of persons entitled to receive dividends for the given dividend period: 15.05.2007 was made

Minutes date: 28.06.2007

Minutes number: 27-06

Category (type) of shares: ordinary

Amount of declared (accrued) dividends on shares of this category (type) per share, RUR: 3.18

Overall amount of declared (accrued) dividends on all shares of this category (type), RUR: 139,920,000

Total amount of dividends paid on all issuer’s shares of one category (type), RUR:

Time limit for payment of declared dividends on shares of the issuer:

date of payment of dividends shall not exceed 60 days from the date of the decision of the general meeting of shareholders on payment of dividends;

Form and other terms of payment of declared dividends on shares of the issuer:

•                             the form of payment of dividends: in cash;

•                             order of payment of dividends:

Payment of dividends to organizations is made by bank transfer (whereby, the date of payment of dividends shall be the date of withdrawal of the corresponding amount from the bank account of OJSC WBD FOODS), payment of dividends to individuals, at their request, may be both in cash and by bank transfer;

as OJSC WBD FOODS is the tax agent for payment to the shareholders of incomes from the ordinary registered shares owned by them, dividends are paid to shareholders after deduction of the amount of taxes and other deductions under legislation of the Russian Federation withheld from the incomes of the shareholders.

Specific way of payment of dividends, as well as bank details of the shareholder (in case of bank transfer) will be determined based on information contained in the register of shareholders of the Company or at the depositary, providing services on accounting and transfer of rights to ordinary registered shares of the Company provided to the Company by the registrar.

Dividend period

Year: 2009

Period: full year

Name of the governing body of the issuer decided (declared) on payment of dividends on the issuer’s shares: General meeting of shareholders (participants)

Date of the meeting (session) of the issuer’s governing body at which the decision on payment (declaration) of dividends was made: 14.05.2010

Date on which a list of persons entitled to receive dividends for the given dividend period: 26.03.2010 was made

Minutes date: 17.05.2010

Minutes number: 17-05

Category (type) of shares: ordinary

Amount of declared (accrued) dividends on shares of this category (type) per share, RUR: 30

Overall amount of declared (accrued) dividends on all shares of this category (type), RUR: 1,320,000,000

Total amount of dividends paid on all issuer’s shares of one category (type), RUR: 1,320,000,000

Time limit for payment of declared dividends on shares of the issuer:

date of payment of dividends shall not exceed 60 days from the date of the decision of the general meeting of shareholders on payment of dividends;

Form and other terms of payment of declared dividends on shares of the issuer:

•                             the form of payment of dividends: in cash;

•                             order of payment of dividends:

Payment of dividends to organizations is made by bank transfer (whereby, the date of payment of dividends shall be the date of withdrawal of the corresponding amount from the bank account of OJSC WBD FOODS), payment of dividends to individuals, at their request, may be both in cash and by bank transfer;

as OJSC WBD FOODS is the tax agent for payment to the shareholders of incomes from the ordinary registered shares owned by them, dividends are paid to shareholders after deduction of the amount of taxes and other deductions under legislation of the Russian Federation withheld from the incomes of the shareholders.

Specific way of payment of dividends, as well as bank details of the shareholder (in case of bank transfer) will be determined based on information contained in the register of shareholders of the Company or at the depositary, providing services on accounting and transfer of rights to ordinary registered shares of the Company provided to the Company by the registrar.

8.9.2. Bond issues, for which the income has been paid over the last 5 completed financial years preceding the date of completion of the last reporting quarter, and if the issuer carries out its activity for less than 5 years - for each complete financial year preceding the date completion of the last reported quarter.

Type of securities: bonds

Form of securities: documentary in bearer form

Series: 03

interest, non-convertible, with no possibility of early maturity, with maturity period on the 1820-th day from the beginning date of placing

State registration number of the issue: 4-03-06005-A

Date of state registration of the issue: 17.01.2008

Authority of state registration of the issue: FFMS of Russia

State registration of the report on issue results has not been performed

Number of bonds of the issue: 5,000,000

Nominal value of each bond of the issue, RUR: 1,000

Volume of the issue at nominal value: 5,000,000,000

Basic information on income on bonds of the issue:

Type of income paid on issue bonds - coupon;

Time limit for payment of income on issue bonds:

Coupon is paid every 6 months (182 days).

Date of payment on coupon 1 — 03.09.2008

Amount of income (coupon) paid per 1 bond - 46 rub. 37 kopecks

Amount of income to be paid on all bonds (on the first coupon) —RUR 231,850,000

Date of payment on coupon 2 — 04.03.2009

Amount of income (coupon) paid per 1 bond - 46 rub. 37 kopecks

Amount of income to be paid on all bonds (on the first coupon) —RUR 231,850,000

Date of payment on coupon 3 — 03.09.2009
Amount of income (coupon) paid per 1 bond - 74 rub. 79 kopecks
Amount of income to be paid on all bonds (on the first coupon) — RUR 279,693,060.48

Date of payment on coupon 4 — 04.03.2010
Amount of income (coupon) paid per 1 bond - 74 rub. 79 kopecks
Amount of income to be paid on all bonds (on the first coupon) — RUR 279.693.060.48

Date of payment on coupon 5 - 01.09.2010
Amount of income (coupon) paid per 1 bond - 74 rub. 79 kopecks
Amount of income to be paid on all bonds (on the first coupon) — RUR 279,693,060.48
Form and other terms of payment of income on issue bonds - coupon payment is made in cash;

Date of payment on coupon 6 — 02.03.2011
Amount of income (coupon) paid per 1 bond - 37 rub. 15 kopecks
Amount of income to be paid on all bonds (on the first coupon) — RUR 64,630,300.80
Form and other terms of payment of income on issue bonds - coupon payment is made in cash;

Total amount of income paid on all bonds issued for each reporting period for which such income has been paid.

1 coupon — RUR 231,850,000
2 coupon — RUR 231,850,000
3 coupon — RUR 279,693,060.48
4 coupon — RUR 279,693,060.48
5 coupon — RUR 279,693,060.48
6 coupon — RUR 64,630,300.80

Incomes payable on the bonds of this issue hasn’t been fully paid

Reasons for non-payment or partial payment of incomes on the bonds of this issue:

On 15.10.2010 the Issue acquired the Bonds under the agreement with their owners in accordance with the terms of the offer in the amount of 2,000,000 (Two million) pieces at the price amounted 100% (One hundred percent) of nominal value of the Bonds totaling RUR 2,017,960,000.00 (Two billion seventeen million nine hundred and sixty thousand 00/100)  taking into account accumulated coupon income on the Bonds (ACI) calculated as of 15.10.2010

Type of securities: bonds

Form of securities: documentary in bearer form

Series: 02

interest, non-convertible, with no possibility of early maturity, with maturity period on the 1820-th day from the beginning date of placing

State registration number of the issue: 4-02-06005-A

Date of state registration of the issue: 24.11.2005

Authority of state registration of the issue: FFMS of Russia

State registration of the report on issue results has not been performed

Number of bonds of the issue: 3,000,000

Nominal value of each bond of the issue, RUR: 1,000

Volume of the issue at nominal value: 3,000,000,000

Basic information on income on bonds of the issue:

Type of income paid on issue bonds - coupon;
Time limit for payment of income on issue bonds:
Coupon is paid every 6 months (182 days).
Total amount of interest and/or other income paid in the issuer’s bonds of this issue (series): RUR 1,346,400,000.
Date of payment on coupon 1 — 21.06.2006
Amount of income (coupon) paid per 1 bond - 44 rub. 88 kopecks
Amount of income to be paid on all bonds (on the first coupon) — RUR 134,640,000
Form and other terms of payment of income on issue bonds - coupon payment is made in cash;
1 coupon December 11, 2005 — June 21, 2006
Total amount of income paid on all bonds issued for each reporting period for which such income has been paid.
1 coupon — RUR 134,640,000

Date of payment on coupon 2 — 20.12.2006
Amount of income (coupon) paid per 1 bond - 44 rub. 88 kopecks
Amount of income to be paid on all bonds (on the first coupon) — RUR 134,640,000
Form and other terms of payment of income on issue bonds - coupon payment is made in cash;
2 coupon June 21, 2006 - December 20, 2006
Total amount of income paid on all bonds issued for each reporting period for which such income has been paid.
2 coupon — RUR 134,640,000

Form and other terms of payment of income on issue bonds - coupon payment is made in cash;
3 coupon December 20, 2006 — June 21, 2007
Total amount of income paid on all bonds issued for each reporting period for which such income has been paid.
3 coupon — RUR 134,640,000

Form and other terms of payment of income on issue bonds - coupon payment is made in cash;
4 coupon June 21, 2007 — December 20, 2007
Total amount of income paid on all bonds issued for each reporting period for which such income has been paid.
4 coupon — RUR 134,640,000

Form and other terms of payment of income on issue bonds - coupon payment is made in cash;
5 coupon December 20, 2007 — June 21,  2008
Total amount of income paid on all bonds issued for each reporting period for which such income has been paid.
5 coupon — RUR 134,640,000

Form and other terms of payment of income on issue bonds - coupon payment is made in cash;
6 coupon June 21, 2008 — December 20, 2008
Total amount of income paid on all bonds issued for each reporting period for which such income has been paid.
6 coupon — RUR 134,640,000

Form and other terms of payment of income on issue bonds - coupon payment is made in cash;
7 coupon December 20,  2008 — June 21,  2009
Total amount of income paid on all bonds issued for each reporting period for which such income has been paid.
7 coupon — RUR 134,640,000

8 coupon June 21, 2009 — December 20, 2009
Total amount of income paid on all bonds issued for each reporting period for which such income has been paid.
8 coupon — RUR 134,640,000

Form and other terms of payment of income on issue bonds - coupon payment is made in cash;
9 coupon December 20, 2009 — June 16, 2010
Total amount of income paid on all bonds issued for each reporting period for which such income has been paid.
9 coupon — RUR 134,640,000

Form and other terms of payment of income on issue bonds - coupon payment is made in cash;
10 coupon June 21,  2010 — December 20,  2010
Total amount of income paid on all bonds issued for each reporting period for which such income has been paid.
10 coupon — RUR 134,640,000

Form and other terms of payment of income on issue bonds - coupon payment is made in cash;
Liabilities have been discharged in full - issue bonds have been repaid.

Type of securities: bonds

Form of securities: documentary in bearer form

Series: BO-06

interest, non-convertible, commercial bonds, with maturity period on the 1092-nd day from the beginning date of placing

State registration number of the issue: 4B02–06-06005-A

Date of state registration of the issue: 20.11.2009

Authority of state registration of the issue: Trade organizer

State registration of the report on issue results has not been performed

Not required

Number of bonds of the issue: 5,000,000

Nominal value of each bond of the issue, RUR: 1,000

Volume of the issue at nominal value: 5,000,000,000

Basic information on income on bonds of the issue:
Type of income paid on issue bonds - coupon;
Time limit for payment of income on issue bonds:
Coupon is paid every 6 months (182 days).

Date of payment on coupon 1 – 30.12.2010
Amount of income (coupon) paid per 1 bond - 39 rub. 39 kopecks
Amount of income to be paid on all bonds (on the first coupon) — RUR 196,950,000

Form and other terms of payment of income on issue bonds - coupon payment is made in cash;
Total amount of income paid on all bonds issued for each reporting period for which such income has been paid.

1 coupon — RUR 196,950,000

Type of securities: bonds

Form of securities: documentary in bearer form

Series: BO-07

interest, non-convertible, commercial bonds, with maturity period on the 1092-nd day from the beginning date of placing

State registration number of the issue: 4B02–07-06005-A

Date of state registration of the issue: 20.11.2009

Authority of state registration of the issue: Trade organizer

State registration of the report on issue results has not been performed

Not required

Number of Bonds of the issue:  5,000,000

Nominal value of each bond of the issue, RUR: 1,000

Volume of the issue at nominal value: 5,000,000,000

Basic information on income on bonds of the issue:
Type of income paid on issue bonds - coupon;
Time limit for payment of income on issue bonds:
Coupon is paid every 6 months (182 days).

Date of payment on coupon 1 — 30.12.2010
Amount of income (coupon) paid per 1 bond - 39 rub. 39 kopecks
Amount of income to be paid on all bonds (on the first coupon) —                  RUR 196,950,000

Form and other terms of payment of income on issue bonds - coupon payment is made in cash;
Total amount of income paid on all bonds issued for each reporting period for which such income has been paid.

1 coupon — RUR 196,950,000

8.10. Other information

8.11. Information on provided securities and the issuer of the provided securities, title of ownership to which shall be certified by Russian depositary receipts

The issuer is not the issuer of the provided securities, title of ownership to which shall be certified by Russian depositary receipts

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry V. Ivanov
Name:	Dmitry V. Ivanov
Title:	CEO
Wimm-Bill-Dann Foods OJSC

Date:	May 05, 2011